SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 11th, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 11th, 2006

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

FINANCIAL REPORT 2005

REFERENCE DOCUMENT

NOTE
The data contained in this “document de reference” (reference document) may contain information on SCOR objectives or forward-looking statements, particularly in the sections 8.1 – “Strategy” and 8.3 “Recent Trends.” This information is sometimes identified by the use of the future tense or the conditional mood, and terms such as “think,” “are expected to,” “should,” “presume”, “believe,” or “might.”
This information is not historical data and must not be interpreted as guarantees that the stated facts and data will occur or that the objectives will be met. Because of their nature, these objectives might not be met and the assumptions on which they are based may be erroneous. We advise readers of this reference document to not place absolute confidence in the achievement of these objectives or on the accuracy of these forward-looking statements because actual events and results might differ significantly from the stated objectives or results implied by the forward-looking information contained in this reference document.
The Company confirms that the information from third parties, contained in this Reference Document in Sections 2.3 - (SCOR 18-month share performance, 7.13 - Securities Giving Access to Share Capital, 7.17 - Ownership of Share Capital and 8.5 Products and Markets – Competitive Position of our Life Insurance and Non-Life Insurance Activities, has been, to our knowledge, faithfully reported and that, with the publication of the data in this reference document, no material fact has been omitted that would cause the information contained herein to be inexact or incorrect.

1 GROUP ORGANIZATIONAL CHART	5
2 SCOR SHARES	6
2.1 STOCK LISTING	6
2.2 PER SHARE DATA	6
2.3 SCOR 18-MONTH SHARE PERFORMANCE	7
2.4 DIVIDENDS	7
3 ACTIVITIES OF THE GROUP	8
4 GROUP KEY FIGURES	10
5 CONSOLIDATED FINANCIAL STATEMENTS	11
5.1 CONSOLIDATED BALANCE SHEET	11
5.2 CONSOLIDATED STATEMENT OF INCOME	13
5.3 CONSOLIDATED STATEMENT OF CASH FLOWS	14
5.4 CHANGE IN SHAREHOLDERS’ EQUITY	15
5.5 SEGMENT INFORMATION	16
5.6 SIGNIFICANT EVENTS OF THE YEAR	18
5.7 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	21
5.8 STATUTORY AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS	70
6 SCOR PARENT COMPANY FINANCIAL STATEMENTS	72
6.1 SIGNIFICANT EVENTS OF THE YEAR	72
6.2 BALANCE SHEET — (SCOR SA FINANCIAL STATEMENTS)	73
6.3 STATEMENT OF INCOME (SCOR SA CORPORATE FINANCIAL STATEMENTS)	75
6.4 OFF-BALANCE SHEET ITEMS (SCOR SA CORPORATE FINANCIAL STATEMENTS)	78
6.5 NOTES TO PARENT COMPANY FINANCIAL STATEMENTS	79
6.6 GENERAL REPORT OF THE STATUTORY AUDITORS ON THE NON-CONSOLIDATED FINANCIAL STATEMENTS	95
7 GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL	97
7.1 REGISTERED NAME AND CORPORATE HEADQUARTERS	97
7.2 REGULATORY ENVIRONMENT AND APPLICABLE LEGISLATION	97
7.3 DATE OF FORMATION AND DATE OF EXPIRATION	98
7.4 CORPORATE PURPOSE (ART. 3 OF THE BYLAWS)	98
7.5 COMPANY REGISTRATION	98
7.6 CONSULTATION OF CORPORATE DOCUMENTS	98
7.7 FISCAL YEAR (ARTICLE 19 OF THE BYLAWS)	98
7.8 STATUTORY DISTRIBUTION OF PROFITS (ART. 19 OF THE BYLAWS)	98
7.9 SHAREHOLDERS’ MEETINGS	99
7.10 REPURCHASE OF SHARES BY THE CORPORATION	99
7.11 INFORMATION CONCERNING THE COMMON STOCK	102
7.12 AUTHORIZED SHARE CAPITAL	102
7.13 SECURITIES GIVING ACCESS TO SHARE CAPITAL	102
7.14 PERFORMANCE OF “OCEANE” BONDS SINCE THEIR ISSUANCE	103
7.15 SCOR SHARE SUBSCRIPTION OPTIONS	104
7.16 CHANGES IN THE SHARE CAPITAL OF SCOR OVER THE LAST FIVE YEARS	105
7.17 OWNERSHIP OF SHARE CAPITAL	106
7.18 EMPLOYEE SHAREHOLDING	107
7.19 IRP	107
8 INFORMATION ABOUT THE GROUP’S ACTIVITIES	109
8.1 STRATEGY	109
8.2 HISTORICAL BACKGROUND	109
8.3 RECENT DEVELOPMENTS	110
8.4 THE REINSURANCE BUSINESS	110
8.5 PRODUCTS AND MARKETS	112
8.6 DISTRIBUTION BY GEOGRAPHIC AREA	114
8.7 FINANCIAL RATINGS	114
8.8 GROUP EMPLOYEES	115
8.9 RISK FACTORS AFFECTING THE COMPANY	115
8.10 UNDERWRITING, RISK MANAGEMENT AND RETROCESSION	123
8.11 RESERVES	126
8.12 INVESTMENTS	128
8.13 BUSINESS OPERATIONS	129
8.14 PROPERTY AND EQUIPMENT	130
8.15 INFORMATION TECHNOLOGY	130
8.16 EXCEPTIONAL EVENTS AND LITIGATION	130
8.17 REFERENCE SYSTEM	132
9 CORPORATE GOVERNANCE	133
9.1 INFORMATION CONCERNING THE MEMBERS OF THE BOARD OF DIRECTORS	133
9.2 BIOGRAPHICAL INFORMATION ON MEMBERS OF THE BOARD OF DIRECTORS	142
9.3 TERMS AND CONDITIONS FOR THE PREPARATION AND ORGANIZATION OF WORK OF THE BOARD OF DIRECTORS	143
9.4 COMMITTEES OF THE BOARD	143
9.5 EXECUTIVE COMMITTEE	143
9.6 BIOGRAPHICAL INFORMATION ON THE MEMBERS OF THE EXECUTIVE COMMITTEE	145
9.7 STATEMENTS ON THE COMPANY’S CORPORATE GOVERNANCE	146
9.8 COMPENSATION AND BENEFITS OF GROUP DIRECTORS, OFFICERS AND MEMBERS OF THE EXECUTIVE COMMITTEE	146

9.9 STOCK OPTIONS HELD BY THE MEMBERS OF THE EXECUTIVE COMMITTEE AT DECEMBER 31, 2005	151
9.10 OTHER STOCK COMPENSATION	154
9.11 STOCK OPTIONS GRANTED TO THE TOP TEN NON-OFFICER EMPLOYEES AND EXERCIZED BY THEM DURING FISCAL YEAR 2005	156
9.12 NUMBER OF SHARES HELD BY DIRECTORS AND EXECUTIVE OFFICERS AT DECEMBER 31, 2005	156
9.13 REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS ON THE TERMS AND CONDITIONS FOR PREPARING AND ORGANIZING THE WORK OF THE BOARD OF DIRECTORS AND ON INTERNAL CONTROL PROCEDURES IN COMPLIANCE WITH ARTICLE L.225-37 OF THE FRENCH COMMERCIAL CODE	157
9.14 STATUTORY AUDITORS’ REPORT, PREPARED IN ACCORDANCE WITH ARTICLE L. 225-235 OF THE FRENCH COMMERCIAL CODE, ON THE REPORT PREPARED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS OF SCOR, ON INFORMATION GIVEN ON THE INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND PROCESSING OF FINANCIAL AND ACCOUNTING INFORMATION	170
10 AGREEMENTS	171
10.1 RELATED PARTY-AGREEMENTS SIGNED IN 2005 AS DEFINED BY ARTICLES L.225-38 ET SEQ. OF THE FRENCH COMMERCIAL CODE	171
10.2 AGREEMENTS APPROVED IN PRIOR FISCAL YEARS AND CONTINUED OR TERMINATED IN 2005	174
11 ANNUAL INFORMATION DOCUMENT	176
11.1 PUBLISHED INFORMATION	176
11.2 INFORMATION AVAILABILITY	180
12 PERSON RESPONSIBLE FOR THE DOCUMENT	180
12.1 CERTIFICATION	180
12.2 INDEPENDENT AUDITORS RESPONSIBLE FOR THE CONTROL OF THE ACCOUNTS	180
12.3 FEES PAID BY SCOR GROUP TO THE AUDITORS	181
12.4 FINANCIAL INFORMATION	181
12.5 INFORMATION INCORPORATED BY REFERENCE	181
13 CONCORDANCE TABLE	182

1. GROUP ORGANIZATIONAL CHART
SCOR GROUP ORGANIZATIONAL CHART ON DECEMBER 31, 2005

LIFE
SCOR
Non Life
EUROPE
NORTH AMERICA
ASIA
SCOR UK GROUP LTD 100% Great Britain
SCOR UK COMPANY LTD 100% Great Britain
IRP HOLDINGS LTD 100% Ireland
- SCOR Deutschland 100% Germany
SCOR ITALIA RIASSICURAZIONI 100% Italy
IRISH REINSURANCE PARTNERS 100% Ireland
IMMOSCOR 100% France
FERGASCOR 100% France
SCOR LIFE100% France
SNC SEBASTOPOL 100% France
EUROFINIMO 100% France
Société Putéolienne de Participation 100% France
SCOR FINANCIAL SERVICES 100% Ireland
SCOR AUBER 100% France
FINIMO FRANCE 100% France
SCOR LIFE U.S. Re INSURANCE CY 100% United States
SCOR CANADA100% Canada
SCOR US CORPORATION 100% United States
SCOR REINSURANCE COMPANY 100% United States
GENERAL SECURITY NATIONAL INS. 100% United States
INVESTORS INSURANCE CORPORATION 100% United States
SCOR LIFE INSURANCE CY 100% United States
COMMERCIAL RISK PARTNERS 100% Bermudea
COMMERCIAL RISK REINSURANCE CY 100% Bermuda
COMMERCIAL RISK SERVICES 100% United States
COMMERCIAL RISK RE-INSURANCE CY 100% United States
SCOR ASIA PACIFIC 100% Singapore
SCOR RE CO (ASIA) LTD 100% Hong Kong
FINIMO REALTY PTE LTD 100% Singapore
REINSURANCE INSURANCE
REAL ESTATE AND OTHERS

2.       SCOR SHARES
2.1.  STOCK LISTING
SCOR’s shares are listed on the Paris Stock Exchange, on the New York Stock Exchange in the form of American Depositary Shares (ADS), and on the Frankfurt Unlisted Securities Market.
SCOR’s shares are included in the following indexes:

SBF 80	DOW JONES EUROPE STOXX 600 INDEX

SBF 120	DOW JONES EURO STOXX INDEX

SBF 250	DOW JONES EUROPE STOXX INSURANCE INDEX

CAC MID 100	DOW JONES EURO STOXX INSURANCE INDEX

CAC MID & SMALL 190	DOW JONES EUROPE STOXX SMALL CAP INDEX

EURONEXT PARIS FINANCIERES	DOW JONES EURO STOXX SMALL CAP INDEX

EURONEXT PARIS ASSURANCE

EURONEXT NEXT 150

EURONEXT NEXT PRIME

The most significant trading takes place on the Paris Stock Exchange. The average monthly volume of transactions stood at 118.5 million shares from January through December 2005 inclusive and at 140 million shares from January through March 20, 2006 inclusive.
2.2. PER SHARE DATA

	2001	2002	2003	2004	2005

Number of shares in circulation as of December 31	41,244,216	136,544,845	136,544,845	819,269,070	968,769,070
Share equivalents:
Treasury stock	(3,630,417)	—	(489,500)	(9,298,085)	(9,110,915)
Options calculated via “treasury stock method”	292,065	—	—	—	1,699,062
Convertible or exchangeable bonds	4,025,000	—	(1)	105,485,232	100,000,000
Number of diluted shares as of December 31	41,930,864	136,544,845	136,055,345	915,456,217	1,061,357,213

Average number of diluted shares	38,288,065	136,591,766	136,300,095	529,159,021	989,324,565

Share Price (in €)*
high	58.20	46.80	2.86 (3)	1.80	1.89
low(2)	24.47	3.42	1.15	1.00	1.38
at December 31 (2)	35.41	5.05	1.31	1.39	1.82

Market capitalization at December 31 (in millions of euros)	1,460	689	1,073(4)	1,139	1,763(5)

Diluted Price/ Income ratio (in €)
high	N.S	N.S	N.S	20	12
low	N.S	N.S	N.S	11	9
at December 31	N.S	N.S	N.S	15	11

Yield at December 31
net of tax credit	0.8%	N.S	N.S	2.2%	2.7%
with tax credit – individuals	1.3%	N.S	N.S	2.2%	2.7%
with tax credit – other shareholders	1.0%	N.S	N.S	2.2%	2.7%

(1)	At the end of 2003, taking into account the share price and the conversion price, the convertible or exchangeable bonds and the stock options no longer have a dilutive effect on the calculation of income and net asset per share. (2) After detachment of the preferential subscription rights, SCOR’s share price at closing was at its lowest on December 22, 2003, which was the closing date of the share capital increase subscription period. (3) After application of the adjustment coefficient of 0.45046. (4) After the share capital increase, the number of shares in circulation stood at 819,269,070. (5) After the share capital increase of June 30, 2005, the number of shares in circulation stood at 968,769,070.
The EPS calculation is defined in Note 26 of the consolidated financial statements.

2.3 SCOR 18-MONTH SHARE PERFORMANCE
Source Euronext
The SCOR share data presented below comprise data concerning OTC trading.

		TOTAL TRANSACTIONS		HIGH/LOW
			Capital	High	Low
Year	Month	Volume	(millions €)	(In €)	(In €)

2000	N/A	31,170,203	1,504	60	40.05
2001	N/A	20,995,851	927	58.2	24.47
2002	N/A	61,661,310	1,033	29.09	3.42
2003	N/A	313,568,011	1,062	6.48	1.14

	1st quarter	672,606,238	1,020	1.74	1.20

	2nd quarter	230,611,977	298	1.53	1.15

2004	3rd quarter	264,966,780	319	1.39	1.00

	October	40,935,858	51	1.30	1.19

	November	121,426,933	168	1.48	1.21

	December	104,900,657	150	1.53	1.36

	January	75,708,878	113	1.58	1.38

	February	72,874,922	115	1.64	1.50

	March	84,488,496	138	1.70	1.52

	April	85,991,664	138	1.69	1.49

	May	96,236,888	155	1.71	1.46

	June	168,580,282	272	1.69	1.54

2005	July	203,006,449	342	1.76	1.57

	August	176,179,929	302	1.84	1.59

	September	141,487,164	237	1.74	1.60

	October	110,820,086	187	1.77	1.61

	November	98,436,676	166	1.75	1.62

	December	108,573,398	198	1.89	1.71

2006	January	194,052,142	380	2.11	1.81

	February	144,931,333	297	2.19	1.97

	March
	(to March 20)	79,720,876	166	2.21	1.99

2.4 DIVIDENDS

Year	Dividend	Distribution	Total Income (1)
		Rate
			Individuals and
			Parent Company	Others

2001	0.30	NA	0.45	0.345
2002	0	NA	NA	NA
2003	0	NA	NA	NA
2004	0.03	35.80%	0.03	0.03

2005	0.05	36.50%	0.05	0.05

(1)	The special tax credit attached to dividends (“Avoir Fiscal”) was abandoned in 2004.
No dividend was distributed in 2002 and 2003, based on decisions made by the General Meeting of Shareholders of May 15, 2003 and May 18, 2004. A dividend of €0.03 per share was distributed in 2004 based on the decision made by the General Meeting of Shareholders of May 31, 2005. The resolution that will be presented to the General Meeting of Shareholders held to approve the accounts for the year ending 2005 includes a dividend of €0.05 per share for 2005.
Dividends are forfeited after 5 years. Dividends not claimed are forfeited to the French State (administration des domaines).

3. ACTIVITIES OF THE GROUP
1. Global business in 2005 was in line with forecasts at the beginning of the fiscal year.
Gross premiums written in 2005 totaled €2,407 million, in line with forecasts, compared to €2,561 for 2004, representing a decrease of 6% (8% at constant exchange rates). This contraction was mainly due to the decline in savings in the United States.
2. The Group’s global income reflects its technical profitability
Operating income for 2005 reached €242 million, versus €199 million in 2004.
Net income attributable to the Group in 2005 increased to €131 million, versus net income of €75 million in 2004.
Group operating cash flow for 2005 totaled €-594 million. Excluding commutations of approximately €600 million, cash flow became positive again.
Liabilities from contracts net of retrocession reached €8,866 million at December 31, 2005, versus €9,020 million at December 31, 2004, representing a decline of 1.7%. This decline was due to the impact of commutations and foreign exchange fluctuations.
The adequacy of the Group’s reserves was confirmed by internal and external reviews by actuaries during the closing of the accounts.
Group shareholders’ equity stood at €1,719 million at December 31, 2005, versus €1,335 million at December 31, 2004. This rise in shareholders’ equity includes the share capital increase of June 30, 2005 for the net amount of €224 million.
Group general expenses reached €200 million in 2005 versus €196 million in 2004.
Total Group staff declined by 5.5% to 994 persons at December 31, 2005.
3. Results by business operation
3.1. The Non-Life Reinsurance business (Property and Casualty, Large Corporate Accounts,Credit and Surety and CRP treaties) generated premium income of €1,383 million for 2005, down 1% compared to 2003 (-4% at constant exchange rates).
Non-Life Reinsurance income (net operating income before general expenses and financial income) declined to €29 million in 2005 versus €85 million in 2004.
This income was affected by the cost of major natural disasters that occurred in 2005 in the United States and Mexico (Katrina, Wilma, Rita) as well as in Europe (the Gudrun storm, floods in Eastern Europe) in the amount of €168 million. Major natural catastrophes are defined by SCOR as events that result in a net retrocession cost for the Group that exceeds €10 million.
The net combined ratio of Non-Life Reinsurance business was 106.5% in 2005, versus 101.8% in 2004. Excluding CRP, the net combined ratio of Non-Life Reinsurance business was 102.8% in 2005. Excluding CRP and major natural catastrophes, this ratio would be 90.8%.
The net operating income for the Non-Life Reinsurance business increased to €159 million in 2005, versus €153 million in 2004. Net operating income benefited from strong technical performance as well as improved performance in the financial markets.
Liabilities relating to policies, net of retrocession from the Non-Life Reinsurance business amounted to €5,652 million at December 31, 2005, compared to €5,785 million at December 31, 2004, down 2% due to the impact of currency exchange and to significant liquidations and commutations in the portion of the SCOR U.S. portfolio in run-off.
3.2. The Life reinsurance business (individual and group policies, long-term care insurance, financing, accidents, disability, unemployment) reflected a decline in revenues in 2005 to €1,024 million, a contraction of 12% versus 2004 due to a drop in savings in the United States.
The operating income from Life reinsurance business reached €83 million in 2005 versus €46 million in 2004, representing an 8.2% margin of net premiums.
Net technical reserves from Life reinsurance business stood at €3,214 million at December 31, 2005 versus €3,235 million at December 31, 2004, representing a decline of 1%.

4. Asset Management in 2005
Financial income net of expenses (excluding borrowing costs) stood at €426 million in 2005 versus €315 million in 2004. Financial income from operations, net of expenses, dropped to €288 millions versus €309 millions in 2004. Capital gains from investments net of depreciation stood at €91 million versus €20 million in 2004 with foreign exchange gains reflecting a profit of €8 million versus a loss of €-13 millions in 2004.
The change in investments adjusted to reflect income at market value generated a profit of €39 million versus a loss of €-1 million in 2004.
Total investments reached €9,743 million at December 31, 2005, a decline of 2.9% as compared to December 31, 2004. The breakdown includes bonds (56%), loans and cash deposits (14%), shares and equity interests (10%), real estate investments (3%) and cash equivalents (17%).

4. GROUP KEY FIGURES

	IFRS
In millions of EUR	2005	2004

Gross premiums written	2,407	2,561

Gross premiums earned	2,387	2,728

Current operating result	242	199

Group net results after tax	131	75

Insurance business investments	8,082	8,211

Cash and cash equivalents	1,667	1,826

Policy-linked net liabilities	8,858	9,020

Borrowings and debts	954	1,342

Group shareholders’ equity	1,719	1,335

In euros

Number of SCOR equity shares in circulation at December 31	968,769,070	819,269,070

Earnings per share	0.15	0.09

Earnings per share (diluted)	0.14	0.09

Book value per share	1.79	1.65

Diluted book value per share	1.78	1.63

Share price at end of year	1.82	1.39

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
5. CONSOLIDATED FINANCIAL STATEMENTS
5.1 CONSOLIDATED BALANCE SHEET

In millions of EUR
		IFRS		French GAAP (1)
ASSETS		2005	2004	2004	2003

Intangible assets	Note 1	230	215	226	296
Goodwill		200	200	177	202
Value of business acquired		17	3	37	79
Other intangible assets		13	12	12	15

Tangible assets		10	10	10	13

Insurance business investments		8,082	8,211	8,093	7,415
Real-estate investments	Note 2	317	319	226	215
Investments available for sale	Note 3	5,963	5,541	6,352	5,813
Investments at fair value by income	Note 3	395	781	9	56
Loans and accounts receivable	Note 4	1,372	1,541	1,506	1,331
Derivative instruments	Note 5	35	29

Investments in affiliated companies	Note 6	23	21		13

Share of retrocessionnaires in technical reserves and financial liabilities	Note 11	983	878	880	1,028

Other assets		2,693	2,314	2,429	3,224
Deferred tax assets	Note 15	229	226	235	255
Accepted insurance and reinsurance accounts receivable	Note 7	1,326	1,201	1,293	1,693

Accounts receivable from reinsurance ceding transactions	Note 7	229	106	106	308
Other assets		356	271	277	484
Deferred acquisition costs	Note 8	553	510	518	484

Cash and cash equivalents	Note 9	1,667	1,826	1,799	1,826

TOTAL ASSETS		13,688	13,475	13,437	13,815

(1)	The “French GAAP” data is classified according to IFRS and valued in accordance with French principles. The reclassifications made are explained in the note “Explanation of the Transition to IFRS.”

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

In millions of EUR
		IFRS		French GAAP(1)
LIABILITIES		2005	2004	2004	2003

Group shareholders’ equity	Note 10	1,719	1,335	1,324	619
Share capital		763	645	645	136
Additional paid-in capital		147	55	11	1
Consolidated reserves		661	510	599	796
Asset revaluation reserve		5	43
Consolidated result		131	75	69	(314)
Share-based payments		12	7

Minority interests				183	172

				1,507	791
Total shareholders’ equity		1,719	1,335

Financial debt	Note 12	954	1,342	1,083	836
Subordinated debt		233	222	225	230
Financial debt securities		520	934	769	509

Financial debt to entities in the banking sector		201	186	89	97

Contingency reserves	Note 13	61	58	35	20

Policy-linked liabilities	Note 11	9,849	9,898	9,956	10,971

Technical reserves linked to insurance contracts		9,686	9,742	9,956	10,971
Liabilities associated with financial contracts		163	156

Other liabilities		1,105	842	856	1,197
Deferred tax liabilities	Note 15	86	70	25	35
Derivative instruments liabilities	Note 5	6	3

Accepted insurance and reinsurance accounts payable	Note 7	138	181	181	679
Retrocession accounts payable	Note 7	645	412	474	279
Other liabilities		230	176	176	204

TOTAL LIABILITIES		13,688	13,475	13,437	13,815

(1)	The “French GAAP” data is classified according to IFRS and valued in accordance with French principles. The reclassifications made are explained in the note “Explanation of the Transition to IFRS.”

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
5.2 CONSOLIDATED STATEMENT OF INCOME

In millions of EUR		IFRS		French GAAP (1)
		2005	2004	2004 (2)	2003

Gross premiums written	Note 18	2,407	2,561	2,528	3,691
Change in unearned premiums		(20)	167	156	340

Gross premiums earned		2,387	2,728	2,684	4,031

Other revenues from operations		1	7	8	5
Investment revenues	Note 19	460	346	336	626

Total revenues from ordinary activities		2,848	3,081	3,028	4,662

Expenses relating to contract benefits	Note 20	(1,843)	(1,971)	(1,864)	(3,568)
Gross commission on earned premiums		(532)	(612)	(671)	(865)
Net income (loss) from reinsurance operations	Note 21	(22)	(104)	(100)	(145)
Financial management expenses		(34)	(31)	(31)	(27)
Acquisitions and operational expenses		(99)	(98)	(98)	(107)
Other current operational expenses		(60)	(66)	(62)	(73)

Total other current revenues and expenses		(2,590)	(2,882)	(2,825)	(4,785)

INCOME/LOSS FROM CURRENT OPERATIONS		258	199	203	(123)

Goodwill — value changes		(3)	0	(19)	(19)
Other operational expenses		(13)	0

INCOME(LOSS) FROM OPERATIONS		242	199	185	(142)

Financing expenses	Note 22	(57)	(78)	(48)	(51)
Share in results of associated companies					1
Income tax	Note 23	(54)	(46)	(44)	(96)

NET INCOME (LOSS) OF CONSOLIDATED ENTITY		131	75	93	(289)

Minority interests		0	0	(24)	(26)

GROUP NET INCOME (LOSS)		131	75	69	(314)

Earnings per share	Note 26	0.15	0.09	0.08	-2.31
Diluted earnings per share		0.14	0.09	0.08	-2.31

(1)	The “French GAAP” data is classified according to IFRS and valued in accordance with French principles (2). The reclassifications made are explained in the note “Explanation of the Transition to IFRS.”

(2)	The reclassifications made are given in the Note “Explanation of the transition to IFRS”

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
5.3 CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of EUR	IFRS		French GAAP (1)
	2005	2004	2004 (2)	2003

Net income (loss)	131	75	93	(288)

Capital gains and losses on investment disposals	(90)	(42)	(42)	(175)
Change in amortizations and non-technical reserves	38	55	59	78
Change in deferred acquisition costs	(10)	(20)	(20)	(60)
Increase of technical reserves and financial liabilities	(789)	(379)	(384)	397
Change in faire value of financial instruments recognized at market value by income (excl. cash and cash equivalents)	(39)	4

Change in deferred taxes and other items not involving cash outlay included in income (loss) from operations	(37)	40	24	(111)

Cash flow from operations excluding working capital changes	(796)	(267)	(270)	(159)

Change in loans and accounts receivable	174	40	39	32
Cash flows from other assets and liabilities	28	15	15	51
Net taxes paid			1	62

Net cash flow from operations	(594)	(212)	(215)	(14)

Acquisitions of consolidated companies, net of cash earned		(3)	(3)
Disposal of consolidated acquisitions, net of cash paid		13	13

Cash flows linked to change in consolidation scope		10	10

Purchases/disposals of real estate	1	16	16	197
Purchases/disposals of financial assets	542	(531)	(531)	210

Cash flows linked to acquisitions, issue and disposal of financial assets	543	(515)	(515)	407

Cash flows from investing activities	543	(505)	(505)	407

Issue of capital instruments	224	737	708	(3)
Reimbursement of capital instruments	(183)	(13)	(13)	(39)
Transactions on treasury stock	(5)	(10)	(10)	(2)
Dividends paid	(24)

Cash flows linked to transactions with shareholders	12	714	685	-44

Cash generated by issuance of financial debt	9	156	156
Cash flow impacted by reimbursement of financial debt	(268)	(24)		(48)
Interest paid on financial debt

Cash flows linked to Group financing	(259)	132	156	(48)

Cash flows arising from financing activities	(247)	846	841	(92)

Cash and cash equivalents at January 1	1,825	1,836	1,824	1,788

Net cash flow from operations	(594)	(212)	(215)	(14)
Cash flows from investing activities	543	(505)	(505)	407
Cash flows arising from financing activities	(247)	846	841	(92)
Foreign exchange variation impact on cash equivalents	140	(140)	(147)	(265)

Cash and cash equivalents at end of year	1,667	1,825	1,798	1,824

The “French GAAP” data is classified according to IFRS and valued in accordance with French principles.
The reclassifications made are explained in the note “Explanation of the Transition to IFRS.”

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
5.4 CHANGE IN SHAREHOLDERS’ EQUITY

in millions of EUR			Consolidated
		Additional	reserves	Asset			Share-
	Share	paid-in	(including	Revaluation	Treasury	Translation	based	Other
	capital	capital	net income)	reserves	stock	adjustment	payments	reserves

Shareholders’ equity at January 1, 2004 in French GAAP	137	1	569		-2	-86

Impact of adopting IFRS (1)		14	-162	31		86	1

Shareholders’ equity at January 1 2004 in IFRS	137	15	407	31	-2		1

Available-for-sale assets ( AFS)				21		-6
Hedging
“Shadow accounting” gross deferred taxes				-3		2
Effect of changes in foreign exchange rates						-62
Actuarial gains and losses not recognized in net income								10
Taxes payable or deferred taken directly or transferred to capital				-6				-6

Share-based payments							6

Other changes		15			-11	3		-1

Net income recognized in shareholders’ equity		15		12	-11	-63	6	3

Consolidated net income (loss) for the fiscal year			75

Total revenues and losses recognized for the period		15	75	12	-11	-63	6	3

Capital transactions	508	25	176

Dividends paid

Shareholders’ equity at December 31, 2004 in IFRS	645	55	658	43	-13	-63	7	3

Impact of revaluations
Available-for-sale assets ( AFS)				-89			4
Hedging
“Shadow accounting” gross deferred taxes				45			-5
Effect of changes in foreign exchange rates							97
Taxes payable or deferred taken directly or transferred to capital				6				-2

Share-based payments							5

Other changes					-2			-5

Net income recognized in shareholders’ equity				-38	-2	96	5	-7

Consolidated net income (loss) for the fiscal year			131

Total revenues and losses recognized for the period			131	-38	-2	96	5	-7

Capital transactions	118	106	-1

Dividends paid		-14	-10

Shareholders’ equity at December 31, 2005 in IFRS	763	147	778	5	-15	33	12	-4

(1)	The impact of adopting IFRS standards is explained in the note entitled “Explanation of the Transition to IFRS Standards.”

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
5.5 SEGMENT INFORMATION
The following information presents the operating income for each of the Group’s business segments as well as certain items included under assets and liabilities for the years ended 2004 and 2005.

	At December 31, 2005				At December 31, 2004
			Intra-				Intra-
In millions of EUR	Life	Non Life	group	Total	LIFE	Non Life	group	Total

Gross premiums written	1,024	1,383		2,407	1,165	1,396		2,561
Change in unearned premiums	18	(38)		(20)	(48)	215		167

Gross premiums earned	1,042	1,345		2,387	1,117	1,611		2,728

Other revenues from operations		12	(11)	1		18	(11)	7
Investment revenues	136	186		322	134	206		340
Capital gains and losses on investment disposals	27	63		90	12	23		35
Change in fair value of investments accounted for at fair value by income	8	31		39	(10)	9		(1)
Change in investment depreciation	(1)	2		1	(1)	(14)		(15)
Currency gains	5	3		8	3	(16)		(13)

Investment revenues	175	285		460	138	208		346

Total revenues from ordinary business operations	1,217	1,642	(11)	2,848	1,255	1,837	(11)	3,081

Expenses relating to contract benefits	(838)	(1,005)		(1,843)	(896)	(1,075)		(1,971)

Gross commissions earned	(237)	(295)		(532)	(241)	(371)		(612)
Retroceded written premiums	(32)	(102)		(134)	(37)	(83)		(120)
Change in retroceded unearned reserves		(16)		(16)		(66)		(66)

Retroceded earned premiums	(32)	(118)		(150)	(37)	(149)		(186)
Retroceded claims ratio	20	96		116	9	60		69
Retrocession earned commission	6	6		12	4	9		13

Net income from reinsurance operations	(6)	(16)		(22)	(24)	(80)		(104)

Financial management expenses	(1)	(33)		(34)	(2)	(29)		(31)
Acquisitions and operational expenses	(30)	(69)		(99)	(32)	(66)		(98)
Other current operational expenses	(20)	(51)	11	(60)	(14)	(63)	11	(66)
Other revenues from current operations

Total other current revenues and expenses	(1,132)	(1,469)	11	(2,590)	(1,209)	(1,684)	11	(2,882)

INCOME/LOSS FROM CURRENT OPERATIONS	85	173		258	46	153		199

Goodwill – value changes		(3)		(3)
Other operational expenses	(2)	(11)		(13)
Other revenues from operations

INCOME(LOSS) FROM OPERATIONS	83	159		242	46	153		199

The gross premiums generated by geographic zone are as follows:

In millions of EUR	LIFE		Non Life
	2005	2004	2005	2004
Gross premiums written	1,024	1,165	1,383	1,396

Europe	710	724	1,025	1,010
North America	314	441	218	234
Asia and rest of world			140	152

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
The gross premiums are broken down according to the geographic location of the subsidiary.
A breakdown of the gross premiums by location of ceding company is presented in the appendix under “Geographic Concentration of Insurance Risks.”
Assets and liabilities by activity are broken down as follows:

In millions of EUR	2005			2004
	LIFE	Non Life	Total	LIFE	Non Life	Total

Insurance business investments	3,115	4,967	8,082	3,206	5,005	8,211

Investments in affiliated companies		23	23		21	21

Policy-linked liabilities	-3,615	-6,234	-9,849	-3,596	-6,302	-9,898

Share of retrocessionnaires in technical reserves and financial liabilities	401	582	983	361	517	878

Total Assets	4,346	9,342	13,688	4,303	9,172	13,475

The breakdown by geographic zone is according to the location of the subsidiary.

In millions of EUR	2005				2004
			Asia and				Asia and
		North	rest of			North	rest of
	Europe	America	world	TOTAL	Europe	America	world	TOTAL

Insurance business investments	5,071	2,897	114	8,082	5,102	2,976	133	8,211

Investments in affiliated companies	23			23	21			21

Total assets	9,923	3,417	348	13,688	9,808	3,339	328	13,475
The Cash Flow Statement at 12/31/2005 is presented as follows:

In millions of EUR	LIFE	NON LIFE

Cash and cash equivalents at January 1	219	1,606	1,825

Net cash flow from operations	-134	-460	(594)
Cash flows from investing activities	154	389	543
Cash flows arising from financing activities	-10	-237	(247)
Foreign exchange variation impact on cash and cash equivalents	71	69	140

Cash and cash equivalents at end of year	300	1,367	1,667

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
5.6 SIGNIFICANT EVENTS OF THE YEAR
Group net income for 2005 was €131 million. This result comprises technical costs net of retrocessions (with reinstatement premiums) for major natural catastrophes* of €168 million, including Katrina in August, with a net technical cost of approximately €82 million. The after tax impact on the accounts of these major natural catastrophes totalled €166 million. Excluding these major natural catastrophes, technical activity for the year reflects the continuation of the trends observed since the end of 2003.
During the first six months of 2005, the Group significantly reduced its reserves in the United States following several commutations made by two subsidiaries in the United States and in Bermuda, SCOR U.S. and CRP.
In June 2005, SCOR acquired the minority interests of the Irish company IRP Holdings Limited for €183 million. On June 30, 2005, SCOR issued 149,500,000 shares for a net amount of €224 million. This share capital increase enabled the Group to refinance the acquisition of the minority interests of IRP Holdings Limited, as well as reinforce the Group’s financial strength, with a view to upgrading its financial rating.
On August 1, 2005, the Group’s financial rating (Standard & Poor’s) was upgraded to “A- stable outlook.” This rating confirms the solidity of the Group’s financial foundations and its high level of solvency and will enable the Group to implement a complete underwriting policy centred on profitability and risk selection.
In order to adapt the Group’s structure to its level of business, in July 2005 the SCOR Group announced a Group reorganization program called “New SCOR.” To this end, SCOR recognized a restructuring reserve for its French companies in the accounts at December 31, 2005 of €12 million.
*	Major natural catastrophes are defined by SCOR as occurrences where the cost, net of retrocession, for the Group exceeds €10 million.
Premium Income
In 2005, gross written premiums of the SCOR Group stood at €2,407 million, a decline of 6% versus those of 2004.
At constant exchange rates, gross written premiums of the SCOR Group declined by 8% versus those of 2004.
Premiums from life insurance / non-life insurance
Breakdown of premium income by business operation (1)
(Millions of euros, at current exchange rates)

	2005 PI		2004 PI		Variation
					Current rate	Constant rate
					of	of
	2005	%	2004	%	exchange	exchange

Non Life reinsurance	1,383	57%	1,396	55%	-1%	-4%
Life Reinsurance	1,024	43%	1,165	45%	-12%	-13%

TOTAL	2,407	100%	2,561	100%	-6%	-8%

Geographic breakdown of premium income (1)
(Millions of euros, at constant exchange rates)

	2005	%	2004	%

Europe	1,336	55%	1,347	52%
North America	594	25%	762	30%
Asia-Pacific	217	9%	202	8%
Rest of the World	260	11%	250	10%

TOTAL	2,407	100%	2,561	100%

(1) Gross premiums written broken down by location of ceding companies
Non-life reinsurance (Property and Casualty, Large Corporate Accounts, Credit and Surety), premium income reached €1,383 million, basically unchanged from 2004.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Life Reinsurance (individual and group life, long-term care, financing, disability, unemployment), premium income stood at €1,024 million, a decline of 12% over 2004.
Technical results
The combined ratio “(claims + commissions + overheads) / earned premiums” for non-life reinsurance totalled 106.5% in 2005 versus 101.8% in 2004. This ratio, which includes major natural catastrophes, reflects the technical performance of recent underwriting years (2002 and after).
Net combined ratio * Non-Life insurance
* (claims + commissions + overheads) / premiums earned
The ratio is calculated net of reinsurance and does not include the restructuring reserve, which does not constitute a return on a service rendered.
The net combined ratios are based on estimates of ultimate loss of the technical reserves established by Group actuaries.
Financial results
Investment income net of fees (excluding borrowing costs) in 2005 was €426 million, versus €315 million in 2004, or an increase of 36%. This increase was due primarily to capital gains made in the second half of 2005 and to the positive developments in the financial markets.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Taxes
Taxes in 2005 stood at €(54) million versus €(46) million in 2004. This expense included a write-up of €43 million of the deferred assets relating to the French tax-consolidated Group.
Group net income for the period
Group net income for the period stood at €131 million, compared to €75 million in 2004.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

5.7	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Accounting methods and principles
Approval of the consolidated financial statements
The financial statements were presented by the Group Management to the Audit Committee. The Management and the Audit Committee report to the Board of Directors, which approved the financial statements on March 21, 2006. Shareholders can ask for an amendment to the financial statements.
The financial statements are then presented for approval to the General Meeting of May 16, 2006.
Presentation of applied standards and interpretations
The Group’s financial statements were prepared in conformity with international accounting standards (International Financial Reporting Standards’ – IFRS) and the interpretations issued on December 31, 2005, as adopted by the European Union.
As of January 1, 2004 SCOR has also applied IFRS 4, IAS 32 and 39 and the amendment of IAS 19 concerning the accounting of actuarial differences as equity.
Details of the transition of the accounts published under French GAAP to IFRS standards are published under “Explanation of transition to IFRS.”
IFRS standards that can be adopted in anticipation
SCOR’s financial statements at December 31, 2005 do not integrate the impact of standards and interpretations, the application of which may be delayed until the opening of the accounts on January 1, 2006, with the exception of the amendment of IAS 19 regarding the recording of actuarial differences in shareholders’ equity.
Description of accounting options for the first-time adoption of IFRS
IFRS financial information is established in accordance with the provisions of IFRS 1 “First-Time Adoption of IFRS.” For this first financial year, SCOR has adopted the following additional options in accordance with IFRS 1 with regard to the retrospective accounting of assets and liabilities under IFRS.
Business combinations
SCOR has opted not to restate business combinations prior to January 1, 2004, as permitted under IFRS 3. As permitted under IFRS 1, SCOR will not apply IAS 21 “Effects of Changes in Foreign Exchange Rates” retrospectively to goodwill resulting from business combinations that occurred before the transition to IFRS. Consequently, goodwill remains in the functional currency of the acquiring entity.
Actuarial gains and losses on pension plans
SCOR has decided to adopt the option provided for in IFRS 1, whereby unrecognized actuarial gains and losses are recorded against consolidated shareholders’ equity at January 1, 2004.
Unrecognized actuarial gains and losses (SORIES) after January 1, 2004 are reflected in shareholders’ equity.
Translation adjustments
With regard to the conversion into euros of subsidiary accounts having a foreign functional currency, SCOR transferred Translation adjustments at January 1, 2004 into consolidated reserves. The new IFRS value of translation adjustment at January 1, 2004 is therefore returned to zero. In the event of the subsequent disposal of these subsidiaries, the income or loss from the disposal will not include the recovery of exchange rate difference prior to January 1, but will include translation adjustments recorded after January 1, 2004.
Assessment of certain intangible / tangible assets at fair value
SCOR opted not to apply the option offered by IFRS 1 that allows for the assessment at January 1, 2004 of certain intangible and tangible assets at their fair value on that date.
Share-based compensation
SCOR opted to apply the provisions of IFRS 2 solely to equity-based compensation granted after November 7, 2002, for which the rights acquisition date falls after December 31, 2003.
IFRS consolidation principles

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Methods of consolidation
All the companies in which SCOR has a controlling interest, which include companies in which it has the power to direct financial and operational policy in order to obtain benefits from their operations, are fully consolidated.
Subsidiaries are consolidated as of the moment the Group takes control of them until the date on which this control is transferred outside the Group. Where control of a subsidiary is lost, the consolidated financial statements for the year include profit and loss for the period during which SCOR held control.
The Group’s investment in an affiliated company is recorded in the accounts using the equity method. An affiliated company is an entity in which the Group exercises significant influence but which is neither a subsidiary of the Group nor a joint venture.
The Group does not have any equity interest in joint ventures.
The Group controls in substance a separate legal structure (“ad hoc entity”) that it consolidates in the absence of any capital links. The following assessment criteria were used to determine the existence of control:
–	The entity’s business is conducted exclusively on behalf of the Group, so that the Group may enjoy the benefits;
–	The Group holds the decision-making and management power to obtain the maximum benefits relating to the entity’s operational activity; this power was delegated through the implementation of a self-management system;
–	The Group may benefit from the majority of the entity’s advantages;
–	The Group retains the majority of the risks relating to the entity.
The Group also fully consolidates the mutual funds that it holds as part of its business. These entities could not be consolidated under French accounting standards.

Harmonization of accounting principles
The financial statements of the subsidiaries are prepared for the same accounting period as that of the parent company. Consolidation adjustments may be made in order to harmonize all the Group’s accounting methods and principles.
All intra-group balances and transactions including internal results resulting from intra-company transactions are fully eliminated.
Translation methods
The Group’s consolidated financial statements are presented in euros (EUR) and all values are rounded off to €millions except where expressly stated otherwise.
Translating the financial statements of a foreign entity
Where the functional currency of Group entities is not the same as the reporting currency used to present the Group’s consolidated financial statements, the balance sheet is translated using the closing date exchange rate and the income statement is converted using the average exchange rate for the period. Exchange rates differences are posted directly as equity under “translation adjustments.”
Translation of transactions denominated in foreign currencies
Transactions denominated in foreign currencies (currencies other than the functional currency) are converted into the functional currency at the rate of exchange in force on the date of the transaction (for practical purposes, an average rate is used).
At each closing date, the entity must convert the foreign-currency items on its balance sheet into the functional currency, using the following procedures:
–	monetary items (specifically bond investments, accounts receivable and payable, technical insurance assets and liabilities) are converted at the closing date exchange rate and the resulting gains and losses are recorded in the income statement,
–	non-monetary items are converted:
*	using the exchange rate on the transaction date if they are assessed at historical cost (particularly real estate investments) and,
*	using the exchange rate at the date of the fair value assessment if they are assessed at fair value (particularly equity investments).
When a gain or loss on a non-monetary item is recorded directly in shareholders’ equity (shares available for sale, for example), the exchange adjustment resulting from the conversion of this item is also directly recorded in shareholders’ equity. Conversely, when a gain or loss on a non-monetary item is recorded in profit and loss (shares

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

at fair value by income; for example), the exchange adjustment resulting from the conversion of this item is also recorded on the income statement.
–	The gains and losses resulting from the conversion of hedging on foreign net investments are recorded in shareholders’ equity until the withdrawal of the net investments, at which time they are recorded on the income statement.
Goodwill and business combinations
Goodwill represents the excess of an acquisition cost over the fair value of the Group’s share of the acquired company’s net assets at the date of acquisition. The goodwill on fully consolidated subsidiaries is included under intangible assets. Goodwill on companies accounted for by the equity method is included in the value of securities accounted for by the equity method.
Goodwill is recorded at historical cost, less any possible accumulated loss in value.
In order to establish possible losses in value, goodwill is allocated to each cash-generating unit (CGU). A CGU is defined as an entity with separate identifiable cash flows. Each CGU represents the Group’s investment in each country in which it is active according to the primary segment information, either non-life reinsurance or life reinsurance.
Each CGU to which goodwill is allocated should correspond as closely as possible to the level at which the group is monitoring the rate of return on its investment. A CGU should not be any larger than a primary or secondary level segment as defined for the needs of segment reporting set forth under IAS 14.
In order to assess any loss in value, a goodwill impairment test is conducted:
–	each year on the same date for each cash-generating unit, but not necessarily on the closing date;
–	more frequently if an unfavourable event occurs between the two annual tests;
–	mandatorily before the completion of entity acquisition.
A loss in value is recorded where the net book value of the CGU, to which goodwill has been allocated, is higher than its recoverable value. The recoverable value is the highest amount between: (1) the fair value net of sales costs and (2) the value in use (future discounted cash flow) of this unit.
If the assets of the CGU Group or the unit included in the CGU group to which goodwill has been allocated are tested for impairment on the same date as the CGU that includes the goodwill (or if there is a loss in value index for one of the assets), this test should be conducted before the goodwill impairment test.
Accounting principles
The financial information has been prepared in accordance with the historical cost agreement, with the exception of certain categories of assets and liabilities. The relevant categories are mentioned in the following notes. The consolidated IFRS information is presented in euros and all values are rounded off to the nearest million unless otherwise indicated.
Use of estimates
In order to prepare the financial information in accordance with generally accepted accounting principles, certain assumptions were made. Assumptions are made that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts reported as income and loss for the year.
Management reviews these estimates and assessments constantly, based on its past experience and on various other factors it deems reasonable, thereby reaching its assessments on the carrying value of the assets and liabilities. The actual results could differ substantially from these estimates under different assumptions or conditions that may arise at a later date.
Real estate assets
Classification of buildings:
All buildings currently held by the Group are investment properties. In certain cases, buildings may be partially occupied by entities of the Group.
Accounting method
The buildings are recorded at historical amortized cost. Their value is broken down as follows:
–	land, not amortized;
–	four technical components:
*	structure, or carcass, depreciated over a term of 30 to 80 years according to the type of construction;
*	wind and water tightness, depreciated over a period of 30 years;
*	technical installations, depreciated over a term of 20 years;
*	decor fixtures and improvements, depreciated over a term of 10 to 15 years according to type.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

The costs, rights and acquisition (or development) fees are integrated in the value of the building.
The relative weight of each technical component and the length of depreciation are set according to a schedule of components showing eight types of construction. This schedule was prepared based on the Group’s own experience and on schedules prepared by professional authorities.
Appraisal
Each building is subject to an in-depth analysis of its market value or “fair value” by an independent appraiser every 5 years at year-end. Its market value is reassessed by the same appraiser at the end of each of the 4 subsequent years depending on the changes that have occurred to its rental status, works completed and developments in the local real estate market.
If the market value of a building appears lower than its net book value, a decrease in value is recorded as a loss equal to the difference between its utility value and the net book value. With regard to investment properties, their utility value is considered a long-term investment based primarily on the sum of estimated future cash flows that are discounted on the basis of current market assumptions. SCOR has not retained any residual value.
Finance lease
Investment properties financed by financial rental agreements are recorded on the balance sheet as assets based on the current value of rents and the option to buy. Once they have been recorded on the balance sheet, they are treated like other investment properties at amortized historic cost.
On the liabilities side, a corresponding debt is recorded under “financial liabilities.” It is amortized in accordance with the effective interest rate method.
Leasing agreements
In December 2003, the SCOR Group sold its headquarters building. A net capital gain of €44 million was realized under local standards.
The Group will remain a tenant of this building until December 2012. The owner of the building has a bank guarantee corresponding to SCOR’s rating. SCOR has pledged an asset amount of the same value with the bank that issued this guarantee.
In application of IAS 17, this capital gain was maintained in the IFRS accounts.
Rental income
Rental income from investment properties is recorded on a straight-line basis over the term of the current rental agreements.
Financial investments
The Group classifies its financial assets in the following categories: available-for-sale financial assets, fair market assets by income, loans and other accounts receivable and derivative instruments. There are currently no assets classified as assets held to maturity.
The sale and purchase of assets is entered in the accounts on the settlement date. Once it has been posted, an asset is assessed according to its asset category, determined according to the methods set forth below.
Financial assets are taken off the balance sheet when their contractual rights to the cash flow of the financial asset expire or are transferred, and when the Group has substantially transferred the risks and advantages inherent to ownership of the financial asset.
At each closing date, the Group assesses whether there is an objective indication of loss in value. The amount of the loss in value is posted in the accounts by asset category, in accordance with the terms and conditions set forth below.
For equity instruments listed on an active market, a drop in price of more than 20% or a consistent decline over a period of more than six months constitutes an objective indication of loss in value. For unlisted equity instruments, fair value is determined according to commonly used valuation techniques. For debt instruments and loans and accounts receivable, an objective indicator of a loss in value relates to a proven credit risk.
Available-for-sale financial assets
Available-for-sale assets include non-derivative assets that are classified as either available for sale or those that are allocated to any other category.
Available-for-sale financial assets are posted at their fair value. Unrealized profits and losses resulting from variations in the fair value of a non-hedged asset are recorded directly in shareholders’ equity, with the exception of profits and losses from foreign

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

exchange gains and losses on a monetary financial asset held for sale which are recorded on the income statement for the share of exchange profits and losses applied at amortized cost, and in shareholders’ equity for the portion of profits and losses related to fair value. Foreign exchange profits and losses on the fair value of non-monetary financial available-for-sale assetsare recorded under shareholders’ equity.
When there is an objective indication of loss in value, the amount of the accumulated loss posted directly to shareholders’ equity is recorded on the income statement. Losses in value may only be carried forward on debt instruments when the fair value increases during a subsequent financial year due to an event that occurs after the loss in value has been posted.
When the asset is sold, all the accumulated equity gains and losses are included in the capital gains and losses from the sale of investments on the income statement, less the amounts previously posted to income.
Interest on debt instruments is calculated in accordance with the interest method in effect, which integrates the amortization of premiums/discounts and is recorded on the income statement. Dividends on equity instruments are recorded on the income statement when the Group’s right to receive payment for them has been established.
Financial assets at fair value by income
This category includes two classes of assets: financial assets held for transactional purposes and those designated at fair value by income upon initial recognition in the accounts.
Profits and losses from changes in the fair value of financial assets classified under this category are reflected on the income statement in the period in which they occur.
The main financial assets evaluated at fair value by income are securities held in major mutual funds, bonds convertible into shares, derivatives, investments representing Unit-linked policies and certain shares.
Loans and accounts receivable
This category includes non-derivative financial assets where payment is fixed or fixable and which are not listed on an active market, with the exception of accounts receivable from reinsurance transactions.
These assets are recognized at amortized cost using the effective interest rate method where this method has a significant impact compared to the nominal contractual method. Loans and short-term accounts receivable are recorded at cost.
Cash and cash equivalents
The heading “Cash and cash equivalent” includes cash, negative bank balances and short term loans (cash mutual funds). This heading is defined in identical terms in French standards and in IFRS standards.
Treasury stocks
Treasury stocks are deducted from shareholders’ equity, regardless of the purpose for which they are held, and the related income or loss is eliminated from the consolidated income statement.
Financial liabilities
Financial liabilities, with the exception of liabilities resulting from reinsurance transactions, are classified into financial debts, financial liability instruments and other liabilities.
Subordinated financial debts or debt securities
These items combine the various subordinated or unsubordinated bonds issued by the Group.
These debts are posted at amortized cost using the effective interest rate method.
Borrowings that include a derivative instrument have been stripped. The portion that relates to the equity component, determined on the date of issue, is reflected in shareholders’ equity. It is not subsequently reassessed.
Interest on financial debts are posted under charges.
Financial debts owed to entities in the banking sector
This item combines mortgage loans and medium-term notes. These debts are recognized at amortized cost using the effective interest rate method where this method has a significant impact compared to the nominal contractual rate method.
Interest on financial debts are posted under charges.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Derivative and hedging instruments
Derivative instruments are recorded at fair value from inception and are assessed at fair value at each account closure.
The accounting method varies according to whether the derivative instrument is designated as a hedging instrument or not, as described in the note below “Hedging Instruments.”
When the Group has not designated the derivative as a hedging instrument, profits and losses resulting from the variation of the fair value of the instrument are recorded under income in the period in which they occur. The Group uses the following derivative instruments to reduce its exposure to various risks: interest rate swaps, futures and foreign currency forward contracts, caps and floors, stock option puts and calls.
Embedded derivative instruments
An embedded derivative is a component of a hybrid instrument which includes a non-derivative host contract, which causes part of the hybrid instrument’s cash flow to vary in the same way as that of a freestanding derivative.
The embedded derivative is separate from the host contract and is posted as a derivative where its economic features and risks are not closely linked to the economic features of the host contract, where the embedded instrument has the same conditions as a separate derivative instrument, and where the embedded instrument is not assessed at fair value through the income statement.
Where an embedded derivative has been separated from its host contract, it is posted in accordance with the provisions relating to the posting of derivative financial instruments.
Where the embedded derivative represents a significant part of the instrument and cannot be separated from the host contract, the hybrid instrument is treated as an instrument held for trading. Profits and losses resulting from variations in the fair value of the hybrid are posted in profit and loss in the period during which they occur.
Hedging Instruments
A hedging instrument is a designated derivative instrument or, in the case of a single foreign currency hedge, a designated non-derivative asset or liability where the fair value or cash flow offset variations in the fair value or cash flow of the hedged item.
The hedged item may be an asset, a liability, a firm underwriting, a highly profitable scheduled transaction or a net investment in a foreign business that exposes the Group to fair market valuation risk or future cash flow risk, and which is designated as being hedged.
The performance of hedges is monitored periodically in order to ensure, with regard to variations in the fair value or cash flow of the item, the degree of compensation attributable to hedged risk through variations in fair value or cash flow of the hedged instrument.
Hedges for net investments in a foreign business are recorded as follows:
–	the portion of profit or loss on the hedging instrument considered as the effective portion of the hedge is recorded directly in shareholders’ equity;
–	the ineffective portion of the hedge is recorded on the income statement.
The primary hedging instruments consist of forward foreign currency forward purchases and sales.
Accounting principles and methods specific to reinsurance transactions
Classification and accounting treatment of reinsurance treaties
The reinsurance treaties accepted and retroceded by the Group are subject to different IFRS accounting rules depending on whether they fall under IFRS4 or IAS39.
Reinsurance acceptance and retrocession transactions that involve a significant insurance risk transfer are posted in the accounts in accordance with IFRS4, in other words according to the accounting principles in existence prior to the implementation of IFRS standards and used until December 31, 2004 to prepare SCOR’s consolidated accounts in conformity with CRC 2000-05, with the exception of the equalization reserves described below.
Acceptance and retrocession transactions that do not transfer a significant risk are posted in the accounts in accordance with IAS39, which means that while premiums collected are no longer recognized as premium income, and technical reserves and deferred acquisition expenses that are recorded as assets or liabilities on the balance sheet are reclassified as financial assets or liabilities by assimilation to a deposit as “financial contract liabilities” and “financial contract assets” on the balance sheet. These deposits are assessed on the basis of financial flows alone and no longer on the basis of estimated maximum fluctuations as set forth in the accounting principles applicable to insurance transactions.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Premium income from these transactions is equal to the deductions made by SCOR. It is recorded under “other operating income” on the income statement.
French accounting principles applicable to contracts classified as “insurance” contracts under IFRS 4Accounting for ceding companies’ accounts
SCOR Group reinsurance companies record accounts transmitted by ceding companies upon receipt. At year end, estimates are made for those accounts not yet received from ceding companies. Under this method, the situation recorded in the financial statements reflects as closely as possible the real reinsurance commitments made by the Group. This method impacts the majority of contracts underwritten during the year, and even the prior year.
Recording of reinsurance estimates
Non-Life premiums recorded in the year reflect the estimated premium expected at the time of writing of the policy. It is regularly reviewed during the year to adjust for possible adjustment in premiums paid under the policy. An unearned premium reserve is calculated, either pro rata temporis contract by contract, or using a statistical method when this yields a result close to that obtained via the contract-by-contract method.
The difference between the maximum expected loss based on premiums, net of commissions, and losses reported by ceding companies, is recorded under accounts receivable or liabilities arising from accepted reinsurance transactions. The difference between expected final loss experience based on earned premiums thus calculated and losses reported by ceding companies is recognized in unpaid claims reserves under liabilities.
In Life reinsurance for so-called “insurance” policies, given the type of business written, valuations are obtained by estimating ceding companies’ missing accounts in addition to information actually received and booked. For the sake of consistency with the Non-Life sector, estimated claims are booked under claims reserves.
Claims reserve
Claims reserves must be sufficient to cover all of the Group’s liabilities.
In Non-life reinsurance, SCOR is required to maintain its reserves at a sufficient level to cover the estimated amount of its direct commitments and adjustment expenses for reported and unreported claims, at the end of each fiscal year (net of estimates of recovery and subrogation). These reserves, which pertain to all claims, whether reported or not yet reported, are calculated on the basis of their ultimate cost undiscounted, except for workers’ compensation claims in the United States, which are discounted in the U.S. and in the Bermudas. Claims expense is estimated at the policy’s expiration in the light of statistical experience of similar policies. Claims reserves including estimated claims paid and LAE are calculated in light of expected earnings and supplement the information communicated by assigning companies.
In Life reinsurance, estimates based on statistical experience and information supplied by the underwriters are added to mathematical reserves recorded by the ceding companies.
Acquisition costs of reinsurance transactions
In reinsurance, the costs associated with the acquisition of new contracts, chiefly comprising commissions, are recorded as assets on the balance sheet, to the extent that contracts are profitable. They are written down over the residual life of non-life contracts, at the same rate that estimated future margins are recorded on life insurance contracts.

Sufficiency test for liabilities
Liabilities relating to contracts are subjected each year to a sufficiency test (IFRS 4).
IFRS accounting principles applied to IFRS4 contracts and different from French GAAP
Equalization reserves
IFRS accounting principles do not provide for the possibility of establishing reserves for risks on future contracts. When such reserves do exist, they are eliminated from SCOR’s consolidated accounts under IFRS standards.
Shadow Accounting:
According to IFRS accounting principles (see note on financial investments), financial assets are valued at fair value. This means that recognized but unrealized capital gains or losses on portfolio securities are recorded in SCOR’s accounts, either in the income statement or as an increase or decrease to shareholders’ equity, depending on the asset classification.
SCOR has elected to apply shadow accounting under the terms of IFRS 4. Consequently, recognized but unrealized capital gains and losses on investments affect the valuation of technical assets and liabilities in the same way as realized gains and

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

losses. The corresponding adjustment to insurance liabilities (or deferred acquisition costs or intangible assets) is recorded in shareholders’ equity once the unrealized capital gains or losses are directly recorded in equity. Otherwise, it is recorded in the income statement according to the same scheme in use for realized capital gains and losses. The primary technical items affected by these adjustments are:
–	deferred acquisition costs and contract portfolios, where amortization occurs according to the technical and financial profits from contracts (“shadow DAC” and “shadow VOBA”),
–	technical reserves, where the discounted rate used depends directly on the performance of the assets (“shadow PM”).
Embedded derivatives
IFRS 4 provides for the separation of embedded derivatives in insurance contracts, particularly when these hybrid contracts are not assessed at fair value by income and when the features of the embedded derivatives are not closely linked with the features and risks of the host contract, and when the embedded derivative corresponds to the definition of a derivative instrument. Embedded derivatives corresponding to the definition of an insurance contract are not separated. SCOR has identified no embedded derivatives in its contracts.
Pension liabilities and similar benefits
Pension liabilities
The SCOR Group is involved in creating pensions for its staff, in accordance with the laws and practices of each country. Group staff in certain countries receives additional pension payments, paid as an annuity or in capital on retirement. The main countries concerned are France, the United States and Germany.
The benefits granted to Group employees are either in the form of defined contributions or defined benefit plans. Defined contribution plans are those where an employer pays fixed contributions into a separate entity, with no legal or constructive obligation to pay further contributions. As a result, only contributions paid or due as part of the financial year appear in the Group accounts. Defined benefit plans are those where a sum is paid to the employee upon retirement, which usually depends on one or several factors such as age, years of service and salary.
Obligations recognized on the balance sheet as defined benefit plans are recorded at the current value of the defined benefit obligation at the date of closure, less the market value of any plan assets, where appropriate, both having been adjusted by actuarial gains and losses and unacknowledged past services. The current value of the obligation is calculated annually by independent actuaries using the projected unit credit method. It is established by discounting the future expected benefits on the basis of Tier 1 bond market rates in the same currency as the benefits to be paid, and for a similar duration to the underlying obligation.
Actuarial gains and losses arising from adjustments linked to experience and the effects of changes in actuarial assumptions are reflected in shareholders’ equity.
Past service costs generated at the adoption or modification of a defined benefit plan are recognized as an expense on a straight-line basis, over the average period until the benefits become vested. When benefit rights are acquired upon the adoption of a plan or its modification, past service cost is immediately recognized as an expense.
Other long-term benefits
In some countries, the SCOR Group rewards employees for length of service by granting them a lump sum after certain periods of service. This occurs primarily in France, where the current value of the obligation is calculated annually by an independent actuary using the projected unit credit method. The obligation is recognized on the balance sheet.
Termination benefits
Employees are entitled to termination benefits when the Group makes one or more employees redundant, or encourages voluntary redundancies. The Group posts these payments into the accounts when it is demonstrably committed by means of a detailed formal plan for termination, which it could not realistically retract. Benefits payable more than twelve months after the closing date are discounted.
Share-based payment and share options
The SCOR Group grants its employees stock option plans. The fair value of the services received in exchange for the granting of options is recognized as an expense. The total amount that is recognized over the vesting period is established by reference to the fair value of options granted, excluding conditions of attribution that are not linked to market conditions. (ROE, for example). These conditions are taken into account when determining the probable number of options to be acquired by the beneficiaries. At each closing date, the company reviews the estimated number of options to be acquired. Any impact is then posted in the income statement against shareholders’ equity for the remaining vesting period.
The Group also allocated shares to all its employees in 2004 and 2005. This allocation is reflected by posting of personnel expenses against an increase in shareholder’s equity over the vesting period.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

The dilutive effect of outstanding options is reflected in the calculation of the diluted earnings per share.
Taxes
Deferred tax assets and liabilities are recognized using the balance sheet liability method of tax allocation for all temporary differences on the closing date between the tax base of assets and liabilities and their carrying value on the balance sheet.
Deferred tax assets are recorded when temporary tax differences occur that are associated with investments in subsidiaries and affiliated companies, unless the date on which this temporary difference reverses is controllable and if it is probable that the temporary difference will be reversed in the foreseeable future.
Deferred tax on the restatement of capitalization reserves is recorded without including the probability of capital losses from asset disposals of securities subject to taxes from these reserves.
Deferred tax liabilities are not recorded in cases of temporary differences associated with investments in subsidiaries and affiliated companies unless it is probable that the temporary difference will be reversed in the foreseeable future and if it is likely that there will be a taxable profit to which the temporary difference can be imputed
The book value of deferred tax assets is reviewed at each closing date and reduced when it is no longer possible that a sufficient taxable benefit will be available to enable all or part of these deferred tax assets to be utilized.
Deferred tax assets and liabilities are assessed at the tax rate applicable in the fiscal year in which the asset will be sold or the liability settled, based on the tax rates (and tax regulations) that have been adopted or substantially adopted at the closing date.
Tax rates relating to items recorded directly as shareholders’ equity are recorded as equity and not in the income statement.
Principles for presentation of financial statements
Allocation of expenses by function
In conformity with the option offered by IAS 1, the Group opted to present its expenses by function on the income statement. This presentation provides information that is more relevant to readers than expenses by nature, but costs are allocated to different functions based on applied costs and are thus subject to decisions of judgment.
This method is identical to the method for presenting overhead expenses that was used for SCOR’s consolidated accounts under French GAAP. Operating expenses are divided into five categories: acquisition costs, claims settlement expenses, administrative expenses, investment portfolio management expenses, and other underwriting expenses. These expenses are allocated to the categories set out above, company by company.
Segment information
The Group’s business is divided into two distinct sectors: Non-Life insurance and Life insurance. Previously, SCOR’s segment information was divided into three areas: Non-Life Reinsurance, Life/Accident & Health and CRP. The legal structure has recognized these two areas since 2003. Each sector offers different products and services, which are marketed via separate channels. Given their specific nature, these sectors constitute the primary level of segment information.
Management has evaluated the performance of these segments and allocates resources to them in accordance with various performance indicators. The sum from inter-segment transactions, related to gross written premiums, is not significant.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Explanation of the transition to IFRS
Impact on the Group’s shareholders’ equity at 1/1/2004
The Group’s share of net shareholders’ equity at 1/1/2004 totaled €589 million under IFRS versus €619 million under French GAAP.
This change results primarily from:
–	the net positive impact on investments, particularly the fair value adjustments to investment securities;
–	the negative impact resulting from the application of “shadow accounting”, adjusting underwriting assets and liabilities to reflect the fair value of investment securities;
–	the positive impact of canceling equalization reserves;
–	the negative impact resulting from accounting for deferred taxes against the capitalization reserve;
–	the negative impact of accounting for employee benefits under IAS 19;
–	the negative impact resulting from the application of the component-based method used for real-estate assets;
–	the positive impact of posting capital-based instrument component included in our OCEANE debt instrument.

Group’s share of shareholders’ equity at 1/1/2004 under French GAAP (millions of euros)	619 *

Net impact of asset revaluation reserve for available-for-sale assets under IAS 32 / 39	65
Net impact of “shadow accounting”	(34)
Other net impacts of financial assets under IAS32 / 39 and SIC 12	(24)
Impact of financial liabilities under IAS32 / 39	4
Net impact of equalization reserves under IFRS 4	27
Impact of deferred taxes on capitalization reserve	(40)
Impact of employee benefits under IAS 19	(21)
Net impact of investment property under IAS 40	(2)
Other impacts	(5)

Group share of shareholders’ equity at 1/1/2004 restated under IFRS	589

* before capital increase on 1/7/2004 for an amount net of expenses of €708 million.
In addition, as permitted under IFRS 1 (first-time adoption), SCOR chose not to restate the accumulated translation adjustments prior to January 1, 2004. Thus, in the event of a future disposal of a business or subsidiary, where the transactions are denominated in a currency different from the consolidation currency, the gains or losses from the disposal will not have an impact on the translation adjustments generated before January 1, 2004.
As a result of adopting this optional treatment, we reclassified €-86 million in the balance sheet on the transition date between translation adjustments and consolidated reserves, with no impact on shareholders’ equity at January 1, 2004. This restatement had no impact on IFRS income for 2004.
Reconciliations provide quantitative information on the significant adjustments arising from the conversion of the SCOR Group consolidated accounts into IFRS standards. These reconciliations were made on the transition date of January 1, 2004 and on December 31, 2004, and had the following impact:

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
     Impact on balance sheet at January 1, 2004

Assets – in millions of EUR	French	IFRS		Note		Reclassified	Impact of		Note	IFRS	Denominated in IFRS
Denominated in French	GAAP	reclassifications				French	conversion			2003
GAAP	2003					GAAP

						296				254	Intangible assets
Goodwill	202					202	-3		(1)	199	Goodwill
Intangible assets	94
Contract portfolios	79					79	-39			40	Value of business acquired
Others	15					15				15	Other intangible assets

		13				13				13	Tangible assets
Investments	7,360					7,415				7,701	Insurance business investments
Land and buildings	217	-2			(2)	215	93		(2)	308	Real-estate investments
Investments in subsidiaries (a) or with	35	-35	ü ú ú ý ú ú þ	(3)
Other investments	7,108	-7,108						ü ú ú ý ú ú þ
		5,813				5,813	-475		(3)	5,338	Investments available for sale
		56				56	699			755	Investments at fair valueby income
		1,331				1,331	-71			1,260	Loans and accounts receivable
							40			40	Derivative instruments

Equity method investments	13					13				13	Investments in affiliated companies
Share of assignees and retrocessionnaires in technical reserves	1,157	-129			(4)	1,028				1,028	Share of retrocessionnaires in technical reserves and financial liabilities
						3,224				3,157	Other assets
		255	ü ú ý ú þ		(5)	255	25		(5)	280	Deferred tax assets
Insurance or reinsurance receivables	772	921			(4)	1,693	18		(4)	1,711	Receivables resulting from reinsurance accepted
		308				308				308	Receivables resulting from or reinsurance operations
Receivables from companies in the banking sector	1,824	-1,824			(6)
											Taxes receivable
Other receivables	620	-136				484	-108			376	Other receivables
Other assets	13
Tangible assets	13	-13
Accruals	1,848
Deferred acquisition costs	484					484	-2			482	Deferred acquisition costs
Others	1,364	-1,364			(7)						Others
		1,826			(6)	1,826	10			1,836	Cash and cash equivalents

TOTAL ASSETS	13,903	-88				13,815	187			14,002	TOTAL ASSETS

(a)	or with which an equity interest relationship exists

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Liabilities – in millions of	French	IFRS	NOTE	Reclassfied	Impact of	Note	IFRS	Denominated in IFRS
EUR	GAAP	reclassifications		French	conversion		2003
Denominated in French	2003			GAAP
GAAP

Group shareholders’ equity	619			619			589	Group shareholders’ equity
Share capital	136			136	1		137	Share capital
		1		1	14		15	Additional paid-in capital
Consolidate reserves	797	-1		796	-77	(11)	719	Consolidated reserves
Consolidated result	-314			-314			-314	Consolidated result
					31		31	Asset revaluation reserve
					1	(12)	1	Payments Based on Shares
Minority interests	172			172	-172	(9)		Minority interests
				791			589	Total shareholders’ equity
				836			1,199	Financial debt
Subordinated liabilities	230			230	-3	(8)	227	Subordinated debt
		509	(8)	509	264	(8)	773	Financial debt securities
		97	(8)	97	102	(8)	199	Financial debt to entities in the banking sector
Gross technical reserves	10,923	48	(4)	10,971	-78	(4)	10,893	Policy-linked liabilities
Contingency reserves	26	-6		20	31	(10)	51	Contingency reserves
				1,197			1,270	Other liabilities
		35	(5)	35	67	(5)	102	Deferred tax liabilities
					6	(3)	6	Derivative instruments liabilities
Insurance or reinsurance accounts payable	343	336		679			679	Accepted insurance and reinsurance accounts payable
		279		279			279	Retrocession accounts payable
Liabilities represented by securities	509	-509	(8)
Liabilities to companies in the banking sector	97	-97	(8)
								Taxes payable
Other liabilities	738	-534		204			204	Other liabilities
Accruals	246	-246

TOTAL LIABILITIES	13,903	-88		13,815	187		14,002	TOTAL LIABILITIES

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Impact on balance sheet at December 31, 2004

Assets – in millions of EUR	French	IFRS reclassify-		Note	Reclassified	Impact of		Note	IFRS	Denominated in IFRS
Denominated in French GAAP	GAAP	cations			French	conversion			2004
	2004				GAAP

					226				215	Intangible assets
Goodwill	177				177	23		(1)	200	Goodwill
Intangible assets	49
Contract portfolios	37				37	-34			3	Life reinsurance portfolio
Others	12				12				12	Other intangible assets
		10			10				10	Tangible assets
Investments	7,985				8,093				8,211	Insurance business investments
Land and buildings	228	-2		(2)	226	93		(2)	319	Real-estate investments
Investments in subsidiaries (a) or with	36	-36	ü ú ú ú ý ú ú ú þ	(3)
Other investments	7,721	-7,721
		6,352			6,352	-811	ü ú ú ý ú ú þ	(3)	5,541	Investments available for sale
		9			9	772			781	Investments at fair value by income
		1,506			1,506	35			1,541	Loans and accounts receivable
						29			29	Derivative instruments
Equity method investments						21			21	Investments in affiliated companies
Share of assignees and retrocessionnaires in technical reserves	908	-28		(4)	880	-2		(4)	878	Share of retrocessionnaires in technical reserves and financial liabilities
					2,429				2,314	Other assets
		235	ü ú ý ú þ	(5) (4)	235	-9		(5)	226	Deferred tax assets
Insurance or reinsurance receivables	443	850			1,293	-92		(4)	1,201	Receivables resulting from reinsurance accepted
		106			106				106	Retrocession accounts receivable in reinsurance
Receivables from companies in the banking sector	1,798	-1,798		(6)
										Taxes receivable
Other receivables	482	-205			277	-6			271	Other receivables
Other assets	10
Tangible assets	10	-10
Accruals	1,598
Deferred acquisition costs	518				518	-8			510	Deferred acquisition costs
Others	1,080	-1,080		(7)
		1,799		(6)	1,799	27			1,826	Cash and cash equivalents

TOTAL ASSETS	13,450	-13			13,437	38			13,475	TOTAL ASSETS

(a)	or with which an equity interest relationship exists

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Liabilities – in millions of EUR	French	IFRS	Note	Reclassified	Impact of	Note	IFRS	Denominated in IRFS
Denominated in French GAAP	GAAP	reclassif-		French	conversion		2004
	2004	cations		GAAP

Group shareholders’ equity	1,324			1,324			1,335	Group shareholders’ equity
Share capital	645			645			645	Share capital
		11		11	44		55	Additional paid-in capital
Consolidate reserves	610	-11		599	-89	(11)	510	Consolidated reserves
Consolidated result	69			69	6		75	Consolidated result
					43		43	Asset revaluation reserve
					7	(12)	7	Payments Based on Shares
Minority interests	183			183	-183	(9)		Minority interests
				1,507			1,335	Total shareholders’ equity
				1,083			1,342	Financial debt
Subordinated liabilities	225			225	-3	(8)	222	Subordinated debt
		769	(8)	769	165	(8)	934	Financial debt securities
		89	(8)	89	97	(8)	186	Financial debt to entities in the banking sector
Gross technical reserves	9,938	18	(4)	9,956	-58	(4)	9,898	Policy-linked liabilities
							9,742	Technical reserves linked to insurance contracts
							156	Liabilities associated with financial contracts
Contingency reserves	39	-4		35	23	(10)	58	Contingency reserves
				856			842	Other liabilities
		25	(5)	25	45	(5)	70	Deferred tax liabilities
					3	(3)	3	Derivative instruments liabilities
Insurance or reinsurance accounts payable	227	-46		181			181	Accepted insurance and reinsurance accounts payable
		474		474	-62		412	Retrocession accounts payable
Liabilities represented by securities	769	-769	(8)
Liabilities to companies in the banking sector	89	-89	(8)
								Taxes payable
Other liabilities	604	-428		176			176	Other liabilities
Accruals	53	-53

TOTAL LIABILITIES	13,450	-13		13,437	38		13,475	TOTAL LIABILITIES

Corrections have been made to the balance sheet under IFRS standards as at December 31, 2004 by comparison with the versions published in the quarterly financial reports for the 2005 financial period. The impact of these corrections on the net position as at December 31, 2004 is €9 million.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Impact on net income at December 31, 2004

Statement of income – in millions of EUR		IFRS			Reclassified	Impact
Denominated in French GAAP		reclassifi			French	of			IFRS	Denominated in
		-cations		Note	GAAP	conversion		Note	2004	IFRS

Gross premiums written	2,528				2,528				2,561	Gross premiums written
Net premiums written	2,417
Change in unearned premiums	94				156				167	Change in unearned premiums
Net premiums earned	2,511	173		(4)	2,684	44		(4)	2,728	Gross premiums earned
		8			8	-1			7	Other revenues from operations
Net financial revenues	217	119		(13)	336	10		(3)	346	Investment revenues
Total revenues from current operations	2,728				3,028				3,081	Total revenues from ordinary activities
Claims expenses	-1,802	-62	ü ú ú ý ú ú þ	(4)	-1,864	-107	ü ý þ	(4)	-1,971	Expenses relating to contract benefits
Management expenses	-820	149			-671	59			-612	Gross commission on earned premiums
		-100			-100	-4			-104	Net income (loss) from reinsurance operations
		-31			-31				-31	Financial management expenses
		-98			-98				-98	Acquisitions and operational expenses
		-62			-62	-4			-66	Other current operational expenses
										Other revenues from current operations
Total current operational expenses	-2,622				-2,825				-2,882	Total other current revenues and expenses
NET INCOME/LOSS FROM CURRENT OPERATIONS	107				203	-4			199	INCOME/LOSS FROM CURRENT OPERATIONS
Goodwill amortization expense	-19				-19	19		(1)		Change in value of goodwill
Other net revenues	49	-49								Other operational expenses
										Other revenues from operations
					185				199	INCOME (LOSS) FROM OPERATIONS
		-48		(8)	-48	-30		(8)	-78	Financing expenses
Share of net income – Equity method investments										Share in results of associated companies
Income tax	-44				-44	-2			-46	Income tax
NET INCOME (LOSS) OF CONSOLIDATED ENTITY	93				93				75	NET INCOME (LOSS) OF CONSOLIDATED ENTITY
Minority interests	-24				-24	24		(9)		Minority interests
GROUP NET INCOME (LOSS)	69				69	6			75	GROUP NET INCOME (LOSS)

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Note 1 Business Combinations
As authorized under IFRS 3, SCOR elected not to restate business combinations carried out prior to January 1, 2004. As permitted by IFRS 1, SCOR will not apply IAS 21 “Effects of changes in foreign exchange rates” to goodwill from prior acquisitions arising from business combinations before the IFRS transition date. Consequently, this goodwill is maintained in the functional currency of the acquiring company.
Pursuant to IFRS 3, goodwill will no longer be amortized as of January 1, 2004.
Note 2 Property
Restatements arising from implementation of the components-based amortized cost method will have little impact on the consolidated statements.
Under French GAAP, SCOR did not use the preferential method which allows finance lease transactions to be reported on the balance sheet. Under IFRS, this generates an increase in investment properties and a corresponding increase in financial liabilities. This restatement had no impact on IFRS income.
Note 3 Financial Investments
Business combinations under French GAAP are not identical to IFRS standards where investments are classified according to categories: financial assets available for sale, assets at fair value by income, loans and other accounts receivable and derivatives (see Note on Accounting Standards) which are associated with accrued interest and classified as adjustment accounts under French GAAP.
A large portion of financial investments are recorded on the balance sheet at their market value. This revaluation, net of deferred taxes is accounted for according to the classification of securities, either against shareholders’ equity or income. (See Note on Financial Investments.) Pursuant to IAS 39, derivatives are recorded on the balance sheet at their fair value. Losses and gains arising from changes in market value on the closing date of derivatives not designated as hedging instruments are reported under income. Associated with the consolidation of mutual funds and ad hoc entities that are comprised primarily of financial assets and liabilities that fall under IAS 32 and 39, the primary effect of these restatements is an increase in the value of investments and financial liabilities.
Note 4 – Reporting of reinsurance transactions
In conformity with IFRS 4 (See “Principles and methods relating to reinsurance operations”) which requires that all contracts be classified as either “financial” contracts or “insurance” contracts, presentations have been reclassified to reflect these new classifications. In addition, profits from retrocessions must be presented separately under IFRS, representing a major change over previous presentations.
The share of retrocessionnaires in the technical reserves includes the reinsurance loss estimates, and the other reinsurance estimates (premiums, commissions) are classified as accounts receivable resulting from reinsurance transactions net of reserves for depreciation.
IFRS accounting policies do not provide for the possibility of setting aside reserves for future risks under forward contracts. Thus when such reserves exist, they are eliminated from SCOR’s consolidated accounts under IFRS.
SCOR has also opted to use the option offered by IFRS 4 to adopt shadow accounting. This method consists of adjusting underwriting assets and liabilities to take account of capital gains and losses on investments accounted for under IFRS but unrealized. These restatements are not allowed under French GAAP.
Note 5 Deferred Taxes
Under IFRS, deferred taxes are presented on a specific line on the balance sheet.
Under French GAAP, CRC Regulation 2000-05 provides exceptions to the application of the general principles of deferred taxes when the capitalization reserve is cancelled except in cases where there is a strong likelihood that there will be a loss on the sale of securities included in the capitalization reserve. IFRS standards do not provide for such an exception. Thus, deferred taxes generated from the restatement of capitalization reserves are reported without taking into account the probability of losses on the sale of securities included in this reserve.
Note 6 Accounts Receivable from Companies in the Banking Sector
Accounts receivable from businesses in the banking sector and accrued interest are accounted for as cash and equivalents.
Note 7 Adjustment Accounts
Other adjustment accounts are associated with primary accounts, as indicated below with regard to accrued interest payable on investments and reinsurance estimates.
Note 8 Financial Liabilities
Financial liabilities include all debt securities and loans from banking sector companies.
The debenture loans convertible into shares (OCEANEs) issued by SCOR in 1999 and 2004 are financial instruments that include several components, according to IAS 32, including a liability and equity component (See “Accounting principles and methods relating to financial liabilities”).
The restatements linked to the OCEANE bonds results in a higher financing expense on the IFRS income statement.
Financial liabilities will also be impacted by the consolidation of the Horizon structure on the opening balance sheet for 2004, on finance leases and on leasing commitments. See also Note 2 and 9.
Note 9 Commitments to Repurchase Minority Interests
SCOR extended to the shareholders of its fully consolidated subsidiaries commitments to repurchase their minority interest. Under French GAAP, these commitments to repurchase minority investments are reported as off-balance sheet items. Where appropriate, reserves were made for the anticipated loss on the repurchase value.
Under IFRS, the following accounting treatment has been temporarily adopted in accordance with current IFRS standards:
when posted on the balance sheet for the first time, the commitment to repurchase the minority interest is recognized as a financial liability at the discounted value of the exercise price agreed upon for the repurchase commitment, offset against minority interests;
future changes in the commitment value is recognized as “Financing Expenses”.
The change in the value of the commitment is accounted for as “Financing Expenses” in the 2004 IFRS income statement, offset against minority interests.
Note 10 Pensions and Post-Retirement Obligations
The method for measuring pension commitments and post-retirement obligations, under the rules specified in IAS 19 (employee benefits), resulted in an increase in its contingency and related reserves.

Note 11 Translation Adjustment
Under IFRS 1 (first-time adoption of IFRS) a company may elect not to recognize accumulated translation adjustments prior to January 1, 2004. As a result, in the event of a future disposal of a business or subsidiary, where the transactions are denominated in a currency different from the consolidation currency, the gains or loss from the disposal will not have an impact on the translation adjustments generated before January 1, 2004.
As a result of adopting this optional treatment a translation adjustment reclassification appears on the balance sheet on the transition date.
Note 12 Share-based payments
Application of IFRS 2 results in a change in the accounting method for stock option plans (options for subscriptions or purchases of stocks awarded by SCOR to its employees and the employees of its subsidiaries) and the awarding of free shares to employees. SCOR elected to adopt the early application of this standard in 2004. Only plans announced after November 7, 2002 where rights will be

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

acquired on January 1, 2004 are included on the balance sheet.
Under IFRS 2, benefits granted to employees through the granting of stock options (value of the option on the grant date) and shares (share value on the grant date) are accounted for as additional compensation. This additional compensation is recognized as personnel expenses, spread out over the term of the acquisition of the benefits granted.
The fair value of these options determined on their respective grant dates represents deferred compensation, with no impact on the shareholders’ equity of the transition balance sheet on January 1, 2004. Accounting for this deferred compensation is spread over the vesting period, but not on a straight-line basis, given the vesting terms, which vary according to the characteristics of the benefit granted.
This is a non-cash expense and is offset against consolidated reserves. Consequently, the application of this standard had no net impact on the shareholders’ equity on January 1 and December 31, 2004.
Note 13 Financial Income net of Expenses
Under French GAAP “Financial Income Net of Expenses” corresponds to financial income from business activities. Financial income from non-technical activities corresponds to “Other Net Income.”
Under IFRS “Financial Income Net of Expenses” includes financial income (technical and non-technical) except:
(I) financing charges classified in a specific IFRS line item
(II) financial management expenses classified in a specific IFRS line item
(III) and other operating income

Primary impact on cash flow
In the SCOR Group balance sheet, the definition of cash flow is identical under French and IFRS standards. (Cash and cash equivalents). At January 1 and December 31, 2004, cash flow under IFRS stood at € 1,836 million and €1,826 million respectively. The impact from the passage to IFRS on the opening cash flow of €12 million at January 1, 2004 and €27 million at December 31, 2004 are primarily due to the consolidation of mutual funds.
Restatements have no major impact on cash flow statement

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
ANALYSIS OF MAIN BALANCE SHEET ITEMS
Note 1 Intangible assets

In millions of EUR
		Value of business
At January 1, 2004	Goodwill	acquired	Others	Total

Gross value	383	125	17	525
Amortization		45	3	48
Depreciation	184			184

Shadow accounting		39		39

Net book value	199	41	14	254

At December 31, 2004
Net book value on opening	199	41	14	254
Exchange rate variation	1	-3	-1	-3
Increases			0	0
Change in consolidation scope
Amortization for the period		37	1	38
Depreciation from the period
Shadow accounting		2	-1	1

Net book value at closing	200	3	12	215

At December 31, 2004
Gross value	381	116	14	511
Amortization		79	2	81
Depreciation	181			181

Shadow accounting		34		34

Net book value	200	3	12	215

At December 31, 2005
Net book value on opening	200	3	12	215
Exchange rate variation		0	1	1
Increases			0	0
Change in consolidation scope
Amortization for the period		4		4
Depreciation from the period		13		13
Shadow accounting (1)		-31		-31

Net book value at closing	200	17	13	230

At December 31, 2005
Gross value	390	73	15	478
Amortization		48	2	50
Depreciation	190			190
Shadow accounting		8		8

Net book value	200	17	13	230

(1)	After disposal of a portfolio of EUR 61 million.
Goodwill represents the excess of the cost of acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired company on the date of acquisition.
In accordance with the accounting principles presented in the section “Goodwill and business alliances,” the main assumptions used in the impairment tests to calculate the useful value are as follows:

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
-	Determination of the discounted value of income over the period 2006-2008(1),

-	Determination of standardized profits used to calculate terminal value. In the case of SCOR US, the normative income used is based on the 2006-2008 subscription plan and a schedule of losses,

-	2% growth rate for all non-Life insurance companies and 1% for SCOR US,

-	Cash flow approach after income tax except for SCOR US (use of current tax losses through the consumption of DTAs),

-	Cost of capital assets: 10% for all non- Life companies.
Life Insurance Companies: the value of SCOR VIE and SCOR Life Re Insurance Company is calculated on the basis of the revalued net worth of the portfolio (external valuation study of the embedded value).
IRP activities were discontinued on December 31, 2004. The goodwill at December 31, 2003 cannot be verified according to the DCF method and must therefore be depreciated by 100% (€2.6 million) offset against the net worth at opening.
During 2004 and 2005, no loss in value was recorded for the various CGUs, except the goodwill recorded upon the repurchase of minority interest from IRP Holdings Limited and fully depreciated at December 31, 2005.
The main goodwill items concern the following entities:

In millions of EUR	Gross value	Net value
SCOR US	188	116
SCOR Italia	99	17
SCOR (SOREMA SA)	35	29
CRP	24	—

The acquisition value of the Life-Reinsurance portfolios appears on the balance sheet as €17 million and corresponds to the valuation of the life insurance portfolio of SCOR Life U.S. Re Insurance Company. This acquisition value is amortized in line with recognition of future contract margins.
Other intangible assets essentially represent the insurance licenses held by SCOR U.S.

(1)	The discount rate is a rate before taxes, which reflects current market assessments of the time value of the money and the specific risks of the assets for which the estimates of future cash flows have not been adjusted.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 2 Investment property
The changes in the net book value of investment properties are as follows:
In millions of EUR

	Real estate		Financing
At December 31, 2003	investment		contract	Total

Gross value	278		106	384
Amortization, depreciation	-71		-5	-76

Net book value	207		101	308

Exchange rate variation
Increase	24	a)		24
Decrease
Change in consolidation scope
Amortization for the period	-9		-4	-13
Depreciation from the period	1			1
Others	-1			-1

Net book value at closing	222		97	319

Fair value at December 31, 2004	275		105	380

At December 31, 2004
Gross value	301		106	407
Amortization, depreciation	-79		-9	-88

Net book value	222		97	319

Exchange rate variation	1			1
Increase	12	b)		12
Decrease	-13	c)		-13
Change in consolidation scope
Amortization for the period	1		-4	-2
Depreciation from the period
Others	1			1

Net book value at closing	224		93	317

At December 31, 2005
Gross value	300		106	407
Amortization, depreciation	-77		-13	-90

Net book value	224		93	317

Fair value at December 31, 2005	275		109	384

(a)	purchase of a building in Trappes for €24 million

(b)	purchase of a building in La Plagne for €12 million

(c)	disposal of a building in Velizy with gross value of €13 million and net value of €7 million

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
All the properties held by the SCOR Group are considered investment property. They consist of:
a)	office or housing buildings which the Group owns and leases. The minimum rents planned are presented in Note 17.

b)	office buildings and warehouses capitalized under finance lease contracts. The minimum rents planned are presented in Note 17.
Note 3 Financial assets
The breakdown of financial assets is as follows, by classification and by type:

in millions of EUR	2005		2004
	Net book		Net book
	value	Fair value	value	Fair value

Real-estate investments	317	384	319	380

Bonds	5,233	5,233	5,290	5,290

Equities	730	730	251	251

AFS	5,963	5,963	5,541	5,541

Equities	229	229	196	196

Bonds	166	166	585	585

Fair value by income	395	395	781	781

Loans and deposits	94	94	119	119

Receivables for deposited cash	1,278	1,278	1,422	1,422

Loans and receivables	1,372	1,372	1,541	1,541

Derivative instruments – fair value by income	35	35	29	29

Insurance business investments	8,082	8,148	8,211	8,272

Derivative instruments - hedging (liabilities)	(6)	(6)	(3)	(3)

Cash and cash equivalents	1,667	1,667	1,826	1,826

Unlisted securities stood at €64 million at the end of 2005 and €72 million in 2004.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
The change in net book value of AFS and fair value by income securities is as follows:

in millions of EUR
Gross value	6,127
Depreciation	(34)

Net book value at 01/01/2004	6,093

Exchange rate variation	(353)
Increases / Decommissioning, Disposals, Acquisitions	531
Change in consolidation scope
Change in fair value by income and shareholders’ equity	55
Depreciation	(4)
Others

Net book value at 12/31/2004	6,322

Gross value	6,359
Depreciation	(38)

Net book value at 12/31/2004	6,322

Exchange rate variation	522
Increases / Decommissioning, Disposals, Acquisitions	(542)
Change in consolidation scope
Disposals (sales and reimbursements)
Change in fair value by income and shareholders’ equity	40
Depreciation	16
Others

Net book value at 12/31/2005	6,358

Gross value	6,380
Depreciation	(22)

Net book value at 12/31/2005	6,358

As at December 31, 2003, the net book value under French GAAP for AFS and JVR investments was respectively €5,813 million and €56 million.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 4 Loans and accounts receivable
The breakdown of loans and accounts receivable is as follows:

in millions of EUR	2005	2004
Loans greater than one year	67	70
Deposits	28	18
Receivables for cash deposited with ceding companies	1,278	1,457
Depreciation	-1	-4

Loans and accounts receivable	1,372	1,541

Loans and accounts receivable consist essentially of cash deposits made at the request of ceding companies as cover for our commitments (underwriting reserves).
Note 5 Derivatives
Derivatives consist primarily of options indexed on the S&P 500 for which the fair value amounts to €33.8 million and the forward currency contracts shown in the following table:

	Forward sales		Forward purchases
In million EUR	Nominal	Fair Value	Nominal	Fair Value

TOTAL	414	412	266	266

Note 6 Investments in affiliated companies
The Group holds investments in affiliated companies. The following table provides a summary of the financial information for these companies expressed at local standards.

in millions of EUR
	COUNTRY	Total assets	Total liabilities	Premium	Net income	Percentage
			excluding	Income	at 100%	held
			shareholders’
Equity method companies			equity

ASEFA	Spain	355	337	110	3	40%
Mutre	France	234	219	120		33%
SCOR Gestion Financière	France	5				100%
SCORLUX	Luxembourg	7	1			100%
Euroscor	Luxembourg	4	1			100%

2004 Total (1)

ASEFA	Spain	522	499	137	7	40%
Mutre	France	352	336	112		33%
SCOR Gestion Financière	France	5				100%
SCORLUX	Luxembourg	6				100%
Euroscor	Luxembourg	4	1			100%

Total 2005(2)

(1)	Data based on 2003 accounts except EUROSCOR which is based on 2002 accounts

(2)	Data based on 2004 accounts except EUROSCOR which is based on 2003 accounts

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 7 Accounts receivable and debts on ceding and retroceding companies

in millions of EUR	2005			2004
	LIFE	Non Life	Total	LIFE	Non Life	Total

Gross debtor companies	134	295	429	66	285	351
Depreciation	-2	-15	-17	-2	-13	-16
Reinsurance technical valuations	418	497	915	445	420	866

Accepted insurance and reinsurance accounts receivable	550	776	1,326	509	692	1,201

Retrocession debtor companies	2	227	229	22	84	106

Retrocession accounts receivable	2	227	229	22	84	106

in millions of EUR	2005			2004
	LIFE	Non Life	Total	LIFE	Non Life	Total

Creditor companies — acceptance	-63	-75	-138	-77	-104	-181

Accepted insurance and reinsurance accounts payable	-63	-75	-138	-77	-104	-181

Liabilities for cash deposits	-263	-88	-351	-283	-105	-387
Retrocession creditor companies	-5	-211	-216	-16	-31	-46
Technical retrocession valuations	-51	-27	-78	-46	67	22

Retrocession accounts payable	-320	-325	-645	-344	-68	-412

Recoverable accounts receivable and due debt regarding ceding and retroceding companies are mostly due at less than one year.
The reinsurance technical valuations include ceding company accounts not yet received and reinsurance estimates (See Note on “Accounting Principles”).
Note 8 Deferred acquisition costs

In millions of EUR		2005			2004
	Life	Non Life	Total	Life	Non Life	Total
Gross value at 01/01	577	126	703	508	119	627
Accumulated amortization and loss in value	-193		-193	-145		-145

Net value at 01/01	385	126	511	363	119	482

Capitalization of new contracts for the period	70	135	205	104	126	230

Change in consolidation scope and contract portfolio exchanges
Amortization for the period	-68	-131	-199	-79	-116	-195

Capitalized interest	17		17	14		14
Losses in value recognized during the period
Amortization and losses in value	-10		-10	-9		-9
Exchange rate variation	30	5	35	-8	-3	-11
Other changes	-6		-6

Gross value at December 31	633	135	768	577	126	703

Accumulated amortization and losses in value	-215		-215	-193		-193

Net value at December 31/12	418	135	553	385	126	511

Note 9 Cash and cash equivalent

in millions of EUR	2005	2004

Cash on hand	857	697
Short-term loans	810	1,129

	1,667	1,826

Bank overdrafts stood at €13.5 million in 2005 (€0.70 million in 2004).

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Cash and cash equivalent earn yields based on the posted daily deposit interest rates. Short term loans do not exceed periods of three months. They earn the rates posted for short term deposits. The fair value of cash and cash equivalents stood at €1,667 million and €1,826 million for 2005 and 2004 respectively.
The blocked bank accounts concern primarily SCOR SA for an amount of €155 million as at December 31, 2005.
At December 31, 2005 credit facilities were granted to the Group from various banks. The unused credit facilities at December 31, 2005 stood at €199 million (€44 million in 2004).
Note 10 Information on share capital and consolidated reserves
During the year, share capital and additional paid-in capital increased respectively by €117,760,736 and €105,910,795, through the creation of 149,500,000 shares of €1.56 each, bringing share capital to €763,096,714.
The number of shares in circulation was as follows:

	2005	2004

Beginning of Year	819,269,070	136,544,845

Share capital Increase on January 7, 2004		682,724,225

Share capital Increase on June 30, 2005 at a price of €1.56 per share	149,500,000

End of Year	968,769,070	819,269,070

The number of treasury stock held by the company or its affiliates stood at 9,110,915 shares for the year 2005 (9,298,085 for the year 2004).
These shares are not entitled to dividends.
The shares acquired at December 31, 2005 through stock-option plans granted to employees totaled 20,712,100 shares.
At December 31, 2005, the Group had one (OCEANE) convertible bond issue; it also had another convertible bond issue at December 31, 2004 that was fully redeemed in 2005; the respective breakdown of shares is as follows:

	2005	2004

1999 convertible bond issue of €58 each		4,025,000

2004 convertible bond issue of €2 each	100,000,000	100,000,000

At year end	100,000,000	104,025,000

The asset revaluation reserves are used to account for the changes in fair value of the available-for-sale financial assets adjusted to reflect the effects of (“shadow accounting”), if any.
The Translation Adjustments line item records the differences between the exchange rates resulting from the conversion of foreign currencies on the financial statements of foreign subsidiaries. This account is also used to record the impact of any hedges made for net investments outside France.
The item entitled “Share-based payments” is used to offset the cost of services received for the granting of shares, stock options or for employee stock purchase plans.
A breakdown of the various reserves is provided in the Table of Changes in Shareholders’ Equity.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 11 Liabilities relating to policies

in millions of EUR	LIFE		Non Life		Total
	2005	2004	2005	2004	2005	2004

Mathematical reserve	2,063	2,045	-2		2,061	2,045
Unearned premiums reserves	57	14	637	557	693	571
Claims reserves	1,387	1,441	5,544	5,684	6,931	7,126
Reserves relating to financial contracts	108	96	55	61	163	156

Liabilities relating to contracts (gross reserves)	3,615	3,596	6,234	6,302	9,849	9,898

Ceded mathematical reserves	-311	-286			-311	-286
Ceded unearned premiums reserves	-4	-4	-24	-36	-29	-40
Ceded claims reserves	-85	-60	-558	-481	-643	-541
Reserves relating to financial contracts		-11				-11

Share of retrocessionnaires in technical reserves and financial liabilities	-401	-361	-582	-517	-983	-878

TOTAL NET TECHNICAL RESERVES	3,214	3,235	5,652	5,785	8,866	9,020

Underwriting reserves are subject to estimate. Payments linked to these reserves are not usually fixed, either by amount or by due date. A projection of the settlement timings, founded on past experience and our own judgment, leads to the following estimated timetable:
- non-life underwriting reserves: settlement of about 30% of reserves in less than one year, 25% within 2 to 3 years, 20% within 4 to 5 years and 25% beyond that.
- Life Underwriting reserves: settlement of about 25% of reserves within one year, 10% within 2 to 3 years, 10% within 4 to 5 years and 55% beyond that.
The projected settlements can differ in a significant manner from future payments. Differences which may be noted in relation to these projections are normal. However estimates for claims reserve as at December 31, 2005 do not take into account the effect of settlements bearing on future business.
The breakdown of claims reserve is as follows:

in millions of EUR	LIFE		Non Life		Total
	2005	2004	2005	2004	2005	2004
“Property and Casualty” claims reserves	869	884	5,508	5,666	6,377	6,550
“Property and Casualty” claims estimates	0	0	35	18	35	18
“Provident” claims reserves	691	673			691	673
“Provident” claims estimates	-173	-115			-173	-115

Claims reserves (gross reserves)	1,387	1,442	5,544	5,684	6,931	7,126

“Property and Casualty” claims reserves	-10	-27	-545	-509	-554	-536
“Property and Casualty” claims estimates	-12	12	-13	28	-25	40
“Provident” claims reserves	-64	-45			-64	-45
“Provident” claims estimates

Share of retrocessionnaires in claims reserves	-85	-60	-558	-481	-643	-541

TOTAL NET CLAIMS RESERVES	1,302	1,382	4,986	5,203	6,288	6,585

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
The change in reserves for “Property & Casualty” claims is as follows:

In millions of EUR	2005	2004

Gross claims reserve at January 1	6,550	7,454
Reinsurers share in reserves for outstanding claims at January 1	-536	-691

Net claims reserve at January 1	6,014	6,763

Claims expense for current financial period	1,585	1,525
Bonuses/losses from previous periods	-334	-419

Total claims expense	1,251	1,106

Payment for claims for current period	-753	-429
Payment for claims for previous periods	-896	-1,309

Total payments	-1,649	-1,738

Exchange rate variations	208	-118

Net reserves for outstanding claims at December 31	5,824	6,014

Including reinsurers’ share	-554	-536

The change in mathematical reserves was as follows:

In millions of EUR	2005	2004

Gross technical reserves at January 1	2,045	2,035

Net premiums	472	380
Claims expense	-699	-267
Technical result and other	-10	10
Change in shadow accounting	1	2
Impact of foreign exchange	255	-115

Gross technical reserves at December 31	2,063	2,045

Share of reinsurers in gross technical reserves at January 1	286	353

Net premiums	24	19
Claims expense	-43	-48
Technical result and other	1	-13
Impact of foreign exchange	42	-25

Share of reinsurers in gross technical reserves at December 31	311	286

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 12 Financing liabilities

In millions of EUR	2005		2004
	Net book	Fair Value	Net book	Fair Value
	value		value
		(EUR, in millions)
Subordinated debt	233	233	222	222
Subordinated loans
Loans of USD 100 million nominal	84	84	73	73
Loans of €100 million nominal	99	99	99	99
Non-amortizable loans of €50 million nominal	50	50	50	50
Liabilities represented by securities	520	576	934	1,015
Bond borrowings
OCEANE borrowings			227	265
OCEANE 2 borrowings	194	250	186	230
Senior Loans	208	208	208	208
Horizon Loan	83	83	94	94
Medium-term notes	35	35	35	35
IRP minority interests			183	183
Liabilities to companies in the banking sector	201	201	186	186
Financing contract	93	93	97	97
Other financial liabilities	108	108	89	89

TOTAL	954	1,010	1,342	1,424

OCEANE Bonds
On May 6, 1999, the Board of Directors decided, and the Mixed General Meeting of Shareholders authorized, the issuance of a loan materialized by OCEANE bonds. Issued on June 28, 1999, the total nominal amount was €233.45 million, represented by 4,025,000 OCEANE bonds with a nominal value of €58 each. The bonds carry an interest rate of 1% payable each year on January 1. The loan had a term of 5 years and 187 days.
The gross actuarial yield was 3.12% on the date of payment. Amortization was as follows:
-	Normal amortization: the bonds were required to be fully amortized by January 1, 2005 at a price of €65.28
-	Early amortization: either through repurchasing on the market, over the counter, or through a public offering as from January 1, 2003 under certain conditions.
At any time since June 28, 1999, bondholders may request the conversion and/or exchange of these bonds at a rate, since December 31, 2002, of 1.714 shares per bond. The Company may provide new shares to be issued and/or existing shares at its discretion.
This bond had been fully repaid by January 2005.
On June 21, 2004, the Board of Directors decided to issue a loan materialized by SCOR OCEANE bonds, with the authorization of the Combined General Meeting of Shareholders on May 18, 2004, delegating its chairman with the authority required to carry out such transactions. Issued on July 2, 2004, following the decisions of the CEO on June 23 and 24, 2004, the nominal amount of this loan was set at €200 million, represented by 100 million OCEANE bonds with a nominal value of €2. The bonds carry an interest rate of 4.125% payable on January 1 of each year. The loan has a term of 5 years and 183 days.
The gross actuarial yield is 4.125% on the date of payment. Amortization is as follows:
Normal amortization: the bonds will be fully amortized on January 1, 2010 at the price of €2 per bond.
Early amortization: by purchase on or off the stock market or public offer and under other conditions detailed in the offering circular approved by the AMF under No. 04-627 on June 24, 2004.
At any time since July 2, 2004 and until the seventh day preceding the normal or early redemption date, bondholders may request conversion or exchange of the bonds for shares until the amortization date at the rate of one share for one bond. The Company may provide new shares to be issued and/or existing shares at its discretion.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Subordinated debt and Senior characteristics:
Issue during 1999:
- €50 million in Perpetual Step-Up subordinated notes issued on March 23, 1999. These notes are callable after 15 years, and at 5-yearly intervals thereafter, at SCOR’s discretion. The floating-rate notes will bear interest indexed on the 6-month Euribor plus (i) 0.75% for the first fifteen years of the issue, and (ii) 1.75% thereafter.
- 30-year subordinated bonds for USD 100 million issued on June 7, 1999, callable at SCOR’s discretion each quarter as from the tenth year. These floating-rate bonds will bear interest indexed on the 3-month Libor rate plus (i) 0.80% for the first ten years of the issue, and (ii) 1.80% thereafter.
Issue during 2000:
- the Company issued on July 6, 2000 €100 million in 20-year subordinated bonds, callable at SCOR’s discretion each quarter as from the tenth year following their issuance. These floating-rate bonds bear interest indexed on the 3-month Euribor plus (i) 1.15% for the first ten years, and (ii) 2.15% thereafter.
Issue during 2002:
- SCOR issued €200 million in 5-year unsubordinated notes on June 19, 2002, listed on the Luxembourg Stock Exchange. The notes pay 5.25% fixed-rate interest plus an additional 2.50% payment by decision of the Meeting of note holders on December 20, 2002. This additional payment will be reduced to 1.50% if the rating of these notes is raised to A+ or equivalent by Standard and Poor’s, Fitch or AM Best. It will be reduced to zero if the rating is raised to AA- or equivalent.
Horizon Loan
A debenture loan issued in 2002 whose reimbursement depends on the variations of an index.
Note 13 Contingency reserves

In millions of EUR	Reserves for	Reserves	Other	Total
	employee benefits	for taxes	reserves
	post-retirement
At January 1 2004	44		1	46
Acquisition of a subsidiary	18	1	8	27
Allowances for the fiscal year
Use	-2			-2
Amounts not used taken back	-3			-3
Variation in exchange rate
Adjustment of the discount rate Others	-10			-10

At December 31, 2004	48	1	9	58

Current 2004	8	1	8	17
Non current 2004	40		1	41

	48	1	9	58

At January 1, 2005	48	1	9	58
Acquisition of a subsidiary
Allowances for the fiscal year			13	13
Use
Amounts not used taken back			2	2
Variation in exchange rate
Adjustment of the discount rate	-8			-8
Others

At December 31, 2005	40	1	20	61

Current 2004			13	13
Non current 2004	40	1	7	48

	40	1	20	61
The other reserves reflected in 2005 primarily include:
an estimate of the future cost of benefits to employees granted during their professional life (long service medals, etc.) a provision for employment safeguard plans (See highlights).

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 14 Provision for employee benefits

	Pension commitments
		including the		including the
In millions of EUR	2005	United States:	2004	United States:

Projected commitments on opening	-57	-30	-67	-29
Standard cost	-2	-1	-5	-1
Interest on the commitment	-3	-2	-4	-2
Benefit paid	1	1	1	1
Actuarial gains (losses)	-2	0	10	-1
Settlement	0	0	4	0
Plan changes	0	0	0	0
Exchange rate variation	-5	-4	2	2

Projected commitments at closing	-67	-36	-57	-30

Market value of appropriated assets, at opening	22	16	17	15
Actual yield from assets	1	1	1	1
Employer contributions	4	4	4	2
Benefits paid	-1	-1	-1	0
Exchange rate variation	2	2	-3	-1

Market value of appropriated assets, at closing	27	21	18	16

Net commitment	-40	-15	-39	-14

Actuarial (gains)/losses not recognized	0	9	-10	1
Cost of prior service not recognized	0	0	0	0

Cost of benefits (to be funded)/paid in advance	-40	-6	-48	-12

Statement of products and losses recognized for period

In millions of EUR	2005	2004

Assets available for sale (AFS)	-85	15
Hedging	40	-1
“Shadow accounting” gross of deferred tax	40	-1
Effect of changes in the conversion rates	97	-62
Actuarial spreads not recognized in income		10
Due or deferred tax taken directly or transferred to capital	4	-12
Sher-based payment	5	6
Other changes	-7	6

Net revenue recognized in stockholders’ equity	54	-38

Consolidated net result for the period	131	75

Total products and losses recognized for period	185	37

Attributable to:

Stockholders in the parent company	185	38

Minority interests	-	-

The suppositions used for calculating the reserves for benefits to employees are described in the paragraph “Rules for the use of estimates.”

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 15 Deferred taxes
Deferred tax revenue and expenses at December 31 included the following items:

in millions of EUR	Balance Sheet		Income Statement
	12/31/2005	12/31/2004	12/31/2005	12/31/2004

Deferred tax liabilities
Deferred acquisition costs	-76	-84	9	2
Unrealized revaluations and temporary differences on investments	-57	-49	-1	1
Equalization reserves	-11	-12	1	2
Goodwill valuation	-5	-5	0	0
Financial instruments	0	-1	0
Capitalization reserve	-44	-42	-2	-2
Temporary differences and others	-54	-59	-7	-15

Total deferred tax liabilities	-247	-253

Deferred tax receivables
Unrealized revaluations and temporary differences on investments	33	29	-17	0
Retirement plan	9	8	1	-1
Deferred losses	600	553	-37	2
Financial instruments	1	1	0	0
Claims reserves	0	2	-2	0
Shadow accounting	6	19	0
Elimination of internal capital gains	-2	12	-15	4
Temporary differences and others	-2	16	23	13

Total deferred tax receivables	645	641

Depreciation	-256	-233	29	-8

Receivable (payable) net of deferred tax	142	155

Income (loss) related to deferred taxes			-18	-2

A reconciliation of the corporate income tax, obtained by applying the French tax rate of 34.43% for 2005 and 34.93% for 2004 to pre-tax income (losses), minority interest and gains (losses) associated with using the equity method are presented in the table below.

in millions of EUR	2005	2004

Net income before tax	185	121

Theoretical tax expense	-64	-42

Non-taxable net income	-21	-12

Tax losses – non-activated	-9	-16

Net activation of deferrable tax losses from prior years	4

Reversals of deferred tax writedowns	38	12

Changes in tax rates	-1	-8

Different tax rates	4	13

Non taxable revenue and non deductible expenses	-6	15

Change in consolidation scope		-8

Tax expense accounted for	-54	-46

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 16 Information on affiliated parties

		2005		2004 PERCENTAGE		METHOD OF
		PERCENTAGE
	COUNTRY	Control	Interest	Control	Interest	CONSOLIDATION

REINSURANCE-INSURANCE BUSINESS

SCOR	France	100	100	100	100	PARENT
SCOR VIE	France	100	100	100	100	Global
SCOR Financial Services	Ireland	100	100	100	100	Global
SCOR Life US Re Insurance (US) *	United States	100	100	100	100	Global
SCOR Life Insurance Company	United States	100	100	100	100	Global
Investors Insurance Corporation	United States	100	100	100	100	Global
SCOR Italia Riassicurazioni	Italy	100	100	100	100	Global
SCOR Deutschland	Germany	100	100	100	100	Global
SCOR UK Group	Great Britain	100	100	100	100	Global
SCOR UK Company Ltd	Great Britain	100	100	100	100	Global
IRP Holdings Limited	Ireland	100	100	53.35	53.35	Global
Irish Reinsurance Partners Ltd	Ireland	100	100	53.35	53.35	Global
SCOR Asia Pacific	Singapore	100	100	100	100	Global
SCOR Re Co. (Asia) Ltd	Hong Kong	100	100	100	100	Global
SCOR Canada Reinsurance Company	Canada	100	100	100	100	Global
SCOR US Corporation	United States	100	100	100	100	Global
California Re Management & Corporation	United States	100	100	100	100	Global
SCOR Reinsurance Company	United States	100	100	100	100	Global
General Security National Insurance Company	United States	100	100	100	100	Global
General Security Indemnity Company of Arizona	United States	100	100	100	100	Global
American Underwriting Managers Inc.	United States	100	100	100	100	Global
Sorema NA Holding Corporation	United States	100	100	100	100	Global
Commercial Risk Partners Ltd	Bermuda	100	100	100	100	Global
Commercial Risk Reinsurance Company	Bermuda	100	100	100	100	Global
Commercial Risk Re-insurance Company	United States	100	100	100	100	Global
Commercial Risk Services	United States	100	100	100	100	Global

REAL ESTATE BUSINESS

Immobilière Sébastopol SNC	France	100	100	100	100	Global
IMMOSCOR SCI	France	100	100	100	100	Global
FERGASCOR	France	100	100	100	100	Global
EUROFINIMO	France	100	100	100	100	Global
FINIMOFRANCE	France	100	100	100	100	Global
SCOR AUBER	France	100	100	100	100	Global
Société Putéolienne de Participations	France	100	100	100	100	Global
FINIMO REALTY Pte Ltd	Singapore	100	100	100	100	Global

FINANCIAL ACTIVITY

HORIZON	Great Britain	100	100	100	100	Global
EUROSCOR-ACTISCOR	Luxembourg	100	100	100	100	Global
EUROSCOR-GESCOR	Luxembourg	100	100	100	100	Global
EUROPE MID CAP	Luxembourg	100	100	100	100	Global
PICKING	Luxembourg	100	100	100	100	Global
AVANCE	Germany	100	100	100	100	Global

SCOR had made a commitment to the shareholders of IRP Holdings Limited to purchase their minority interests. This commitment was recognized as “Financial Debt” for the discounted value of the exercise price for the firm purchase commitment. The subsequent change in the value of the commitment was recorded as “Financing expense” in the IFRS 2004 income statement.
The accumulated remuneration paid in 2005 to Group Directors amounted to €4,019,558. The total amount paid or set aside by the Group for the departure of members of the Executive Committee in 2005 was €3,992,964.
The reference document contains a detailed description of remuneration and benefits for Group directors.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 17 Commitments received and given

In millions of EUR:	2005	2004

Commitments received	1,201	971

Unused credit lines	199	44
Endorsements and sureties	12	47
Letters of credit	990	867
Other commitments received		13

Commitments given	2,912	2,687

Endorsements and sureties	25	47
Letters of credit	645	656
Pledged securities	2,080	1,885
Other commitments given	162	99

Securities received as collateral from reinsurers and retrocessionnaires	27	29

The regulatory environment governing the reinsurance industry requires disclosure of underwriting commitments represented by pledged assets, cash deposits or letters of credit.
In reinsurance, commitments are stated as liabilities within underwriting reserves while the corresponding assets are disclosed as assets to guarantee claims. When underwriting reserves are not covered by cash deposits with ceding companies, they may be covered by pledged securities or in the form of letters of credit granted to our ceding companies and disclosed within off balance sheet commitments.
Commitments received include available unused credit lines granted by various banks totaling €199 million. In 2005, the Group also had letters of credit received from banks amounting to €990 million.
Letters of credit granted for €645 million consist of commitments made to reinsurers/ceding companies in return for the underwriting liabilities arising from the business ceded.
Certain assets have been pledged to financial institutions as security for the letters of credit received by the Group. These assets are principally OAT French government securities, mortgaged properties and investment securities for an amount of €2,080 million.
The Group entered into finance leases for two investment properties with the option to buy. The amount of the minimum payments and their discounted values are as follows:

In millions of EUR:	Minimum	Including	Minimum	Including
	payments	amortization	payments	amortization
		of capital		of capital
Less than a year	10	5	10	4
From one to five years	40	21	40	20
More than five years	7	5	17	10

Total minimum payments	57	30	67	38
Less payments representing loan charges	27		32

Discounted value of minimum payments	30	30	34	34

In addition, various entities in the Group rent their office headquarters. The largest lease contract is by Scor Paris for its headquarters located at La Défense with a residual life of 7 years. The minimum payments are as follows:

In millions of EUR:	2005	2004
	Minimum payments	Minimum payments
Less than a year	12	11
From one to five years	45	45
More than five years	22	33

Total minimum payments	79	90

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
In its property business, SCOR leases or subleases its investment buildings and warehouses. The leases generally conform with local market conditions and have annual indexation clauses.
The projected minimum rents are as follows:

In millions of EUR:	2005	2004
	Minimum payments	Minimum payments
Less than one year	27	29
From one to five years	81	81
More than five years	29	56

Total minimum payments	137	166

ANALYSIS OF MAIN BALANCE SHEET ITEMS
Note 18 Written premiums

In millions of EUR	2005	2004	Change

Non-life gross premiums written	1,383	1,396	-1%
Life gross premiums written	1,024	1,165	-12%

Premiums written	2,407	2,561	-6%

Note 19 Investment income

in millions of EUR
	2005	2004

Dividends	8	6
Interest	223	243

Building rental income	29	28
Interest on cash deposits	10	16
Income from cash and cash equivalents	52	47
Currency gains	8	-13

Change in Fair Value of Fair Value by Income	39	-1

Realized capital gains and losses	90	35

Depreciation allowance	1	-15

TOTAL	460	346

Net revenue from leasing investment properties includes the following items:

in millions of EUR	2005	2004

Building rental income	29	28
Leased buildings’ expenses	-4	-4

Net rental income	25	24

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 20 Expenses relating to contract benefits
Expenses relating to contract benefits consist primarily of the following:

-	claims paid by our ceding companies,

-	changes in the claims and mathematical reserves,

-	incurred claims settlement expenses.
Note 21 Net income (losses) from reinsurance operations

in millions of EUR	2005			2004
	LIFE	Non Life	Total	LIFE	Non Life	Total

Retroceded written premiums	-32	-102	-134	-37	-83	-120
Changes in unearned retrocession premiums			-16	-16	-66	-66

Retroceded earned premiums	-32	-118	-150	-37	-149	-186

Retroceded claims ratio	20	96	116	9	60	69

Retroceded commissions	6	6	12	4	9	13

Net income from reinsurance operations	-6	-16	-22	-24	-80	-104
Note 22 Financing expenses

in millions of EUR	2005	2004

Interest and financial expenses	22	41
Expenses related to long-term borrowings	35	37

TOTAL	57	78

Note 23 Taxes
The main components of deferred taxes for 2005 and 2004 are presented below:

in millions of EUR	2005	2004

In the consolidated income statement
Current tax	-35	-44
Current tax expense for the fiscal year	-35	-44
Tax expense adjustment relating to prior fiscal years		0
Deferred tax	-19	-2

Total income tax by income	-54	-46

In consolidated reserves
Deferred tax relating to items debited or credited directly by reserves
Revaluation of AFS	10	-8
Others	-14	-8

Total income tax by reserves	-4	-16

The amount of tax withdrawn in 2005 by Group companies is €25 millions.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Note 24 Expenses by type

In millions of EUR	2005	2004

Personnel expenses	102	96
Taxes and duties	12	16
Outsourced services	86	84

Total general and administrative expenses	200	196

Note 25 Cost of Employee benefits

In millions of EUR	Retirement commitments

Charge for period	2005	Including the	2004	Including the United
		United States		States

Normal cost	-2	-1	-5	-1
Interest on the commitment	-3	-2	-4	-2
Expected yield from assets	2	1	1	1
Amortization of gains/losses, not recognized	1	0	0	0
Amortization of cost of above service, not recognized	0	0	0	0
Settlement	0	0	4

Cost for the period	-3	-2	-3	-2

The Group grants its employees options or share subscription plans under the following terms:

	Date	Options availability	Plan	Price
PLAN	of grants	dates	expiration	for the fiscal
	by the board		dates	year

1995	May 15	May 15, 1996 (30%)	May 14, -05	6.59

		May 15, 1997 (30%)

		May 15, 1998 (40%)

1996	Sep 5	Sept. 5, 1997 (30%)	Sept. 4, 2006	11.70

		Sept. 5, 1998 (30%)

		Sept. 5, 1999 (40%)

1997	Sep 4	Sept. 4, 2002	Sept. 3, 2007	15.03

1998	Sep 4	Sept. 4, 2003	Sept. 3, 2008	22.72

1999	Sep 4	Sept. 3, 2004	Sept. 2, 2009	18.58

2000	May 4	May 5, 2004	May 3, 2010	19.39

2000	Aug 31	Sept. 1, 2005	Aug. 30, 2010	18.17

2001	Sep 4	Sept. 4, 2005	Sept. 3, 2011	19.39

2001	Oct 4	Oct. 4, 2005	Oct. 2, 2011	13.73

2003	Feb 28	Feb. 28, 2007	Feb. 27, 2013	2.86

2003 (1)	Jun 3	June 3, 2007	June 2, 2013	3.94

2004	Aug 25	Aug. 26, 2008	Aug. 25, 2014	1.14

2005	Sep 16	Sept. 16, 2009	Sept. 16, 2015	1.66

(1)	with performance condition
Changes are acquired after 4 or 5 years from the grant date if the employee is still actively employed.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
The table below presents the changes and the current stock option plans at the end of the year along with the average corresponding exercise price.

	2005		2004
	Average exercise		Average exercise
	price	Number	price	Number
	in EUR per share	of options	in EUR per share	of options

Life options at January 1	7.69	17,055,698	10.95	12,342,962
Options granted during the period	1.66	7,260,000	1.14	5,990,000
Options exercized during the period	-	-	-	-
Options expired during the period	6.59	(192,782)	7.02	(113,809)
Options cancelled during the period	5.42	(3,410,816)	8.63	(1,163,455)

Life options at December 31	5.91	20,712,100	7.69	17,055,698

The average remaining life of the options and the average exercise price for 2005 are presented below.

	Life options
		Life term	Exercise price
	Number of	average	weighted
	options	residual	average
Exercise price range	in life	weighted	in euros
(EUR)			(EUR)
from 1 to 5	15,344,490	8.91	1.81
from 6 to 10	-	-	-
from 11 to 15	1,852,878	2.17	13.57
from 16 to 20	2,654,236	4.72	18.83
from 21 to 25	860,496	2.68	22.72
from 1 to 25	20,712,100	7.51	5.91
The fair value of the options and the share subscription prices are estimated by using the binomial method which takes into account the terms and conditions under which the options were granted. The following table lists the characteristics used at the end of 2005 and 2004:

	2005	2004
Market price of the SCOR equity share	1.68	1.14
Exercise price of the option	1.66	1.14
Exercise of options	4 years	4 years
Historical volatility	29.70%	39.62%
Dividend (1)	0.0695	0.0364
Risk-free interest rate	3.243%	4.20%

(1)	The dividend rate indicated above is an average of the dividend series estimated during the life of the option.
The cost of services received in 2005 is reported at €5 million (€6 million in 2004) with respect to the stock option plan and the granting of bonus shares.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
The Group also awards bonus shares to its employees under the following terms:

		Number of shares	Price estimate
		allocated at the	on the allocation
Allocation date	Acquisition date	origin	date
September 22, 2004	January 10, 2005	1,962,555	€1.20
December 7, 2004	January 10, 2005	2,434,453	€1.41
December 7, 2004	November 10, 2005	2,418,404	€1.41
November 7, 2005	August 15, 2007	8,471,998	€1.584
The 2005 finance law instituted a new incentive tax and social regime for bonus share allotments, the purpose of which is to encourage employee savings. Thus, French beneficiaries had the possibility of waiving the transfer of November 10, 2005 in consideration for a 2005 reallotment plan approved by the Board of Directors on August 31, 2005 for this purpose.
As a result, 33 beneficiaries waived the transfer of their shares in November 2005, representing 833,570 shares. In consideration, they benefited from a reallotment, increased by 40%, representing a total of 1,166,998 shares.
On August 31, 2005, the SCOR Board of Directors, pursuant to the delegation granted by the General Shareholders’ Meeting of May 31, 2005 and on the recommendation of the Compensation and Nominating Committee, set up a new stock bonus allotment plan intended for corporate officers and certain executives of Group companies, to allot 7,305,000 shares.
A total of 8,471,998 shares will be transferred in September 2007, subject to the conditions on employment of the beneficiaries within the Group and must be held until September 2009.
Note 26 Earnings per share
Net earnings per share is calculated by dividing the net income for the year attributable to shareholders of the parent company by the average weighted number of shares at the end of the year.
The diluted income per share is calculated by dividing the net income attributable to shareholders of the parent company (after deduction of interest from convertible OCEANE bonds) by the number of average weighted shares at the end of the year plus the average weighted number of shares that would have been issued by converting all the share plans at the end of the year (OCEANE and stock option plans).

	At December 31, 2005			At December 31, 2004
in millions of EUR	Net income		Net	Net income
	(numerator)	Share(1)	income	(numerator)	Shares (1)	Net income
	in EUR	(denominator)	per share	in EUR	(denominator)	per share
	millions	(thousands)	(EUR)	million	(thousands)	(EUR)

Net income (loss)	131			75

Earnings per share
Net income distributable to ordinary shareholders	131	887,626	0.15	75	803,051	0.09

Diluted earnings per share

Dilutive effects
Stock options and equity-based compensation		10,157			1,174
Convertible bonds	8	100,000	-0.01	6	53,642	0.00

Net income distributable to ordinary shareholders and estimated conversions	139	997,783	0.14	81	857,866	0.09

(1)	Average number of share for the fiscal year
There are no other transactions that involve common stock or rights to shares between the closing date of the accounts and the publication of the financial statements.
The earnings per share and the diluted earnings per share are as follows:
Dividends payable to shareholders of the company rose to €24 million in 2005 (none in 2004), or €0.03 per share.
At the General Meeting of Shareholders it was proposed that dividends for 2005 be paid in 2006 in the amount of €48 million or €0.05 per share.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Analysis Of The Main Items On The Statement Of Cash Flow
Cash flows reflect the Group’s continuing restructuring and repositioning activities.
In 2005, operating cash flow reached €-594 million due to the payment of commutations during the 1st half of €265 million for life insurance and €339 million for non-life insurance.
Financing cash flow totaled €-247 million consisting of the following amounts:
-	Redemption for OCEANE bonds 1999-2005 of €225 million,
-	Payment of IRP Holdings Limited minority interests of €183 million,
-	The increase in share capital on June 30, 2005 for an amount of €226 million.
Note 27 Rules for Using Estimates
The assumptions used for calculating reserves for employee benefits are as follows:

Assumptions used	2005		2004
	excluding the United		excluding the
	States:	United States	United States:	United States
Discount rate	from 3.63% to 3.75%	5.50%	4.99%	6.00%
Expected yield from assets	3.80%	8.00%	8.04%	9.00%
Increase in salaries	1.75%	3.50%	3.00%	4.00%
Note 28 Certain Risk Factors Affecting the Company
Maturity and interest rates for financial assets and liabilities

In millions of EUR	Interest	Fixed rate				Variable	Total
	rate	Less than	Between	Greater than	Total	rate
		1 year	1 and 5 years	5 years

Assets AFS	4.76	463	2,370	1,778	4,611	622	5,233

Assets at Fair Value by Income	4.58	17	42	42	101	65	166

Financial assets exposed to fair value risk (A)	4.77	480	2,412	1,820	4,712		5,399

Financial assets exposed to cash flow risk (B)	4.5					687

Financial assets exposed to rate risk (A) + (B)	4.76	480	2,412	1,820	4,712	687	5,399

In millions of EUR	Interest	Fixed rate				Variable	Total
	rate	Less than	Between	Greater than	Total	rate
		1 year	1 and 5 years	5 years

-Subordinated debt	3.5					-233	-233

-Financial liabilities represented by securities	5.72		-402		-402	-118	-520

-Financial liabilities to companies in the banking sector						-201	-201

Financial liabilities exposed to fair value risk (A)	5.94		-402		-402		-402

Financial liabilities exposed to cash flow risk (B)	3.28					-552	-552

Financial liabilities exposed to rate risk (A) + (B)	4.83		-402		-402	-552	-954

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
The timetable for financial variable-rate debts is set out in the following table:

In millions of EUR	Variable rates
	Less than 1	Between 1	More than 1
	year	to 5 years	year	Total

Subordinated debts			-233	-233
Financial liabilities represented by stocks	-53	-65		-118
Financial liabilities towards banking sector firms	-18	-110	-73	-201

TOTAL	-71	-175	-306	-522

A variation of 1 basis point in the “less than one year” interest rate will impact on the charge for borrowing for less than one year by about €5 million.
Portfolio Rating – Exposure to Credit Risk
The following table presents the Group’s bond portfolio by counterparty credit quality as of December 31, 2005:

In millions of EUR	AAA	AA	A	BBB	< BBB	Not rated	Total

AFS bonds	3,726	544	596	302	20	46	5,233

Bonds at Fair Value by Income	99	29	25	8	2	3	166

Total	3,824	573	621	310	22	49	5,399

Exposure to Currency Fluctuations – Exchange Rate Risk
The following table presents the consolidated net position of assets and liabilities broken down by currency:

in millions of EUR	Assets	Liabilities	Net position

Euro	7,171	6,486	685
Swiss franc	59	57	3
Pound sterling	469	446	24
Japanese yen	68	70	-2
US Dollar	4,626	3,822	804
Canadian dollar	673	362	311
Australian dollar	53	43	10
Singapore Dollar	29	27	2
Hong-Kong Dollar	18	43	-25
Other currencies	521	615	-94

Total Balance sheet	13,688	11,969	1,719

Sensitivity to exchange and interest rates
Analysis of the sensitivity to exchange rates reflects an instant 10% variance in the exchange rate of currencies other than those fixed against the Euro in relation to their respective rates at December 31, 2004 and 2005, with all other variables remaining constant. At the end of 2005, the Euro’s appreciation (depreciation) against other currencies would have resulted in a decline (increase) before tax of €426 million in the fair value of financial investments (€423 million at December 31, 2004).
Analysis of the sensitivity of interest rates reflects changes in market interest rates against a scenario whereby rates would increase or decrease by 100 basis points over their level at December 31, 2004 and 2005 with all other variables being

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
constant. At the end of 2005, the increase (or decrease) of 100 basis points in market interest rates would generate a decline (increase) of €204 million in the fair market value of financial instruments before tax (€220 million at December 31, 2004).

	2005			2004
		Exchange	Interest rate		Exchange	Interest rate
		rate risk	risk		rate risk	risk
In millions of EUR	Net	10% variation	100 basis	Net book	10%	100 basis
	book	in exchange	points	value	variation in	points
	value	rates	variation in		exchange	variation in
			interest rates		rates	interest rates
	(EUR, millions)			(EUR, millions)
Increase

AFS bonds	5,233	-392	-201	5,290	-397	-209

AFS	730	-20		251	-7

Bonds, Fair Value by Income	166	-1	-3	585	-4	-12
Equities, Fair Value by Income	229	-12		196	-10
Derivative instruments	35			29

Total

Decrease

AFS bonds	5,233	392	201	5,290	397	209

AFS	730	20		251	7

Bonds, Fair Value by Income	166	1	3	585	4	12
Equities, Fair Value by Income	229	12		196	10
Derivative instruments	35			29

Total
Risk sensitivity of shares
For all the stocks held, directly or indirectly, through an mutual fund, an analysis of the sensitivity of the Group results to a drop of 10% in the FTSEurofirst 300 reference index, indicates €-23 million for the results and €-73 for shareholders’ equity, as shown in the following table:

In millions of EUR	Position of third party shares or	Impact of a drop of 10% in the
	Equity UCITS	market value of the share
Position on asset side	959	-96
of which AFS	730	-73
of which JVR	229	-23

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
Liquidation triangle for technical reserves
The liquidation triangle for “Property & Casualty” underwriting reserves, over five years is presented as follows:
Five-year loss development net of retrocession (1)

	2001	2002	2003	2004	2005

Initial gross claims reserves (1)	8,402	8,244	7,044	6,137	5,970
Retroceded initial claims reserves	1,462	1,313	691	536	554

Net initial claims reserves (1)	6,940	6,930	9,353	5,600	5,416

Payments made (cumulative)
1 year after	2,514	2,627	1,425	896
2 years after	4,496	3,735	2,119
3 years after	5,425	4,557
4 year after	6,309

Revised claim reserves
1 year after	8,161	8,191	6,772	5,934
2 years after	8,831	8,128	6,779
3 years after	8,925	8,435
4 year after	9,135

Cumulative surplus/deficit before change in premiums	(2,195)	(1,505)	(426)	(334)
Percentage before change in premiums	(32)%	(22)%	(7)%	(6)%
Change in premiums	1,238	701	358	337
Cumulative surplus/deficit after change in premiums	(957)	(804)	(68)	3
Percentage after change in premiums	(13.79)%	(11.60)%	(1.07)%	(0.05)%

Gross revised claims reserves at December 31, 2005	11,306	10153	7,553	6,622
Revised retrocession at December 31, 2005	2,172	1,695	774	688

Net revised reserves at December 31, 2005	9,135	8,435	6,779	5,934
Cumulative gross surplus deficits before change in premiums	(2,904)	(1,887)	(509)	(485)
Change in gross earned premiums	1,168	770	522	401
Cumulative gross surplus deficits after change in premiums	(1,737)	(1,117)	13	(84)
Percentages	(20.67)%	(13.55)%	0.18%	(1.37)%

(1)	Claims reserve under French GAAP restated in IFRS
- Gross underwriting reserves for 2005 differ by €409 million from the amount indicated in the table in Note 12 under “Claims reserve.” This amount corresponds to the reserves for increasing risks which until 2004 were posted under unearned premiums reserve.
- The reserves for 2001 and 2002 are presented on an IFRS pro-forma basis by deducting reserves under French GAAP from the equalization reserve.
Geographic concentration of insurance risks

Exposure to catastrophic loss (1)	Countries concerned – December 2005
(in millions of EUR)
100 to 200	Canada, United States, Mexico, Israel, Italy, Turkey
200 to 300	Chile, Portugal, Taiwan
300 and over	Japan, Europe

(1)	Calculated at the maximum potential loss for a given commitment period before retrocession.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
The breakdown of gross written premiums according to the location of the ceding company is as follows:

In millions of EUR	LIFE		Non Life
	2005	2004	2005	2004

	1,024	1,165	1,383	1,395
Europe	564	546	772	801
North America	379	542	215	220
Asia-Pacific and Rest of World	81	77	396	375

Concentration by sector and maximum insurance losses

	Year ending December 31
	Asbestos (1)		Environment (1)
	2005	2004	2005	2004

Gross reserves, including IBNR reserves	111	98	39	54
% of gross Non-Life reserves	1.7%	1.6%	0.6%	0.9%
Claims paid	12	15	7	5
% net of Group Non-Life claims	0.7%	0.8%	0.4%	0.3%

	Year ending December 31, 2005
	Asbestos	Environment

Number of claims notified under non- proportional and facultative treaties	7,961	7,219
Average cost per claim (1)	€14,689.00	€4,338.00
EXCEPTIONAL EVENTS AND LITIGATION
The Group is a party to one lawsuit concerning old claims related to the environment. However, the Group believes it is sufficiently funded on the basis of the information it has on this date.
In addition, we are involved in the following litigation:
In the United States:
-
In December 2002, a petition was filed by Dock Resins Corporation and Landec Corporation before a U.S. Federal District Court in New Jersey against SCOR’s subsidiary SOREMA North America Reinsurance Company (now General Security National Insurance Company or GSNIC), for an alleged denial of coverage by GSNIC concerning business interruption suffered by the plaintiffs. GSNIC filed a cross claim for fraud and misrepresentation seeking to void the policy and preserve GSNIC’s right to recover the costs incurred in litigating the case. The plaintiffs claim an unspecified amount of damages in excess of policy limits, which are capped under the insurance policy at an aggregate total of USD 15 million. The policy has been retroceded at 80% outside of the SCOR Group. GSNIC has paid the undisputed portions of the claim. On January 27, 2006, motions to obtain a partial provisional order and the cross claims filed by the different parties were upheld, and the rulings issued by the U.S. Federal District Court were in favor of the defendants. The Court granted the GSNIC motion seeking a partial provisional order and dismissed all arguments against the motion, which were based on an alleged bad-faith refusal of coverage and the allegation that GSNIC had conspired with its consultants to reject the insurance claim without grounds. In addition, the requests for compensatory and punitive damages and the motion for payment of attorneys’ fees were also dismissed. The plaintiff’s cross claim seeking a partial order dealing with the affirmative defense of GSNIC against the insurance fraud claim was also dismissed. As a result of those decisions, the plaintiffs now can only bring action against GSNIC on a contractual basis, based on the insurance policy. It is highly probable that the discovery procedure will be completed by spring 2006. The judgment date has been provisionally set at June 2006.

-
Certain Highfields Funds—Highfields Capital LTD, Highfields Capital I LP and Highfields Capital II LP (the “Highfields Funds”), as minority shareholders of IRP Holdings Limited, in March 2004 have filed a complaint against SCOR in the District Court of the State of Massachusetts. The complaint alleges raud and violations of Massachusetts law with regard to the acquisition by the Highfields Funds of a stake in IRP Holdings Limited in December 2001. The damages (including punitive damages) owed, if any, cannot be calculated as of this date and will be determined by the Court at the end of the trial which is scheduled to begin in May 2007. On September 28, 2005, the District Court of the State of

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Massachusetts rejected SCOR’s motion to dismiss and issued an order scheduling the timing of discovery and the trial. The discovery procedure has commenced and is scheduled to proceed until March 2007 based on the calendar set by the Court. The trial is scheduled to start in May 2007.

-
Beginning in October 2001, various lawsuits were brought and cross claims filed to determine whether the terrorist attack on the World Trade Center (WTC) on September 11, 2001 constituted one or two occurences under the terms of the applicable coverage issued to the lessees of the WTC and others parties. Although SCOR, as a reinsurer, is not a party to such lawsuits, the ceding company Allianz Global Risks U.S. Insurance Company (Allianz), which insured a portion of the WTC, and which is reinsured by SCOR, is a party to the legal action.

The first two phases of the trial were completed in 2004. At the end of the first phase, the court ruled that nine of the twelve insurers involved were bound by the definition of the term “occurence” that as a matter of law has been found to mean that the attack on the WTC constituted one occurence. Allianz did not participate in that first phase, but has participated in the second phase of the trialon December 6, 2004. The New York jury named in the second phase of the litigation determined that the attack on the WTC towers on September 11, 2001 constituted two occurences under the terms of the property insurance coverages issued by Allianz and by eight other insurers of the WTC towers. SCOR, a reinsurer of Allianz, considers the jury verdict to be contrary to the terms of the insurance coverage in force and to the intent of the parties. SCOR fully supported Allianz, in its efforts to overturn the verdict. The jury verdict has been appealed to the U.S. Court of Appeals for the Second Circuit and a decision is expected in 2006.

The verdict in the second phase of the litigation did not determine the amount of damages owed by the insurers. A separate, court-supervised appraisal procedure is in progress to determine the amount owed by the insurers for the damages resulting from the destruction of the WTC towers. The final decision from the appraisal procedure is expected at the end of 2006 or early in 2007.

In the Group’s original calculations of its technical reserves, the WTC attack was treated as one occurrence for purposes of the underlying insurance coverage since the terrorist attack on September 11, 2001 was a single, coordinated occurence. As a result of the jury verdict described above in the second phase of the trial, the Group has increased the reserves based on the initial replacement value established by the ceding company. The gross amount of reserves has accordingly been increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. These amounts did not change significantly in 2005. In addition, the Company issued two letters of credit for a total amount of USD 145,320,000 to Allianz on December 27, 2004, as required by Allianz to guarantee payment to the ceding company if the jury verdict is not reversed by the U.S. Court of Appeals for the Second Circuit or if the appraisal process placed under court supervision in 2005 results in an increase in the amounts to be paid in the future.

Allianz has instituted an arbitration proceeding against the Company in order to clarify the extent of the Company’s obligations under the reinsurance treaty entered into with it. The arbitration proceedings has been stayed by the court responsible for evaluating the damages pending certain events related to the second phase of the lawsuit. The arbitration proceeding has not been reactivated.

-
The Group is also involved in various arbitration proceedings relating to the underwriting business, now in run off, primarily relating to the Bond risk. See Section 6.5 – Notes to the parent company financial statements– Note 16.

-
In January 2005, Continental Casualty Company (CCC), a CAN’s subsidiary, initiated an arbitration proceeding to obtain a declaration that six contracts signed with Commercial Risk Re-Insurance Company (CRRC) should contain the so called “insolvency” clause. CRRC issued a counter demand for arbitration proceeding to obtain from CCC access to all relevant books and records.

On November 2, 2005, the panel rendered its award stating that the six contracts were supposed to contain this insolvency clause. Following this ruling, CRRC filed motions to vacate the panel’s final award in the US Federal District Courts for Connecticut and the Northern District of Illinois seeking voidance of the arbitration tribunal’s ruling.

In its counter demand, CRRC is requesting, pursuant to the provisions of the contracts in question, an order giving it full access to all relevant books and records at CCC and its agent. The organization meeting on this second arbitration was held in October 2005 and the parties are presently submitting their respective schedule to the panel.

-
In August 2005, certain American subsidiaries of Royal & Sun Alliance (RSA) initiated four arbitration proceedings against Commercial Risk Re-Insurance Company Limited and Commercial Risk Reinsurance Company (Commercial Risk) relating to seven reinsurance treaties signed by RSA and Commercial Risk. RSA is alleging breach of the contracts and is seeking full payment of balances due under these contracts, plus interest and expenses, for a total of about USD 23 million. Commercial Risk has denied these balances due asserting that the losses are outside the scope of application and the terms of the treaties.

No significant activity has occurred in any of the arbitration. One panel was constituted and the organisational meeting was held on February 22, 2006. The parties are currently selecting panels for the remaining arbitrations.

-
At the end of February 2006, Security Insurance Company of Hartford, Orion Insurance Company and other subsidiaries of Royal Insurance Company (Security of Hartford) instituted a litigation against SCOR Reinsurance Company (SCOR Re) in the Supreme Court of the State of New York alleging breach of contract and seeking recovery of claimed loss balances of approximately USD 48.9 million allegedly due as losses under two quota share treaties between the parties (the “Treaties”).

SCOR Re is seeking to dismiss or stay the Supreme Court litigation and is demanding that the issues raised in the litigation be submitted to arbitration pursuant to the arbitration clauses contained in the Treaties. At the appropriate

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
time in either the litigation or arbitration, SCOR Re will assert its own defenses and claims or counterclaims concerning the substantive issues raised in the litigation.

In February 2006, SCOR received an arbitration notice from the “captive” of a pharmaceutical laboratory concerning the settlement of a claim under civil liability for a laboratory product. SCOR denied owing this amount and claims that the captive is not required to indemnify the pharmaceutical laboratory. The maximum potential commitment of SCOR is USD 17.5 million.

In Europe:
-
SCOR VIE, as the reinsurer of an insurance company, is a party to a proceeding relating to a life insurance policy for approximately €4.5 million. The beneficiary of the policy was a person killed in 1992. In June 2001, a Spanish court ordered the ceding company to pay approximately €16 million under the insurance policy, including accumulated interest since 1992, plus damages. Following this decision, SCOR VIE recognized a technical reserve for €17.7 million for fiscal year 2001. Since a contrary decision was rendered in favor of the ceding company in May 2002 by the Court of Appeals of Barcelona, the dispute has been filed in the Spanish Supreme Court by the victim’s heirs. The provision was maintained at end of December 2005.

-
The French Autorité des Marchés Financiers (AMF), initiated an investigation on October 21, 2004 in connection with the financial information and trading activity surrounding the issue of the SCOR OCEANE bonds in July 2004. The Company has received no additional information about this investigation to date.

-	The AMF also initiated an investigation on October 5, 2005 concerning the market for the SCOR share as of June 1, 2005.

-
Since February 2005, the SCOR company has been the subject of an accounting audit for the period from January 1, 2002 to December 31, 2003. On December 21, 2005, this audit resulted in an initial adjustment proposal, excluding late penalties, for an additional assessment for the corporate income tax base for 2002 of €26,870,073.77, an assessment for the withholding stipulated by Article 119 bis 2 of the General Tax Code of €5,788,871 and an additional assessment for the employer’s payroll tax of €27,891. The Company has challenged this adjustment proposal. This proposal, which interrupts the statute of limitations, will be followed in 2006 with a definitive proposal also covering fiscal 2003.

-	The ACAM launched an audit of the SCOR VIE company in January 2006.
The Company is involved in legal and arbitration proceedings from time to time in the ordinary course of its business. However, other than the proceedings mentioned above, to our knowledge, there are no other litigation matters that are likely to have a material impact on the Group’s financial position, activities or results of operations.
AGREEMENTS
RELATED PARTY-AGREEMENTS SIGNED IN 2005 AS DEFINED BY ARTICLES L. 225-38 ET SEQ. OF THE FRENCH COMMERCIAL CODE.
•	Renewable credit facility agreement with a banking syndicate represented by BNP Paribas as agent and lead manager
At its meeting of May 9, 2005, the Board of Directors authorized the signature of a renewable credit facility agreement with a banking syndicate represented by BNP Paribas as Agent and Lead Manager (the “Credit Facility Agreement”), the purpose of which is to provide the Company with short-term cash facilities to finance its general cash needs.
The Credit Facility Agreement was signed on May 18, 2005 for a term of twelve months from the date of signature. The credit may be used in the form of revolving drawdowns up to a maximum of €75,000,000 over a period ending one month before the final expiration of the credit facility.
The breakdown of the banking syndicate and the share of each Lender in the total commitment is as follows:

Lenders	Credit	Commitment as a %

BNP Paribas	€24,750,000	33%
CALYON	€18,750,000	25%
Natexis Banques Populaires	€15,000,000	20%

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Lenders	Credit	Commitment as a %
Crédit Industriel et Commercial	€7,500,000	10%
Ixis Corporate & Investment Bank	€5,250,000	7%
Caisse Régionale de Crédit Agricole Mutuel de Paris et d’Ile-de-France	€3,750,000	5%
Total Commitment	€75,000,000	100%

To guarantee its obligations under the Credit Facility Agreement, the Company is required to pledge a first-tier financial instruments account to the Lenders and BNP Paribas as Agent under the terms of a pledge agreement signed with the Lenders and Agent and the related declaration of pledge, and to pledge, as a condition precedent for each draw and at the Company’s discretion, either French Treasury Bonds (OAT) in an amount at least equal to 105% of the draw amount, or shares for an amount at least equal to 125% of the draw amount, or bonds in an amount at least equal to 110% of the draw amount.
The Board authorized as needed the signature of an amendment to the Credit Facility Agreement providing for the pledge of Luxembourg open-end investment fund shares (SICAV) and a pledge agreement governed by Luxembourg law, between the Company, the Lenders and BNP Paribas as Agent, concerning the pledge of said Luxembourg SICAV shares (hereinafter referred to, with the aforementioned financial instruments pledge, as the “Sureties”).
The margin applicable to each draw is based on the type of securities pledged prior to the draw. If stocks are pledges (including shares of Luxembourg SICAVs), the applicable margin is set at 0.45% per annum; if bonds are pledged, the applicable margin is set at 0.25% per annum; and, if OATs are pledged, the applicable margin is set at the higher of (i) 0.15% per annum or (ii) the rate of the non-utilization commission applicable on the date of the draw in question.
The interest period is set at the Company’s discretion for each draw at 1, 2, 3 or 6 months. The interest rate applicable to the amount drawn is equal to the sum of (i) the EURIBOR for the relevant interest period, (ii) the margin applicable to the draw in question plus, as applicable, (iii) the required costs applicable under the terms of the agreement.
The bank fees stipulated under the Credit Facility Agreement are as follows:
non-use commission: payable quarterly when due on the basis of a rate applied to the amount of the credit available, which varies on the basis of the Company’s credit rate (“Counterparty Credit Rating”) given by Standard & Poors’:

BBB or lower:		0.28% per annum

BBB+	:	0.20% per annum

A-	:	0.15% per annum

A or higher	:	0.12% per annum
If, on the calculating date, Standard & Poors’ no longer gives a rating to the Company, the rate will then be determined on the basis of the credit rating (“Counterparty Credit Rating”) given by the Moody’s ratings agency as follows:

Baa2 or lower:	0.28% per annum

Baa1 :	0.20% per annum

A3 :	0.15% per annum

A2 or higher:	0.12% per annum
In the event Standard & Poors’ and Moody’s no longer assign the aforementioned credit ratings to the Company and in the event there is a Default Event, the applicable rate would then be set at the maximum applicable rate, i.e. 0.28% per annum.
-	participation commission: 0.20% of the total commitments of each Lender, payable on the date of signature of the Credit Facility Agreement;
-	Agent commission: €10,000 (excluding VAT), payable in one sum;
-	Lead Manager commission: 0.10% flat (excluding VAT), calculated on the credit facility of €75,000,000 and payable in one payment.
The representations and warranties of the Company under the Credit Facility Agreement and the default events are similar in all points to those stipulated in the credit facility agreement useable through the issue of letters of credit, as amended, entered into on December 26, 2002.
The director concerned by this agreement is Mr. Kessler.
•	Signature of an agency letter and an underwriting agreement between the Company and BNP Paribas within the context of a share capital increase on June 30, 2005

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
At its afternoon meeting of May 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, within the framework of the proposed share capital increase of June 30, 2005, the signature by SCOR and BNP Paribas of an agency letter and an underwriting agreement for the offering and placement of the shares to be issued.
The director concerned by this agreement is Mr. Kessler.
•
Signature of a novation agreement (hereinafter the “Global Novation Agreement”) between SCOR, party of the first part; Irish Reinsurance Partners Limited (“IRP”) party of the second part; and SCOR, SCOR Italia Riassicurazioni, SCOR UK Company Ltd, SCOR Deutschland, SCOR Asia Pacific, SCOR Re Co (Asia) Ltd, SCOR Asia Pacific Australian Branch, SCOR Asia Pacific Labuan Branch and SCOR Re Asia Pacific PTE Ltd Korea Branch, (referred to as the “Subsidiaries”).

At its meeting of August 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of the Global Novation Agreement, under the terms of which SCOR will be substituted for IRP in the rights and obligations resulting from the Quota Share Retrocession Agreements, the list of which is attached to the Global Novation Agreement.

The officers concerned are Messrs. Kessler and Thourot.
•	Signature of a novation agreement (hereinafter the “SCOR Re Novation Agreement”) between SCOR, Irish Reinsurance Partners Limited (“IRP”), and SCOR Reinsurance Company (SCOR Re).
At its meeting on August 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of the SCOR Re Novation Agreement, under the terms of which SCOR will be substituted for IRP in the rights and obligations resulting from the Quota Share Retrocession Agreement defined by said contract.
The officers concerned by this agreement are Messrs. Kessler, Chapin, Lebègue and Thourot.
•	Signature of a novation agreement (hereinafter the “Canada Novation Agreement”) between SCOR, Irish Reinsurance Partners Limited (“IRP”), and SCOR Canada Reinsurance Company (SCOR Canada)
At its meeting of August 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of the Canada Novation Agreement, under the terms of which SCOR will be substituted for IRP in the rights and obligations resulting from the Quota Share Retrocession Agreement defined by said contract.
The officers concerned by this agreement are Messrs. Kessler, Lamontagne and Thourot.
•	Signature of a guarantee known as the Indemnity Agreement (hereinafter the “Guarantee” granted by SCOR to Irish Reinsurance Partners Limited)
At its meeting of August 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of a guarantee requested by the IRP Board of Directors from SCOR in order to guarantee any liability that might be incurred by Irish Reinsurance Partners Limited resulting from the execution of the novation agreements described above.
The officers concerned by this agreement are Messrs. Kessler and Thourot.
Parent company guarantees
At its meeting of August 31, 2005, the Board of Directors authorized, pursuant to Articles L. 225-38 and L. 225-35 of the Commercial Code, the renewal of the parent company guarantees granted by SCOR to allow the Group’s reinsurance subsidiaries to obtain a financial rating equivalent to the rating for SCOR itself. SCOR stood surety for the obligations of said subsidiaries under the insurance and reinsurance treaties they signed, particularly under the parent company guarantee which the Board last authorized on December 19, 2002.
During the past 2004/2005 period, the subsidiary General Security Indemnity Company of Arizona had to produce the guarantee once for a specific intermediary.
In addition, the Board of Directors also authorized a new parent company guarantee granted by SCOR to Commercial Risk Reinsurance Company and Commercial Risk Re-Insurance Limited.
Pursuant to Article L. 225-38 of the Commercial Code and because of the positions they held on the Board of Directors of some of these subsidiaries, Messrs. Chapin, Lamontagne, Lebègue and Kessler did not participate in the vote. For the same reason, particularly for the parent company guarantee given to SCOR VIE, only Mrs. Aronvald was authorized to vote.
The benefit of the parent company guarantee was given to the following subsidiaries of the SCOR Group under insurance and/or insurance contracts entered into by these subsidiaries:
- SCOR Reinsurance Co. Ltd (US)
- General Security Indemnity Co. of Arizona
- General Security National Insurance Co.
- Commercial Risk Reinsurance Company
- Commercial Risk Re-Insurance Limited
- Investors Insurance Corp.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
- SCOR Life Insurance Company (ex. Republic-Vanguard Life Insurance Co).
- SCOR Asia-Pacific Pte Ltd
- SCOR Canada Reinsurance Co.
- SCOR Channel
- SCOR Deutschland
- SCOR Financial Services Ltd
- SCOR Italia Riassicurazioni SpA
- SCOR Life U.S. Re Insurance Co.
- SCOR Reinsurance Co. (Asia) Ltd
- SCOR U.K. Co. Ltd
- SCOR VIE
This new authorization became effective on September 3, 2005 and will expire no later than September 2, 2006.
The officers in question were Messrs. Chapin, Lamontagne, Lebègue, Thourot and Kessler. With regard to the parent company guarantee granted to SCOR VIE, the directors concerned were Messrs. Kessler, Havis, Chapin, Simonnet, Seys, Levy-Lang, Borges, Schimetschek, Tendil, Acutis, Lamontagne, Valot, Lebègue and Le Pas de Sécheval.
Project Triple X
At its meeting of November 2, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the issue of a parent company letter of guarantee intended to cover the financial obligations of SCOR VIE under the terms of an agreement to issue letters of credit that would be signed by SCOR VIE, SCOR Financial Services Limited (SFS) and CALYON.
These proposed agreements to issue letters of credit and a parent company guarantee are part of an operation intended to provide SCOR Life U.S. Reinsurance Company (SLR) additional financial resources so that it can satisfy the financial coverage requirements stipulated by the American prudential regulations known as Triple X.
Under the terms of the contract described above, CALYON has committed itself to issuing or causing to issue to SLR one or more letters of credit for a period of five years for a total commitment equal to the smaller of the following two amounts: (a) USD 250 million or (b) the sum equal to the difference between the (i) so-called Triple X reserves and (ii) 150% of the amount of the reserves required in the accounting plan (net of deferred acquisition costs).
The transaction was submitted to the Department of Insurance of the State of Texas (United States of America) insofar as it requires a certain number of amendments to the retrocession treaty (Automatic Coinsurance Retrocession Treaty) signed on December 31, 2003 by SLR and SFS. In a letter dated September 30, 2005, the competent authorities of the State of Texas indicated that they had no comments on the amendments that would be made to that agreement. The Irish administrative authorities (IFSRA) were also informed of the transaction and they also indicated their lack of any objection.
The transaction was finalized at the end of December 2005.
The directors concerned are Messrs. Kessler, Havis, Chapin, Simonnet, Seys, Levy-Lang, Lebègue, Borges, Schimetschek, Tendil, Acutis, Lamontagne, Valot and Le Pas de Sécheval.
•	Approval of the Credit Facility Agreement
The Company terminated, effective December 31, 2005, the credit facility agreement as amended that was signed on December 26, 2002 with a banking syndicate represented by BNP Paribas (the “Bank”). The Company’s objective is to give priority to bilateral relations with one or more banking partners for coverage of its reinsurance commitments by letters of credit. The Company asked the Bank not to terminate certain stand-by letters of credit issued under said credit agreement and to assume on its own a portion of the related banking commitments (so that these letters of credit are automatically renewed for another year as of December 31, 2005) and proposed to the Bank, subject to approval by its own Board, that it issue new letters of credit under a new agreement.
At its meeting of November 2, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of a new credit facility agreement with the Bank (the “Credit Facility Agreement”), the purpose of which is to guarantee the performance of the Company’s obligations for its reinsurance operations. The credit facility is useable through the issuance of revolving letters of credit and/or counter-guarantees (stand-by letters of credit or “SBLC”) up to a maximum of USD 85,000,000 (USD Eighty Five Million) over a utilization period from January 4, 2006 to December 31, 2008.
In order to guarantee its obligations under the terms of the Credit Facility Agreement, SCOR pledged a first-tier financial instruments account to the Bank under the terms of a pledge agreement entered into with the Bank (and the related pledge declaration) and pledged (i) on the date of the signature of the pledge agreement, a number of OATs for a minimum amount equal to €5,000 (Five Thousand Euros); (ii) on December 30, 2005, an additional number of OATS for an amount equivalent to the value in euros of 105% of the Initial SBLCs (corresponding to the letters of credit issued under the old credit agreement and

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
assumed and extended by the Bank); and (iii) is required to pledge before each new utilization a number of OATS for an amount equivalent to the value in euros of 105% of the amount of the new utilization.
The bank fees stipulated under the Credit Facility Agreement are as follows:
•	non-use commission: 0.05% per annum as of January 1, 2006, calculated on the unused and un-canceled amount of the credit and payable quarterly when due;

•	Utilization commission: 0.10% per annum as of January 1, 2006, calculated on the basis of the loan outstanding and payable monthly in advance;

•	Other Bank fees:
-	flat fee of USD 400 (USD Four Hundred) for each SBLC issued;
-	flat fee of USD 100 (USD One Hundred) for each change in SBLC;
-	flat fee of USD 100 (USD One Hundred) for each annual extension of SBLC.
The director concerned is Mr. Kessler.
AGREEMENTS APPROVED IN PRIOR FISCAL YEARS AND CONTINUED OR TERMINATED IN 2005.
•	Underwriting agreement entered into with BNP Paribas, Goldman Sachs International and HSBC CCF for the OCEANE bond issue.
The Board of Directors, at its meeting of June 21, 2004, authorized the bond issue approved by the AMF on June 24, 2004 under Number 04-627, through the issuance of bonds convertible and/or exchangeable for new or existing shares (OCEANE) with a nominal unit value of €2 with normal amortization on January 1, 2010.
In the context of this operation, the Board at the same meeting authorized the signature of an underwriting agreement for the placement and subscription of the bonds convertible and/or exchangeable for new or existing shares which was signed on June 24, 2004 by SCOR and the BNP Paribas, Goldman Sachs International and HSBC CCF banks. This agreement specified a placement commission, a success commission and a guarantee commission. The total amount of these commissions is €4,175,000.
The board members concerned are Messrs. Kessler and Borgès.
•	SCOR AUBER Agreement in connection with a real estate acquisition
The Board of Directors, at its meeting held on June 21, 2004, authorized, pursuant to Article L. 225-38 of the French Commercial Code, the signature of a Loan Agreement with SCOR AUBER, dated June 29, 2004, in connection with the acquisition by SCOR AUBER of a real estate asset consisting of a logistics platform on June 30, 2004.
For this purpose, SCOR made available €23,570,000 to SCOR AUBER in the form of a loan at the market rate, knowing that, out of this aggregate amount, €10 million was capitalized by SCOR AUBER following a share capital increase.
The person concerned by this agreement is Mr. Thourot.
•	Acquisition of SOREMA securities and grant by Groupama to SCOR of guarantees relating to SOREMA
It is recalled that the SCOR Board of Directors on May 10, 2001 authorized the signature of a plan for SCOR’s acquisition of the securities of SOREMA S.A. and SOREMA N.A. Under this acquisition, a guarantee of the technical reserves and a guarantee of liabilities were made by Groupama to SCOR for a period of six years.
In the context of the purchase of SOREMA S.A. and SOREMA N.A., Groupama provided two guarantees. Groupama could indemnify SCOR in the event of negative developments concerning significant liabilities related to social security and income taxes or related to the technical reserves for 2000 and the prior year writings, as they will be valued on December 31, 2006.
The amount of the guarantee charged to Groupama in the accounts as of December 31, 2004 amounted to €233.5 million. This amount may be increased or decreased at the end of the guarantee period that expires June 30, 2007.
The Board member concerned by this agreement was Mr. Baligand.
POST-BALANCE SHEET EVENTS
None

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
5.8 Statutory Auditors’ Report on the consolidated financial statements
(Free translation of a French language original)
This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors’ assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.
This report, together with the statutory auditors’ report addressing financial and accounting information in the Chairman’s report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.
To the Shareholders
In compliance with the assignment entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Scor for the year ended December 31, 2005.
The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.
These financial statements have been prepared for the first time in accordance with IFRS as adopted by the European Union. They include comparative information in respect of financial year 2004 restated in accordance with the same standards.
I - Opinion on the consolidated financial statements
We have conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated Group as at December 31, 2005 in accordance with IFRS as adopted by the European Union.
II - Justification of our assessments
In accordance with the requirements of article L. 823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:
☐ As stated in notes 5.7 “Use of estimates” and “Accounting principles and methods specific to reinsurance business”, notes 7, 8 and 11 to the consolidated financial statements, the technical accounts specific to reinsurance are estimated on the basis of reinsurance commitments or on statistical and actuarial bases, particularly in the case of accounts not received from ceding companies, technical reserves, and policy acquisition costs. The methods used to calculate these estimates are described in the notes to the consolidated financial statements.
Our audit work consisted in assessing the data and assumptions on which the estimates are based, especially those used by the internal and external actuaries, and confirmed by the Group actuarial review, reviewing the Company’s calculations, comparing estimated accounts from prior periods with actual outturns, and examining senior management’s procedures for approving these estimates.
Our work enabled us to assess that the data and assumptions used provide a reasonable basis for the estimates made.
☐ Note 5.7 “Business combinations” , “Assessment of certain intangible and tangible assets at fair value” and “Goodwill and Business combinations” , and note 1 to the consolidated financial statements describe the policies and methods used to update estimates of goodwill and the value of life reinsurance portfolios acquired, and corresponding impairment recognized during the year.
Each year, the Company carries out impairment tests of Goodwill and undefined lifetime assets and also estimates the existence of a long term asset loss of value index. The methods used to carry out these impairment tests are described in note 1 to the consolidated financial statements. We have assessed the approaches used in impairment test, the forecasted cash flows and the consistency of the assumptions used. We have verified that the information described in note 1 to the consolidated financial statements is appropriate.
Our work enabled us to assess the consistency of the estimates made with the assumptions of the strategic plan “Moving Forward”.
☐ Notes 5.7 “real estate investments”, “financial assets” and “derivatives instruments” and “hedging instruments” and notes 2, 3, 4, 5, 6 and 9 to the consolidated financial statements describe the policies and methods used to update estimates of investments and derivatives instruments.
We have assessed the approaches used in valuing these assets, described in the notes to the financial statements, and, on the basis of information available at that time, we have conducted tests to verify the application of these methods.
Our work enabled us to assess that the approaches used provide a reasonable basis for the estimates made.

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
☐ Notes 5.7, 15 and 23 to the consolidated financial statements describe the policies and methods used to update valuation of deferred tax assets.
The Company, at closing date, systematically carries out a deferred tax assets impairment test described in note 5.7 “Taxes” to the consolidated financial statements. We have assessed the approaches used in impairment test, the forecasted cash flows and the consistency of the assumptions made. We have verified that the information described in note 5.7 “Taxes” to the consolidated financial statements is appropriate.
Our work enabled us to assess the consistency of the estimates made with the assumptions of the strategic plan “Moving Forward”.
☐ With respect to risks and litigation, we have obtained assurance that the Group’s procedures allow these to be satisfactorily identified, evaluated and reflected in the financial statements.
We have also obtained assurance that possible uncertainties identified in applying this approach are described as appropriate in notes 28 “Exceptional events and litigation” to the consolidated financial statements.
☐ Note 5.7 “Actuarial gains and losses on pension plans” , “Pension liabilities and similar benefits” , and notes 13 and 14 to the consolidated financial statements describe the policies and methods used to update estimates of pension liabilities and similar benefits. These benefits have been estimated by the internal and external actuaries. Our work consisted in assessing the data and assumptions on which the estimates are based, reviewing the Company’s calculations and verifying that the information in note 5.7 “Actuarial gains and losses on pension plans”, “Pension liabilities and similar benefits”, and notes 13 and 14 to the consolidated financial statements are appropriate.
These assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.
III - Specific verification
In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.
Paris, March 24, 2006
Statutory Auditors

ERNST & YOUNG AUDIT	MAZARS & GUERARD
Pierre PLANCHON	Lionel GOTLIB
Jean Luc BARLET

SCOR GROUP	CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS
6 SCOR PARENT COMPANY FINANCIAL STATEMENTS
6.1 SIGNIFICANT EVENTS OF THE YEAR*
Business in 2005 resulted in a profit of €57 million, due in particular to the improvement in technical earnings despite the occurrence of hurricanes in the United States (Katrina, Rita and Wilma) and floods in Europe and in India.
In addition, SCOR carried out the following transactions in 2005:
-	repayment of an amount of €263 million in January 2005 corresponding to the OCEANE loan,
-	increase of US $120 million in the share capital of its subsidiary, SCOR U.S. in January 2005,
-
acquisition in June 2005 of the outstanding stocks of IRP Holdings Limited held by Highfields Investment Funds in the amount of €183 million, which brought the participation of SCOR in IRP Holdings Limited to a total of €351 million.

This equity interest was reduced to €0.8 million at the end of 2005, after IRP Holdings Limited reduced its share capital.
The share capital increase on 30 June 2005 in the net amount of €224 million after expenses, and the considerable improvement in the Group’s earnings and outlook, led the rating agency Standard & Poor’s to raise the rating of SCOR to A- with stable prospects on August 1, 2005.

*	“Significant events of the year” are an integral part of the notes to the parent company financial statements.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
6.2 BALANCE SHEET – (SCOR SA FINANCIAL STATEMENTS)
BALANCE SHEET – ASSETS

in EUR millions		Gross	Depreciation and	2005	2004	2003
		amount	reserves	Net

Intangible assets	Note 3	86	16	70	79	82

Investments	Note 2 & 4	5,596	1,109	4,487	4,479	4,047
Real estate investments		193	19	174	181	162
Investments in affiliates and subsidiaries		2,723	1,086	1,637	1,605	1,698
Other investments		2,467	4	2,463	2,490	1,974
Accounts receivable for cash deposited with other ceding companies		213		213	203	213
Investments representing contracts in units of account	Note 2					—

Share of retrocessionnaires in underwriting reserves	Note 4	432		432	699	790
Reinsurance reserves (Life)
Claims reserve (Life)
Reserves for unearned premiums (Non-Life)		22		22	105	134
Claims reserve (Non-Life)		410		410	594	656
Other underwriting reserves (Non-Life)

Accounts receivable	Note 4	620	10	610	399	584
Accounts receivable from reinsurance transactions		323	10	313	158	362
Other accounts receivable		297		297	241	221

Other assets		322	6	316	214	169
Current property, plant and equipment	Note 3	28	6	22	21	21
Bank accounts and cash		279		279	181	146
Treasury stock		15		15	12	2

Accrued income and deferred charges	Note 4	356		356	405	371
Earned interests and rents not yet matured		23		23	26	32
Deferred acquisition costs – Acceptance (Non-Life)		104		104	102	67
Reinsurance estimates – Acceptance		217		217	269	257
Other accruals and prepaid expenses		12		12	8	15
Repayment premiums for debenture loans		0		0	1	6

Net translation adjustment		0		0	0	0

TOTAL		7,412	1,141	6,271	6,276	6,049

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
BALANCE SHEET – LIABILITIES (SCOR SA CORPORATE FINANCIAL STATEMENTS)

in EUR millions		2005 before	2005 after	2004	2003
		appropriation of	appropriation of
		earnings	earnings

Equity and reserves	Note 5	1,079	1,031	792	88

Common stock		763	763	645	136
Additional paid-in capital		118	118	12	—
Asset revaluation reserves		—	—	—	—
Unavailable reserve		—	—	—	—
Other reserves		14	17	14	13
Capitalization reserve		124	124	121	112
Retained earnings		3	9	—	(173)
Income for the year		57	—	—	—

Other capital base		50	50	50	50

Gross underwriting reserves	Note 4	4,029	4,029	3,774	4,191
Reinsurance reserve (Life)		—	—	—	25
Claims reserves (Life)		—	—	—	5
Unearned premiums reserves (Non-Life)		458	458	430	447
Claims reserves (Non-Life)		3,539	3,539	3,310	3,678
Other underwriting reserves (Non-Life)		—	—	—	—
Equalization reserve (Non-Life)		32	32	34	36
Underwriting reserves for unit-linked contracts		—	—	—	—

Contingency reserves	Note 6	44	44	24	15

Liabilities for cash deposits received from retrocessionnaires	Note 4	52	52	314	294

Other liabilities	Note 4	947	995	1,204	1,073

Liabilities arising from reinsurance transactions		87	87	120	105
Convertible bond issue		208	208	431	265
Debts to credit institutions		14	14	1	1
Negotiable debt securities issued by the company		35	35	35	35
Other loans, deposits and guarantees received.		529	529	519	569
Other liabilities		74	122	98	98
Accrued liabilities	Note 4	48	48	98	157
Deferred commissions received from reinsurers (Non-Life)		2	2	23	19
Estimate of reinsurance -Retrocession		33	33	64	128
Other prepayments and deferred expenses		13	13	11	10
Net translation adjustment		22	22	20	181

TOTAL		6,271	6,271	6,276	6,049

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
     6.3 STATEMENT OF INCOME (SCOR SA CORPORATE FINANCIAL STATEMENTS)

in EUR millions			Net
	Gross	Retroceded	operations
	operations	operations	2005	2004	2003

TECHNICAL ACCOUNT FOR NON-LIFE INSURANCE

Premiums earned	969	(112)	857	575	1,107

Premiums	977	(25)	952	561	698

Changes in unearned premiums	(8)	(87)	(95)	14	409

Gains from allocated investment	17		17	33	(288)

Other technical income	6		6	23	41

Claims expenses	(621)	94	(527)	(409)	(1,136)

Benefits and costs paid	(579)	311	(268)	(639)	(910)

Reserves for claims and claims expense	(42)	(217)	(259)	230	(226)

Expenses for other underwriting reserves					—

Acquisition and administration costs	(250)	3	(248)	(173)	(287)

Acquisition costs	(233)	22	(211)	(202)	(368)

Administration costs	(17)		(17)	(18)	(5)

Commissions received from reinsurers		(19)	(19)	47	86

Other underwriting expenses	(57)		(57)	(53)	(54)

Change in equalization reserve	(4)		(4)	1	(3)

Change in liquidity reserve			—		—

NON-LIFE TECHNICAL INCOME	60	(15)	45	(3)	(620)

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
STATEMENT OF INCOME (SCOR SA CORPORATE FINANCIAL STATEMENTS)

in EUR millions			Net
	Gross	Retroceded	operations
	operations	operations	2005	2004	2003

TECHNICAL ACCOUNT –LIFE

Premiums				-	434

Income from investments				-	3
Investment income					2

Other investment products					-

Profits from investments made					1

Unit-linked policies adjustments (capital gain)				-	-

Other technical income				-	-

Claims expenses				(25)	(482)
Benefits and costs paid				(30)	(604)

Claims reserve expense				5	122

Expenses for Life reinsurance and other underwriting reserves				25	174
Life reinsurance reserves				25	166

Int-linked contract					8

Other underwriting reserves					-

Acquisition and administration costs				-	(154)
Acquisition costs					(153)

Administration costs					(2)

Commissions received from reinsurers					1

Investment expenses				-	(5)
Internal and external investment management costs and interests					(1)
Other investment expenses					(4)

Losses from investments					-

Unit-Linked policies adjustments (capital loss)				-	-

Other underwriting expenses				-	(2)

Variance in liquidity reserve				-	-

LIFE TECHNICAL INCOME (LOSS)	0	0	0	0	(32)

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
STATEMENT OF INCOME (SCOR SA CORPORATE FINANCIAL STATEMENTS)

in EUR millions	2005 net	2004 net	2003 net
	transactions	transactions	transactions

NON-TECHNICAL ACCOUNT

Non-Life technical income (loss)	45	(3)	(620)

Life technical income (loss)	0	0	(32)

Investment gains	300	432	333
Investment income	231	199	210
Other investment gains	30	5	2
Profits from investments made	39	228	121

Investment expenses	(278)	(391)	(667)
Internal and external investment management costs and financial costs	(83)	(85)	(84)
Other investment expenses	(106)	(281)	(538)
Losses from realization of investments	(89)	(25)	(45)

Gains from transferred investments	(17)	(33)	288

Other non-technical gains		-	-

Other non-technical expenses		-	(1)

Extraordinary income	(13)	1	1

Employee profit sharing	(3)	-	-

Income taxes	23	7	1

INCOME FOR THE YEAR	57	13	(697)

NET EARNINGS PER SHARE (in EURO)	0.06	0.02	(5.11)

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
6.4 OFF-BALANCE SHEET ITEMS (SCOR SA CORPORATE FINANCIAL STATEMENTS)

	Linked	Others	2005	2004	2003
in EUR millions	companies

COMMITMENTS RECEIVED Note 15		1,041	1,041	674	1,558

Rate swaps		41	41	43	92
Asset swap (Horizon)		83	83	94	102
Index default swap (Horizon)		83	83	94	102
Forward purchase of exchange		75	75	75	75
Treasury bills					-
Confirmed credits		100	100	-	50
Foreign currency forward purchases		249	249	-	354
Performance bond				-	-
Mortgages				1	1
Leases of financed leased buildings		44	44	52	60
Letters of credit		358	358	268	676
Endorsements and sureties		8	8	47	46

COMMITMENTS GIVEN Note 15	572	2,264	2,836	2,395	4,279

Endorsements, sureties and credit guarantees given	43	303	346	278	669
Endorsements, sureties		9	9	47	48
Letters of credit	43	294	337	231	621

Securities and assets acquired with commitment for resale				-	-

Other commitments on securities, assets or revenues		220	220	217	276
Rate swaps		41	41	43	92
Forward sales of exchange		75	75	75	75
Asset swaps (Horizon)		83	83	94	102
Underwriting commitments		21	21	5	7

Other commitments given	529	1,741	2,270	1,900	3,334
Value of assets pledged with ceding companies	529	951	1,480	1,523	762
Investment securities pledged to financial institutions		328	328	206	854
Equity investments pledged to financial institutions				-	1,189
Real estate mortgages					30
Other guarantees given to financial institutions		155	155	95	96
Contract termination indemnities		1	1	1	1

Foreign currency forward sales		249	249	-	317
Real estate leasing		57	57	75	85

COLLATERAL RECEIVED FROM RETROCESSIONAIRES		22	22	29	34

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
6.5	NOTES TO PARENT COMPANY FINANCIAL STATEMENTS
NOTE 1- ACCOUNTING POLICIES
The financial statements for fiscal 2005 are presented in accordance with the European Directive of December 19, 1991, the French Decree 94-481 of June 8, 1994, and the Decision of June 20, 1994 as amended by the Decision of July 28, 1995, whose application has been extended to include reinsurance companies. The statement of income has been split between technical and other income. In addition to underwriting data, the technical accounts include operating expenses and income from investments relating to reinsurance activities. Income from invested shareholders’ equity is recorded in non-technical account.
1.1 – Intangible assets
Intangible assets consist of business assets that are not subject to depreciation and software acquired or created by the company, fixed and amortized over a period of between 1 to 5 years.
1.2 – Investment assets
Investment assets are recorded at purchase cost, net of expenses, with the exception of fixed-income securities. Valuation of investments is carried out in keeping with the category of the assets and the length of time over which they are held.
          1.2.1 – Real estate assets
Real estate assets are buildings held for rental, which are intended to be kept in the Company’s possession, and whose reference value for the purpose of evaluation is their yield value based on future rental income.
As from January 1, 2005, SCOR has applied the components-based accounting method, in accordance with the new accounting rules issued in Regulation 2002-10 adopted on December 12, 2002 by the Committee of Accounting Regulations (CRC).
Buildings are entered at their historic cost, amortized with a value which breaks down into several components:
- acquisition (or development) costs, rights and fees amortized over the average amortization period of the technical components.
- land, not amortized
- four technical components:
•	the structure, or main work amortized over 30 to 80 years according to the type of construction
•	wind and water tightness, amortized over 30 years
•	technical installations, amortized over 20 years,
•	fixtures and furnishing, amortized over 10 to 15 years, according to their category
The relative weight of each technical component and its amortization period are set in a grid of components, distinguishing eight types of construction. This grid was established based on the Group’s experience and the grids proposed by the professional bodies.
Impairment reserves are systematically recognized in so far as the reference value shows a discount in relation to the net book value (excluding acquisition rights and costs). In the case of buildings held for sale, the likely sale value is recorded.
Reserves for major maintenance or repairs:
Since the entry into force of regulations CRC 2002-10 and CRC 04-15, the provision for major repairs covers only second-category expenses, i.e. expenses covered by multi-year major maintenance or inspection programs intended to verify the correct operating condition of the facilities and to provide maintenance without extending the useful life. As this possibility is left to the assessment of the company and SCOR does not implement a detailed multi-annual program for such works (primarily because a large portion of the cost of such works is paid by tenants), it does not recognize a provision for major maintenance or repairs.
In this context, SCOR does not record a provision for major maintenance or repairs.
Impact of the change in the components-based accounting method and variances in fiscal 2005

	Valuation by the former	Valuation by the
in EUR millions	method	components method

Net book value 01/01/2005 *	98	101

Net book value 01/01/2005 excluding Velizy building sold in 2005	93	94

Depreciations and allowances in 2005	(2)	(3)

Net book value 12/31/2005	91	91

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
*The impact of the change in accounting method at the beginning of the year was recognized as a net position (retained earnings) €3 million.
1.22 – Equity interests
The reference value of equity interests corresponds to their fair value, which depends on the utility of the investment to the company, its share price, share capital and reserves after revaluation, profits and future prospects.
For active reinsurance companies, the reference value corresponds to the net consolidated situation, excluding goodwill and before cancellation of shares, increased by unrealized capital gains and by the embedded value of their Life and Non-Life reinsurance book, net of tax. It does not include the value of future writings.
At each closing, if the reference value of any fixed income security, thus calculated, is inferior to its purchase value, an analysis is conducted in order to determine if it is necessary to impair this security. The hypotheses and conclusions of this analysis conducted on December 31, 2004, are detailed in paragraph 2.1.
For real estate and financial companies, the reference value corresponds to the share in net assets, plus unrealized capital gains net of tax. A valuation allowance is recorded on a line-by-line basis where the cost price is greater than the reference value.
1.23 – Stocks and other variable revenue securities
Stocks and other variable revenue securities are registered at their cost price, net of fees.
The sale value on the balance sheet date is determined according to Article R.332-20 of the Insurance Code, and corresponds, for listed securities, to the share price on the day of the inventory and for unlisted securities, their market value determined according to the net position.
As stipulated in the Notice issued on December 18, 2002 by the Emergency Committee of the French National Accounting Commission, an allowance for long-lived impairment is recognized in income, on a line-by-line basis, when the sale price shows a discount of more than 20% of purchase cost over a period of more than 6 consecutive months.
1.24 – Bonds and other fixed revenue shares
Bonds and other fixed revenue shares are recorded at their cost price excluding accrued coupons The difference between the cost price and the redemption value is compared to the income for the outstanding period until the redemption date according to a yield-to-maturity method, pursuant to the provisions of Article R.332-19 of the French Insurance Code.
No impairment allowance is recognized for the possible capital losses resulting from the comparison between the net book value, diminished or increased by the amortization of the differences resulting from the redemption and the sale value. An impairment allowance is only recorded in case of debtor default.
The realized capital gain or loss is assigned to the capitalization reserve.
1.2.5 – Other assets
A reserve for impairment of loans or other accounts receivable due in more than one year is recorded if their fair value is less than their acquisition cost.
1.2.6 – Liquidity risk reserve
A liquidity risk reserve is recorded for the possible need to liquidate assets in order to make immediate payment on major claims. This reserve is classified as a technical reserve and is made when the total net book value of assets, excluding bonds and other fixed revenue securities (investments measured according to article R. 332-19 of the Insurance Code), exceeds their sale value. The latter corresponds to the share price for listed securities, the market price for securities not listed and the appraisal value for real estate.
The modifications brought up by the CNC in their Notice of January 21, 2004 do not apply to the Company.
The calculations carried out lead to the conclusion that no reserve was recognized in the financial statements for 2003, 2004 and 2005.
1.3 – Current property, plant and equipment
Items under this heading are carried at cost.
Equipment, furniture and fixtures are depreciated on a straight-line or accelerated basis depending on their estimated useful lives:

SCOR	PARENT COMPANY FINANCIALS STATEMENTS

- equipment, furniture		5 - 10 years
- installations		10 years
- vehicles	4 - 5 years
Deposits and security deposits are mainly constituted as security for rents.
1.4 – Accounts receivable
Claims from reinsurance transactions and claims from several debtors are written down if there is a risk that they cannot be recovered.
1.5 – Financial borrowings
Issuance expenses on different loans and the redemption premium on the Senior bond are amortized over the duration of the respective loans.
1.6 – Recording of reinsurance operations
Acceptances:
Accepted reinsurance is recorded at receipt of the accounts transmitted by the ceding company.
Pursuant to the provisions of Article R.332-18 of the Insurance Code, accounts not received from the ceding companies on the balance sheet date are estimated, in order to record the position of reinsurance commitments made by SCOR in the financial statements as accurately as possible. This method concerns the majority of the contracts signed during the fiscal year, and even the previous year.
Estimates of premiums and commissions not received from ceding companies on the closing date are recorded in the income statement with a regularization account entitled “ Estimates of reinsurance acceptance as counter entry.
Overall, the premiums booked in the fiscal year (premiums shown in the accounts received from ceding companies and estimated premiums) correspond to the estimated premium expected at the time of writing the policy.
Estimated claims expenses are posted directly under claims reserves.
Retrocessions:
The retroceded portion of accepted reinsurance, determined according to treaties, is recorded on a separate line from accepted operations.
The share of retrocessionaires in estimates of premiums and commissions accepted is shown in the regularization account under liabilities in the balance sheet, entitled “Estimates of reinsurance retrocessions”.
Cash deposits received from retrocessionnaires are posted under liabilities in the balance sheet.
Securities remitted as collateral by reinsurers to guarantee their commitment are valued at their market value on the date of closing and are recognized as off-balance sheet items.
1.7 – Technical reserves
An unearned premium reserve is calculated, either pro rata temporis contract by contract, or using a statistical method when this yields a result close to that obtained via the contract-by-contract method.
SCOR determines the amount of claims reserve at the end of the accounting period, at a level that allows hedging of the estimated amount of its own commitments and the claims management costs for reported and unreported claims (net of estimates of recovery and subrogation. These reserves, which pertain to all claims, reported or yet to be reported, are evaluated on the basis of their ultimate cost undiscounted. Claims expense is estimated at the policy’s expiration in the light of statistical experience for similar policies.
Claims reserves, including estimated claims paid are calculated in light of expected earnings and supplement the information communicated by assigning companies.
1.8 – Transactions conducted in foreign currencies
Pursuant to the provisions of Article R. 341-7 of the Insurance Code, foreign exchange operations performed by the company are entered in their original currency.
For preparing the financial statements, balance sheet items are converted into euros at the last-known exchange rate at year-end.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
Differences on completed transactions are recognized in income. For open positions, conversion differences are recorded as conversion adjustments under either assets or liabilities.
An allowance for currency risk is recorded for translation adjustments under either assets or liabilities.
ANALYSIS OF MAIN BALANCE SHEET ITEMS
NOTE 2 – INVESTMENTS
2.1 – Changes in investment portfolio items

GROSS VALUE	Gross value at	Acquisition/	Disposals and	Gross value at
in EUR millions	start of fiscal year	creations	decommissionings	end of fiscal year

Land	33	10	1	42
Construction	85	4	24	65
Shares and advances to real estate companies	2			2
Shares and advances to unlisted SCIs	83	9	8	84
Investment securities	2,388	277	362	2,303
Ceding companies deposited cash (subsidiaries and affiliates)	24	115		139
Loans (subsidiaries and affiliates)	191	90		281
Other investments	2,511	4,354	4,398	2,467
Other ceding companies deposited cash	203	10		213

TOTAL	5,520	4,869	4,793	5,596

DEPRECIATION AND ALLOWANCES	Depreciation/	Allocations of	Recoveries/	Depreciations/
	allowances at	fiscal year	depreciations/	allowances at
	beginning of		allowances	the end of
in EUR millions	fiscal year			fiscal year

Land		2		2
Construction	19	4	8	15
Shares and advances to real estate companies	3			3
Investment securities	998	24	9	1,013
Loans (subsidiaries and affiliates)		72		72
Other investments	21		17	4

TOTAL	1,041	102	34	1,109
Investment securities:
Annual movements in investment securities mainly concern the repurchase of minority holdings of IRP Holdings Limited (€183 million) followed by a share capital reduction (€350 million), and a share capital increase of SCOR U.S. (US$ 120 million, or €101 million).
Supplementary loans were granted in 2005 to CRP subsidiaries (USD 38 million, or €32 million) and SCOR VIE (€30 million).
Reserves on equity investments are broken down as follows, on December 31, 2005 (in EUR millions):

SCOR U.S.	585
CRP	358
SCOR Italy	52
SCOR Germany	13
Others	5
The allowances for fiscal 2005 (€24 million) mainly concern the securities of SCOR Italy (€9 million) and SCOR Germany (€13 million).
➢	SCOR U.S. securities were valued according to the following methodology and hypotheses:
Specifically, the valuation of the enterprise value carried out using several methods (Net asset value (NAV) per share, Discounted cash flow), led to the valuation of the net book value.
For the Discounted Cash Flow method, the valuations were based on projections retained in the SCOR Moving Forward plan with a type A rating, for the Group and its subsidiaries, for estimating the volume of premiums underwritten for 2006 and beyond.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS

Furthermore, the following hypotheses were used in the valuation of SCOR U.S.:
•	Repayment of part of excess capital base over 8 years, Erosion of deficits that can be carried forward over 25 years,
•	DCF Method: Use of a WACC of 10%, less 3% return on share capital and a growth rate to infinity of 1%
➢	CRP securities are funded at 100% and loans to the level of the net negative position that is €72 million.
➢	The securities of SCOR Italy and SCOR Germany were valued as follows:
•	For the valuation of subsidiaries (Net Asset Value method), the financial statements at December 31, 2005 were retained, increased by the cancelled equalization reserve, unrealized capital gains on securities and a discount on technical reserves.
➢	Analysis conducted on other equity investments did not entail any other impairment.
2.2 – Schedule of investments

in EUR millions	Gross value	Net value	Realization
			value

1 – Real estate investments and real estate investments in process	193	173	195
- OCDE	193	173	195
- excluding OCDE
2 - Stocks and other variable-income securities other than mutual fund shares	2,801	1,786	2,587
- OCDE	2,391	1,737	2,453
- excluding OCDE	410	49	134
3 - Mutual fund shares (other than those in 4)	164	164	178
- OCDE	164	164	178
- excluding OCDE
4 - Mutual fund shares exclusively invested in fixed-income securities	205	205	208
- OCDE	205	205	208
- excluding OCDE
5 - Bonds and other fixed-income securities	1,592	1,581	1,574
- OCDE	1,584	1,573	1,566
- excluding OCDE	8	8	8
6 - Mortgage loans
7 - Other loans and similar bills	289	216	216
- OCDE	177	104	104
- excluding OCDE	112	112	112
8 - Deposits with ceding companies	352	352	352
- OCDE	352	352	352
- excluding OCDE
9 - Cash deposits (other than those in 8) and security deposits
10 - Assets representative of unit-linked policies
- OCDE
- excluding OCDE
- Amortization premium/discount		11
11 - Total of lines 1 to 10 including	5,596	4,487	5,310

- investments valued according to Article R.332-19	1, 540	1, 539	1, 521
- investments valued according to Article R.332-20	4, 056	2, 948	3, 789
- investments valued according to Article R.332-5

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
2.3 – Subsidiaries and affiliates
On December 31, 2005, loans and advances granted by SCOR to its subsidiaries reached €281 million (€191 million as of December 31, 2004) and the loans contracted by SCOR from its subsidiaries totaled €80 million (€78 million as of December 31, 2004). For 2005, SCOR recognized EURO 11.5 million in financial income on loans and EURO 1.9 million in interest on borrowings.

Name					Gross			Receivables	Securities
		Share		(MO)	book	Net book	Loans	from	and (2)	Premium	Net	Dividends
	Currency	capital	Reserves	share	value	value	and advances	issuers	guarantees	Income	income	received
(Amounts in millions)	(MO)	(MO)	(MO)	of	(€)	(€)	(€)	(€)	given(€)	(MO)	(MO)	(€)

Subsidiary businesses

SCOR VIE (France)	EUR	250	134	100.00	370	370	30	52	-	1,115	42	10
1, avenue du Général de Gaulle, 92800 Puteaux

FERGASCOR (France)	EUR	38	49	100.00	85	85	-	-	-	-	1	-
1, avenue du Général de Gaulle, 92800 Puteaux

Immobilière Sébastopol (France) (2)	EUR	22	(2)	100.00	22	22	-	-	-	-	1	-
1, avenue du Général de Gaulle, 92800 Puteaux

- SCOR Italia Riassicurazioni S.p.A (Italy)	EUR	16	32	100.00	136	84	-	39	-	75	7	-
Via della Moscova, 3 – 20121 Milan

SCOR UK Group Ltd (Great Britain)	GBP	33	1	100.00	44	44	-	-	-	-	0	15
LUC, 3 Minster Court, Mincing Lane, UG Floor, London

SCOR Reinsurance Asia-Pacific (Singapore);	USD	49	47	100.00	48	48	-	1	-	67	3	-
143 Cecil Street, HEX 20-01, GB Building, Singapore 069542

- Commercial Risk Partners (Bermuda)	USD	1	(9)	100.00	358	0	112	1	49	-	(57)	-
The waterfront, 96 Pittsbay road, PO Box HM 440, Hamilton

- SCOR Deutschland (Germany)	EUR	26	44	100.00	140	127	-	-	-	109	6	-
Seehorststrasse 3, 30175 Hanover

SCOR US Corp. (United States)	USD	-	713	100.00	1,057	472	133	136	523	191	(21)	-
199 Water Street, suite 2001 New York, NY 10038-3526, USA

SCOR Canada Reinsurance (Canada)	CAD	50	90	100.00	39	39	-	-	-	98	16	-
BCE Place, 161 Bay Street, Toronto, Ontario M5J 2S1

SCOR Auber (France)	EUR	10	4	100.00	28	28	11	-	-	-	1	-
1, avenue du Général de Gaulle, 92800 Puteaux

Immoscor (France) (2)	EUR	8	-	100.00	8	8	1	-	-	-	1	-
1, avenue du Général de Gaulle, 92800 Puteaux

IRP Holdings Limited (Ireland);	EUR	1	-	100.00	1	1	-	50	-	-	12	90
Unit 12, Beacon Court, 2nd Floor, Sandyford, Dublin 18

Euroscor (Luxembourg)(3)	EUR	3	-	100.00	3	3	-	-	-	-	-	-
2 rue du Fort Wallis – L1012 Luxembourg

TOTAL A					2,339	1,331	286	279	572	-	-	118

B – Affiliated businesses

1. Detailed information about investments (+ than 10% of the share capital held directly or + than 50% in non insurance/ reinsurance activities)

ASEFA (Spain) (3)	EUR	10	6	39.97	6	6	-	-	-	137	7	1
Orense 58, 28020 Madrid

SCOR Gestion Financière (France)	EUR	4	1	100.00	6	6	-	-	-	-	-	-
1 avenue du Général de Gaule, 92800 Puteaux

SCOR	PARENT COMPANY FINANCIALS STATEMENTS

Name					Gross			Receivables	Securities
		Share		(MO)	book	Net book	Loans	from	and (2)	Premium	Net	Dividends
	Currency	capital	Reserves	share	value	value	and advances	issuers	guarantees	Income	income	received
(Amounts in millions)	(MO)	(MO)	(MO)	of	(€)	(€)	(€)	(€)	given(€)	(MO)	(MO)	(€)

Assedile (Italy)(3)	EUR	13	7	10.00	4	3	-	-	-	44	1	-
Via de Togni 2, 20123 Milan

2. General information about other subsidiaries and equity interests

In French companies						2	0		12	2
In non-French companies						4	3		-	87

TOTAL B						22	18		12	89		1

GENERAL TOTAL						2,361	1,349	2	98	368		119

(1)	SCOR guarantees fully, without limitation on amounts, the technical commitments of its subsidiaries, particularly their obligations for the payment of claims

(2)	SCOR as the parent company is indefinitely liable for the SCI and SNC they hold (Immoscor, Sébastopol)

(3)	Data on the basis of the 2004 financial statements

NOTE 3 – TANGIBLE AND INTANGIBLE ASSETS

in EUR millions	Gross values	Acquisitions/	Disposals and	Gross values
	at beginning of	creations	decommissionings	at end of
	fiscal year			fiscal year

GROSS VALUES

Intangible assets	86			86

Goodwill	70			70

Set-up costs	15			15

Other intangible assets	2			2

Tangible assets	26	1		27

Deposits and security bonds	17			17

Equipment, furniture, fittings and fixtures	9	1		10

DEPRECIATION AND ALLOWANCES	12	10		22

Other intangible assets (excluding goodwill)	7	9		16

Equipment, furniture, fittings and fixtures	5	1		6

A value of €70 million for goodwill was entered in the accounts at the merger of SCOR and SOREMA S.A. in 2001.
A total of €15 million was recognized as set-up costs connected with the share capital increase on December 31, 2002 and was totally amortized at the end of 2005.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
NOTE 4 – TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

		2004				2005
in EUR millions	Subsidiaries	Affiliates	Others	Total	Subsidiaries	Affiliates	Others	Total

HOLDINGS AND ACCOUNTS RECEIVABLE (Gross)

Investments	2,633	47	2,840	5,520	2,752	47	2,797	5,596
. Real estate	75	1	127	203	75	1	117	193
. Shares other than variable revenue securities and bonds	2,365	24	2,504	4,893	2,288	15	2,459	4,762
. Loans	191		6	197	281		8	289
. Cash deposits with ceding companies	2	22	203	227	108	31	213	352

Share reinsurance technical reserves	319		380	699	14		418	432

Accounts receivable	34	3	371	408	225	4	391	620
. Accounts receivable from reinsurance transactions	3	3	161	167	146	4	173	323
. Other accounts receivable	31		210	241	79		218	297

Accrued income and deferred charges	(16)	39	382	405	(71)	56	371	356

. Deferred acquisition costs	5	22	75	102	7	31	66	104
. Other reinsurance acceptance operations	(21)	17	273	269	(79)	25	271	217
. Other accruals and prepaid expenses			34	34	1		34	35

LIABILITIES

Gross underwriting reserves	868	77	2,829	3,774	1,018	103	2,908	4,029

Liabilities for cash deposits	254		60	314			52	52

Other liabilities	150		1,054	1,204	92		903	995

. Liabilities arising from reinsurance operations	72		48	120	12		76	88
. Financial liabilities	78		908	986	80		705	785
. Other creditors			98	98			122	122

Accrued liabilities	70		28	98			48	48
. Deferred retrocession, acquisition costs	19		4	23			2	2
Other retrocession reinsurance transactions,	51		13	64			33	33
Other accruals			11	11			13	13

Liabilities other than financial borrowings and accounts receivable mature in less than one year. Long-term financial liabilities consist of an OCEANE loan for €200 million, the characteristics of which are described in the chapter entitled “Information concerning the Company’s share capital,” a perpetual loan of €50 million, two subordinate loans of US$ 100 million et €100 million and a five-year senior debt of €200 million.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
NOTE 5 – SHAREHOLDERS’ EQUITY
The common stock at December 31, 2005 consisted of 968,769,070 shares and amounted to €763,096,714.

in EUR millions	2004 shareholders’	Movements for the year	2005 shareholders’ equity
	capital after		before appropriation
	appropriation

Share capital	645	118	763
Additional paid-in capital	12	106	118
Re-valuation reserves	—	—	—
Other reserves	14		14
Capitalization reserves	121	3	124
Retained earnings		3	3
Net income		57	57
TOTAL	792	287	1,079

–	The profit for fiscal 2004, €12.7 million, increased by a share premium writeback of €13.7 million, was appropriated as follows: €0.6 million to the statutory reserve; €1.4 million as retained earnings; and the balance of €24.4 million paid in dividends.

–	The share capital increase of January 7, 2005 in the amount of €233 million was allocated as follows: €118 million to common stock and the balance of €115 million, as well as expenses for this increase (-€9 million) to the share premium.
NOTE 6 – CONTINGENCY RESERVES
The contingency reserves amounted to €44 million, of which:
•	€12.5 million for stock-option plans,
•	€18.3 million in reserves for benefits (retirement allowances, severance pay, supplementary retirement and long-service awards),
•	€10.5 million in restructuring reserves in the framework of the Employment Safeguard Plan,
•	€1.3 million in reserves for contingencies and currency exchange losses,
•	€0.8 million in reserves for taxes
Notice 2004-05 of March 25, 2004 from the CNC requires the recognition of a provision for service awards as of fiscal year 2004: The valuation of this provision amounted to €3.2 million at the end of 2005.
The total amount paid or set aside by the Company for the departures of SCOR directors in 2005 was €3,979,558.
Note 7 – Assets – Liabilities by currency

Currency	Assets	Liabilities	Surplus	Surplus
in EUR millions	2005	2005	2005	2004

Euro	4,235	4,215	20	177
Pound sterling	105	95	10	(6)
Swiss franc	40	23	17	6
Japanese yen	4	11	(7)	(15)
Australian dollar	3	25	(22)	(2)
Canadian dollar	67	41	26	18
US dollar	1,602	1,417	185	41
Norwegian crown	24	19	5	(20)
Danish crown	5	30	(25)	(18)
Swedish crown	6	20	(14)	(20)
Other currencies	180	375	(195)	(161)

Total	6,271	6,271	0	0

ANALYSIS OF THE MAIN INCOME STATEMENT ITEMS
NOTE 8 – ANALYSIS OF GROSS PREMIUMS BY GEOGRAPHIC AREA (RISK COUNTRY)

in EUR millions	2004	2005

France	176	180
Europe except France	367	409
North America	42	94
South America	37	45
Far East	50	99
Rest of the world	129	150

TOTAL	801	977

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
NOTE 9 – ANALYSIS OF INVESTMENT INCOME AND EXPENSES BY KIND

in EUR millions	2004			2005

	Subsidiaries	Others	Total	Subsidiaries	Others	Total

Revenues from securities	83	58	141	118	56	174
Revenues from real estate investments	12	19	31	1	19	20
Revenues from other investments	8	18	26	21	15	36
Other gains		195	195		36	36
Profits from realization		42	42		50	50

Total investment income	103	332	435	140	176	316

Management costs and financial costs	9	49	58	2	50	52
Other investment expenses	260	33	293	94	34	128
Losses on realization		12	12	52	31	83

Total investment expenses	269	94	363	148	115	263

The income (or loss) from operations on financial instruments (rate swaps, exchange options) is recognized in investment income for a net amount of — €2 million en 2005 against — €4 million en 2004. Furthermore, currency exchange operations resulted in a loss of — €12 million in 2005 versus a profit of €181 million in 2004.
Dividends received from subsidiaries amounted to €118 million, €90 million of which came from IRP Holdings Limited, whose share capital reduction generated a disposal capital loss of € 52 million.
An additional depreciation on investment securities of €22 million was recognized for SCOR Italia (€ 9 million) and SCOR Deutschland (€ 13 million).
The CRP loans were written down to the level of the subsidiary’s net negative position, i.e., € 72 million.
NOTE 10 – ANALYSIS OF OPERATING EXPENSES BY KIND

in EUR millions	2004	2005

Salaries	27	27
Retirement pensions	4	4
Benefits	8	9
Others	5	5

Total personnel expenses	44	45

Other general expenses	69	71

Total general expenses by kind	113	116

Work force

Executives	325	331
Employees/ Supervisors	131	119

Total current workforce	456	450

The cumulative remuneration paid in 2005 to SCOR directors amounted to €3,639,008.
NOTE 11 – ANALYSIS OF INCOME TAX
SCOR Group is a tax-consolidated group, with SCOR as its leading company, and SCOR VIE, SGF, FERGASCOR, Eurofinimo, Finimofrance, SCOR Auber, Navi Partenaires and Société Putéolienne de Participations as its subsidiaries. Under the tax agreement, SCOR benefits from the deficits of its subsidiaries, and tax benefits are transferred back to the individual subsidiary concerned, if that company becomes profitable again at some future date.
Tax deficits and long-term capital losses accumulated by the French-consolidated Group reached €963 million et €893 million respectively, on December 31, 2005.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
NOTE 12 – STOCK OPTIONS

Plan	Date of	Date of	Date options	Expiry	Number of	Number of	Number	Of which	Subscription	Number of	Number	Number of
	General	Board of	made available	Date of	beneficiaries	options	of which,	the first	or purchase	shares	of options	options
	Meeting	Directors		Plans		granted	to Group	ten	price in €	bought or	cancelled	outstanding
		meeting					Directors	granted to		subscribed	during	at
								employees			period	31/12/2005*
1992	24/06/1992	28/09/1992	Closed	Closed	76	318,800	42,000	54,000		—	—	—
1994	09/05/1994	09/05/1994	Closed	Closed	104	429,000	59,000	64,000		—	—	—
1995	09/05/1995	15/05/1995	Closed	Closed	99	430,000	82,000	68,000		—	192,782	—
1996	13/05/1996	05/09/1996	5 sept. 1997 (30%)	04/09/2006	122	480,000	83,000	70,000	11,7	—	42,096	661,689
			5 sept. 1998 (30%)
			5 sept. 1999 (30%)
1997	12/05/1997	04/09/1997	4 sept. 2002	03/09/2007	113	481,500	112,000	72,000	15,03		59,429	806,014
1998	12/05/1998	03/09/1998	4 sept. 2003	03/09/2008	134	498,000	130,000	71,500	22,72		76,764	860,496
1999	06/05/1999	02/09/1999	3 sept. 2004	02/09/2009	145	498,500	130,000	71,000	18,58		86,667	817,168
2000	06/05/1999	04/05/2000	05-mai-04	03/05/2010	1,116	111,600	600	1,000	19,39		25,647	161,601
2000	06/05/1999	31/08/2000	1 sept. 2005	30/08/2010	137	406,500	110,000	63,000	18,17		86,420	675,049
2001	19/04/2001	04/09/2001	4 sept.2005	02/10/2011	162	560,000	150,000	77,000	19,39		137,430	1,000,418
2001	19/04/2001	03/10/2001	4 oct.2005	02/10/2011	1,330	262,000	1,200	2,000	13,73		60,137	385,175
		Totals				4,475,900	899,800	613,500
		Totals recalculated after the increase of share capital of December 31, 2002				11,088,489	2,229,143	1,519,870
2003	04/18/2002	02/28//2003	Feb. 28 2007	02/27/2013	65	1,435,688	655,233	247,532	2,86	—	104,840	1,170,713
2003	04/18/2002	06/03//2003	June-03 - 07	06/02/2013	1,161	2,266,927	420,441	177,787	3,94	—	2,026,386	1,628,777
		Attributions sous condition de ROE non réalisées (1)				2,266,929	420,441	177,787
		Tataux
		Totals recalculated after the increase of share capital of January 7, 2004				17,058,033	3,725,259	2,122,975
2004	05/18/2004	Aug 25	Aug -26-08	08/25/2014	171	5,990,000	1,335,000	920,000	1,14	—	450,000	5,540,000
2005	05/31//2005	Aug 31	Sept..-16- 2009	09/16/2015	219	7,260,000	1,650,000	1,420,000	1,66	—	255,000	7,005,000
		Totals as at December 31, 2005				30,308,033	6,710,259	4,462,975			3,603,598	20,712,100

(1)	Half of the options granted in June 2003 were subject to the condition of the realization of a return on the Group’s capital base of above 10% for fiscal 2003 and 12% for fiscal 2004. As those conditions were not met, the options were cancelled.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
Following the share capital increase on December 31, 2002, the Company has adjusted the price of the shares covered by granted options and the number of shares under option, pursuant to Articles L225-181 of the French Commercial Code and of D174-8 of the March 23, 1967 Decree.
The price of shares under option, as set prior to this operation, has been reduced by an amount equal to the product of this price multiplied by the ratio between a) the value of the preferential subscription right and b) the value of the share prior to removal of this right, i.e.:
Former offer price * value of the preferential share right (average of listed prices during the subscription period)

Value of the share after clipping of the share right (average of the initial prices listed during the subscription period) + value of the preferential share right
Because the initial value of the option is supposed to remain constant, the new number of shares eligible for subscription is equal to the initial value of the option divided by the new offer price, i.e.:
    Initial number of options * former offer price
New offer price as defined above
These calculations have been performed individually and by plan, and rounded up to the nearest unit.
The same calculations have been applied after the share capital increase of January 7, 2004.
The table below summarizes the status of the various option plans for 2005:

Status on December 31, 2005
	Exercise price	Balance of exercisable	Number of cancelled	Balance of
	(in €)	options at end of 2004	rights in 2005	exercisable options
				end 2005
1995	6.59	192,782	192,782	—

1996	11.7	703,785	42,096	661,689

1997	15.03	865,443	59,429	806,014

1998	22.72	937,260	76,764	860,496

1999	18.58	903,835	86,667	817,168

2000	19.39	187,248	25,647	161,601

2000	18.17	761,469	86,420	675,049

2001	19.39	1,137,848	137,430	1,000,418

2001	13.73	445,312	60,137	385,175

2003	2.86	1,275,553	104,840	1,170,713

2003	3.94	3,655,163	2,026,386	1,628,777

2004	1.14	5,990,000	450,000	5,540,000

2005 (1)	1.66	—	—	7,005,000

Total		17,055,698	3,410,816	20,712,100

(1)	out of the 7,260,000 options granted in 2005, 255,000 were cancelled due to the departure of certain beneficiaries
The option plans for the years 1995 to 1997, 2003 and 2005 are share subscription plans giving rise to an increase in the share capital. The other plans provide for the purchase of existing shares.
There are no stock option plans providing for the purchase of or subscription to shares in Group subsidiaries.
NOTE 13 – EMPLOYEE SHARE-OWNERSHIP PLANS
13.1 – Employee profit-sharing and incentive plan agreements
Under these agreements, employees of SCOR and certain subsidiaries are entitled to invest the amounts due to them under the profit-sharing and incentive plans in a closed-end investment fund entirely invested in SCOR stock.

In EUR thousands	1999	2000	2001	2002	2003	2004

Amount distributed under the profit-sharing plan	1,271	7,479	4,053	0	0	439
Amount distributed under the collective incentive plan	0	3,029	0	0	0	1,688

An estimate of the employees’ 2005 collective incentive and profit-sharing plans was recognized in the accounts for €2,404,000 and €3,723,000, respectively.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
13.2 – Amount paid into corporate employee savings plan:

in EUR thousands	2000	2001	2002	2003	2004	2005

Collective incentive plan *	0	2 008	0	0	0	822
Profit sharing *	489	1 360	627	0	0	60

Voluntary payments	970	266	713	208	264	144
Total payments	1,459	3,634	1,340	208	264	1,026
Increase	699	1,289	667	181	313	584

*	for the previous fiscal year
NOTE 14 – SUMMARY OF INCOME (LOSS) OVER LAST FIVE YEARS

YEARLY INDICATIONS	2001	2002	2003	2004	2005

FINANCIAL POSITION (in EUR millions)
Share capital	157	520	136	645	763
Number of shares issued	41,244,216	136,544 845	136,544 845	819,269 070	968,769 070
OPERATIONS AND INCOME
Premium income before taxes
Gross premiums written	2,522	2,834	1,584	801	977
Investment income	360	387	350	435	316
Income before taxes, depreciation and non-technical reserves	(210)	(552)	(123)	304	146
Tax on profits	0.4	(10)	0	4	23
Income after taxes, depreciation and reserves	(233)	(784)	(697)	13	57
Amount of benefits distributed	11	—	—	—	24
EARNINGS PER SHARE (in €)
Net earnings before depreciation and non-technical reserves	(5.09)	(3.97)	(0.90)	0.38	0.19
Earnings after taxes, depreciation and reserves	(5.65)	(5.74)	(5.11)	0.02	0.06
Net dividend allocated per share	0.30	—	—		0.03
PERSONNEL
Workforce	686	653	504	456	450
Payroll amount	41	36	32	27	27
Sums spent for social security expenses and benefits	18	17	15	12	13

NOTE 15 – ANALYSIS OF COMMITMENTS GIVEN AND RECEIVED

in EUR millions	Commitments received			Commitments given
	2003	2004	2005	2003	2004	2005

Ordinary business operations ( note 15.1)	1,354	486	875	4,177	2,301	2,753

Financial instruments ( note 15.1.1)	521	119	365	484	119	365
Confirmed credits, letters of credit and guarantees given (note 15.1.2)	726	268	458	2,791	531	820
Other commitments given and received (note 15.1.3)	107	99	52	902	1,651	1,568

Hybrid transactions (note 15.2)	204	188	166	102	94	83

Total	1,558	674	1,041	4,279	2,395	2,836

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
15.1 COMMITMENTS RECEIVED AND GIVEN IN THE ORDINARY BUSINESS OPERATIONS
15.1.1 — Financial instruments given and received
The use and recording of hedges complies with the French General Statement of Accounting Principles (“Plan Comptable Général”) of 1982 and French Decree N° 2002-970 dated July 4, 2002, relating to the use of hedges by French insurance companies.
Such hedges may consist of foreign rate and currency swaps, caps and floors, currency futures contracts, together with puts and calls on equities and fixed-income securities.
Income and losses in the form of interest or premiums are recorded pro rata temporis over the lifetime of the contracts. Commitments given and received recorded at closing date reflect the nominal amount of current transactions.

in EUR millions	Commitments received			Commitments given
	2003	2004	2005	2003	2004	2005

Rate swaps	92	44	41	92	44	41
Caps and floors	75	75	75	75	75	75
Currency futures purchases/sales	354	0	249	317	0	249

Total	521	119	365	484	119	365

15.1.2 — Confirmed credits, letters of credit and guarantees received and given

in EUR millions	Commitments received			Commitments given
	2003	2004	2005	2003	2004	2005

Confirmed credits	50	—	100	—	—	—
Letters of credit	676	268	358	621	230	337
Investment securities pledged to financial institutions	—			854	206	328
Investment shares pledged to financial institutions	—			1,189	—	—
Real estate mortgages	—			30	—	—
Other guarantees given to financial institutions	—			97	95	155

Total	726	268	458	2,791	531	820

SCOR has signed an agreement with different financial institutions concerning the granting of letters of credit for EURO 358 million.
15.1.2.1 Letters of credit received
The commitments received for letters of credit in the amount of EURO 358 million correspond to agreements signed with BNP (USD 115 million and EURO 7 million), Deutsche Bank (US$ 180 million) and Natexis (US$ 120 million).
The commitments received from BNP and Deutsche Bank are covered by pledges on OAT securities (€158 million for each bank).
The agreement with Natexis for EURO 101 million primarily concerns our commitments for the claims generated by the World Trade Center disaster, 100% collateralized, i.e. US$ 120 million (other guarantees given).
15.1.2.2 Letters of credit given
In consideration for technical reserves, SCOR has given commitment for letters of credit in the amount of EURO 337 million to the benefit of the ceding companies, to be compared with a total of EURO 358 million in letters of credit received from the banks.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
15.1.3 Other commitments given and received

in EUR millions	Commitments received			Commitments given
	2003	2004	2005	2003	2004	2005

Commercial paper
Performance bond
Mortgages	1	1
Leases for leased buildings	60	52	44
Guarantees and securities	46	46	8	48	47	9
Underwriting commitments				7	5	21
Assets pledged to ceding companies				761	1,523	1,480
Contract termination indemnities				1	1	1
Real estate lease				85	75	57

Total	107	99	52	902	1,651	1,568

Securities pledged with ceding companies in consideration for technical commitments total EURO 1,480 million, including EURO 952 million in assets pledged to ceding companies, and EURO 529 million to subsidiaries (SCOR US EURO 522 million in Trust Funds, CRP EURO 7 million).
The financial building leases (EURO 57 million given versus EURO 44 million received) concern:
-	an office building in Paris (London Budapest). At the end of 2005, the commitment made represented EURO 46 million for a commitment received of EURO 38 million
-	a warehouse in Chilly-Mazarin, with a commitment for EURO 11 million at the end of 2005 with a commitment of EURO 6 million received
The security deposit given to KanAm, owner of the SCOR building, within the framework of the rental contract, was reduced in 2005 because of the rise in the Standard & Poor’s rating to A-, dropping from €46 million to €8 million.
Similarly, the joint surety of HSBC was reduced from €51 million to €9 million.
15-2 Commitments given and received in respect of hybrid transactions

in EUR millions	Commitments received			Commitments given
	2003	2004	2005	2003	2004	2005

Asset SWAP (Horizon)	102	94	83	102	94	83
Index default swap (Horizon)	102	94	83	—		—

Total	204	188	166	102	94	83

In 2002, SCOR placed a EURO 130 million index-linked defeasance vehicle on the financial markets, designed to reduce the Group’s credit reinsurance risk profile. This defeasance vehicle is fully guaranteed by triple A-rated assets.
No facts in connection with the aforementioned commitments given and received have come to our knowledge that may have an adverse impact on cash streams, or on our need for funds. In the best knowledge of the Company, there was, as at December 31, 2005, no other outstanding significant financial commitment requested by a Group entity within the framework of the procedures described above.
NOTE 16 – LITIGATION
-	Beginning in October 2001, various lawsuits were brought and cross claims filed to determine whether the terrorist attack on the World Trade Center (WTC) on September 11, 2001 constituted one or two occurences under the terms of the applicable coverage issued to the lessees of the WTC and others parties. Although SCOR, as a reinsurer, is not a party to such lawsuits, the ceding company Allianz Global Risks U.S. Insurance Company (Allianz), which insured a portion of the WTC, and which is reinsured by SCOR, is a party to the legal action.

The first two phases of the trial were completed in 2004. At the end of the first phase, the court ruled that nine of the twelve insurers involved were bound by the definition of the term “occurence” that as a matter of law has been found to mean that the attack on the WTC constituted one occurence. Allianz did not participate in that first phase, but has participated in the second phase of the trialon December 6, 2004. The New York jury named in the second phase of the litigation determined that the attack on the WTC towers on September 11, 2001 constituted two occurences under the terms of the property insurance coverages issued by Allianz and by eight other insurers of the WTC towers.

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
SCOR, a reinsurer of Allianz, considers the jury verdict to be contrary to the terms of the insurance coverage in force and to the intent of the parties. SCOR fully supported Allianz, in its efforts to overturn the verdict. The jury verdict has been appealed to the U.S. Court of Appeals for the Second Circuit and a decision is expected in 2006.

The verdict in the second phase of the litigation did not determine the amount of damages owed by the insurers. A separate, court-supervised appraisal procedure is in progress to determine the amount owed by the insurers for the damages resulting from the destruction of the WTC towers. The final decision from the appraisal procedure is expected at the end of 2006 or early in 2007.

In the Group’s original calculations of its technical reserves, the WTC attack was treated as one occurrence for purposes of the underlying insurance coverage since the terrorist attack on September 11, 2001 was a single, coordinated occurence. As a result of the jury verdict described above in the second phase of the trial, the Group has increased the reserves based on the initial replacement value established by the ceding company. The gross amount of reserves has accordingly been increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. These amounts did not change significantly in 2005. In addition, the Company issued two letters of credit for a total amount of USD 145,320,000 to Allianz on December 27, 2004, as required by Allianz to guarantee payment to the ceding company if the jury verdict is not reversed by the U.S. Court of Appeals for the Second Circuit or if the appraisal process placed under court supervision in 2005 results in an increase in the amounts to be paid in the future.

Allianz has instituted an arbitration proceeding against the Company in order to clarify the extent of the Company’s obligations under the reinsurance treaty entered into with it. The arbitration proceedings has been stayed by the court responsible for evaluating the damages pending certain events related to the second phase of the lawsuit. The arbitration proceeding has not been reactivated.

-	The Group is also involved in various arbitration proceedings relating to the underwriting business, now in run off, primarily relating to the Bond risk. See Section 6.5 – Notes to the parent company financial statements– Note 16.

-	Certain Highfields Funds—Highfields Capital LTD, Highfields Capital I LP and Highfields Capital II LP (the “Highfields Funds”), as minority shareholders of IRP Holdings Limited, in March 2004 have filed a complaint against SCOR in the District Court of the State of Massachusetts. The complaint alleges raud and violations of Massachusetts law with regard to the acquisition by the Highfields Funds of a stake in IRP Holdings Limited in December 2001. The damages (including punitive damages) owed, if any, cannot be calculated as of this date and will be determined by the Court at the end of the trial which is scheduled to begin in May 2007. On September 28, 2005, the District Court of the State of Massachusetts rejected SCOR’s motion to dismiss and issued an order scheduling the timing of discovery and the trial. The discovery procedure has commenced and is scheduled to proceed until March 2007 based on the calendar set by the Court. The trial is scheduled to start in May 2007.

-	In February 2006, SCOR received an arbitration notice from the “captive” of a pharmaceutical laboratory concerning the settlement of a claim under civil liability for a laboratory product. SCOR denied owing this amount and claims that the captive is not required to indemnify the pharmaceutical laboratory. The maximum potential commitment of SCOR is USD 17.5 million.

-	The French Autorité des Marchés Financiers (AMF), initiated an investigation on October 21, 2004 in connection with the financial information and trading activity surrounding the issue of the SCOR OCEANE bonds in July 2004. The Company has received no additional information about this investigation to date.

-	The AMF also initiated an investigation on October 5, 2005 concerning the market for the SCOR share as of June 1, 2005.

-	Since February 2005, the SCOR company has been the subject of an accounting audit for the period from January 1, 2002 to December 31, 2003. On December 21, 2005, this audit resulted in an initial adjustment proposal, excluding late penalties, for an additional assessment for the corporate income tax base for 2002 of €26,870,073.77, an assessment for the withholding stipulated by Article 119 bis 2 of the General Tax Code of €5,788,871 and an additional assessment for the employer’s payroll tax of €27,891. The Company has challenged this adjustment proposal. This proposal, which interrupts the statute of limitations, will be followed in 2006 with a definitive proposal also covering fiscal 2003.
NOTE 17 – POST BALANCE SHEET EVENTS
None

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
6.6 General Report of the statutory auditors on the non-consolidated financial statements
This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors’ assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification of information in the management report.
This report, together with the statutory auditors’ report addressing financial and accounting information in the Chairman’s report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.
To the Shareholders
In compliance with the assignment entrusted to us by your shareholders’ annual general meeting, we hereby report to you, for the year ended December 31, 2005, on:
☐	the audit of the accompanying annual financial statements of Company,

☐	the justification of our assessments,

☐	the specific verifications and information required by law.
These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.
I - Opinion on the financial statements
We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.
Without qualifying our opinion, we draw attention to the matter discussed in Note 1.21 to the financial statements relating to the change in accounting method related to the accounting of assets broken down into technical components in application of “règlement CRC n° 2002-10 du Comité de la Réglementation Comptable”.
II - Justification of our assessments
In accordance with the requirements of article L. 823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:
☐ Within the framework of our assessment of the accounting rules and policies applied by the Company, we are satisfied with the fact that the change in accounting method mentioned above and its presentation in the consolidated financial statements were adequate.
☐ As stated in notes 1.6 and 1.8 to the financial statements, the technical accounts specific to reinsurance are estimated on the basis of reinsurance commitments or on statistical and actuarial bases, particularly in case of accounts not received from ceding companies, accrued assets and liabilities, and technical reserves. The methods used to compute these estimates are described in the notes to the financial statements.
Our audit work consisted in assessing the data and assumptions on which the estimates are based, especially those used by the internal actuaries, reviewing the company’s calculations, comparing estimated accounts from prior periods with actual outturns, and examining senior management’s procedures for approving these estimates. Our work enabled us to assess that the data and assumptions used provide a reasonable basis for the estimates.
☐ Notes 1.21 to 1.22 and 2.1 to the financial statements describe the policies and methods used to update the valuation of real estate investments, investments in subsidiaries and affiliates, derivatives instruments and corresponding impairments. We have assessed the approaches used by the Company in valuating these assets, described in the notes to the financial statements, and, based on the information available for our audit, we have conducted tests to verify the application of these methods and the consistency of the assumptions with forecast data established by the Company.
Our work enabled us to assess that the methods and assumptions used provide a reasonable basis for the valuations.
☐ Note 6 to the financial statements describes the policies and methods used to update estimates of pension liabilities and similar benefits. These benefits are estimated by internal and external actuaries. Our work consisted in assessing the data

SCOR	PARENT COMPANY FINANCIALS STATEMENTS
and assumptions on which the estimates are based, reviewing the Company’s calculations and verifying that the information in note 6 to the consolidated financial statements is appropriate.
Our work enabled us to assess that the data and assumptions used provide a reasonable basis for the estimates made.
☐ With respect to risks and litigations, we have obtained assurance that the Company’s procedures allow these to be satisfactorily identified, evaluated and reflected in the financial statements. We have also obtained assurance that possible uncertainties identified in applying this approach are described as appropriate in notes 6 and 16 to the financial statements.
The assessments were thus made in the context of the performance of our audit of the financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.
III — Specific verifications and information
We have also performed the specific verifications required by law in accordance with professional standards applicable in France.
We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the Directors’ Report, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Paris, March 24, 2006

Statutory Auditors

ERNST & YOUNG AUDIT	MAZARS & GUERARD
Pierre PLANCHON	Lionel GOTLIB
Jean Luc BARLET

7. GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL
7.1 REGISTERED NAME AND CORPORATE HEADQUARTERS
SCOR
1, avenue du Général de Gaulle
92800 PUTEAUX
Tel.: +33 (0)1 46 98 70 00
Fax: +33 (0)1 47 67 04 09
www.scor.com
E-mail: scor@scor.com
7.2 REGULATORY ENVIRONMENT AND APPLICABLE LEGISLATION
SCOR is a French société anonyme (joint stock company) governed by French legislation on corporations, subject to specific provisions applicable to it as a company engaged in reinsurance. Since law n° 94-679 of August 8, 1994, reinsurance companies in France are subject to State control under the conditions defined in Book III of the French Insurance Code.
The terms and scope of this control were considerably reinforced by law No. 2001-420 of May 15, 2001. For example, the law introduced the main provisions below:
–	the institution of a prior authorization procedure for French companies whose exclusive business is reinsurance, before they are permitted to engage in this business. However, as the application texts were not adopted, this procedure has not yet come into effect;

—	possibility for the French Insurance Control Commission (A.C.A.M.) to send warnings when a company infringes on a legislative or regulatory provision applicable to it;

—	introduction of new sanctions to be inflicted by the A.C.A.M. on reinsurance companies when they infringe on a legislative or regulatory provision applicable to it;

—	possibility of withdrawing an approval in case of extended inactivity, failure to maintain a balance between the company’s financial means and its activity or, if general interest requires, substantial modification in the company’s stock ownership or governing bodies.
At the present time, there is no European framework of regulations harmonizing the conditions for carrying out reinsurance activities in the member states of the Community. On November 16, 2005, Directive No. 2005/68/EC was adopted by the European Parliament and the Council. This directive introduces for reinsurance companies located in the Union: (i) a single approval system granted by the regulating authority of the State in which the company headquarters are located, an approval recognized in all EU member States, as well as (ii) financial oversight by that same authority. Furthermore, this directive sets the rules relating to the solvency of reinsurance companies located in the Community, thus aiming to harmonize the prudential controls which regulate these companies. The provisions of the directive must be transposed into the legislations of the different member States no later than December 10, 2007. During this same period, companies already engaged in reinsurance activities must conform to the provisions of the directive relating to the performance of their activities. Nevertheless, at the transposition of the directive, the legislators of the different member States may grant an additional 12 month period (i.e., until December 10, 2008) to businesses already engaged in reinsurance activities, to allow them to conform to certain of the provisions, notably those related to requirements in matters of technical reserves, the solvency margin and guarantee funds.
In the United States, the Group’s reinsurance and insurance subsidiaries are regulated primarily by the insurance regulators in the State in which they are domiciled, but they are also subject to regulation in each State in which they are authorized or licensed. SCOR Reinsurance Company, the Group’s principal Non-Life subsidiary in the United States, is domiciled in New York State and SCOR Life U.S. Reinsurance Company, the principal Life insurance subsidiary in the United States, is domiciled in Texas. The Group’s other subsidiaries in the United States are domiciled in Arizona, Delaware, Texas and Vermont, and one subsidiary is also commercially domiciled in California.
Solvency Margin
In the reinsurance industry, the solvency margin is defined as the ratio between shareholders’ equity and net premiums, and serves to indicate the amount of capital base required to underwrite reinsurance treaties.
The book solvency margin is defined as the ratio to book shareholders’ equity, while the economic solvency margin also comprises certain components of long-term borrowing that qualify for inclusion in equity.

Even though to date, there is no regulatory minimum solvency margin defined in the reinsurance sector in the European Union (except in the United Kingdom), European reinsurance companies consider appropriate economic solvency margins of between 40% and 50% of net written premiums. This ratio is between 80% and 100% for American reinsurance providers. In light of the loss registered in 2003, the Group’s solvency margin has been reduced. But, following the share capital increases in 2002, 2004 and 2005 and the reduction in premium income, the solvency margin very clearly improved in 2004 and 2005.
7.3 DATE OF FORMATION AND DATE OF EXPIRATION
- Formed: on August 16, 1855 under the name Compagnie Générale des Voitures de Paris; name changed to SCOR S.A. on October 16, 1989, and to SCOR on May 13, 1996.
- Expiration: June 30, 2024 unless otherwise extended or previously dissolved.
7.4 CORPORATE PURPOSE (Art. 3 of the bylaws):
The Company’s corporate purpose is, either directly or indirectly, and in all countries:
a.	to conduct reinsurance business or retrocession of all types, in all branches and in all countries; to assume, in whatever form, reinsurance treaties or commitments for all French or foreign companies, agencies, enterprises or associations, and to create, acquire, rent, lease, install and operate all establishments connected with these activities;

b.	to build, rent, operate and purchase all buildings;

c.	to acquire and manage all securities and other equity rights, by all means, and in particular by means of subscription, contributions of acquired equity securities, bonds, equity interests, partnerships or other equity rights;

d.	to acquire equity investments or interests in all companies and in all industrial, commercial, agricultural, financial, securities or real estate companies, the creation of all companies, contributions to all share capital increases, mergers, split-offs and partial contributions;

e.	to administer, operate, and manage all companies or corporations, direct or indirect participation in all transactions carried out by these companies or enterprises, by all means, and notably in all companies or equity interests;

and, in general, all industrial, commercial, financial, securities or real estate transactions that may be directly connected with the aforementioned objects, or capable of facilitating their application or development.
7.5 COMPANY REGISTRATION
R.C.S. number: Nanterre B 562 033 357
A.P.E. Code: 660 F
7.6 CONSULTATION OF CORPORATE DOCUMENTS
During the term of validity of this reference document, the bylaws, the statutory auditors’ reports and financial statements for the last three fiscal years, as well as any other document required by law, may be consulted at the corporate headquarters at 1 avenue du Générale de Gaulle, 92800 PUTEAUX.
7.7 FISCAL YEAR (Article 19 of the bylaws)
The fiscal year shall last one year. It starts on January 1 and ends on December 31 of the same year.
7.8 STATUTORY DISTRIBUTION OF PROFITS (Art. 19 of the bylaws)
After approval of the accounts and recognition of the existence of distributable funds, constituted from the profits of the fiscal year, less prior losses and plus, if applicable, any profit carried forward, the General Meeting shall distribute them as follows:
1/ The sums to be transferred to reserves as required by law.
2/ All sums that the Shareholders’ Meeting may decide to appropriate to any discretionary, ordinary or extraordinary reserves, or to retained earnings.

3/ The balance, if any, shall be distributed among all of the stocks in proportion to their paid-in and unamortized amount.
The General Shareholder’s Meeting may decide to distribute sums taken from the discretionary reserves, to furnish or complete a dividend, or as a special distribution.
Each share confers the right to a quota in proportion to the number and par value of the existing shares, of the capital assets, of profits or of liquidation bonuses.
7.9 SHAREHOLDERS’ MEETINGS
Notice of Meetings/Attendance of Meetings/Voting rights (Arts. 8 and 18 of the bylaws)
Shareholders’ meetings shall be convened and be conducted in accordance with French law. They shall consist of all shareholders, regardless of the number of shares held. Each share shall carry the right to one vote in the meetings. The bylaws make no provision for shares carrying dual voting rights.
The meetings take place at corporate headquarters, or elsewhere as indicated in the meeting notice.
All shareholders may attend, in person or through a proxy, the Meetings, upon verification of identity and of the ownership of securities, either in the form of a signature registered under his name or a certificate from an authorized intermediary designated as account keeper.
The Board of Directors determines the time period during which formalities for the immobilization of bearer shares must be completed. This period is 24 hours under ordinary circumstances.
Shareholders may, under conditions set by the laws and regulations, send their power of attorney or vote by mail concerning any Shareholder’s Meeting, either in paper form or, by decision of the Board of Directors, by teletransmission.
The deadline for returning the voting forms by mail is set by the Board of Directors.
The Board of Directors may likewise decide that the shareholders may participate and vote at any General Shareholder’s Meeting by videoconference or by any means of telecommunication that allows them to be identified and in compliance with the conditions set by applicable regulations.
Reporting requirements for holdings exceeding specific thresholds (Art. 7 of the bylaws)
In addition to the legal notification requirements applicable to shareholders who directly or indirectly come to hold an interest in the share capital of the corporation, all shareholders must, subject to the sanctions provided in Sections L. 233-7 and L. 233-14 of the French Commercial Code, notify the corporation by registered mail, with acknowledgment of receipt, of the total number of shares they hold, within five stock market trading days from the date on which they come to hold, either directly or indirectly, within the meaning of Section L. 233-7 of the French Commercial Code, a number of shares in the corporation resulting in the crossing of an ownership threshold, either above or below 2.5% of the common stock.
Identification of shareholders: (Art. 7 of the bylaws)
The shares of the company may be either registered or bearer shares, at the holder’s discretion.
The Corporation has the right to request at any time from the central depository, which keeps its securities issue accounts, such information enabling, under the legal conditions and regulations in effect, identification of the holders of securities, which confer immediate or deferred right to vote at meetings, as well as the quantity of securities held by each of them and, if applicable, the restrictions that may affect the shares.
7.10 REPURCHASE OF SHARES BY THE CORPORATION
Share Repurchase Plan for 2005
After having received the Board of Directors’ report and the information notice drafted in connection with the Repurchase Plan, approved by the Autorité des Marchés Financiers [Financial Markets Authority] on May 11, 2005 under Approval number 05-374), SCOR’s General Shareholders’ Meeting on May 31, 2005 has:
•	authorized the Board of Directors, which may delegate this authority, under the conditions provided by law, to buy and sell the Corporation’s shares under the provisions of Articles L 225-209 et seq. of the Commercial Code and according to the applicable provisions of European Regulations No 2273/2003 of December 22, 2003 and of the AMF’s General Regulations;

•	decided that purchases and sales could be carried out for all allowed purposes or those that could be authorized under the laws and regulations in effect, and notably in view of the following objectives:

-	trading on the secondary market or dealing in the liquidity of the Corporation’s shares through an investment services provider, by means of a liquidity contract pursuant to a code of professional conduct recognized by the Financial Market Authority;

-	implementation of any of the Company’s stock option plan within the framework of the provisions of Articles L. 225-177 et seq., of the Commercial Code;

-	allocation of bonus shares to employees and/or corporate officers;

-	allocation of shares to employees and, if applicable, corporate officers based on sharing in the benefits of the company’s expansion and the implementation of any employees’ savings plan, under the conditions provided by the law, especially in the framework of Articles L. 443-1 et seq. of the French Labor Code;

-	purchase of shares for conservation and subsequent return for exchange or as payment in the framework of possible mergers and acquisitions;

-	remittance of shares at the exercise of rights attached to securities giving access to share capital;

-	cancellation of shares bought in that way, within the limits set by law and subject to adoption by the Special Shareholders’ Meeting of the seventeenth resolution of said Meeting.
•	decided that the acquisition, sale or transfer of shares could be done by any means, on a regulated market or over the counter, including block purchases or sales (without limiting the part of the Purchase Plan that may be carried out through this means), or by utilizing derivative financial instruments, negotiated on a regulated market or by OTC transactions, or the development of option strategies under the conditions authorized by market authorities. These operations may be carried out any time, including during the period of public offering, in compliance with applicable regulations;

•	set the maximum purchase price at €2.20 per share (excluding acquisition costs), on the understanding that, in case of share capital increase by capitalization of reserves and a bonus share issue, as well as in case of splitting or combination of securities, the maximum price shall be adjusted by a multiplier coefficient equal to the ratio between the number of securities constituting the share capital before the transaction and the number after the transaction.

•	decided that the maximum number of shares to be bought under this authorization is set at 10% of the common stock, specifying that such limit applies to a number of shares, which will, if applicable, be adjusted in order to take into account the operations affecting the common stock after said Meeting, acquisitions made by the Corporation may in no case bring it to hold, directly or indirectly, more than 10% of the common stockl, on the understanding that the overall amount that the Corporation may use to purchase its own shares shall comply with the provisions of Article L. 225-210 of the Commercial Code;

•	duly noted that shareholders will be informed at the next ordinary annual Shareholders’ Meeting of the precise allocation of purchased shares to the different objectives pursued under this share purchase plan and the procedures for the repurchases made during the fiscal year;

•	with regard to the shares acquired before October 13, 2004, gave as needed, all powers to the Board of Directors to:
-	either allocate them to an objective with the irrebuttable presumption of legitimacy envisioned by European Regulation No. 2273/2003 of December 22, 2003;

-	or allocate them to one of the two market practices accepted by the financial market Authority (liquidity contract with an investment service provider acting under the conditions determined for that practice, conservation and later return for exchange or in payment in the framework of possible merger and acquisition transactions);
•	conferred all powers to the Board of Directors which may delegate this authority under the conditions provided for by law, to place all stock market orders, conclude all agreements, particularly with a view to keeping share purchase and sale registers, to prepare all documents, notably information reports, carry out all disclosures and formalities with the Financial Market Authority and all other organizations and, in general, to do everything that is necessary;

•	decided that this authorization is given for a period that will end at the next annual Shareholders’ Meeting for the approval of the accounts without, however, exceeding a maximum period of eighteen months from the date of the said meeting; and

•	decided that this authorization supersedes the authorization given by the mixed Shareholder’s Meeting of May 18, 2004 in its fourteenth resolution.
The Corporation is authorized to carry out Share Repurchase Plans until the Shareholders Meeting that will approve the accounts for fiscal year 2005, date of expiration of the validity of this program, and at the latest until November 30, 2006, i.e., a maximum length of 18 months.
In addition, the SCOR General Shareholders Meeting of May 31, 2005, convened for extraordinary purposes, after receiving the report of the Board of Directors and the Statutory Auditors’ special report, authorized the Board of Directors to reduce the common stock, in one or several transactions, in the proportions and at the times it shall decide, by retiring any quantity of treasury stock it shall decide upon, within the limits set by law, pursuant to the provisions of Articles L. 225-209 et seq. of the Commercial Code. The maximum number of shares that may be retired by the Corporation under this authorization is 10% of the shares constituting the Corporation’s share capital, by twenty-four month period, it being specified that this limit applies to the number of shares that will be adjusted, if applicable, to take into account the operations affecting the common stock subsequent to said meeting.
The authorization to cancel its own shares acquired during the repurchase program was granted to the Board, which may delegate such authority, for a period of 18 months from May 31, 2005, so as to carry out all acts, formalities, and disclosures in order to cancel shares and to finalize share capital decreases, and consequently to modify the Company’s bylaws accordingly. Share repurchases must not have the effect of reducing the share capital to a lesser amount than the sum of the issuer’s share capital and its non-distributable reserves. Therefore, when the authorization was voted on May 31, 2005, given the level of reserves and the number of shares already owned by the Company, it was limited to a number of shares representing 9.4% of the share capital.
Moreover, SCOR signed a liquidity contract with the Exane company on July 25, 2005. The purpose of this program was to intervene in the market on SCOR shares on behalf of SCOR. By codicil dated October 21, 2005, that liquidity contract was suspended as of October 11, 2005.
The repurchases of shares between January 2005 and July 2005 were made by Exane based on the previous liquidity contract signed on December 8, 2004. There have been no share repurchases since October 11, 2005, the date on which the liquidity contract was suspended.

MONTH	(a) Total number of shares purchased	(b) Average price paid per share	(a) Total number of shares sold	(d) Average Price per Share Transferred (excluding allocation of bonus shares)	(c) Total number of Shares purchased as part of publicly announced share repurchase plans	(f) Maximum Number of Shares that might still be acquired in application of plans (Subject to L.225-210) (1) (2) (3) (6)

Jan-05	783,396	1.46	5,914,001	1.50	783,396	28,513,498
Febr-05	875,000	1.56	700,000	1.59	875,000	28,338,498
March-05	1,287,498	1.59	750,000	1.65	1,287,498	27,801,000
Apr-05	1,537,000	1.60	1,019,947	1.62	1,537,000	27,283,947
May-05	485,000	1.57	1,359,757	1.61	485,000	28,158,704	(4)
June-05	900,000	1.60	685,000	1.62	900,000	92,139,633	(5)
July-05	3,073,686	1.64	813,482	1.70	3,073,686	89,879,429
Aug-05	600,000	1.69	280,500	1.73	600,000	89,559,929
Sept-05	2,373,933	1.67	575,000	1.68	2,373,933	87,760,996
Oct-05	1,775,000	1.74	225,000	1.75	1,775,000	86,210,996
Nov-05	0	0	1,515,795	0	0	87,726,791
Dec-05	0	0	39,201	0	0	87,765,992

(1) 2004 Share Repurchase Plan. The 2004 Share Repurchase Plan was publicly announced on April 28, 2004 and was subject only to the approval of the shareholders at the 2004 Annual Meeting to approve the accounts of fiscal 2003. That approval was given by the Shareholders’ Meeting. In May 2004, the shareholders of the Company authorized, within the limits of French law relating to the level of reserves and shares held by the Company at the time, the purchase of a maximum of 28,755,773 shares. As the repurchase of shares was authorized until the Annual Meeting of Shareholders to approve the accounts of fiscal 2004, which was held on May 31, 2005, the authorization for the repurchase of shares expired on that date.
(2) 2005 Share Repurchase Plan. In May 2005, the shareholders of the Company authorized, within the limits of French law relating to the level of reserves and number of treasury stock, the repurchase of a maximum of 76,722,376 shares. This amount had been adjusted in June to take into account the share capital increase of 149,500,000 shares.
(3) Under the terms of the 2004 and 2005 Share Repurchase Plans, the shares could be purchased in open market transactions or privately negotiated transactions. Repurchases were made by the Company in one-off transactions, prior to the expiration of the Plan, based on the Company’s evaluation of market conditions and other factors. The Company has used and continues to use existing cash to fund the repurchase of shares. All of the shares repurchased during the months identified above were purchased in open market transactions through this program.

(4) These repurchases were under the 2004 Share Repurchase Plan. The program expired at the Shareholders’ Meeting to approve the accounts of fiscal 2004. Then, although there were still 28,158,704 shares remaining that could be repurchased under the terms of the Plan, the authorization was cancelled. However, the 2004 Annual Shareholders Meeting authorized the repurchase of 76,722,376 shares, as referenced in footnote (2) above.
(5) These repurchases were made under the 2005 Share Repurchase Plan.
(6) During the year 2005, the Corporation repurchased 13,690,513 shares (of which 7,466,580 under the liquidity contract), and resold 13,877,683 (of which 7,936,686 under the liquidity contract).
During the year 2005, the Company made net repurchases of 13,690,513 SCOR shares for the amount of €22,343,724.32 at an average weighted price of €1.63 each. The Company sold 7,938,686 shares under the liquidity contract at an average price of €1.62 each. 7,305,000 shares were allocated to certain corporate officers and to certain executives of the Group’s companies under the 2005 bonus share allocation plan authorized by the Shareholders Meeting of May 31, 2005 and by the Board of Directors on August 31, 2005.
As of December 31, 2005, the Company held 9,110,915 of its own shares.
7.11 INFORMATION CONCERNING THE COMMON STOCK
At December 31, 2005, SCOR’s common stock totaled €763,096,713, divided into 968,769,070 shares. SCOR’s bylaws have not set a nominal value per SCOR share.
By decisions of the General Shareholders’ Meeting and the Board of Directors on May 31, 2005 and the President on June 21 and 22, 2005, the Company proceeded to increase its share capital by the issue of 149,500,000 new shares with a nominal value of €0.78769723 each, plus a share premium totaling €115,459,264 overall, the share premium net of the share capital increase costs stood at €105,910,795.
7.12 AUTHORIZED SHARE CAPITAL
The Combined Shareholders’ Meeting of May 31, 2005:
- delegated to the Board of Directors, the authority to decide, exclusively for purposes of financing or refinancing by the Company of the minority interests in IRP Holdings Limited and the reinforcement of the Company’s capital base, to increase the common stock by issuing, while canceling shareholders’ preferential share rights, ordinary shares and/or securities giving access to the Company’s capital. The capital increase(s) likely to be carried out by virtue of this delegated authority cannot result in the issue of a number of shares greater than 150,000,000, or a maximum nominal amount of share capital increase of €118,154,584.50, that amount being charged to the overall ceiling for share capital increases set at a maximum nominal amount of €148,480,927.85, or for a maximum number of 188,500,000 shares with a nominal value of €0.78769723 each. Lastly, the maximum global nominal amount of securities giving access to the Company’s share capital issued by virtue of this delegation cannot exceed €250,000,000;
- authorized the Board of Directors to increase the number of shares and/or securities to be issued in case of an increase in common stock, with or without shareholders’ preferential share rights, within a period of 30 days following the closure of the initial issue’s subscription and within the limit of 15% of the initial issue and at the same price as that of said issue.
Making use of these authorizations, the Board of Directors decided on May 31, 2005 to delegate to its CEO, the power to decide to increase the share capital, cancel shareholders’ preferential share right, and, if applicable, increase the number of securities to be issued. Subsequent to this authorization, the CEO decided on June 21, 2005 to increase the common stock by a nominal amount of €102,400,640 by the issue of 130,000,000 shares of nominal value of €0.78769723 each, with cancellation of the shareholders’ preferential share right without a priority delay period. On June 22, 2005, the CEO decided to set the subscription price of new shares at €1.56 per share to be issued, that is, an overall increase in share capital (including share premium) of €202,800,000. On June 22, 2005, the CEO decided on a supplementary issue of 19,500,000 new shares at a price corresponding to the price of the initial issue, i.e., €1.56 per share to be issued, the amount of the share capital increase resulting from this supplementary issue (including share premium) was set at €30,420,000.
7.13 SECURITIES GIVING ACCESS TO SHARE CAPITAL
The Océanes issued in 1999 were fully redeemed in January 2005.
On June 21, 2004, the Board of Directors decided to issue a loan, represented by convertible bond options and/or exchangeable for new or existing shares of SCOR (OCEANEs), on authorization of the Combined Shareholders Meeting of May 18, 2004, and sub-delegated to its Chairman the powers required for that purpose. Issued on July 2, 2004, following the decisions of the CEO on June 23 and 24, 2004, the nominal amount of this loan is €200 million and is represented by 100 million OCEANEs with a nominal value of €2. The bonds yield 4.125% of interest payable at maturity on January 1 of each year. The loan has a term of 5 years and 183 days.
The gross actuarial yield is 4.125% on the date of payment. Amortization is as follows:

—	Normal amortization: the bonds will be fully amortized on January 1, 2010 at the price of €2 per bond.

—	Early amortization: by purchase on or off the stock market or public offering and under other conditions detailed in the offering circular approved by the AMF under No. 04-627 on June 24, 2004.
At any time since July 2, 2004, bondholders may, up to the seventh day before their normal or early amortization date, request the allotment of new and/or existing Company securities, at the Company’s discretion, and which shall be paid and/or settled in consideration for their bond debt, at the rate of one share per bond. Any bond holder who has not exercized his right to the allocation of shares before that date shall receive an amount equal to the redemption price of the bonds.
In order to exercise the share allotment right, bondholders must forward their request through the intermediary where their securities accounts are registered. These transactions are centralized by BNP Paribas Securities Services.
Any request for exercise of the share allotment right that reaches BNP Paribas Securities Services in its capacity as centralizing agent during the course of a calendar month shall take effect (i) on the last working day of said calendar month or (ii) the seventh working day that precedes the date set for redemption. The bondholders shall receive delivery of the shares on the seventh working day following the date of exercise of the right.
7.14 PERFORMANCE OF “OCEANE” BONDS SINCE THEIR ISSUANCE

Year	Month	Volume of	Highest price	Lowest price
		transactions
			(in €)	(in €)

	July	93,365	2.12	2.05

	August	1,055,067	2.10	2.03

2004	September	675,868	2.17	2.10

	October	16,090	2.17	2.12

	November	653,151	2.23	2.05

	December	16,120	2.30	2.15

	Total	2,509,661	2.30	2.03

	January	592,469	2.32	2.13

	February	567,257	2.36	2.16

	March	123,599	2.35	2.25

	April	660	2.35	2.27

	May	3,506	2.35	2.15

2005	June	225,024	2.32	2.13

	July	1,512,206	2.45	2.20

	August	1,380,156	2.40	2.30

	September	19,077	2.35	2.25

	October	66,000	2.55	2.34

	November	546,815	2.55	2.11

	December	627,689	2.43	2.22

	Total	5,664,458	2.55	2.11

2006	January	52,621	2.39	2.34

	February	8,080	2.57	2.45

	March (to March 20)	310,335	2.58	2.58

Source Euronext
There was no conversion of bonds during the periods covered by the above table.

7.15 SCOR SHARE SUBSCRIPTION OPTIONS
Based on the number of shares in circulation on December 31, 2005, the sum of the unexercized share subscription options on December 31, 2005 would lead to the creation of 16,812,193 shares, representing 2.20% of the share capital.
The Combined Shareholders’ Meeting of May 31, 2005 authorized the Board of Directors to approve share subscription and/or purchase options for the salaried personnel and directors and officers.
Using this authorization, the Board of Directors of August 31, 2005 set up a new share subscription options plan intended for corporate officers and certain executives of Group companies. Therefore, 7,260,000 options were issued under this plan in 2005, each giving the right to one share.
This authorization will expire on November 30, 2006, at the latest.
For supplementary information on the share subscription plans at December 31, 2005, see Sections 5.7 – Notes to Consolidated Accounts – Note 25, 6.5 – Notes to Corporate Financial Statements – Note 12, and 9.9 – Share Subscription or Share Purchase Options held by the Executive Committee members at December 31, 2005.

7.16 CHANGES IN THE SHARE CAPITAL OF SCOR OVER THE LAST FIVE YEARS

		ISSUE PRICE				SUCCESSIVE
DATES	ISSUANCE OF					AMOUNTS OF	CUMULATIVE
	SHARES					SHARE	NUMBER
			CHANGES IN SHARE CAPITAL			CAPITAL	OF SHARES
			Number of	Capital	Issue premium
			shares
		(in €)		(in €)	(in €)	(in €)

	• Exercise of subscription options	-	80,000	304,898	1,298,367

	• Creation of shares for the benefit of Groupama	54.00	6,370,370	24,278,913	319,721,067

12/31/2001						157,191,002	41,244,216

	• Exercise of subscription options	-	16,158	11,023	249,464

	• Retirement of treasury stock	-	(3,740,417)	(14,205,013)	(159,932,154)

	• Capital increase	3.85	99,024,888	377,284,823	-

12/31/2002						520,281,835	136,544,845

	• Exercise of subscription options	-	None	None	None

	• Capital reduction (1)	-	-	383,691,014	-

12/31/2003						136,544,845	136,544,845

	▪ Exercise of subscription options	-	None	None	None
	▪ Capital increase	1.10	682,724,225	682,724,225	68,272,422.5

	▪ Capital reduction(2)		-	173,933,092	-

12/31/2004						645,335,978	819,269,070

	▪ Exercise of subscription options	-	None	None	None

	▪ Capital increase	1.56	149,500,000	117,760,736	105,910,795

12/31/2005						763,096,714	968,769,070

(1) Capital reduction due to 2003 losses, estimated at an equivalent amount, pursuant to the decision of the extraordinary Shareholders’ Meeting of December 1, 2003, by reduction of the nominal value of the shares from €3.81 to €1, the amount of the capital reduction being allocated to a reserve account to which the losses will be charged once they have been definitely recognized.
(2) Capital reduction according to the decision of the extraordinary Shareholders’ Meeting of May 18, 2004, by reduction of the nominal value of shares from €1 to €0.78769723, the capital reduction amount being allocated to the unavailable reserves account, in order to discharge the fiscal 2003 losses not covered by (i) the reserve constituted in December 2003 after reduction of the capital by decrease in the nominal value of the shares, (ii) the special reserve for long term gain not affected by the legal reserve and (iii) the balance of premiums linked to corporate capital previously constituted.

7.17 OWNERSHIP OF SHARE CAPITAL
(Number of shares, % of capital and voting rights)

	December 31, 2003			December 31, 2004			December 31, 2005			January 1, 2006
			Voting			Voting			Voting			Voting
	Number of	Capital	Rights %	Number of	Capital	Rights %	Number of	Capital	Rights %	Number of	Capital	Rights %
	shares	(%)	(2)	shares	(%)	(2)	shares	(%)	(2)	shares	(%)	(2)
Groupa ma/Gan	25,656,535	18.79%	18.86%	155,260,343 (3)	18.95%	19.17%	155,246,370 (12)	16.03%	16.18%	155,246,370(15)	16.03%	16.18%
Silchester	11,729,332	8.59%	8.62%	70,375,992	8.59%	8.69%	81,375,992	8.40%	8.48%	76,771,648	7.92%	8.00%
Marathon	9,145,757	6.70%	6.72%	58,549,828	7.15%	7.23%	57,295,188	5.91%	5.97%	56,566,688	5.84%	5.89%
Groupe MAAf-	6,707,235	4.91%	4.93%	31,505,874	3.85%	3.89%	33,725,874	3.48%	3.51%	33,725,874	3.48%	3.51%
MACIF	3,966,628 (6)	2.91%	2.92%	26,941,535 (7)	3.29%	3.33%	29,908,937	3.09%	3.12%	29,908,937	3.09%	3.12%
General (8)	2,365,660	1.73%	1.74%	15,100,507	1.84%	1.86%	15,100,507	1.56%	1.57%	15,100,507	1.56%	1.57%
MATMUT	2,750,000	2.01%	2.02%	14,250,000	1.74%	1.76%	15,505,983 (13)	1.60%	1.62%	14,130,983 (16)	1.46%	1.47%
Employees	861,220 (10)	0.63%	0.63%	1,278,720 (11)	0.16%	0.16%	3,396,922 (14)	0.35%	0.35%	3,350,517 (17)	0.35%	0.35%
Self-owning	489,500	0.36%	—	9,298,085	1.13%	—	9,110,915	0.94%	—	9,110,915	0.94%	—
Other	72,872,978	53.37%	53.56%	436,708,186	53.30%	53.92%	568,102,382	58.64%	59.20%	574,856,631	59.34%	59.90%
Total	136,544,845	100%	100%	819,269,070	100%	100%	968,769,070	100.00%	100.00%	968,769,070	100.00%	100.00%

(1) The data represent the position closest to 12/31/2003
(2) The percentage of voting rights is determined on the basis of the number of shares at closure, after deducting the Company’s treasury stock.
(3) Source: Groupama – this figure includes 139,439,070 shares held by Groupama S.A and 15,821,273 shares held by subsidiaries and the Regional Mutuals
(4) Source: Silchester, Marathon – these companies are shareholders through the funds and the mutual fund
(5) Source: MAAF-MMA
(6) Source: MACIF
(7) Source: MACIF – This figure includes 26,908,937 shares owned directly and 32,598 shares owned through funds managed by MACIF Gestion.
(8) Source: Generali
(9) Source: Matmut
(10) This figure includes 295,220 shares owned directly and 566,000 shares owned through a company-sponsored mutual fund.
(11) This figure includes 295,220 shares owned directly and 983,500 shares owned through a company-sponsored mutual fund.
(12) Source: Groupama – this figure includes 139,439,071 shares held by Groupama S.A. and 15,807,299 shares held by subsidiaries and the Regional Mutuals
(13) Source: Matmut – this figure includes 14,250,000 shares owned directly and 1,255,983 shares owned through their mutual funds.
(14) This figure includes 1,764,622 shares owned directly and 1,632,300 shares owned through a company-sponsored mutual fund
(15) Source: Groupama – this figure includes 139,439,071 shares owned by Groupama S.A. and 15,807,299 shares held by subsidiaries and Regional Mutuals
(16) Source: Matmut – this figure includes 12,875,000 shares owned directly and 1,255,983 shares held through their mutual funds.
(17) This figure includes 1,695,417 shares owned directly and 1,655,100 shares owned through a company-sponsored mutual fund
To the best of the Company’s knowledge, no other shareholder or group of shareholders holds more than 5% of SCOR’s share capital or voting rights.
In February 2005, the Company undertook a study on all identifiable bearer shares (TPI), concerning all shares. This study disclosed more than 37,000 shareholders. In January 2006, the study conducted on identifiable bearer shares concerned all of the Company’s shares and disclosed more than 34,000 shareholders. No agreement or clause stipulating preferential terms for the sale or purchase of shares admitted for regulated market trading, or for which application is pending, and representing at least 0.5% of the Company’s share capital or voting rights has been transmitted to the “Autorité des Marchés Financiers.”
There is no shareholder agreement or agreement to act in concert. No transactions have taken place between senior managers, directors or officers, and shareholders holding more than 2.5% of the share capital (or of the company controlling them) and the Company, on terms other than market terms.

Groupama is the largest shareholder of SCOR. As of December 31, 2005, the Groupama/Gan group held approximately 16.03% of SCOR’s shares. To the best of the Company’s knowledge, no significant changes occurred in the share ownership of SCOR during the year 2005. Mr. le Pas de Sécheval (Financial Director of Groupama S.A.) was named Non-voting director by the combined Shareholders’ Meeting of May 15, 2003, then co-opted as manager by the Board of Directors of November 3, 2004, co-option ratified by the combined Shareholders’ Meeting of May 31, 2005. SCOR has business links with Groupama with which it carries out reinsurance transactions.
Groupama provided two guarantees in the context of the acquisition of SOREMA S.A. and SOREMA N.A. Groupama could indemnify SCOR in case of negative developments concerning significant corporate and tax liability items or connected to the underwriting reserves for 2000 and the prior year writings, as they will be valued on December 31, 2006. For additional information on the guarantees granted by Groupama, see Section [10.2] – Agreements approved during previous fiscal years, whose implementation continued during the fiscal year.
No SCOR shares have been pledged.

The number of SCOR ADRs in circulation at December 31, 2005 was 25,340,999.
At December 31, 2005, SCOR held 9,110,915 of its own shares.
To the best of the Company’s knowledge, the percentage of share capital and voting rights held by all members of the issuer’s administrative and management bodies was 0.07% as of December 31, 2005.

The total number of voting rights at January 1, 2005 was 809,970,985 and 959,658,155 at December 31, 2005.
Pursuant to Article 8 (“Rights attached to each share”) of the bylaws, each share gives its owner the right to one vote at the general shareholders’ meetings and the bylaws do not stipulate shares having the right to a double vote. In addition, there is no statutory limitation on vote rights. Therefore, the principal shareholders of SCOR do not have different voting rights.
7.18 EMPLOYEE SHAREHOLDING
1. Free Share Allotment Plan
The combined Shareholders’ Meeting of May 31, 2005 authorized the Board of Directors to freely allocate SCOR common stocks to members of the salaried personnel and directors and officers.
Making use of this authorization, the Board of Directors, on August 31, 2005, set up a plan for the allotment of free shares to directors and officers and certain executives of Group companies. 7,305,000 shares were allotted and will be transferred in September 2007, subject to compliance with the conditions of the presence of beneficiaries and they must be held until September 2009.
This authorization will expire on November 30, 2006, at the latest.
2. Employee Savings Plan
Group employees (excluding directors and officers) have the possibility to invest in the Employee Savings Plan. The principle, financing and conditions of the Plan are specified in an agreement. The Employee Savings Plan has four closed-end investment funds, two of which are entirely invested in SCOR shares. An employer’s contribution is expected on these last two funds. The funds receive several types of deposits: sums received from profit-sharing plans, collective incentive plans or any other voluntary contributions.
The combined Shareholders’ Meeting of May 31, 2005 delegated its authority to the Board of Directors for it to increase common stock by issuing shares reserved for members of the savings plans, with cancellation of the preferential share rights in favor of the latter.
During the course of fiscal 2005, the Board of Directors did not make use of this authority to increase the common stock.
This authorization will expire on November 30, 2006, at the latest.
7.19 IRP
General Comments
In December 2001, Scor, in partnership with other investors, created IRP Holdings Limited (“IRP Holdings”) and Irish Reinsurance Partners Limited (“Irish Reinsurance Partners”). Irish Reinsurance Partners is an operational subsidiary, wholly owned by IRP Holdings. The activity of Irish Reinsurance Partners was focused on 25% quota share retrocession of nearly all the Non-Life business underwritten or renewed by the Scor Group in fiscal 2002, 2003 and 2004. In 2004, the net income of IRP Holdings amounted to €50.1 million after taxes or €57.4 million before taxes. The shareholders of IRP Holdings decided not to renew the quota share treaties, which therefore expired on December 31, 2004.
SCOR contributed 41.70% of the €300 million initially invested in IRP Holdings. On March 20, 2003, SCOR acquired from certain of the initial investors in IRP Holdings, 4.98% of its shares for a total consideration of €17.2 million, thereby increasing its equity interest to 46.68% of IRP Holdings’ capital. In June and July 2003, the SCOR Group acquired an additional 6.66% stake in IRP Holdings, previously held by certain other initial investors, thus increasing its ownership in IRP Holdings from 46.68% as of March 31, 2003 to 53.35% as of June 30, 2003.

In a shareholders’ agreement dated December 28, 2001 (the “IRP Agreement”), entered into upon the creation of IRP Holdings, SCOR committed to acquire from the minority shareholders of IRP Holdings, in principle no later than May 31, 2005, IRP Holdings’ shares not yet held by SCOR. SCOR had the choice of acquiring IRP Holdings’ shares either by exchange with SCOR shares, or for cash, or a combination of the two options. At the beginning of 2005, SCOR held 53.35% of the share capital of IRP Holdings, the balance being held by Highfields Capital Limited funds, Highfields Capital I, L.P., Highfields Capital II, L.P. and Highfields Capital SPC (the “Highfields Funds”).
Cash buyback of minority shareholders
Taking into account the different constraints connected to the manner of calculating the exchange value set forth in the Agreement, the schedule of procedure, as stipulated in the IRP Agreement was slightly modified. The independent calculating agent, appointed in application of the provisions of the IRP Agreement, transmitted its report to IRP Holdings on May 17, 2005. The report was finalized on May 24, 2005. On June 14, 2005, SCOR sent (i.e., in accordance with the procedure deadlines set by the Agreement but after the stipulated date of May 31, 2005) to the Highfields Funds, the notice of exchange required by the IRP Agreement, informing them of its intention to propose a cash settlement for the acquisition of their minority interest in IRP Holdings. On June 20, 2005, the Highfields Funds notified SCOR of their acceptance to withdraw from IRP Holdings’ capital in response to the exchange notice sent by SCOR on June 14, 2005. In this context, SCOR acquired the minority interests of IRP Holdings for an amount of €183.1 million, corresponding to the share of Highfields Funds owned by IRP Holdings on December 31, 2004, prepared by U.S. GAAP. SCOR, pursuant to the Agreement, paid a supplementary indemnity of €1.2 million linked to 20 days late performance of the formalities specified in the Agreement.
Following this transaction, SCOR became the direct holder of 100% of the share capital and voting rights of IRP Holdings and, indirectly, of Irish Reinsurance Partners.
In view, notably, of refinancing the acquisition of the outstanding IRP Holdings’ shares, SCOR carried out a capital increase by issuing 149,500,000 new shares with a nominal value of €0.78769723 each, with a total share premium of €115, 459,264. See Section 7.12 – Authorized Share Capital.
Capital Reduction
On November 1, 2005, IRP Holdings presented a request to the High Court of Dublin for authorization to reduce its common stock by canceling 299,365 common stocks with a nominal value of €1,000 each and the corresponding reimbursement of €299,365,000 to SCOR as the sole shareholder. By an ordinance on November 28, 2005, the High Court of Dublin authorized the reduction of IRP Holdings’ capital and the reimbursement to SCOR of the corresponding sum of €299,365,000. Moreover, on August 2, 2005, IRP Holdings distributed a special dividend of €90 million.
Certain Highfields Funds have filed lawsuits against SCOR in the United States. See Section 8.16 – Extraordinary facts and litigations.

8. INFORMATION ABOUT THE GROUP’S ACTIVITIES
8.1 STRATEGY
At the end of 2002, SCOR reassessed its strategy and launched the “Back on Track” strategic plan.
Since the end of 2002, when it implemented its “Back on Track” plan, SCOR has shifted its underwriting towards:
- short-tail activities, which give a better forward-looking view of the activities that do not involve the same level of risk on future results and which avoid the difficulty of calculating future results and the related required reserves for long-tail activities exposed to disputes and to claims inflation; and non-proportional activities, for which the prices are defined by SCOR underwriters and actuaries; these activities are less sensitive to the negative effects that can result from the underwriting and rates of the ceding companies.
The “Back on Track” plan met its four major objectives by the end of 2004:
—	strengthen the Group’s reserves;

—	restore its equity through two share capital increases;

—	resize the Group by reducing premium underwriting and implementing the Group’s new underwriting policy focused on short-tail underwriting in the Non-Life sector, either directly or through large facultatives, when capacity and pricing are adequate; and

—	restructure the Group, particularly by appointing a new Board of Directors, new management and new procedures.
In 2004, the Board of Directors adopted the new “SCOR Moving Forward” strategic plan for 2005-2007. The “SCOR Moving Forward” plan sets out the means and methods to reach profitability objectives through an underwriting policy focused on profitability, optimum allocation of share capital through the activity cycle, and by maintaining SCOR’s client base in Europe, Asia, North America and the emerging countries in order to win back market share in treaties and in specialty risks when the premium levels and contract terms are consistent with the Group’s requirements for profitability.
As part of the “SCOR Moving Forward” plan, SCOR has modified its share capital allocation plan by market and by business line. Under this plan, the Group is trying to anticipate and manage its activity based on the various phases of the premium rate cycle in reinsurance. On the basis of this modeling of the underwriting policy in 2005/2007, the Group’s objective is to reach a trend in profitability that corresponds to the rate without risk +6 points.
In line with the “Back on Track” plan, the volume of gross written premiums declined 32% in 2004 primarily due to a reduction in premiums in the U.S. Non-Life sector and in the Major Corporate Risk sector as the result of more rigorous underwriting standards and the downgrading of SCOR’s financial rating in 2004. In addition, SCOR worked to rebalance its Non-Life activity by reducing its exposure to the American markets. The year 2005, with premium revenues of €2,407 million, was marked by quasi-stability in premium from 2004, because of the maintenance of underwriting rules in a poor market and the renewal of the Non-Life treaties in January and April 2005 affected by a rating of BBB+ (S&P) and B++ (AM Best), which were relatively unfavorable compared with our principal competitors.
8.2 HISTORICAL BACKGROUND
SCOR was founded in 1970 at the initiative of the French government with the objective of creating a reinsurance company of international stature. SCOR expanded rapidly on the world’s markets, building up a substantial international portfolio.
At the beginning of the 1980s, the government progressively wound down its interest in the Company’s share capital, held through the Caisse Centrale de Réassurance, and was replaced by insurance companies operating in the French market.
In 1989, SCOR and UAP Reassurances combined their Property-Casualty and Life reinsurance businesses as part of a restructuring of Scor’s share capital, and listed the Company on the Paris stock market. Compagnie UAP, which held 41% of the shar capital, disposed of its shareholding in October 1996 via an international public offering timed to coincide with the listing of SCOR’s shares on the New York Stock Exchange.
In July 1996, SCOR acquired the reinsurance portfolio of the American insurer Allstate Insurance Company, doubling the share of its U.S. business as a proportion of total Group revenues.
While maintaining an active local presence on the major markets and building up new units in fast-growing emerging countries, SCOR has continued in the following years to streamline its structure and rationalize its organization.
In 1999, SCOR purchased the 35% held by Western General Insurance in the Bermudan company Commercial Risk Partners, thus raising its interest in this subsidiary to 100%.
In 2000, SCOR acquired PartnerRe Life in the United States, thus providing it with a platform to expand its Life reinsurance business on the U.S. market.
In 2001, SCOR acquired SOREMA S.A. and SOREMA N.A. in order to increase its market share and take full advantage of the cyclical upturn in Property & Casualty reinsurance. That same year, SCOR and a group of international investors formed a reinsurance company in Dublin, named Irish Reinsurance Partners, with share capital of €300 million to strengthen the Group’s equity and increase its underwriting capacity to take advantage of the upturn in the reinsurance cycle.
In 2002, SCOR signed a cooperation agreement in the Life business with the Legacy Marketing Group of California, for the distribution and management of annuity products. In addition, it opened a Life insurance office in Brussels in order to take full advantage of the growth potential in the Life reinsurance market in Belgium and Luxembourg.
With a volume of written net premiums of €2,407 million, SCOR was one of the top 15 world reinsurers in 2005 on the basis of the estimates made by the SCOR management of the net premiums written by other major international reinsurers. The SCOR Group operates in 19 countries through its subsidiaries, branches and representative offices and provides services in more than 100 countries.
8.3 RECENT DEVELOPMENTS
Since the close of financial year 2005, there has been no significant change in the Group’s financial or commercial structure.
For more information on post-closing events, see section 11 - Annual Information Document.
8.4 THE REINSURANCE BUSINESS
Principles
Reinsurance is a contract under which a company, the reinsurer, agrees to indemnify an insurance company, the ceding company, against all or part of the primary insurance risks underwritten by the ceding company under one or more insurance contracts. Reinsurance differs from insurance, primarily because its inherent complexity linked to the broader range of activities and its international nature. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and a greater number of risks than would be possible without a concomitant increase in share capital. Reinsurance, however, does not discharge the ceding company from its liability to policyholders. Reinsurers themselves may feel the need to transfer some of the risks concerned to other reinsurers, in a procedure known as retrocession.
Functions
Reinsurance provides three essential functions:
1.	First, it offers the direct insurer greater security for its equity and guaranteed solvency, and stable results when unusual and major events occur, by covering the direct insurer above certain ceilings or against accumulated individual commitments.

2.	Reinsurance allows insurers to increase the maximum amount they can insure for a given loss or category of losses, by enabling them to underwrite a greater number of risks, or larger risks, without burdening their need to cover their solvency margin, and hence their capital base.

3.	It makes substantial liquid assets available to insurers in the event of exceptional losses.
In addition, reinsurers also:
a)	help ceding companies define their reinsurance needs and devise the most effective reinsurance program, to better plan their capital needs and solvency margin;

b)	supply a wide array of support services, particularly in terms of technical training, organization, accounting and information technology;

c)	provide expertise in certain highly specialized areas such as the analysis of complex risks and risk pricing;

d)	enable ceding companies to build up their business even if they are undercapitalized, particularly in order to launch new products requiring heavy investment.
Types of Reinsurance
Treaty and Facultative Reinsurance
The two basic types of reinsurance arrangements are treaty and facultative reinsurance.
In treaty reinsurance, the ceding company has a contractual obligation to cede and the reinsurer to accept, a specified portion of a type or category of risks insured by the ceding company. Reinsurers producing the treaties, as done by the SCOR Group, do not separately evaluate each of the individual risks assumed under the treaty. As a result, after reviewing the ceding company’s underwriting practices, they depend on the coverage decisions made originally by the policy writers of the ceding company.

Such dependence subjects reinsurers in general, including the Group, to the possibility that the ceding companies have not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded in connection therewith may not adequately compensate the reinsurer for the risk assumed. The reinsurer’s evaluation of the ceding company’s risk management and underwriting practices as well as claims settlement practices and procedures, therefore, will usually impact the pricing of the treaty.
In facultative reinsurance, the ceding company cedes and the reinsurer assumes all or part of the risk covered by a single specific insurance policy. Facultative reinsurance is negotiated separately for each insurance contract that is reinsured. Facultative reinsurance normally is purchased by ceding companies for individual risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual risks. Underwriting expenses and, in particular, personnel costs, are higher relative to premiums written on facultative business because each risk is individually underwritten and administered. The ability to separately evaluate each risk reinsured, however, increases the probability that the underwriter can price the contract to more accurately reflect the risks involved.
Proportional and Non-Proportional Reinsurance
Both treaty and facultative reinsurance can be underwritten on a proportional (or quota share) basis, or non-proportional (excess loss) basis or on a stop loss basis.
With respect to proportional or quota share reinsurance, the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the ceding company, indemnifies the ceding company against a predetermined portion of the losses and loss adjustment expenses, or LAE, of the ceding company under the covered insurance contract or contracts. In the case of reinsurance written on a non-proportional, or excess of loss basis or excess of stop loss, the reinsurer indemnifies the ceding company against all or a specified portion of losses and LAE, on a claim by claim basis or with respect to a line of business, in excess of a specified amount, known as the ceding company’s retention or reinsurer’s attachment point, and up to a negotiated reinsurance treaty limit.
Although the losses under a quota share reinsurance treaty are greater in number than under an excess of loss contract, it is generally simpler to predict these losses on a quota share basis and the terms and conditions of the contract can be drafted to limit the total coverage offered under the contract. A quota share reinsurance treaty therefore does not necessarily require that a reinsurance company assume greater risk exposure than on an excess of loss contract. In addition, the predictability of the loss experience may better enable underwriters and actuaries to price such business accurately in light of the risk assumed, therefore reducing the volatility of results.
Excess of loss reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company’s retention up to a specified amount, at which point another reinsurer or a group of reinsurers accepts the excess liability up to a higher specified amount or such liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company’s retention layer is said to write working layer or low layer excess of loss reinsurance. A loss that reaches just beyond the ceding company’s retention will create a loss for the lower layer reinsurer, but not for the reinsurers on the higher layers. Loss activity in lower layer reinsurance tends to be more predictable than that in higher layers due to a greater historical frequency, and therefore, like quota share reinsurance, better enables underwriters and actuaries to more accurately price the underlying risks.
Premiums payable by the ceding company to a reinsurer for excess of loss reinsurance are not directly proportional to the premiums that the ceding company receives because the reinsurer does not assume a direct proportionate risk. In contrast, premiums paid by the ceding company to the reinsurer under a quota share contract are proportional to the premiums received by the ceding company, and correspond to its share of the risk coverage. In addition, in a quota share reinsurance treaty, the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company’s cost of acquiring the business being reinsured (commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor for producing the business.
Retrocession
Reinsurers typically purchase reinsurance to cover their own risk exposure or to increase their capacity. Reinsurance of a reinsurer’s business is called a retrocession. Reinsurance companies cede risks under retrocession agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, protect against catastrophic losses and obtain additional underwriting capacity.
Brokerage vs. Direct Reinsurance
Reinsurance can be written through professional reinsurance brokers or directly from ceding companies. A ceding company’s selection of one market over the other will be influenced by its perception of such advantages and disadvantages relative to the reinsurance coverage being placed. For example, broker coverages usually involve a number of participating reinsurers that have been assembled by a broker, each assuming a specified portion of the risk being reinsured. A ceding company may find it easier to arrange such coverage in a difficult underwriting environment where risk capacity is constrained and reinsurers are seeking to limit their risk exposure. In contrast, direct coverage is usually structured by ceding companies directly with one or a limited number of reinsurers. The relative amount of brokered and direct business written by the Group’s subsidiaries varies according to local market practice.
Cyclicality
The insurance and reinsurance sectors, particularly in the Non-Life area, are cyclical and are characterized by periods of intense price competition due to excessive underwriting capacity and periods when shortages of underwriting capacity permit favorable premium levels. The movement in reinsurance premiums is closely linked to the yearly renewal of treaties and contracts in specialty lines. If the claims experience and the financial results of reinsurers is favorable in a given year, ceding companies will be inclined to ask for price reductions in the most profitable lines of business. At the same time, new entrants to the reinsurance market may seek to take advantage of the profitable situation of the business, thus increasing the capacity and exerting pressure on premium rates. This situation of downward trends may be offset by natural catastrophes or large claims affecting certain lines of business or certain countries. After three years of steady increases in premiums, and a year of price stabilization in 2005, the reinsurance industry saw the first signs of a downturn in the market in most of the business lines, with the exception of general liability. The high number and substantial cost of the natural disasters that occurred in the second half of 2005 will probably slow, or even reverse, this trend in most markets.
8.5 PRODUCTS AND MARKETS
General
Our operations are organized into the following two business segments: the Non-Life segment and the Life segment. Non-Life is further organized into two sub-segments: Property & Casualty and Large Corporate Accounts’ treaties underwritten on a facultative basis. For additional information on the contribution to SCOR Global P&C made by certain reinsurance casualty segments of SCOR in France and outside France, see Section 8.13 — Business. Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.
The Credit, Surety and Political Risks sector covers proportional or non-proportional reinsurance treaties with companies specialized in credit and surety insurance. SCOR has integrated its Credit, Surety and Political Risks business into its Non-Life division since it was a relatively small treaty business and, accordingly, its Credit, Surety and Political Risks business is no longer treated as a separate business segment in its financial statements.
The following table sets forth our gross premiums written by segment and class of business:

	2004		2005
	€	%	€	%
By business segment:
Non Life	1,396	55%	1,383	57%
Life Reinsurance	1,165	45%	1,024	43%
Total	2,561	100%	2,407	100%

By business sub-segment
Non Life
Property-Casualty Treaty
Property	611	45%	591	43%
Casualty	396	28%	299	22%
Marine, Aviation and Transportation	32	2%	31	2%
Construction	90	6%	131	9%
Total P&C treaties	1,129	81%	1,052	76%
Facultatives and Large Corporate Accounts (BS)
Property	167	12%	180	13%
Casualty	31	2%	36	3%
Marine, Aviation and Transportation	30	2%	60	4%
Construction	39	3%	55	4%
Facultatives and Large Corporate Accounts	267	19%	331	24%
Total Non Life	1,396	100%	1,383	100%
Reinsurance-Life
Annuities	76	7%	56	5%
Reinsurance individual or group Life	826	71%	701	69%
Accident	67	6%	54	5%
Disability	52	4%	82	8%
Health	37	3%	33	3%
Unemployment	29	2%	16	2%
Long-term care	78	7%	82	8%
Total Reinsurance-Life	1,165	100%	1,024	100%
Non Life
The Non Life segment is divided into two operational sub–segments:

-  Property & Casualty Treaty; and
-  Facultatives and Large Corporate Accounts.
Property & Casualty Treaties
The Property & Casualty sub-segment includes damages to property and personal injuries; marine, aviation and transportation; and construction.
Property. These proportional and non-proportional treaties of the Group cover damages to the underlying assets or operating losses caused by fire or other events in the housing, automobile, industrial and commercial premises product lines and the damages caused by third parties under third-party liability coverage.
Casualty. The Group’s casualty treaties both proportional and non-proportional, cover personal injuries as the result of accidents or those caused by third parties. Accordingly, they include treaties covering auto liability and general third-party liability. Auto liability reinsurance covers bodily injuries and other risks arising from both private driver and passenger and commercial fleet auto coverage.
Marine, Aviation and Transportation. The Group’s marine, aviation and transportation treaty business relates primarily to shipping and onshore transport risks, as well as a limited number of aeronautics and aviation policies.
Construction. The Group’s construction treaty business, primarily written on a proportional basis, includes inherent defect insurance coverage, also known as ten-year insurance. As required by French and Spanish law, ten-year insurance covers major structural defects and collapse for ten years after completion of construction of a building.
Credit, Surety and the coverage of political risks are managed by teams based in Europe. In credit insurance, the insurer covers the risks of losses due to non-payment of trade accounts receivable, while surety insurance is a contract under which a guarantor undertakes with regard to a beneficiary to executive the obligation to ensure payment by or to pay the debt of the secured debtor. Political risk insurance covers the risk of losses due to measures taken by a government or similar entity that endangers the existence of a sales contract or commitment made by a public or private citizen of the country in which the covered operations are performed.
Facultatives and Large Corporate Accounts
The second sub-segment of the Non Life segment is Facultatives and Large Corporate Accounts, which is also known as SCOR Business Solutions, or SBS. In addition to Facultative Services to ceding companies, SBS is composed of four industrial business sectors: Energy and Utilities, New Technologies (including space risks) and Finances & Services, Industry, Construction and Major Projects; it also includes the Ten-Year Liability business. SBS consists primarily of facultative business, which is underwritten by specialized teams and was reorganized in 2000 to cover the activities of corporate buyers seeking global risk financing solutions that combine traditional risk coverage and other alternative financing solutions. The risks shared with the ceding companies are large-scale industrially or technically complex risks, such as semiconductor plants, chemical facilities, oil and gas exploration and production sites, energy production facilities, and boiler and machinery installations.
The Large Corporate Accounts policies are primarily underwritten in property, as well as, to a lesser degree, in third-party liability, transportation and offshore, space and construction.
Underwriting facultatives in the space and offshore sectors requires the application of sophisticated underwriting criteria and risk analysis. Offshore business relates to offshore oil and gas exploration and operations, while space business relates to satellite assembly, launch and coverage for commercial space programs.
Construction facultative coverage is typically provided against risk of loss due to physical property damage caused during the construction period as well as, in certain cases, business interruption or other financial losses incurred as a result of completion delays for large and complex construction and industrial projects. The Group has acted or is acting as lead or principal reinsurer on several world scale infrastructure projects. For these leading projects, SCOR takes an active role in all phases of the development, and works with ceding companies, brokers, insured, risk managers and project sponsors in optimizing the combination of risk management techniques and insurance solutions.
Industrial clients are particularly sensitive to the ratings of the reinsurers that cover their risks.
Life Reinsurance
Life reinsurance includes life insurance products, as well as casualty such as accidents, disability, health, unemployment and the risk of long-term care.
Life. The Group’s Life business, written primarily in the form of proportional and non-proportional treaties, includes individual or group Life reinsurance, reinsurance for annuity-based products, and life reinsurance, primarily with Life insurance companies and pension funds.
Accident, disability, health, unemployment and long-term care. This business is primarily covered by proportional treaties.
Competitive position of our Life and Non-Life businesses.
The SCOR Group is the twelfth largest reinsurer in the world according to the Association of French Reinsurers (ARF), based on gross premium income in 2004.

The business of SCOR VIE gives the SCOR Group the rank of seventh in the world in gross premiums in 2004, based on the most recent classification published by Standard & Poor’s.
The top six reinsurers in the world in Life and the principal competitors of SCOR Vie are the following: Swiss Re, Munich Re, RGA, Hannover Re, Employers Re/GE Insurance Solutions and General Re/Berkshire Hathaway Re.
In the 2004 rankings, SCOR VIE is ahead of: Revios, XL Re and Transamerica Re.
In the French market, according to the rankings published in October 2005 in Argus de l’Assurance for 2004, SCOR Vie is the leading reinsurer in volume of gross premiums, ahead of the following (in descending order): Mut Ré, Hannover Re, Munich Re, General Re, Prevoyance Re, CCR, Partner Re, Swiss Re, GE Frankona Re, XL Re Life and Revios.
As reported in the same Argus article, SCOR VIE is also the leading operator in the French market in reinsuring long-term care risk, which gives the SCOR Group a major competitive advantage in the world markets for the development of this complex product. In fact, France, along with the United States and Japan, is one of the world’s three major markets for private long-term care insurance.
For the Non-Life business, the figures from the 2004 balance sheet published by the ARF place SCOR 12th in the rankings of the top twenty Non-Life reinsurers for 2004.
If one looks at the data published at the end of the renewals of January 1, 2006 by SCOR’s main competitors included in this classification, and which operate like SCOR with “non-Bermudan” business models, i.e. Munich Re, Swiss Re and Hannover Re, SCOR is positioned as follows:
- the European dominance in its portfolio is the most intense;
- the North American component is the lowest;
- the proportion of P&C premiums is the highest and, in contrast, the proportion of Third-Party Liability premiums is the lowest;
- the proportion of Special Risk premium is relatively high, which reflects SCOR’s leadership in the Ten-Year Liability business;
- the proportion of Credit-Surety premiums is in line with the competition.
8.6 DISTRIBUTION BY GEOGRAPHIC AREA
As part of its strategic refocus in 2002, the Group continues to reorient its Non-Life business portfolio by geographic region, particularly with a deliberate reduction of underwriting in the United States. The strategic reorientation pursued since September 2002 has allowed the Group to underwrite better quality policies and treaties. As the result of its efforts, SCOR has reduced the percentage of its Non-Life premium income in the United States from 42% in 2002 to about 10% in 2005.
In 2005, SCOR generated approximately 55% of its gross premiums written in Europe, with significant market positions in France, Germany, Spain and Italy, 25% of its gross premiums written in North America, including Bermuda and the Caribbean region and 20% of its gross premiums written in Asia and in the rest of the world.
The following table shows the breakdown by gross volume of Life and Non-Life premiums written by geographic area based on the country in which the ceding company operates:

In million €	Total		Life		Non-Life
	2005	2004	2005	2004	2005	2004

France	519	469	340	294	179	175
Europe (excluding France)	817	878	224	253	593	625
Total Europe	1,336	1,347	564	546	772	801
North America	594	762	379	542	215	220
Asia/Australia/rest of world	477	452	81	77	396	375

Total	2,407	2,561	1,024	1,165	1,383	1,396

8.7 FINANCIAL RATINGS
Financial ratings are very important to all reinsurance companies, including SCOR, as ceding companies wish to reinsure their risks with companies with satisfactory financial strength. Our Life Reinsurance, Facultative and Large Corporate Accounts business, and direct underwriting activities are particularly sensitive to the way our clients and our ceding companies perceive our financial strength and to our ratings. See Section 8.9 – Risk factors affecting the Company–Financial rating plays an important role in our business.
Currently, the ratings given by Standard & Poor’s, A.M. Best Co. (“AM Best”) and Moody’s, are as follows:

	Insurer’s financial strength	Senior debt	Subordinated debt

S&P	A-	A-	BBB

August 1, 2005	(stable outlook)

AM Best	B++	bbb	bbb-

November 8, 2005	(positive outlook )	(positive outlook )	(positive outlook )

Moody’s	Baa1	Baa1	Baa3

October 7, 2005	(positive outlook )	(positive outlook )	(positive outlook )

On August 1, 2005, the ratings agency S&P raised SCOR’s financial solvency rating from BBB+ to A-. The rating for senior debt was also raised from BBB+ to A- and subordinated debt from BBB- to BBB. The outlook for the rating is stable.
On November 8, 2005, A.M. Best confirmed the financial solvency of SCOR (Paris) and its principal subsidiaries to “B++” (Very Good). The outlook for the rating is positive.
On October 7, 2005 Moody’s Investors Service announced that it had upgraded SCOR’s Insurance Financial Strength Rating from Baa2 to Baa1, its Senior Debt from Baa3 to Baa1, and Subordinated Debt from Ba2 to Baa3. The outlook for these ratings is positive.
8.8 GROUP EMPLOYEES
As of December 31, 2005, the Group employed 994 people, including 565 at its headquarters in Paris, 208 in North America, 62 in the Asia-Pacific region, 141 in other European countries, and 18 in other regions.
The total number of employees decreased by 5.5% from 1,052 at year-end 2004 to 994 in 2005. The largest decrease was in North America and in the staff and financial sectors in Paris.
As part of the restructuring of the Group and its personnel, a Jobs Protection Plan was initiated in France in September 2005. The effects will be seen primarily in 2006.
101 persons in Paris are benefiting from this voluntary plan and are expected to leave the Group.
The following table shows the breakdown of employees: 1)
  By geographic region:

	2005	2004	2003

France	565	587	639
Europe excluding France	141	150	167
North America	208	233	293
Asia/Australia	62	63	70
Rest of world	18	19	18

Total	994	1,052	1,187

By business sectors:

	2005	2004	2003

Global P&C	416	455	553
Life	215	224	238
Staff and financial sectors	363	373	396

Total	994	1,052	1,187

1) The calculation of the total workforce is based on the registered workforce as at December 31, 2005 with expatriates being counted in their country of expatriation. The figures published last year, 1,038 in 2004 and 1,162 in 2003, were based on the workforce present on December 31 of each financial year, with expatriates being counted in their country of origin.
8.9 RISK FACTORS AFFECTING THE COMPANY
You should carefully consider the risk factors described below in conjunction with the other information and the SCOR consolidated financial statements with the related notes included in this reference document, before making any decision to buy or sell SCOR securities.
1 The insurance and reinsurance sectors are cyclical, which may impact our results.
The insurance and reinsurance sectors, particularly in the Non-Life area are cyclical. Historically, reinsurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the reinsurer, including, notably, competition, frequency or severity of catastrophic events, levels of capacity and general economic conditions. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, levels of sector surplus and utilization of underwriting capacity that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries. As the performance of financial markets and reinsurers improves and reinsurance capacity increases, however, ceding companies are more inclined to ask for price reductions in the most profitable lines of business and underwriting quality tends to decline. At the same time, claims may be higher when economic conditions are unfavorable, particularly for products that provide reinsurance coverage for a risk that is related to the financial condition of the company that is being insured. As a result, the reinsurance business has been cyclical historically, characterized by periods of intense price competition due to excessive underwriting capacity and periods when shortages of underwriting capacity permit favorable premium levels.
We may, therefore, experience the effects of economic cycles and there is no guarantee that changes in premium rates, the frequency and severity of disasters or other losses, or other factors affecting the insurance and reinsurance industries in general will not have a material adverse effect on our revenues, net income, operating income and financial position.
2 We are exposed to losses due to catastrophic events.
Like all reinsurers, our operating results and financial position may, as in the past, be adversely affected by natural and man-made catastrophes resulting in claims under the Property-Casualty and Life reinsurance coverage we provide. Catastrophes can be caused by a variety of events including hurricanes, windstorms, earthquakes, hail, severe winter weather, fires and explosions. In 2004 and 2005, SCOR, like most other reinsurers, but to a lesser degree because of its underwriting policy that tends to exclude treaties that only cover the consequences of natural disasters, was impacted by the extraordinary number of natural catastrophes, particularly the major hurricanes in the United States, Mexico and the Caribbean in 2004 and 2005 and numerous typhoons in Japan in 2004. The Group’s primary exposure to natural catastrophes mainly concerned earthquakes, particularly in Japan, Taiwan, Canada, Portugal, Israel, Chile, Italy and Turkey, and storms and other weather phenomena in Europe, Asia and, to a lesser extent, in the United States.
The frequency and severity of such events, particularly natural catastrophes, are by their nature unpredictable. The inherent unpredictability of these events makes forecasts and risk evaluations uncertain for any given year. As a result, our claims experience may vary significantly from one year to the next, which can have a significant impact on our profitability and financial situation. In addition, depending on the frequency and nature of the losses, the speed at which claims are made and the terms of the policies in question, we may be required to make large claim payments. We may be forced to fund these obligations by liquidating investments under unfavorable market conditions, or by raising funds under unfavorable financial terms. These elements could have significant consequences for our financial position.
We have succeeded in managing our exposure to catastrophes through a policy of selective underwriting practices, particularly by limiting our exposure to certain events which are now frequent in the Gulf of Mexico, and by monitoring the accumulation of risks by geographic region, and by retroceding a portion of those risks to other reinsurers (retrocessionnaires) selectively chosen based on their solid financial solvency margin. There can be no assurance that such measures, including the management of risks on a geographic basis or retrocessions, will be sufficient to protect us against major losses from catastrophes, or that retrocession will continue to be possible at commercially acceptable rates. Although we strive to limit our exposure to acceptable levels, it is possible that several concurrent catastrophic events could have a material adverse effect on our assets, operating income and financial position. To obtain a better picture of our possible exposure, we strengthened our modeling of our exposure to natural catastrophes by adopting the Eqecat model in 2005.
3 We may suffer losses due to our exposure to risk related to terrorist acts.
In the context of our business, we may be exposed to claims arising from the consequences of terrorist acts. These risks, the potential significance of which can be illustrated by the September 11, 2001 attack in the United States, can affect both individuals and property. The September 11, 2001 attack on the World Trade Center initially led the Group to fund reserves as a reinsurer, which were valued on the basis of the assumption that the attack on the two towers of the World Trade Center was a single event and not two events under the terms of the applicable insurance policy issued to the lessees of the WTC and other persons.
On December 6, 2004, a jury determined that the attack on the World Trade Center constituted two distinct occurrences and therefore our ceding company was liable for two events in application of the insurance policy it had written.
However, the jury did not determine the amount of the damages owed by the insurers. A separate appraisal procedure supervised by a court is in progress to determine the amount owed by the insurers for the damages resulting from the destruction of the WTC towers. Pending the final decision from the appraisal procedure, which is scheduled at the end of 2006 or early 2007, we have determined that it would be prudent to raise our reserves on the basis of the initial replacement value established by our ceding company. Accordingly, the gross amount of the reserves was raised from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and the net retrocession amount from USD 167.5 million to USD 193.5 million. Those amounts did not change significantly in 2005.
The jury’s verdict that the attack on the World Trade Center constituted two distinct occurrences and not a single occurrence under the wording of the insurance policy from our ceding company has been appealed in the U.S. Court of Appeals for the Second Circuit, and a decision is expected in 2006. See Section 8.16 – Exceptional events and litigation for a discussion of the current proceedings concerning the World Trade Center.
After the events of September 11, 2001, we adopted underwriting rules to exclude or limit our exposure to risks related to terrorism in our reinsurance treaties, in particular in those countries and for those risks considered as most exposed. Contracts entered into prior to the implementation of these measures, however, remain unchanged. In addition, it has not always been possible to implement these measures, particularly in our principal markets. For example, certain European countries do not permit excluding terrorist risks from insurance policies. Due to these regulatory constraints, we have actively supported the creation of insurance and reinsurance pools that involve insurance and reinsurance companies as well as public authorities in order to spread the risks of terrorist activity among the members of these pools. We are participating in pools that have been formed in certain countries, such as France (GAREAT), Germany (Extremus), and the Netherlands (NHT), which give us limited and known commitments. In the United States, although the “Terrorism Risk Insurance Act,” which initially (until the end of 2005), established a program of federal assistance to aid the insurance companies to cover the claims resulting from losses due to future terrorist acts and requires that terrorist acts be covered by insurers, was approved in November 2002 and extended in 2005, the American market continues to be exposed to certain substantial risks in this segment. However, SCOR has significantly reduced its exposure in the American market by substantially reducing underwriting of reinsurance treaties with the major national insurers (see also the section “Our results may be impacted by the inability of our retrocessionaires or other members of pools in which we participate to meet their obligations”). In addition to the commitments described above, the Group does reinsure, from time to time, terrorist risks, usually limiting by event and by period the coverage that ceding companies receive for damage caused by terrorist acts.
As a result, new terrorist acts, whether in the United States or other countries, could result in the payment of substantial claims and, therefore, could have a significant effect on our operating income, results of operations, financial condition and our future profitability.
4 We could suffer losses as a result of our exposure to environmental pollution and asbestos-related risks.
Like other reinsurance companies, we are exposed to environmental and asbestos-related risks, particularly in the United States. Insurers are required under their contracts with us to notify us of any claims or potential claims that they are aware of. However, we often receive notices from insurers of potential claims related to environmental and asbestos risks that are imprecise, as the primary insurer may not have fully evaluated the risk at the time it notifies us of the claim. Due to the imprecise nature of these claims, the uncertainty surrounding the extent of coverage under insurance policies and whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability, we can, like other reinsurers, only give a very approximate estimate of our potential exposure to environmental and asbestos claims that may or may not have been reported. In 2005, SCOR increased its reserves for asbestos-related risks by €13 million and reduced its reserves for environmental risks by €15 million following commutations based on old risks in Europe. As of December 31, 2005, we believe that we have sufficient reserves to meet our commitments for environment and asbestos-related risks, representing about eleven years of payments.
Nonetheless, due to the changing legal and regulatory environment, including changes in tort law, the evaluation of the final cost of our exposure to asbestos-related and environmental claims may be increasing in undefined proportions. Diverse factors could increase our exposure to the consequences of asbestos-related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. Under these conditions, it is difficult to evaluate the amount of the reserves to be funded for these loss risks. We therefore rely on market assessments of survival ratios for funding our reserves although data currently available for the American market relates to old underwriting years for which we do not have a substantial exposure.
Because of the lack of information and uncertainties, we cannot exclude the possibility that we may have to pay significant environmental and asbestos claims, which could have a material adverse effect on our operating income, results of operations, financial condition and our future profitability.
5 If our reserves prove to be inadequate, our net income, operating income and financial position may be adversely affected.
We are required to maintain reserves to cover our estimated ultimate liability for Property-Casualty losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period, net of estimated related salvage and subrogation claims. Our reserves are established on the basis of the information provided to us by the insurance companies, particularly the level of their reserves and also on our knowledge of the risks, the studies we conduct and the trends that we regularly observe. For our Life business, we are required to maintain reserves for future policy benefits that take into account expected investment yields and mortality, morbidity, lapse rate and other assumptions. In our Non-Life business, our reserves and policy pricing are based on a number of assumptions and on information provided by third parties, which, if proven to be incorrect, could have an adverse effect on our results of operations. Even though we are entitled to audit the companies with which we do business, and despite our frequent contacts with these companies, our reserving policy remains dependent on the risk evaluations of these companies.
The inherent uncertainties in estimating reserves are compounded for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the primary insurer and ultimately to the reinsurer, the primary insurer’s payment of that loss and subsequent indemnification by the reinsurer, as well as by differing reserving practices among ceding companies and changes in case law, particularly in the United States.
Furthermore, we have a significant exposure to a number of business lines for which we know it is particularly difficult to monitor reserves because of the “long-tail” nature of our businesses, particularly workers’ compensation, liabilities insurance, and environmental and asbestos-related claims. Our reserves for these lines of business represent a significant portion of our technical reserves, although the proportion has been decreasing as we have correlatively increased the proportion of our Property business relative to our Casualty and liability business. In relation to such claims, it has in the past been necessary to revise our estimated potential loss exposure and, therefore, the related loss reserves. Changes in the law, regulations, case law and legal doctrine, as well as developments in class action litigation, particularly in the United States, add to the uncertainties inherent in claims of this type.
We review our method and the amount of reserves annually and conduct portfolio audits if necessary. To the extent that our reserves prove to be insufficient, after taking into account available retrocession coverage, we increase our reserves and incur a charge to earnings, which can have a material adverse effect on our consolidated net income and financial condition. We strengthened our reserves on several occasions in 2002 and 2003 following internal and external actuarial reviews. At the accounts closure on September 30, 2003, the Group increased its technical reserves by €297 million. A large portion of those additional reserves, an amount of 290 million, was related to losses from business underwritten by SCOR US and CRP over the period from 1997 to 2001. Those additional reserves are primarily related to business lines placed in run-off, such as buffer layers and program business, or sharply reduced, such as workers’ compensation. If we have to raise our reserves in the future, it could materially impact our results and our financial position.
In addition, because we, like other reinsurers, do not separately evaluate each of the risks insured under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risk we assume. To reduce this risk, we conduct risk audits and regularly visit our ceding companies, and carry out portfolio audits of our business.
6 Our results may be impacted by the inability of our retrocessionaires or other members of pools in which we participate to meet their obligations and by the ability to retrocede commitments under acceptable commercial terms.
We transfer a portion of our exposure to certain risks to other reinsurers through retrocession arrangements. Under these arrangements, other reinsurers assume a portion of our losses and expenses associated with losses in exchange for a portion of policy premiums. When we obtain retrocession, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. We also assume credit risk by writing business on a fund withheld basis. Therefore, the inability of our retrocessionnaires to meet their financial obligations could materially affect our operating income and financial position. We periodically review the financial position of our reinsurers. Their financial strength may have deteriorated at the time they are asked to pay the amounts due, which can occur many years after the contract is signed. Accounts receivable for which a probable loss is recorded are depreciated in our accounts. Furthermore, since our reinsurers do business in the same sector as we do, events that have an adverse effect on the sector could have the same effect on all of the participants in the reinsurance sector.
To reduce these risks, we maintain a prudent policy for the selection of our retrocessionnaires. Moreover, a portion of the accounts receivable due from our retrocessionnaires is guaranteed by letters of credit or the deposits of our retrocessionnaires.
We participate in various pools of insurers and reinsurers in order to spread certain risks, in particular terrorism risks, among the members of the pool. In case of the complete default of a member of a pool, we could be required to assume a portion of the liabilities and obligations of the defaulting member, which could affect our financial position.
7 We operate in a highly competitive business sector.
The reinsurance business is highly competitive. Our position in the reinsurance market is based on several factors, such as the financial strength of the reinsurer as perceived by the ratings agencies; underwriting expertise; reputation and experience in the lines written; the jurisdiction in which the reinsurer is licensed, the premiums charged, as well as the other terms and conditions of the reinsurance offered, the services offered and the speed at which claims are paid. We compete for business in the French, European, American, Asian and other international reinsurance markets with numerous international and domestic reinsurance companies, some of which have a larger market share, greater financial resources and higher ratings from financial ratings agencies than we do.
When the supply of reinsurance is greater than the demand from ceding companies, our competitors, some of which have higher financial ratings, may be better positioned to enter into new contracts and to gain market shares at our expense. From 2003 to mid-2005, our rating had a significant impact on our competitive position. When S&P upgraded our rating on August 1, 2005, it improved our competitive position in our principal markets. However, the fact that we have not obtained an A rating from the AM Best rating agency is currently penalizing our operations and our competitive position in the United States, primarily in Life Reinsurance, but we cannot quantify the impact (see the risk factor “Financial rating plays an important role in our business”).
8 We are exposed to the risks of changes in interest rates and trends in the capital markets.
Investment returns are an important part of our overall profitability and changes in interest rates and fluctuations in the fixed income and equity markets could have a material adverse impact on our profitability, cash flows, results of operations and financial condition.
Interest rate fluctuations could have consequences on our return from fixed-income securities, as well as the market values of, and corresponding levels of capital gains or losses on the fixed-income securities in our investment portfolio. Interest rates are extremely sensitive to a number of factors beyond our control, including monetary and government policies, the economic environment and national and international policy.
During periods of declining interest rates, the Life insurance products and periodic-premium savings products, including the periodic-premium savings products invested in rate instruments (“fixed annuities”) of SCOR Life U.S. Re, may become relatively more attractive to consumers, and may result in increased premium payments on products with flexible premium features, and an increase in the number of insurance policies renewed from year to year. During such a period, our investment earnings may be lower because the interest earnings on our fixed-income investments likely will have declined in parallel with market interest rates.
In addition, our fixed-income investments are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as a result of the decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.
Conversely, an increase in interest rates, as well as fluctuations in the capital markets, could also lead to unanticipated changes in the surrender methods for “fixed annuities” and other Life reinsurance products, including the fixed annuities of SCOR Life U.S. Re, particularly during periods of rising interest rates. This would result in cash outflows that might require the sale of assets at a time when the investment portfolio is negatively affected by increases in interest rates, resulting in losses.
We are also exposed to credit risks in the fixed-income securities markets since the financial difficulties of certain issuers and the deterioration of their credit quality could make payment of their obligations uncertain and lead to lower market prices for their fixed-income securities, which would affect the value of our investment portfolio.
Rate risk is managed within the Group primarily at two levels. At the level of each entity, we take into account the asset-liabilities backing policy and the rules of congruence, and local regulatory, accounting and tax constraints. At the central level, we conduct operations to consolidate all portfolios in order to identify the overall risk and return level.
Accordingly, the Group has analytic tools that guide both its strategic allocation and local distribution.
The sensitivity to changes in interest rates is analyzed generally on a monthly basis. The Group analyzes the impact of a major change in interest rates on all the portfolios and at the global level. In such a case, the Group identifies the unrealized capital loss if rates rise and then decides whether a hedging policy should be implemented. We measure the instantaneous unrealized loss for a uniform increase of 100 basis points in the rates or in the case of a distortion of the structures by interest rate terms. The primary risk measurement used is sensitivity or duration. An analysis of the impact on the portfolio may lead to decisions for reallocation or hedging.
The rate risk is monitored continuously by the Group. Because of an essentially medium-term investment activity that is tied to the duration of liabilities, portfolio rotation is moderate. Thus, the Group’s average duration is relatively stable, which allows rapid risk assessment.
For maturities and interest rates on financial assets and liabilities, and for an analysis of interest rate sensitivity, see Section 5.7 — Notes to Consolidated Financial Statements – Note 28 – Maturity and interest rates of financial assets and liabilities and Sensitivity to foreign exchange and interest rates.
9 We must face risks related to our equity-based portfolio.
We are exposed to equity price risk. The stocks of publicly traded companies represented about 9% of our investments as of December 31, 2005. The stock markets rose in 2005, generating capital gains. Conversely, a general and sustained decline in the equity markets would mean a depreciation of our stock portfolio. Such depreciation could affect our operating results and financial condition.
Stock investments are considered to be an asset class that is both traditional and strategic for the Group. The goal is to develop and manage a quality and diversified portfolio of stocks that will appreciate over the medium term (investment horizon greater than 2 years). We also look for stocks that offer high dividend pay-outs. Thus, our approach is basic.
Our exposure to the stock market is generated both by direct stock purchases and by purchases of units in mutual funds.
Because stocks are more volatile than bonds, this asset class is continually tracked. All stock positions (directly held or held in mutual funds) are aggregated and valued daily. This approach allows us to monitor changes in the portfolio and to identify the investments with higher than average volatility as soon as possible (alert signals). It also facilitates portfolio arbitrage or reorganization decisions.
The stock risk is controlled and measured. It is controlled at the level of the Group’s exposure, which is decided by management and regularly reviewed by the Investment Committee (generally once a month). It is also controlled by a maximum exposure defined by stock or by mutual fund, which is reviewed on a regular basis (the exposure to a large cap stock will generally be greater than exposure to a mid-cap stock). The control ratios on mutual funds are also reviewed regularly.
To measure the risk, a “stock” beta of 1 is generally used. This assumption consists of considering that the whole portfolio varies homogeneously and with the same magnitude as the stock market, which is true on the average. Therefore, the Group has a daily measurement of the change in the unrealized value of the stock portfolio for an instantaneous change of plus or minus 10% in the stock market.
10 Financial ratings are important to our business.
Our ratings are reviewed periodically. In 2003, the leading ratings agencies downgraded our financial ratings several times and placed them on watch, notably following the announcement of the increase in our technical reserves and the amount of our losses in third quarter 2003. Although S&P raised our rating from BBB+ to A- on August 1, 2005, we have not yet received an A rating from AM Best, which impacts our competitiveness, primarily in the United States.
Our Life, major account Facultatives and our direct underwriting businesses are particularly sensitive to the perception of our financial position and rating held by ceding companies and our clients. Our rating in 2004 made it difficult to renew certain contracts and certain treaties with existing clients and to obtain new clients, particularly in the Life and large account Facultatives business and in our direct underwriting segments. In addition, those ratings also led to a reduction by certain ceding companies of their shares in treaties or contracts in 2004. Finally, some of our reinsurance treaties contain termination clauses triggered by ratings.

The timing of any changes to our credit ratings is particularly important to our business since our contracts and treaties in the Life and major account Facultatives are renewed according to a precise schedule throughout the year. In the United States, our contracts and treaties are generally renewed on January 1 and July 1. If our rating from AM Best does not improve before these renewal dates, it could have an adverse effect on our revenues in 2006 and 2007.
Moreover, a portion of our business is conducted with American ceding companies which, because of local regulations and market practices, require us to obtain letters of credit from banks in order to sign reinsurance treaties. If we are unable to honor our financial commitments under our outstanding credit facilities or if we suffer any further ratings downgrade, our financial situation and results could be significantly affected.
11 A significant portion of our treaties contain provisions relating to financial strength, which could have an adverse effect on our financial situation.
Some of our reinsurance treaties, notably in the Scandinavian countries, the United Kingdom and the United States, contain clauses concerning financial strength, and provide for the possibility of early termination for our ceding companies if our rating is downgraded, if our net financial position falls below a certain threshold, or if we carry out a reduction in share capital. Accordingly, such events could allow some of our ceding companies to terminate their contract commitments, which would have a material adverse effect, but which cannot be quantified, on our financial position.
Moreover, our principal lines of credit contain financial commitments and financial requirements which, if not met, constitute default and result in the suspension of the use of current credit facilities and a ban on obtaining new lines of credit, which could in some cases have a negative impact on our financial position.
12 We face liquidity requirements in the short to medium-term.
The main sources of revenue from our reinsurance operations are premiums, revenues from investing activities, and realized capital gains. The bulk of these funds are used to pay out claims and related expenses, together with other operating costs. Our operations generate substantial cash flows because most premiums are received prior to the date at which claims must be paid out. These positive operating cash flows, together with the portion of the investment portfolio held directly in cash or highly liquid securities, have always allowed us to meet the cash demands generated by our operating activities.
•	In June 2004, we issued for a nominal amount of €200 million, OCEANEs, which are bonds convertible or exchangeable for new or existing shares. The OCEANE bonds will be fully redeemed on January 1, 2010. We used the proceeds from the OCEANE bond issue with available cash to repay €235 million on our 1999 OCEANE bonds that matured on January 1, 2005.

•	In 2002, we issued €200 million of unsubordinated notes redeemable at maturity on June 21, 2007.
Despite the level of cash generated by SCOR’s ordinary activities, we may be required to seek full or partial external financing in order to meet some or all of the foregoing payments.
The amount of any required external financing will depend in the first place on the Group’s available cash. Our decision to withdraw from a significant number of business lines has significantly reduced our premium income, which may further affect our cash flow. A significant portion of our Life assets are collateralized, either to secure letters of credit obtained from banks to allow us to enter into reinsurance treaties with ceding companies, or to guarantee payment of loss claims made by ceding companies. These liabilities amount to €2,080 and limit our capacity to increase liquid assets through asset disposals. The credit agreements were renewed in 2005. The cash available in Group subsidiaries may not be transferable to the Company, in application of local regulations and because of the cash needs of those subsidiaries.
Moreover, access to outside financing depends on a large number of other factors, many of which are beyond our control, including general economic conditions, market conditions, and investor perceptions of our industry and our financial position. In addition, our ability to raise new financing depends on clauses in our outstanding finance contracts and on our credit ratings. We cannot guarantee that we will be in a position to obtain additional financing, or to do so on commercially acceptable terms. If we were unable to do so, the pursuit of our business development strategy and our financial condition would be materially adversely affected.
13 We are exposed to risks linked to foreign exchange rates.
We publish our consolidated financial statements in euros, but a significant part of our income and expenses, as well as our assets and liabilities, are denominated in currencies other than the Euro. Consequently, fluctuations in the exchange rates used to translate these currencies into euros may have a significant impact on our reported results of operations and net equity from year to year.
Fluctuations in exchange rates can have consequences on our results because of the conversion of those results into foreign currencies and the absence of congruency between assets and liabilities in foreign currencies.
We ensure that each legal entity of the Group is congruent for all currencies used and, as a result, currency fluctuations have only minimum impact on the Group’s earnings. Thus, as of December 31, 2005, the Group’s currency result was €8 million, compared with €-13 million at December 31, 2004.
This congruence policy is achieved either through over-the-counter arbitrage or through the use of forward hedges.
In addition, the equity of most of the entities of our Group are denominated in a currency other than the Euro, often in US dollars.

As a result, a change in the exchange rates used to convert foreign currencies into euros, particularly the weakness of the dollar against the Euro in recent years, has had and may have in the future, a negative impact on our consolidated equity. However, during 2005, the appreciation of the dollar generated a positive translation adjustment of €97.6 million in the Group’s equity. These changes in the value of the equity of our subsidiaries is not currently hedged by the Group.
For the consolidated net position of assets and liabilities by currency, and for an analysis of sensitivity to exchange rates, see Section 5.7 - Notes to Consolidated Financial Statements – Note 28 — Exposure to currency fluctuations and Sensitivity to currency and interest rates.
14 Our Non-Life subsidiaries in the United States have had to face financial difficulties and some of our American subsidiaries are subject to a regulatory review by U.S. insurance regulators.
The activities of our American Non-Life subsidiaries cover current activities and run-off activities. These run-off activities have deteriorated, primarily because of an increase in the claims rate for the years from 1997 to 2001, the terrorist attacks on September 11, 2001 and claims that have affected the workers’ compensation and credit-surety business lines. As the result of American regulatory solvency requirements, we had to strengthen the long-term capital of our American subsidiaries in 2003, 2004 and 2005 through share capital increases totaling USD 402 million or by granting loans.
As a result of those share capital increases, active management of the run-off activities, a reduction in the volume of premiums underwritten in 2004, and careful cost management, the total assets and solvency margin of our American subsidiaries were much greater than American regulatory requirements at December 31, 2005.
Our American insurance and reinsurance subsidiaries are required to file financial reports in the states in which they are licensed or authorized, prepared in accordance with the accounting principles and methods required by the New York State Insurance Department (NYID) or other supervisory authorities in the Federal states in which they are headquartered.
15 We face risks from changes in government regulations and laws and certain litigation matters.
As of this date, we are subject to detailed and complete regulations and to the supervision of the insurance and reinsurance regulatory authorities in all countries in which we operate. Changes in existing laws and regulations may affect the way in which we conduct our business and the products we may offer or the amount of reserves to be posted, including on claims already declared. Insurance and reinsurance supervisory authorities have broad administrative power over many aspects of the reinsurance industry and we cannot predict the timing or form of any future regulatory initiatives. Furthermore, these authorities are concerned primarily with the protection of policyholders rather than shareholders or creditors. The diverse regulations governing our industry would be reduced after the transposition of Directive 2005/68/EC of November 16, 2005 which confers control of a community reinsurance company exclusively to the regulatory authority in the country in which the company is headquartered. Moreover, under this directive, a regulation governing technical reserves, solvency margins and guarantee funds would apply to European reinsurers as of December 10, 2007 or, if national lawmakers use the option granted by the directive to provide an additional 12-month period to allow reinsurers already established to comply with new prudential requirements, as of December 10, 2008. The directive defines the minimum conditions common to all member States of the Community, and gives national legislators the option to set more stringent requirements. The national provisions adopted for the transposition of this directive, as well as other legislative or regulatory changes, could increase the harmonization of regulations governing reinsurers with the regulations governing insurers. Those new regulations and statutes may over time restrict our ability to write new contracts or treaties. Moreover, we are involved in legal and arbitration proceedings in certain jurisdictions, particularly in Europe and the United States. In particular, we are parties to an action filed by the former minority shareholder of IRP Holdings Limited in Boston (Massachusetts, United States) (See Section 8.16 – Exceptional events and litigation). Negative changes in laws or regulations or an adverse outcome of these proceedings could have a material adverse affect on our business, liquidity, financial position and operating results.
The reinsurance industry can also be affected by political, judicial, social and other legal developments, which have at times in the past resulted in new or expanded grounds of liability. For example, we could be subject to new regulations that would require an obligation for additional coverage beyond our intent at the time of underwriting, or which would increase the number or size of claims which we would have to meet. We cannot predict the impact of changing political, judicial, social and legal developments on our operations, and any change could have a material adverse effect on our financial position, operating results or cash flows.
16 Political, legal, regulatory and industry initiatives relating to the reinsurance industry, including investigations into contingent commission arrangements and certain finite risk or alternative risk transfer reinsurance treaties, could have adverse consequences on our business and industry.
Recently, the insurance industry has experienced substantial volatility as a result of current litigation, investigations and regulatory activity by various administrative and regulatory authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to their brokers or agents, the disclosure of such compensation, and the accounting treatment of finite risk treaties or other types of non-traditional risk transfer products. At this time, it is not possible to predict the potential effects, if any, that these investigations may have on the insurance and reinsurance markets and industry business practices or customs or what, if any, or the changes which may be made to the laws and regulations governing the industry and financial reporting. Any of the aforementioned effects or changes could have adverse consequences on the reinsurance sector.
In addition, public authorities in the United States and the rest of the world review very carefully the potential risks presented by the reinsurance sector in general, and the consequences of those risks on the commercial and financial systems. While these investigations do not appear to have revealed new significant risks generated by the reinsurance sector for the financial system or the insured, and although it is not possible to predict the exact nature of possible initiatives by public authorities, or the schedule or scope of such initiatives, it is probable that stricter regulations could govern the reinsurance sector in the future.
17 Our business, our future profitability and our financial position would be adversely affected by the run-off of some of our activities in the United States and in Bermuda
In January 2003, we placed the CRP operations in run off and, under the “Back on Track” plan, we elected to withdraw from certain business lines in the United States. Those operations are organized as run-off activities, and we installed a management team to implement the management and commutation of those activities. The costs and liabilities associated with these run-off businesses and other contingent liabilities could force the Group to pay additional costs, which could impact the Group’s operating results.
An essential element of our strategy for the run-off of some of our operations in the United States includes the commutation of the risks held by our Bermudan subsidiary CRP and some of the risks underwritten in the United States by SCOR US. The current level of reserves was substantially reduced between December 31, 2002 and December 31, 2005, since it declined about 55% over that period. The possibility of commuting all the reserves within a foreseeable time is uncertain, because it depends heavily on the attitude of the ceding companies.
18 Our shareholders’ equity is sensitive to the value of our intangible assets.
A significant portion of our assets consists of intangible assets the value of which depends in large part on our future operational earnings. The valuation of intangible assets also assumes that we are making subjective and complex judgments concerning items that are uncertain by nature. If a change were to occur in the assumptions underlying the valuation of our intangible assets, we might be forced to reduce their value, in whole or in part, which would have the effect of reducing our capital base.
The amounts of the goodwill included in our consolidated financial statements may be affected by economic and market conditions. As of December 31, 2005, we had goodwill in the amount of €200 million, resulting principally from our acquisitions of South Barrington in 1996 and SOREMA North America and SOREMA S.A. in 2001. If the assumptions underlying the existence of these goodwill items were called into question, we might be forced to significantly depreciate the value of the related goodwill, which would have a negative impact on our results.
In order to evaluate any impairment of goodwill, an impairment test of goodwill is performed every year on the same date and more frequently if an unfavorable event occurs between two annual tests. An impairment is recognized when the net book value is greater than the recoverable value. The result of the test performed justifies the goodwill recognized in our accounts.
As of December 31, 2005, we had a total amount of net deferred tax assets of €143 million. The recognition of deferred tax assets is based on the applicable tax legislation and accounting methods and also depends on the performance of each unit, which allows recoverability of these deferred tax assets in the future. Because of the losses suffered, we were forced in 2003 to depreciate all the deferred tax assets of SCOR U.S. In 2005, SCOR U.S. recorded a loss, but we did not activate the taxes. The deferred taxes generated by the other entities of the Group were maintained. The deferred taxes generated by the other units of the group were maintained. Nevertheless, the occurrence of other events could lead to the loss of other deferred tax assets, such as changes in tax legislation or accounting methods, operational earnings lower than currently projected or losses continuing over a longer period than originally planned. All of these developments or each of them separately could have a significant negative impact on our financial position and our operating earnings.
Acquisition costs, including commissions and underwriting costs, are recognized as assets up to a maximum of the profitability of the contracts. They are amortized on the basis of the residual term of the contracts in Non-Life, and on the basis of the recognition of future margins for Life contracts. As a result, the assumptions considered concerning the recoverable nature of the deferred acquisition costs are, affected by factors such as operating results and market conditions. If the assumptions for recoverability of deferred acquisition costs are incorrect, it would then be necessary to accelerate amortization, which could have a substantial negative effect on our financial position and our operating results.
19 Operational risks, including human errors or systems failures, are inherent in our business.
Operational risks are inherent in our business. Operational risk and losses can result from business interruption, misconduct or fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, poor vendor performance or external events.
We believe our modeling, underwriting and information technology and application systems are critical to the correction operation of our business. Moreover, our proprietary technology and applications have been an important part of our underwriting process and our ability to compete successfully. We have also licensed certain systems and data from third parties. We cannot be certain that we will have access to these, or comparable, service providers, or that our technology or applications will continue to operate as intended. Our information technology is subject to the risk of breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data. A major defect or failure in our internal controls or information technology and application systems could result in management distraction, harm to our reputation, increased expense or financial loss. The potential impact of these risks is considered from a qualitative and not a quantitative viewpoint. We believe appropriate controls and procedures to minimize the impact of the faults or defects described above are in place and are appropriate, or are being formalized and deployed. If not, the unfavorable consequences for our business could be significant.

20 Insurance and risk coverage (excluding reinsurance activity)
SCOR, both at the level of the parent company and the subsidiaries, operates a financial business. Therefore, it is not dependent, as industrial companies may be, on a production tool, and generates few physical risks for its immediate environment.
Some of SCOR’s major assets include its IT network and its communication tools, which are regularly updated to reflect technological progress.
In these fields, emergency solutions have been organized off-site such as system duplication and data backup, to allow business continuity in the event of a major incident. Catastrophic scenarios that could affect SCOR’s entire working tool are being studied and will lead to the revision of the business continuity plan.
The properties and other assets of SCOR and its subsidiaries are covered locally for replacement value through property and fire damage and comprehensive IT risk policies. The levels of self-insurance depend on the risks insured and are generally less than €15,000 in deductibles per claim.
Liability risks are covered at Group level in amounts considered to be sufficient.
Third-party liability risks related to the operation of the company because of employees and properties are insured for €15 million. Professional liability risks are insured for €20 million above a self-insurance charge of €2 million. The Group is covered against the civil liability of its officers and directors. In addition, it has €10 million in fraud coverage. All of these insurance policies are with first-tier insurers.
The management of the Group’s property and liability insurance is subject to a validation procedure during which a steering committee composed of specialist employees is asked to issue an opinion every six months. Assessment of the strategies taken is performed by the Chief Risk Officer (CRO).
8.10 UNDERWRITING, RISK MANAGEMENT AND RETROCESSION
Underwriting
Consistent with its strategy of selective market and business segment development, the Group seeks to maintain a portfolio of business risks that is strategically diversified both geographically and by line and class of business. Pursuant to the “Moving Forward” plan, SCOR has attempted to reduce its exposure to the U.S. market by declining to underwrite major national insurers and by reducing the percentage of its non-Life reinsurance premium income earned in the United States from 15% in 2003 to 10% in 2005. In addition, the Company has established general underwriting guidelines for its subsidiaries in order to ensure the diversification and management of risks based on sectors and business categories.
Underwriting is performed by the dedicated teams of the Facultative and Major Corporate Account divisions in its Non-Life Segment and by underwriting teams in the Life segment, with the support of technical departments, such as actuaries, claims mangers, and the legal, retrocession and accounting departments.
Underwriting, actuarial, accounting and other support staff are located in the Group’s Paris headquarters as well as in local subsidiaries and branches. While underwriting is carried out at decentralized (subsidiary or division) level, the Group’s overall exposure to particular risks and in particular geographic zones is centrally monitored from Paris. The underwriting policy and rules are validated every year by the Chief Risk Officer (CRO).
Property-Casualty Treaty underwriters manage client relationships and offer reinsurance support after a careful review and assessment of the ceding company’s underwriting policy, portfolio profile, exposures and management procedures. They are responsible for writing treaty business as well as small facultative risks in their respective territories within the limits of their delegated underwriting authority and the scope of underwriting guidelines approved by the Group General Management.
The underwriting teams are supported by a technical underwriting unit based in the Group head office. The technical underwriting unit provides worldwide treaty and small facultative underwriting guidelines, the delegation of capacity, underwriting support to specific classes or individual risks when required, ceding company portfolio analyses and risk surveys.
The underwriting teams are also supported by a Group actuarial unit responsible for pricing and reserving methods and tools to be applied by the actuarial units based in the treaty operating units. The Group audit department conducts frequent underwriting audits in the operating units.
Most facultative underwriters belong to the Business Solutions departments centralized in the Global P&C division, which operates worldwide from five sites (Paris, London, Toronto, New York and Singapore) and with underwriting entities located in some of the Group’s subsidiaries or branches. This division is dedicated to large corporate businesses and is geared to provide its clients with solutions for hedging conventional risks. Small Property and Casualty facultative underwriting is handled by the Property-Casualty Treaty team.
Life underwriting within the Group is under the worldwide responsibility of SCOR VIE. Our Life clients are life insurance companies worldwide. They are served by specialized Life underwriters familiar with the specific features of each of the markets in which they operate, including mortality tables, morbidity risks, disability and pension coverage, product development, financing and specific market coverage and policy conditions. Life underwriting consists of the consideration of many factors, including the type of risks to be covered, ceding company retention levels, product and pricing assumptions and the ceding company’s underwriting standards and financial strength.

Life underwriters worldwide are supported by the Life Underwriting Department, or LUD, which coordinates underwriting activities at the Group level and conducts underwriting audits in the operating units, and by the Technical and Development Department, or TDD, responsible for pricing tools, reserving rules, product development and retrocession. These two departments set the underwriting guidelines, which are approved by the Underwriting Innovation Committee, comprising SCOR Vie General Management, and the heads of underwriting units LUD and TDD. This Committee periodically reviews and updates the four levels of underwriting authority delegated to each underwriter.
Catastrophic events and managing risk exposure
Like other reinsurance companies, SCOR is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as a hurricane, windstorm, flood, hail or severe winter weather storm or an earthquake, or a man-made catastrophe such as an explosion or fire at a major industrial facility or an act of terrorism. Any such catastrophic event could generate insured losses in one or many of SCOR’s lines of business.
In 2005, like most other reinsurers, SCOR was affected by the abnormally high frequency of natural disasters throughout the world, particularly a storm in Europe, five hurricanes in the United States and Mexico, and a number of large claims for natural occurrences that were smaller in scope. Hurricanes Katrina, Rita and Wilma generated a total claims expense estimated before taxes and retrocessions, at €177.6 million at the end of 2005. The storms Erwin / Gudrun generated a total claims expense estimated before taxes and retrocession of €21.5 million, while hurricanes Stan and Emily, the floods in Europe and the Mumbai flood in India generated a total claims expense estimated before taxes and retrocession at €40 million.
In 2004, SCOR, like most other reinsurers, was adversely affected by the unusually high frequency of natural catastrophes around the world, including four hurricanes in the United States and the Caribbean and a number of typhoons in Asia. Hurricanes Ivan, Charley, Frances and Jeanne generated a total claims expense estimated before taxes and retrocession at €45 million at the end of 2005, compared with €34 million reported at the end of 2004. Typhoon Songda in Japan generated a claims expense estimated before taxes and retrocession at €49 million at December 31, 2005, compared with an estimate of €30 million, reported at December 31, 2004. Typhoons Rananim, Chaba and the tsunami in December 2004 had an impact of approximately €6 million on SCOR’s total claims expense, compared with an estimate of €12 million reported at December 31, 2004.
In 2003, SCOR suffered no major losses because of natural disasters. The largest claim was generated by storms in the U.S. Midwest for a net cost of about €20 million at the end of 2004, which had not changed at the end of 2005.
For all its property business, SCOR prudently evaluates the accumulations generated by potential natural events and other risks. This evaluation includes the risks underwritten by corporate headquarters and by its subsidiaries in France and elsewhere. Pursuant to the rules and procedures established by General Management in Paris, each subsidiary monitors the structure of its portfolio for each region or country and the Group Risk Management department based in Paris consolidates this data for the Group.
Depending on the region of the world and the danger in question, SCOR uses a variety of techniques to evaluate and manage its total exposure at the occurrence of natural disasters that result in property damage in every region of the world. SCOR quantifies this exposure in terms of a maximum commitment. SCOR defines this maximum commitment, taking into account policy limits, as its potential maximum loss caused by a single catastrophe affecting a large contiguous geographic area, such as a storm, hurricane or earthquake, and occurring within a given return period. SCOR estimates that the Group’s current maximum risks for catastrophes, before retrocession, come from earthquakes in Japan, Italy, Israel, Turkey, Taiwan, Chile, and Portugal and other weather-related risks concentrated primarily in Europe, Asia and North and Central America.
The following table summarizes the main identified natural catastrophe exposures of the Group by geographic area:

Exposure to the catastrophe (1)	Countries concerned— December 2005
in € million
100 to 200	Canada, United States, Mexico, Israel, Italy, Turkey
200 to 300	Chile, Portugal, Taiwan,
300 and more	Japan, Europe
(1) Calculated on a maximum potential loss for a given commitment period before retrocession.
The results are based on proprietary software.
For more than fifteen years, SCOR used its own internally-developed and regularly updated software program to evaluate maximum potential losses from earthquakes in twenty countries. SCOR currently uses SERN (System for Evaluation of Natural Risks) to simulate events and the resulting damages. SERN is an enhancement of existing models initiated in 1997 by SCOR and partners from prominent research institutes and recognized private IT companies. This software program is directly linked to our worldwide database and available to all of Scor’s subsidiaries and operating units. As of December 31, 2005, SERN can provide results for earthquake exposure in Australia, Algeria, Canada, Chile, Colombia, Greece, Indonesia, Israel, Jordan, Italy, Japan, Mexico, New Zealand, Peru, Philippines, Portugal, Taiwan, Turkey, the United States and Venezuela. For countries such as Japan and the United States, SCOR’s analyses are compared with other calculations performed using programs developed by specialized independent consultants.
In a similar manner and at the same time as what is done with SERN, the potential accumulations in the United States and in a growing number of countries are analyzed using external simulation tools; the principal tool used is World Cat Entreprise (WCE) developed by Eqecat. The potential accumulation due to typhoons in Japan is analyzed by combining (a) the arithmetic sum of the commitments for non-proportional treaties and (b) a scenario based on Mireille (major typhoon in Japan in 1991) for proportional treaties. The accumulations due to storms in Europe, the principal European earthquakes and the earthquake in

Japan for the treaty portfolio are now evaluated using software and outside simulation tools, primarily WCE. If necessary, SCOR periodically completes these analyses with outside studies covering either specific exposures or complete portfolios.
The following table highlights losses due to catastrophes for the years 2004 and 2005:

	At December 31
	in € million
	2004		2005
Number of catastrophes during the year (1)	2		3
Losses and claim management costs due to catastrophes, gross	40	(2)	215	(3)
Losses due to catastrophes, net of retrocession	40	(2)	168	(3)

Group ratio of net losses (4)	69%		74%
Group ratio of losses excluding catastrophes	67%		60%
(1) SCOR defines a catastrophe as an event involving multiple risks and causing pre-tax losses, net of retrocession, of €10 million or more.
(2) Typhoon Sondga plus Hurricane Ivan
(3) Hurricanes Katrina, Wilma, Rita, storm Gudrun and floods in Eastern Europe
(4) Loss ratios are calculated on the basis of the Non-Life claims experience expressed as a percentage of Non-Life premiums earned.
Claims
The Group’s Claims Department, created in April 2003, is tasked with managing and processing claims for the Group on the basis of a global control and reporting system and management commutation of claim portfolios.
The claims handling function is performed by the subsidiary Claims Departments, which initially process and monitor reported claims. The Group Claims Division supports and controls their general activity and takes over the direct management of large, litigious, serial and latent claims. Additionally, periodic audits are conducted on specific claims and lines of business and claims processing and procedures are examined at the ceding companies’ offices with the aim of evaluating their claims adjusting process, valuation of reserves and overall performance. Technical and legal assistance is provided to underwriters before and after accepting certain risks. When needed, recommendations are given to underwriters, local claims adjusters and management.
The main objectives of the Group’s Major Claims Committee, chaired by the Chief Operating Officer, are to review the consolidated impact of major, strategic claims and to monitor the management of such claims among the various business lines and countries. It reviews on a monthly basis all reported new large and strategic claims and follows the development of all such claims.
Retrocession
The Group retrocedes a portion of the risks it underwrites in order to control its exposure and claims. It pays premiums based on the risks and the exposure of its treaties and facultatives which are subject to retrocession. For SCOR, retrocession is generally limited to catastrophes and major property risks. Retrocession reinsurance is subject to collectibility in all cases where the original business accepted by the Group suffers from a loss. The Group remains primarily liable to the direct insurer on all risks reinsured although the retrocessionaire is liable to SCOR to the extent of the reinsurance limits purchased. SCOR then monitors the financial condition of retrocessionaires on an ongoing basis. In recent years, the Group has not experienced any particular difficulty in collecting the amounts owed by its retrocessionnaires. SCOR reviews its retrocession arrangements periodically, to ensure that they fit closely to the development of its business.
The retrocession procedures are centralized in the retrocession department of the non life sector. The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposures to large property losses. In particular, SCOR has implemented an overall program set in place on an annual basis that provides partial coverage for up to three major catastrophic events within one occurrence year. A major event is likely to be a natural catastrophe such as an earthquake, a windstorm, a hurricane or a typhoon in a region where the Group has major aggregate exposures stemming from the business written.
IRP Holdings Limited was established in December 2001 to reinsure (as a retrocessionnaire) certain SCOR Non-Life businesses on a quota share basis from 2002 forward. The purpose of this vehicle was to increase the underwriting capacity in order to underwrite more contracts and treaties during a period when premium levels were considered attractive. The retrocession rate in 2004 was 25% under the quota share treaties.
The quota share treaties between Irish Reinsurance Partners Limited, SCOR and certain SCOR Group subsidiaries were terminated, effective December 31, 2004. All the liabilities, rights and obligations of Irish Reinsurance Partners Limited under the quota share treaties were transferred to SCOR in October 2005.
These substitutions were made under novation contracts dated October 17, 2005 and October 26, 2005.
SCOR acquired the minority interests of IRP Holdings Limited for €183.1 million, corresponding to the share of the Highfields Funds in the equity of IRP Holdings Limited at December 31, 2004 established under American accounting rules. See Section 7.19 – IRP.

8.11 RESERVES
Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the ceding company and the reinsurer and the ceding company’s payment of that loss and subsequent payments to the ceding company by the reinsurer. To cover commitments on losses and future benefits, insurers and reinsurers fund reserves, which represent on the balance sheet the commitments corresponding to the estimate of the amounts that will have to be paid in the future for known or unknown claims, as well as the related expenses.
The Group maintains reserves to cover its estimated ultimate liability for claims related to known events or events not yet reported. The reserves for estimates of final losses and claims management costs are reviewed by management during the year, using new information as soon as it is available and the estimates are adjusted if necessary. Management considers many factors when setting reserves, including the following:
-      information from ceding companies;
-      historical trends, such as reserve patterns, claims payments, number of claims to be paid and the product mix;
-       internal methodologies to analyze the Group’s experience;
-      the most recent legal interpretations concerning coverage and commitments; and
-       economic conditions.
Based on these considerations, management believes that adequate provision has been made for the Group’s Life and Non-Life loss and LAE reserves. Liabilities on contracts net of retrocession were €5,652 million for Non-Life and €3,214 million for Life at December 31, 2005.
General
-	Non-Life business
As part of the reserving process, insurers and reinsurers review historical data and anticipate the impact of various factors such as legislative enactments and judicial decisions that may tend to affect potential losses from casualty claims, changes in social and political attitudes that may increase exposure to losses, mortality and morbidity trends and trends in general economic conditions. This process assumes that past experience, adjusted for the effects of current developments, is an appropriate basis for anticipating future events. This method for valuing reserves implicitly takes into account the impact of inflation and other factors affecting claims, by taking into account changes in historical claim patterns and current trends. There is no precise method, however, for evaluating the impact of each specific item on the adequacy of reserves, because the accuracy of the amount depends on many factors.
The Group regularly reviews and updates its methods for determining incurred but not reported (IBNR) claims reserves. However, it is difficult to value the amount of reserves required, especially in view of changes in the legal environment, including civil liability law, which may impact the development of reserves. While this process is complicated and subjective for the ceding companies, the inherent uncertainties in these estimates are even greater for the reinsurer, primarily because of the longer time period between the date of an occurrence and the request for payment of the claim to the reinsurer, the diversity of contract development schemes, both treaties or facultative, dependence on the ceding companies for information regarding claims, and differing reserve practices among ceding companies. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Thus, actual losses, LAE and future policy benefits may deviate, perhaps significantly, from estimates of reserves reflected in the Group’s consolidated financial statements.
When a claim is reported to the ceding company, the departments managing the claims establish reserves corresponding to the estimated amount of the ultimate settlement for the claim. The estimate reflects the judgment of the ceding company’s claims personnel, based on its reserving practices. The ceding company reports the claim to the Group entity from which it obtained the reinsurance, together with the ceding company’s suggested estimate of the claim’s cost. The Group records the ceding company’s suggested reserve and may establish additional reserves based on review by the Group’s claims department and internal actuaries. Such additional reserves are based upon the consideration of many factors, including coverage, liability, severity and the Group’s assessment of the ceding company’s ability to evaluate and handle the claim.
In accordance with industry practices, the Group maintains IBNR reserves. These reserves are determined on an actuarial basis and represent:
- the final amount of the claim that may be paid by the Group on losses or events that have occurred, but are not yet known to the ceding company or the Group; and
- the cost variation projected on claims already reported to the Group.
In determining the amount of its reserves, the Group generally uses actuarial techniques that take into account quantitative loss experience data, together with qualitative factors, where appropriate. The reserves are also adjusted to reflect changes in the volume of business written, reinsurance treaty terms and conditions, the mix of business and claims processing that may potentially affect the Group’s commitment over time. With the exception of the reserves for workers’ compensation benefits and most of the CRP reserves, which are discounted pursuant to American and Bermudan regulations, the Group does not discount Non-Life reserves.
-	Life business
In Life Reinsurance, reserves for policy claims and benefits are established on the basis of the Group’s best estimates of mortality, morbidity, and investment income, with a provision for an adverse change. The liabilities for future policy benefits established by the Group with respect to individual risks or classes of business may be greater or less than those established by ceding companies due to the use of different mortality and other assumptions. Reserves for policy claims include both mortality claims in the process of settlement and claims that have been incurred but not yet reported. Actual events in a given period may be more costly than projected and, therefore, may adversely affect the Group’s operating results for that period.
Change in reserves for damage claims

in EUR million	2005	2004

Reserves for gross claims at January 1	6,550	7,454

Share of reinsurers in reserves for claims to be paid at January 1	-536	-691

Reserves for net claims at January 1	6,014	6,763

Claim incurred, current year	1,585	1,525
Claim incurred, prior years	-334	-419

Total claim incurred	1,251	1,106

Claims paid, current year	-753	-429
Claims piad, prior years	-896	-1,309

Total paid losses	-1,649	-1,738

Currency fluctuations	208	-118

Reserves for net claims to be paid at December 31	5,824	6,014

Whereof Share for reinsurers	-554	-536

Commutations
In 2005, the Group has pursued an active commutations policy for its portfolio, the main objectives being to reduce the volatility of claims reserves and to allow the freeing of capital. This policy will be continued in 2006, by focalizing efforts on the run-off activities and business exposed to Asbestos and Pollution risks.
Commutations on Non Life business were realized in the portfolios of SCOR US, CRP and European business.
Total commutations realized at SCOR US during 2005 amounted to gross reserves of €264 million. These commutations have contributed to the global drop in reserves at SCOR US of 10% to €1,461 million.
Regarding CRP, the commutations realized for a total amount of €50 million, as well as the normal payment of claims, have permitted a reduction in the amount of reserves to €210 million.
Finally, the commutations in Europe have totaled €25 million, reducing exposure to asbestos and environmental risks.
Commutations of Life business came to a total of €265 million.
Asbestos and environment
The Group’s reserves for losses and claims management costs include an estimate of its total liability for asbestos and environmental claims, the ultimate value of which cannot be estimated using traditional reserves estimate techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. SCOR and its subsidiaries have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Due to the imprecise nature of these claims, uncertainties about the extent of coverage under insurance policies and whether or not certain claims can be capped, the potential number of these claims, and new theories about the liability of the insurer and the insured, like other reinsurers, we can only give a very approximate valuation of our potential risks for the possible environmental and asbestos claims that may be reported.
Nonetheless, due to the changing legal and regulatory environment, including changes in tort law, the evaluation of the final cost of our exposure to asbestos-related and environmental claims may be increasing in undefined proportions. Diverse factors could increase our exposure to the consequences of asbestos-related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. The uncertainties inherent in environmental and asbestos claims are unlikely to be resolved in the near future, despite several regulatory proposals in the United State to limit the financial consequences linked to asbestos claims, which have been unsuccessful to date. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. Under these circumstances, it is difficult for us to estimate the reserves that should be set aside for these risks or to guarantee that the projected amount will be sufficient.
Case reserves have been established when sufficient information has been developed to indicate the involvement of a specific reinsurance treaty. In addition, incurred but not reported reserves have been established to provide for additional exposure on both known and unasserted claims. These reserves are reviewed and updated continually. In establishing liabilities for asbestos and environmental claims, Management takes into account the facts it knows and in particular, the current legal and civil liability environment. The Group may be forced to increase its reserves in the future if it becomes clear that claims should exceed the amount provisioned. As a result of these uncertainties, it cannot be excluded that the final settlement of these claims may have a genuine effect on the Group’s operating results and financial position. See Section [8.9] – Risk factors affecting the Company. We could be subject to losses as a result of our exposure to environmental and asbestos-related risks.
The following table compiles information concerning the Group’s reserves and payments for asbestos and environmental claims:

	Year ending December 31
	Asbestos (1)			Environment (1)
	2003(2)	2004	2005	2003(2)	2004	2005
	in EUR million

Gross reserves, including IBNR reserves	109	98	111	59	54	39
% of Non-Life gross reserves	1.3%	1.6%	1.7%	0.7%	0.9%	0.6%
Claims paid (including under commutations)	15	15	12	13	5	7
net % of Group Non-Life claims paid	0.5%	0.8%	0.7%	0.4%	0.3%	0.4%
Asbestos and environmental (A&E) reserve data includes Scor’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:
The 2003 reserves were €19 million and €18 million for asbestos and environment, respectively. The claims paid for 2003 were €0.6 million and €0.9 million for asbestos and environment, respectively.
The 2004 reserves were €18 million and €16 million for asbestos and environment, respectively. The claims paid for 2004 were €0.3 million and €0.3 million for asbestos and environment, respectively.
The 2005 reserves were €15 million and €8 million for asbestos and environment, respectively. The claims paid for 2005 were €1.7 million and €1 million for asbestos and environment, respectively.
(2) The gross property & casualty reserves for 2003 are reported in French GAAP, and the 2004 and 2005 reserves are under IFRS.
The exposure to environmental risks has dropped significantly in the last three years because of agreements on major claims and the commutations executed by the Group on several policies related to pollution claims covering earlier years.
As a result, in 2005, SCOR’s exposure to asbestos and environmental risks fell by €11 million from the previous year because of the commutations carried out.
More generally, SCOR has developed a policy of buying back its commitments on asbestos and the environment whenever it is possible to do so on a commercially reasonable basis, i.e., whenever SCOR determines, based on a valuation of the Group’s commitments estimated using actuarial techniques and market practices, that the terms of the final negotiated settlement are potentially attractive because of a possible change in the liabilities in the future. Preference is given to selected treaties with regard to specific circumstances such as the maturity of claims, the level of claims information available, the status of ceding companies and market settlements. The Group intends to continue and expand its commutation policy in 2005 and in subsequent years. It is anticipated that the policy will affect settlement patterns to a limited degree in future years. These changes in settlement patterns should improve predictability and reduce the potential volatility of reserves.
SCOR’s exposure to asbestos and environmental liabilities stems from its participation in both proportional and non-proportional treaties and facultative contracts, which have generally been in run-off for several years.
Proportional treaties typically provide claims information on a global treaty basis, and as a result specific claims data is rarely available. With respect to non-proportional treaties and facultative contracts, normal market practice is to provide a specific proof of loss for each individual claim, making it possible to record total claims notified for such contracts. With respect to environmental liabilities, most of the claims identified by SCOR stem from the business of its U.S. subsidiaries, with less significant amounts recorded by its European subsidiaries. The claims costs are invoiced by the ceding companies at the same time as the claims themselves. No significant cost for litigation was incurred under these commitments.

	Year ending December 31, 2005
	Asbestos	Environment
Number of claims notified under non-proportional and facultative treaties	7,961	7,219
Average cost per claim (1)	€14,689	€4,338
(1) Not including claims that were settled at no cost, and claims of a precautionary nature not quantified in amount.
8.12 INVESTMENTS
Over fiscal year 2004, the Group’s total investments, including cash, rose from €9,537 million to €10,034 million, an increase of 5% in market value.

The portion invested in stocks increased from 2.1% of assets to 3.7% at the beginning of the year. At the same time, the portion invested in bonds fell by about 3% to approximately 57.8% of total assets. The duration of the bond portfolio generally declined over the year from 4.24% to 3.96%. With respect to the quality of credit, the bond portfolio continued to be heavily invested in AAA bonds (about 70%), i.e. in securities issued or secured by governments or in blue chip securities.
The portion invested in real estate remained stable at about 3% of the assets.
The currency allocation remained stable over the year, with about 50% invested in USD, and 36% invested in euros.
In fiscal 2005, total investments, including cash, dropped from €10,034 million to €9,743 million, a decline of 2.9% in market value.
As in the previous year, the portion invested in stocks was increased to 10.1% of the assets, compared with 5.4% at the beginning of the year. Most of the stock investments were in European large cap stocks.
At the same time, the portion invested in bonds dropped to about 55% of total assets. The duration of the bond portfolio also declined slightly over the year from 3.96% to 3.84%. In terms of credit quality, most of the bond portfolio continued to be invested in AAA bonds (about 70%) i.e. in securities issued or secured by governments or in securities of very high-quality entities.
The portion invested in real estate remained stable at approximately 3% of the assets.
The portion invested in USD rose slightly to 52% and the portion invested in euros dropped slightly to 33%.
In the first quarter of 2006, the policy to expand the portion invested in stocks continued.
The following table shows the bond portfolio as a function of the credit quality of the counterparty as of December 31, 2005 (excluding Horizon ad hoc entities, an AAA-rated portfolio of €83.2 million, and excluding consolidated mutual fund assets).

		Bonds at fair value		% of the
In EUR millions	AFS bonds	by result	Total	portfolio

AAA	3,726	99	3,824	71%

AA	544	29	573	11%

A	596	25	621	12%

BBB	302	8	310	6%

< BBB	20	2	22	0%

Not rated	46	3	49	1%

Total	5,233	166	5,399	100%

See Section 5.7 — Notes to the consolidated financial statements – Note 28 — for a breakdown of fixed maturities included in the Group’s portfolio by maturity as of December 31, 2005.
8.13 BUSINESS OPERATIONS
The Group’s Non-Life reinsurance operations are mainly conducted via the operating divisions of the Property-Casualty Treaty, Facultatives and Large Corporate Accounts segments, all part of the Global P&C sector, as well as through ten European, North American and Asian subsidiaries, each of which operates primarily in its regional market. The life insurance, accident, disability, medical, unemployment and long-term health care activities of the Group are conducted primarily by SCOR VIE, which was made a subsidiary on December 1, 2003. SCOR VIE carries out its business primarily through its branches in Italy, Germany and Canada and through SCOR Life Re U.S. Commercial Risk Partners (CRP) Bermuda is a subsidiary specializing in Alternative Reinsurance that has been placed in run-off since January 2003.
The current structure of the Group, as shown in the organizational chart on page 5 of this document, has been developed to facilitate access to local markets through local subsidiaries and branch offices, to provide better identification of profit centers in each major reinsurance market, and to develop local management and underwriting expertise in order to attract and provide better customer service, to maintain relationships with ceding companies, and to obtain a deeper understanding of the specific features of local risks.
Within the New SCOR project announced in June 2005, the Group intends to contribute to SCOR Global P&C (formerly Société Putéolienne de Participations), a wholly-owned SCOR company, certain SCOR casualty reinsurance business lines in France and abroad. The SCOR Extraordinary Shareholders’ Meeting will be primarily asked to approve this contribution to SCOR Global P&C on May 16, 2006. This spin-off operation is part of an effort to simplify the Group’s legal structures. Just as the Life reinsurance business was made a subsidiary within SCOR VIE in 2003, it will establish a subsidiary dedicated to Non-Life reinsurance activities.
The Group’s headquarters in Paris provide underwriting policy and risk accumulation direction and control claims, actuarial, accounting, legal, administrative, systems, internal audit, investment and human resources. The Group’s worldwide offices are connected through a backbone network and application, data and exchange systems, allowing local access to centralized risk analysis, underwriting or pricing databases, while at the same time allowing information on local market conditions to be shared among the Group’s offices worldwide. In addition, through regular exchanges of personnel between Group headquarters in Paris and its non-French subsidiaries and branch offices, the Group encourages professional development and training across its various geographic markets and business lines.

SCOR wholly owns its operating subsidiaries (excluding the shares held by members of the Board). SCOR also makes loans to its subsidiaries. Lastly, and whenever necessary, SCOR acts as retrocessionnaire vis-à-vis its subsidiaries.
8.14 PROPERTY AND EQUIPMENT
On December 29, 2003, SCOR sold the building with more than 30,000 m2 of office space in which it is headquartered at 1, avenue du Général de Gaulle, 92074 Paris La Défense, to a German investment fund KanAm for €149,500,000. On the same date, SCOR and KanAm entered into a nine-year lease agreement for this same building for an annual rent equal to €11 million per year. Under this lease and in addition to the usual guarantees, KanAm asked for financial guarantees based both on SCOR’s financial rating and the term of the lease. For more information on these guarantees, see Section 6.5 – Notes to the parent company financial statements – Note 5.1.3.
The Group remains a tenant of these headquarters offices and also rents space separate from its home office for the purpose of safeguarding its data handling capability in case of emergency. The Group also owns offices in Hanover (Germany), Milan (Italy), and Singapore, which it leases to third parties as part of its investment management business and in which its local subsidiaries have their corporate headquarters. The Group leases office space for its other business locations. SCOR believes that the Group’s office space is adequate for its present needs. SCOR also holds property investments as part of its assets management related to its reinsurance operations.
8.15 INFORMATION TECHNOLOGY
SCOR uses the same Information System in all its locations worldwide (with the exception of CRP).
Its central back-office system is a custom software package known as Omega. Omega is designed to allow the tracking of clients and policyholders within the Group, grant online authorizations throughout the world, track claims, analyze the technical profitability of contracts, and perform quarterly closing based on the latest estimated results.
In addition to the reinsurance administration system, SCOR has implemented the PeopleSoft software package solutions for Human Resources and Finance. SCOR is promoting a paperless environment. Internally, imaging solutions have been implemented worldwide for document sharing within the Group. For its clients, SCOR is able to automatically process reinsurance accounts received in electronic format with the ACORD standard, without the need to re-enter them. In 2005, new electronic exchanges were installed with international brokers.
The SCOR technical environment is based on an international secured network. Corporate technical standards have been implemented in all locations, either on PCs or servers. The SCOR Group has also implemented an ambitious security plan based on stronger physical and logic access controls, protection against unauthorized access, and restarts in the event of a disaster.
The Group has begun to define a new strategic plan known as “IS2008,” which defines future upgrades to the information systems in line with SCOR’s commercial strategy. The strategy is the first component in the governance of information systems, which has now been extensively implemented, and provides indicators and criteria for assessing value creation by the systems.
Most of SCOR’s efforts in 2005 have been dedicated to front-office applications for an improved risk selection, anticipation and reactivity on markets and products. The steering system has been expanded to strengthen visibility for the development of product lines and markets. Accounting forecasts are developed from underwriting plans and comparative analyses are produced in adequate standard reports. A new P&C underwriting and rating system, which includes price modeling, profitability criteria, and claims simulation capacity, was installed in 2005, demonstrating the emphasis SCOR places on enhancing risk control.
The portal has been designated as the preferred media for sharing all information, both internal or from sources outside the Company.
8.16 Exceptional events and litigation
The Group is a party to one lawsuit concerning old claims related to the environment. However, the Group believes it is sufficiently funded on the basis of the information it has on this date.
In addition, we are involved in the following litigation:
In the United States:
-
In December 2002, a petition was filed by Dock Resins Corporation and Landec Corporation before a U.S. Federal District Court in New Jersey against SCOR’s subsidiary SOREMA North America Reinsurance Company (now General Security National Insurance Company or GSNIC), for an alleged denial of coverage by GSNIC concerning business interruption suffered by the plaintiffs. GSNIC filed a cross claim for fraud and misrepresentation seeking to void the policy and preserve GSNIC’s right to recover the costs incurred in litigating the case. The plaintiffs claim an unspecified amount of damages in excess of policy limits, which are capped under the insurance policy at an aggregate total of USD 15 million. The policy has been retroceded at 80% outside of the SCOR Group. GSNIC has paid the undisputed portions of the claim. On January 27, 2006, motions to obtain a partial provisional order and the cross claims filed by the different parties were upheld, and the rulings issued by the U.S. Federal District Court were in favor of the defendants. The Court granted the GSNIC motion seeking a partial provisional order and dismissed all arguments against the motion, which were based on an alleged bad-faith refusal of coverage and the allegation that GSNIC had conspired with its consultants to reject the insurance claim without grounds. In addition, the requests for compensatory and punitive damages and the motion for payment of attorneys’ fees were also dismissed. The plaintiff’s cross claim seeking a partial order dealing with the affirmative defense of GSNIC against the insurance fraud claim was also dismissed. As a result of those decisions, the plaintiffs now can only bring action against GSNIC on a contractual basis, based on the insurance policy. It is highly probable that the discovery procedure will be completed by spring 2006. The judgment date has been provisionally set at June 2006.

-
Certain Highfields Funds—Highfields Capital LTD, Highfields Capital I LP and Highfields Capital II LP (the “Highfields Funds”), as minority shareholders of IRP Holdings Limited, in March 2004 have filed a complaint against SCOR in the District Court of the State of Massachusetts. The complaint alleges raud and violations of Massachusetts law with regard to the acquisition by the Highfields Funds of a stake in IRP Holdings Limited in December 2001. The damages (including punitive damages) owed, if any, cannot be calculated as of this date and will be determined by the Court at the end of the trial which is scheduled to begin in May 2007. On September 28, 2005, the District Court of the State of Massachusetts rejected SCOR’s motion to dismiss and issued an order scheduling the timing of discovery and the trial. The discovery procedure has commenced and is scheduled to proceed until March 2007 based on the calendar set by the Court. The trial is scheduled to start in May 2007.

-
Beginning in October 2001, various lawsuits were brought and cross claims filed to determine whether the terrorist attack on the World Trade Center (WTC) on September 11, 2001 constituted one or two occurences under the terms of the applicable coverage issued to the lessees of the WTC and others parties. Although SCOR, as a reinsurer, is not a party to such lawsuits, the ceding company Allianz Global Risks U.S. Insurance Company (Allianz), which insured a portion of the WTC, and which is reinsured by SCOR, is a party to the legal action.

The first two phases of the trial were completed in 2004. At the end of the first phase, the court ruled that nine of the twelve insurers involved were bound by the definition of the term “occurence” that as a matter of law has been found to mean that the attack on the WTC constituted one occurence. Allianz did not participate in that first phase, but has participated in the second phase of the trialon December 6, 2004. The New York jury named in the second phase of the litigation determined that the attack on the WTC towers on September 11, 2001 constituted two occurences under the terms of the property insurance coverages issued by Allianz and by eight other insurers of the WTC towers. SCOR, a reinsurer of Allianz, considers the jury verdict to be contrary to the terms of the insurance coverage in force and to the intent of the parties. SCOR fully supported Allianz, in its efforts to overturn the verdict. The jury verdict has been appealed to the U.S. Court of Appeals for the Second Circuit and a decision is expected in 2006.

The verdict in the second phase of the litigation did not determine the amount of damages owed by the insurers. A separate, court-supervised appraisal procedure is in progress to determine the amount owed by the insurers for the damages resulting from the destruction of the WTC towers. The final decision from the appraisal procedure is expected at the end of 2006 or early in 2007.

In the Group’s original calculations of its technical reserves, the WTC attack was treated as one occurrence for purposes of the underlying insurance coverage since the terrorist attack on September 11, 2001 was a single, coordinated occurence. As a result of the jury verdict described above in the second phase of the trial, the Group has increased the reserves based on the initial replacement value established by the ceding company. The gross amount of reserves has accordingly been increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. These amounts did not change significantly in 2005. In addition, the Company issued two letters of credit for a total amount of USD 145,320,000 to Allianz on December 27, 2004, as required by Allianz to guarantee payment to the ceding company if the jury verdict is not reversed by the U.S. Court of Appeals for the Second Circuit or if the appraisal process placed under court supervision in 2005 results in an increase in the amounts to be paid in the future.

Allianz has instituted an arbitration proceeding against the Company in order to clarify the extent of the Company’s obligations under the reinsurance treaty entered into with it. The arbitration proceedings has been stayed by the court responsible for evaluating the damages pending certain events related to the second phase of the lawsuit. The arbitration proceeding has not been reactivated.

-
The Group is also involved in various arbitration proceedings relating to the underwriting business, now in run off, primarily relating to the Bond risk. See Section 6.5 – Notes to the parent company financial statements– Note 16.

-
In January 2005, Continental Casualty Company (CCC), a CAN’s subsidiary, initiated an arbitration proceeding to obtain a declaration that six contracts signed with Commercial Risk Re-Insurance Company (CRRC) should contain the so called “insolvency” clause. CRRC issued a counter demand for arbitration proceeding to obtain from CCC access to all relevant books and records.

On November 2, 2005, the panel rendered its award stating that the six contracts were supposed to contain this insolvency clause. Following this ruling, CRRC filed motions to vacate the panel’s final award in the US Federal District Courts for Connecticut and the Northern District of Illinois seeking voidance of the arbitration tribunal’s ruling.

In its counter demand, CRRC is requesting, pursuant to the provisions of the contracts in question, an order giving it full access to all relevant books and records at CCC and its agent. The organization meeting on this second arbitration was held in October 2005 and the parties are presently submitting their respective schedule to the panel.

-
In August 2005, certain American subsidiaries of Royal & Sun Alliance (RSA) initiated four arbitration proceedings against Commercial Risk Re-Insurance Company Limited and Commercial Risk Reinsurance Company (Commercial

Risk) relating to seven reinsurance treaties signed by RSA and Commercial Risk. RSA is alleging breach of the contracts and is seeking full payment of balances due under these contracts, plus interest and expenses, for a total of about USD 23 million. Commercial Risk has denied these balances due asserting that the losses are outside the scope of application and the terms of the treaties.

No significant activity has occurred in any of the arbitration. One panel was constituted and the organisational meeting was held on February 22, 2006. The parties are currently selecting panels for the remaining arbitrations.

-
At the end of February 2006, Security Insurance Company of Hartford, Orion Insurance Company and other subsidiaries of Royal Insurance Company (Security of Hartford) instituted a litigation against SCOR Reinsurance Company (SCOR Re) in the Supreme Court of the State of New York alleging breach of contract and seeking recovery of claimed loss balances of approximately USD 48.9 million allegedly due as losses under two quota share treaties between the parties (the “Treaties”).

SCOR Re is seeking to dismiss or stay the Supreme Court litigation and is demanding that the issues raised in the litigation be submitted to arbitration pursuant to the arbitration clauses contained in the Treaties. At the appropriate time in either the litigation or arbitration, SCOR Re will assert its own defenses and claims or counterclaims concerning the substantive issues raised in the litigation.

In February 2006, SCOR received an arbitration notice from the “captive” of a pharmaceutical laboratory concerning the settlement of a claim under civil liability for a laboratory product. SCOR denied owing this amount and claims that the captive is not required to indemnify the pharmaceutical laboratory. The maximum potential commitment of SCOR is USD 17.5 million.

In Europe:
-
SCOR VIE, as the reinsurer of an insurance company, is a party to a proceeding relating to a life insurance policy for approximately €4.5 million. The beneficiary of the policy was a person killed in 1992. In June 2001, a Spanish court ordered the ceding company to pay approximately €16 million under the insurance policy, including accumulated interest since 1992, plus damages. Following this decision, SCOR VIE recognized a technical reserve for €17.7 million for fiscal year 2001. Since a contrary decision was rendered in favor of the ceding company in May 2002 by the Court of Appeals of Barcelona, the dispute has been filed in the Spanish Supreme Court by the victim’s heirs. The provision was maintained at end of December 2005.

-
The French Autorité des Marchés Financiers (AMF), initiated an investigation on October 21, 2004 in connection with the financial information and trading activity surrounding the issue of the SCOR OCEANE bonds in July 2004. The Company has received no additional information about this investigation to date.

-	The AMF also initiated an investigation on October 5, 2005 concerning the market for the SCOR share as of June 1, 2005.

-
Since February 2005, the SCOR company has been the subject of an accounting audit for the period from January 1, 2002 to December 31, 2003. On December 21, 2005, this audit resulted in an initial adjustment proposal, excluding late penalties, for an additional assessment for the corporate income tax base for 2002 of €26,870,073.77, an assessment for the withholding stipulated by Article 119 bis 2 of the General Tax Code of €5,788,871 and an additional assessment for the employer’s payroll tax of €27,891. The Company has challenged this adjustment proposal. This proposal, which interrupts the statute of limitations, will be followed in 2006 with a definitive proposal also covering fiscal 2003.

-	The ACAM launched an audit of the SCOR VIE company in January 2006.
The Company is involved in legal and arbitration proceedings from time to time in the ordinary course of its business. However, other than the proceedings mentioned above, to our knowledge, there are no other litigation matters that are likely to have a material impact on the Group’s financial position, activities or results of operations.
8.17 REFERENCE SYSTEM
Because of its listing on the New York Stock Exchange, SCOR must meet the regulatory disclosure obligations specific to the USA.
Our consolidated financial statements included in this annual report have been prepared in compliance with IFRS standards as adopted. We are also publishing consolidated financial statements, not included in this annual report, prepared in accordance with US GAAP standards. There are differences between the IFRS and the US GAAP standards which can lead to different results according to the accounting reference system used. The differences between the US GAAP standards and the IFRS ones can affect the treatment of change (especially goodwill, shares or bonds), the classification of contracts or even investments, making provision for retirement commitments, covering deferred tax and the processing of certain fixed assets.
In practice, the Group financial statements drawn up according to the American reference system are available neither at the moment of publication of the consolidated financial statements for the 2005 period, nor at the moment of the registration of the document de reference for 2005 with the Financial Markets Authority (AMF).
The documents deposited with the SEC will be available on the SEC internet site (www.sec.gov) as well as that of SCOR (www.scor.fr). Publication of the document “Form 20-F” for the financial period closing on December 31, 2005 will be subject to a later announcement.

9. CORPORATE GOVERNANCE
9.1 INFORMATION CONCERNING THE MEMBERS OF THE BOARD OF DIRECTORS
According to the by-laws, directors are required to be natural persons. There must be at least 9 directors and at most 18. Their term of office is 6 years at most. The age limit for director positions is 72 years old. If a director in office should exceed this age, his term will continue through the period established by the Shareholders’ Meeting. The average age of members of the board is 59 years old.
The General Shareholders’ Meeting may, in compliance with the provisions in the by-laws, appoint one to four Non-voting directors (Censeurs) to the Company. Non-voting directors’ terms are two years and are always renewable. If there are fewer than four Non-voting directors, the Board of Directors may appoint one or more Non-voting directors. The appointments made by the Board of Directors are submitted for ratification to the next Extraordinary Shareholders’ Meeting. The age limit for performing the functions of a Non-voting director is set at 72 years old. Non-voting directors are convened to meetings of the Board of Directors and participate in discussions in an advisory capacity only.

	Other terms and positions exercized in	Terms exercized during the last five years
any company in France and abroad as of
December 31, 2005

Denis KESSLER (1)	France	Chairman of:
Chief Executive Officer
	Chairman:	–	SCOR Life Insurance Company (U.S.)
Birth Date:	- SCOR VIE
March 25, 1952		–	Commercial Risk Partners Ltd (Bermuda)
Non-voting director:
First appointment date:	- FDC S.A.	–	Commercial Risk Reinsurance Company Ltd (U.S.)
November 4, 2002	- GIMAR FINANCE & CIE S.C.A.

Expiring term date:	Permanent representative:
2007	- of FERGASCOR in SA Communication et	–	General Security Indemnity Company
	Participation		(U.S.)

Professional address:	Member:
SCOR	- Conseil Economique et Social	–	General Security Indemnity Company of Arizona (U.S.)
1, avenue du Général de Gaulle	- Commission Economique de la Nation
92800 Puteaux	- Conseil de l’Association de Genève
France	- Conseil du Siècle	–	General Security National Insurance
	- Comité des Entreprises d’Assurance		Company (U.S.)

	Director:	–	Investors Insurance Corporation (U.S.)
- BNP Paribas S.A.
	- Bollore Investissement S.A.	–	Investors Marketing Group Inc. (U.S.)
- COGEDIM S.A.S
	- Dassault Aviation	–	Republic Vanguard Life Insurance Company (U.S.)

Abroad

	Director:	Director of:
	- SCOR Canada Reinsurance Company	- Commercial Risk Re-Insurance Company (U.S.)
- AMVESCAP Plc (UK)
- Dexia SA (Belgium)
Advisor:
	Chairman:	Paribas
- SCOR Italia Riassicurazioni S.p.A (Italy)
	- SCOR Life US Re Insurance Company	Member of the Supervisory Board:
	(U.S.)	Cie Financière de Paris
- SCOR Reinsurance Company (U.S.)
	- SCOR US Corporation (U.S.)	Member:
Fondation pour la Recherche Médicale
Member of the Supervisory Board:
- SCOR Deutschland (Germany)

Carlo ACUTIS (2)	Principal position:
Director
Vice Chairman of Vittoria Assicurazioni S.p.A

Birth Date:	Other positions:
October 17, 1938
France
First appointment date:
May 15, 2003	Member of the Supervisory Board:
- COGEDIM S.A.S
Expiring term date:
2009	Director:

- SCOR VIE
Professional address:
VITTORIA ASSICURAZIONI S.p.A.	Abroad
Via Don Minzoni, 14
I — 10121 Torino	Chairman:
Italy	- BPC INVESTIMENTI SGR S.p.A.

Director:
- Yura International Holding B.V.
- Yura S.A.
- Camfin S.p.A.
- Pirelli & C. S.p.A.
- Ergo Italia S.p.A.
- Ergo Assicurazioni S.p.A
- Ergo Previdenza S.p.a.
- Vittoria Capital N.V.

Vice-President:

- Banca Passadore S.p.A
- Presidential Council of the European Federation of National Insurance Companies
- Fondazione Piemontese per la ricerca sul cancro

Member of the Executive Committee:
- A.N.I.A. Associazione Italiana fra le Imprese di Assicurazione

Member of the Supervisory Board:
- Yam Invest N.V.

Member of the Board
- Presidential Council of the European Federation of National Insurance Companies
- Association de Genève

Michèle ARONVALD	None	None

Employee director

Birth Date:
August 15, 1958

First appointment date:
August 30, 2001

Expiring term date:
2006

Professional address:
SCOR
1, avenue du Général de Gaulle
92800 Puteaux, France
France

Member of the Tax Committee:
Antonio BORGES (2) (3)	Principal position:	- Banco Santander France
Director
	Vice-Chairman of Goldman Sachs International (London)	Investment banking dean of INSEAD
Birth Date:	Other positions:
November 18, 1949
Other positions:
First appointment date:
May 15, 2003	France

Expiring term date:	Supervisory Board:
2007	- CNP Assurances

Professional address:	Director:
GOLDMAN SACHS INTERNATIONAL	- SCOR VIE
Peterborough Court, 133 Fleet Street,
London EC4A 2BB
United Kingdom	Abroad

Director:

- Jérónimo Martins
- SONEAcom
- Caixa Seguros
- Heidrick & Struggles

Member of the Tax Committee:
- Banco Santander de Negocios Portugal

	Principal positions:	Partner, Sullivan and Cromwell (U.S.)
Allan CHAPIN (1) (4)
Director	Partner of Compass Advisers LLP (New	Managing partner of:
York, USA) since June 2002
Birth Date:		- Lazard Frères & Co LLC (U.S.)
August 28, 1941	Other positions:
Member of the Advisory board of:
First appointment date:		- Lazard Canada
May 12, 1997	France
Advisory Director of:
Expiring term date:	Director:
2011	-Pinault Printemps Redoute	-Toronto Blue Jays (Canada):
- SCOR VIE
Professional address:	Abroad	Director of:
COMPASS ADVISERS		- Taransay Investment Ltd (Canada)
Compass Advisers LLP	Partner of Compass Advisers LLP (New	- Interbrew SA
599 Lexington Avenue	York, USA) since June 2002	- CALFP
New York, NY 10022		- SCOR US Corporation.
United States	Director:	- General Security Indemnity Company
- General Security Property and Casualty
	Belgium:	Company

- InBev

USA:
- SCOR Reinsurance Cny
- General Security National Insurance Cny
- French-American Foundation
- President of the American Friends of the
Pompidou Foundation

Daniel HAVIS (2)	Principal position:	Director of:
Director		- Ofima gestion
Chairman – General Director of MATMUT
Birth Date:	(Mutuelle Assurance des Travailleurs	Permanent Representative of MATMUT
December 31, 1955	Mutualistes)	and Chairman of the Supervisory Board of:

First appointment date:	Other positions:
November 18, 1996		- Gestepargne
Chairman:
- GEMA
Expiring term date:		Permanent Representative of:
2011	Vice-President:	- OFIVALMO Gestion and Chairman of the
	- CEGES	Supervisory Board of E2 Espace Epargne
Professional address:
MATMUT	Mutual Insurance Code:
66, rue de Sotteville	Chairman of the Board of Directors:	Vice Chairman of MUTRE
76100 ROUEN	- SMAC (Mutuelle Accidents Corporels)
France	- IMADIES	Chairman of the Supervisory Board:
- OFIVALMO Market
	Director:	- OFIVM
	- Mutualité Française de la Seine	- MUTRE
Maritime (MFSM)
- La Fédération Nationale de la Mutualité
	Française (FNMF)	Member of the Supervisory Board:
- Alternative Derivative Investments (ADI)
Member of the bureau:
	- Fédération Nationale de la Mutualité	Member of the Executive Committee of:
	Interprofessionnelle (FNMI)	- IMADIES

Commercial Code
Chairman of the Supervisory Board:
- OFI ASSET MANAGEMENT (formerly
OFIVALMO Gestion)

Vice-chairman of the Supervisory Board:
- IMA
- OFIVALMO

Chairman of the Board:

- Matmut Legal Protection formerly PMA
(Protection Mutualiste Assurance)
- MUTRE S.A.
- MDA

Director:
- SCOR Vie
- Matmut Vie
- OFIMALLIANCE

Permanent Representative of OFIVALMO
Gestion at:
- OFIVALMO Net Epargne
- OFI MANDATS

Permanent Representative Matmut at CS
- OFI PALMARES

Permanent Representative of SMAC at CA
- OFIMA Treasury
- OFIMA Convertibles
- OFI SMIDCAP

Insurance Code:

Vice-chairman of the Board of Directors:
- Groupe des Mutuelles Associées

Others:
- Chairman of the Comité National des
Réalizations Sanitaires et Sociales
(National Committee on Health and
Social Projects)
- Conseil Supérieur de la Mutualité
(Higher Council on Mutual Insurance):
member of the “ Approval” Committee
and member of the “General Affairs”
Committee
- Member of the Higher Council for the
Future of Health Insurance
- Imadiès representative on the
Conseil des Mutuelles Santé
(Council of Mutual Health Insurance
Companies)

Director of:
Yvon LAMONTAGNE (2)	Principal position:	- Gaz Metro (Canada)
Director
Director of AXA Insurance Canada (Toronto,
Birth Date:	Canada)
June 14, 1940

Other positions:
First appointment date:
May 15, 2003
France

Expiring term date:	Director:
2007	- SCOR VIE

Abroad
Professional address:
AXA CANADA	Director and non-executive chairman:
2020 Université, Bureau 600	- SCOR Canada Reinsurance Company
Montreal (Quebec)	(Toronto, Canada)
H3A 2A5 Canada
Director:
- Hydro-Québec (Montréal, Canada)
- Anglo-Canada General Insurance
Company (Toronto, Canada)
- AXA Pacific Insurance Company
(Vancouver, Canada)

Member of the Advisory Council:
- Office of the Superintendent of the
Financial Institutions (Ottawa)

Trustee:
Fiducie Henri-Paul Rousseau
(Montreal, Canada) (Chairman of the
Caisse des Dépôts)

Daniel LEBEGUE (1) (2) (3)
 Director

 Birth Date:
 May 4, 1943

 First appointment date:
 May 15, 2003

 Expiring term date:
 2009

 Professional address:
 Institut Français des Administrateurs
 27, avenue de Friedland
 75382 Paris Cedex 08France
Principal position:

 Chairman of the Institut Français des
Administrateurs (IFA, French Society of
 Directors)

 Other positions:

 France

 Director:
 - SCOR VIE
 - Crédit Agricole SA
 - Alcatel
 - Technip

 Member of the Supervisory Board:
 - Areva

 Chairman of the Board of Directors:
 - Institut d’Études Politiques de Lyon

 Chairman:
 - Institut du Développement Durable et des
Relations Internationales (IDDRI)
(association)
- Transparence-International France
- Ecoda (Confédération Européenne des
Associations d’Administrateurs)

 Co-Chairman:
- Eurofi (association)

 Abroad:
- SCOR Reinsurance Company (U.S.)
- General Security National Insurance
Company (U.S.);

Director of: - Gaz de France - Thalès

Helman LE PAS de SECHEVAL (1) (2) (3) (5)
Director

 Birth Date:
January 21, 1966

 First appointment date:

 November 3, 2004 (co-optation as director
and ratification by the combined
Shareholders Meeting of May 31, 2005)

 Expiring term date:

 2009

 Professional address:
GROUPAMA SA
Group Financial Management
8-10, rue d’Astorg
75783 Paris Cedex 08
France
Principal position:

 Chief Financial Officer of Groupama

 Other positions:

 France

 Chairman of the Board:
- Groupama Immobilier
- Groupama Asset Management
- Finama Private Equity
- Compagnie Foncière Parisienne

 Vice-chairman of the Supervisory Board:
- Banque Finama

 Permanent representative of GROUPAMA
S.A. on the Supervisory Board:
- Lagardère S.C.A

 Permanent representative of GAN
Assurances Vie on the Supervisory Board
of:
- Locindus

 Permanent representative of Groupama
S.A. on the Board of Directors:
- Silic

 Director:
- SCOR VIE

 Non-voting director on the Supervisory Board:
Permanent representative of GAN S.A. on the Supervisory Board of: - Lagardère S.C.A
- GIMAR Finance & Compagnie Abroad

Director: - GAN Italia Vita (Italy) - GAN Italia S.p.A (Italy)

André LEVY-LANG (1) (3) (4)
Director

Birth Date:
November 26, 1937

First appointment date:

May 15, 2003

Expiring term date: 2009

Professional address:
SCOR
1, avenue du Général de Gaulle
92800 Puteaux
France

France

Associate Professor Emeritus at the
University of Paris-Dauphine

Director:
- AGF
- SCOR VIE

Member of the Supervisory Board:
- Paris-Orléans

Abroad
Director:
- Dexia (Brussels)
- Schlumberger (U.S.)
None

Herbert SCHIMETSCHEK (2) Director	Principal position: Chairman of the Management Board and General Director of UNIQA Versicherung S.A	Chairman of the Board: - UNIQA Versicherung S.A
Birth Date: January 5, 1938 First appointment date: May 15, 2003 Expiring term date: 2007 Professional address: UNIQA International Untere Donaustrasse 25 A-1020 Vienna Austria

Other positions:

France

Director:
- SCOR VIE

Abroad (Austria)

Chairman of the Management Board:
- Austria Versicherungsverein auf
Gegenseitigkeit (Holding)

Vice-Chairman of the Supervisory Board:
- Bank Gutmann S.A.

Chairman of the Supervisory Board:
- Austria österreichische Hotelbetriebs
Aktiengesellschaft

Chairman of the Management Board:
- UNIQA Immobilien-Projekterrichtungs
GmbH

Vice-Chairman of the Supervisory Board:
- Bauholding STRABAG

Vice-President:
- Automobile Club of Austria
-Franco-Austrian Chamber of Commerce

Member of the Management Committee:
- Ludwig Boltzmann Gesellschaft

Member of the Board of Directors:
- Diplomatic Academy of Vienna

Chairman of the Management Board:
- UNIQA International

Chairman of the Supervisory Board:
- UNIQA International VersicherungsHolding
GmbH

Chairman of the Board of Directors:
- Caisse d’épargne Erste Bank der
Osterreichische Sparkassen AG

Vice-Chairman of the Supervisory Board:
- BIBAG Bauindustrie, Beteiligungs- und
Verwaltungs-Aktiengesellschaft

Jean-Claude SEYS (1) Director Birth Date:	Principal positions: Chairman and Chief Executive Officer of COVEA (SGAM)	Chief Executive Officer of: - MAAF Mutuelles - MAAF S.A. - MMA IARD - MMA VIE

November 13, 1938	Chairman of the Board of Directors of	Chairman of the Board of Directors of:
	MMA IARD and MMA Vie (SAM)	– DAS (SAM)
First appointment date:
Other positions:
Director of:
May 15, 2003	France	– OFIGEST (subsidiary of OFIVALMO)
– GEOBTP
Chairman of the Board: - MAAF Santé
(Mutuelle 45)
	- Force et Santé (Union Mutualiste)	Vice-Chairman of the Supervisory Board of:
Expiring term date: 2009	- COSEM (Association) - Aide Médicale (Association) - Fondation MAAF Assurances - OCEAM Ré (SRM)	- Fructi-MAAF (subsidiary of MAAF S.A.)
Professional address:
MAAF ASSURANCES, MMA & COVEA	Director:
7, place des 5 martyrs du Lycée Buffon 75015 Paris France	- MAAF Assurances (SAM) - MAAF Assurances (SAM) - DAS (SAM)
- AGMAA S.A. – Azur GMF Mutuelles
Assurances associés (Permanent Representative of COVEA)
- FIDELIA (S.A.) (subsidiary of Azur GMF)
- SCOR VIE
- OFIMALLIANCE (S.A.) (Permanent Representative of OFIVALMO)

Chairman of the Supervisory Board:
- Savour Club S.A. (subsidiary of MAAF S.A.)
- OFIVALMO S.A.

Member of the Supervisory Board:
- OFI Asset Management (subsidiary of OFIVALMO S.A.)

Vice-Chairman of the Board of Directors:
- ACMA (Association pour la Coopération entre Mutuelles Assurances pour Agriculture et Artisanat)
- SC Holding (S.A.S.) (Santéclair)

Permanent Representative of:
- COVEA (SGAM) in Covéa Technologie (S.A.S.)
- OCEAM Ré (SRM) in COVEA Groupe SAS

Abroad

- LMIH (the Netherlands) - PCS - CASER (Spain) – Vice Chairman

Director:
- COVEA Ré (Luxembourg)
- EURAPCO

	Principal position:	Chairman of:

Jean SIMONNET (2) Director	- Chairman of MACIF (Société d’Assurance Mutuelle)*	- MACIF Gestion SA - Macifilia SA - OFIMA MIDCAP SICAV
Birth Date:
August 5, 1936	Other positions:	Permanent Representative of:

First appointment date: March 2, 1999	France Chairman: - SOCRAM (société de crédit)*	- MACIF on the Supervisory Board of GPIM SA - MACIF on the Board of Directors of OFIMINTER SICAV
Expiring term date:
2011	- SMIP (Mutuelle Code de la Mutualité)

Director of:
Professional address: MACIF	Permanent Representative of MACIF on the Supervisory Board:	- Macif participations SA - Union Mutualiste des Deux-Sèvres
2-4, rue de pied de Fond	- I.M.A SA*	- Sicav Ofimaction
79000 Niort	- MUTAVIE*	- Sicav D’Ofivalmo
France	- OFIVALMO S.A.*	- Sicav Ofima Oblig

Permanent Representative of MACIF on the Board of Directors:
	- Compagnie Immobilière MACIF S.A.*	Non-voting director: OFIMACTION FOCUS PEA SICAV

- Foncière de Lutèce S.A.*
	- MACIF Mutualité* (Mutual Insurance	Manager:
	Code)	- Port Lonvilliers SARL

Director:
- FORINTER S.A.* - SICAV OFIMA EURO Moyen Terme - Union Mutualiste des Deux Sèvres (Mutual Insurance Code) - SCOR VIE

Non-voting director:
- MACIFILIA* - OFIMA MIDCAP SICAV - OFIMA TRESOR SICAV

Manager:
- Gironde et Gascogne SARL - Château de Belcier SCEA - Château Ramage La Batisse SCI

Member (but not director) of the Board or Committee of:
- GPIM S.A.S. - MACIF PARTICIPATIONS S.A.S.*
- COMPAGNIE FONCIERE DE LA MACIF SAS*
- SIEM S.A.
- MACIFIMO S.A.S

Abroad:
- Permanent MACIF representative on the Board of Directors of EURESA
- Director: IMA IBERICA

* Companies consolidated in the MACIF Group

General Director of:
Claude TENDIL (1) (2) Director	Principal positions:	- Generali France Holding
	Chief Executive Officer:	Director:
Birth Date:	- Generali France
July 25, 1945	- Generali France Assurances Vie	- L’Equité

First appointment date:	Other positions:	- Continent Holding
May 15, 2003	France	- Continent IARD

Expiring term date:
2007
Chairman of the Board of Directors:
Professional address: GENERALI FRANCE HOLDING Chief Executive Officer 7/9, boulevard Haussmann 75009 Paris France	- Assurance France Generali - Generali Assurances-IARD - GPA IARD - GPA VIE - La Fédération Continentale - Europ Assistance Holding

Director:
- Unibail - SCOR VIE

Abroad

Chairman of the Board of Directors:
- Europ Assistance Italie

Permanent Representative of Europ Assistance Holding on the Board:
of:
- Europ Assistance Espagne (Spain)

Daniel VALOT (1)	Principal position:	Vice Chairman:
Director	Chief Executive Officer of Technip	- Technip Americas (USA) Chairman:

Birth Date:	Other positions:	Technip Far East
August 24, 1944
France
First appointment date:
May 15, 2003	Director:
- Compagnie Générale de Géophysique
Expiring term date:	- Institut Français du Pétrole
2007	- SCOR VIE
Professional address:	Permanent Representative of Technip in:
TECHNIP	- Technip France
Tour Technip
6-8, allée de l’Arche	Abroad
92973 Paris la Défense Cedex
France	Director:
- Technip Far East (Malaysia)
Chairman:
- Technip Italy (Italy)

Member of the Supervisory Board:
Georges CHODRON de COURCEL (2) (4)	Principal position:	- SAGEM
Non-Voting Director
	Chief Operating Officer of BNP Paribas	Chairman of the
Birth Date:		Supervisory Board of:
May 20, 1950	Other positions:
- BNP Paribas Bank SA (Pologne)
First appointment date:	France	- Chairman of BNP U.S. Funding (US)
May 9, 1994 (Director)
May 15, 2003 (Non-Voting Director)		Director of:
Director:
- Bouygues S.A.
Expiring term date:	- Alstom	- Verner Investissements SAS
2007 (Non-Voting Director)	- Nexans S.A.
	- Société Foncière Financière et de	- BNP Paribas Canada
Professional address:	Participations (FFP)
BNP PARIBAS		- BNP Paris Peregrine Ltd (Malaysia)
3, rue d’Antin	Member of the Supervisory Board:
75002 Paris, France	- Lagardère S.C.A.	- BNP Prime Peregrine Holdings Ltd
France		(Malaysia)
Chairman:
	- BNP Paribas Emergis SAS	- BNP Paribas Securities Corp (US)
- Compagnie d’Investissement de Paris SAS
- Financière BNP Paribas SAS
all three subsidiaries of BNP Paribas

Non-voting director:
- SCOR VIE - SAFRAN (since March 18, 2005)

Abroad

Chairman: - BNP Paribas S.A. - BNP Paribas UK Holdings Limited (United Kingdom)

Director:
- Erbé S.A. (Belgium)

(1)	Member of the Strategic Committee
(2)	Member of the Risks Committee
(3)	Member of the Accounts and Audit Committee
(4)	Member of the Compensation and Nominations Committee
(5)	Non-voting member of the Accounts and Audit Committee

9.2 BIOGRAPHICAL INFORMATION ON MEMBERS OF THE BOARD OF DIRECTORS
Denis Kessler
Denis Kessler is a graduate of HEC business school (Ecole des Hautes Etudes Commerciales) and holds a PhD in economics and an advanced degree in social sciences. He was Chairman of the Fédération Française des Sociétés d’Assurance (FFSA) and Senior Executive Vice President and member of the Executive Committee of the AXA Group. Denis Kessler also worked for the MEDEF (French Business Confederation). He joined SCOR as Chairman and Chief Executive Officer of the Group on November 4, 2002.
Carlo Acutis
The principal position of Carlo Acutis, of Italian nationality, is as Vice Chairman of Vittoria Assicurazioni S.p.A. He also serves as Chairman and member of the Boards of Directors of a number of companies. This specialist of the international insurance market was formerly Chairman and Vice Chairman of the Presidential Council of the European Insurance Committee and director of the Geneva Association.
Michèle Aronvald
Michèle Aronvald has worked for 26 years in SCOR’s Finance Department. She has been serving her term as employee-elected director since 2001.
Antonio Borges
Antonio Borges is currently Vice Chairman of Goldman Sachs International in London. He is a member of the Supervisory Board of CNP Assurances and a member of the Tax Committee of Banco Santander de Negocios Portugal. Antonio Borges was previously Dean of INSEAD business school.
Allan Chapin
After being a partner at Sullivan & Cromwell LLP and Lazard Frères in New York, for many years, Allan Chapin has been a partner at Compass Advisers LLP in New York since June 2002. He also serves on the boards of directors for the Pinault Printemps Redoute Group, InBev (Belgium), and a number of subsidiaries of SCOR U.S. Corporation.
Daniel Havis
Daniel Havis is Chairman and Chief Executive Officer of the Mutuelle Assurance de Travailleurs Mutualistes (MATMUT).
Yvon Lamontagne
Yvon Lamontagne is the non-executive chairman of SCOR Canada and has served as Chairman and Chief of Management of Boreal Assurances (now AXA). Yvon Lamontagne has served on the boards of directors of various companies in Quebec.
Daniel Lebègue
Daniel Lebègue has directed the French Trésor and has been Chief Operating Officer of BNP and of Caisse des Dépôts et Consignations, Chairman of the Supervisory Board of CDC IXIS and Chairman of Eulia. He currently serves on the boards of directors for various companies.
Helman Le Pas de Sécheval
From 1998 to 2001, Helman Le Pas de Sécheval directed the financial information and operations department at the COB (Commission des Opérations de Bourse, now Autorité des Marchés Financiers or AMF), before being appointed Group Chief Financial Officer of Groupama in November 2001.
André Lévy-Lang
André Lévy-Lang was Chairman of the Management Board of Paribas from 1990 to 1999 and is now Director of various companies and an Associate Professor Emeritus at the Paris University of Dauphine.
Herbert Schimetschek
From 1997 to 2000, Herbert Schimetschek was Chairman of the Conseil Européen des Assureurs, then until June 2000, Vice Chairman of the Austrian Insurance Companies Association, and from 1999 to 2001, Chairman of the Management Board and Chief Operating Officer of UNIQA Versicherung S.A.
Jean-Claude Seys
Jean-Claude Seys has spent his career in the insurance industry. He was appointed Chairman and Chief Executive Officer of MAAF in 1992, then Chairman and Chief Executive Officer of MAAF-MMA in 1998. Today he is the Chairman and Chief Executive Officer of SGAM COVEA (since June 2003) and Chairman of MMA.

In the context of the Crédit Lyonnais / Executive Life case, Jean-Claude Seys entered into a transaction with the California prosecutor under which he is subject to five years of probation, and during which he cannot travel to the United States without special authorization.
Jean Simonnet
Jean Simonnet is currently the Chairman of MACIF (Mutuelle Assurance des Commerçants et Industriels de France) and also serves as Chairman of SMIP (Mutuelle Complémentaire Santé) and of SOCRAM (a credit institution).
Claude Tendil
Claude Tendil began his career at UAP in 1972 and joined the AXA Group from 1989 to 2002, where he became Vice-Chairman of the Management Board in 2001. Claude Tendil is Chairman and Chief Executive Officer of Generali France, the holding company of the Generali Group in France and of Generali Assurances Vie. He is also Chairman of the Board of Directors of Assurance France Generali, Generali Assurances IARD, Gpa IARD, Gpa Vie, La Fédération Continentale, Europ Assistance Holding and Europ Assistance Italie. Claude Tendil is a permanent representative of Europ Assistance Holding, director of Europ Assistance Espagne. Claude Tendil is also a director of Unibail.
Daniel Valot
Daniel Valot was Chief Executive Officer of Total Exploration Production, then worked for Technip, where he was appointed Chairman and Chief Executive Officer in September 1999.
Georges Chodron de Courcel
Georges Chodron de Courcel is Chief Operating Officer of BNP Paribas in Paris and holds various non-executive positions in the subsidiaries of the BNP Paribas Group.

9.3 TERMS AND CONDITIONS FOR THE PREPARATION AND ORGANIZATION OF WORK OF THE BOARD OF DIRECTORS
The report of the Chairman of the Board of Directors on the conditions for preparing and organizing the work of the Board of Directors and on internal control procedures, in compliance with article L.225-37 of the French Commercial Code, appears in Section 9.13.
9.4 COMMITTEES OF THE BOARD
See the following Chairman’s report on the conditions for preparing and organizing the work of the Board of Directors and on internal control procedures, in compliance with article L.225-37 of the French Commercial Code.
9.5 EXECUTIVE COMMITTEE
The following table presents the Company’s executive officers who comprised the Executive Committee (COMEX) at December 31, 2005 and their positions with SCOR, and the first appointment dates as executive officers of SCOR.

			Executive
Name	Age	Current position	since	Other offices
Denis Kessler	53	Chairman and Chief Executive Officer	2002	See Section “9.1 — Biographical Information on Members of the Board of Directors”

Patrick Thourot (1)	57	Chief Operating Officer	2003	Chairman and Chief Executive Officer: EUROFINIMO;
				FINIMOFRANCE;
				FERGASCOR;
				SCOR AUBER.

				Director:
				MUTRE S.A.

				Permanent Representative of FERGASCOR on the Board of Directors of the Société Putéolienne de Participations

				Chairman:
				SCOR UK Group Limited;
				SCOR UK Company Limited;
				IRP Holdings Limited (Ireland);

			Executive
Name	Age	Current position	since	Other offices
				Irish Reinsurance Partners Ltd (Ireland);
				SCOR Reinsurance Asia-Pacific (Singapore);
				SCOR Deutschland (Germany);
				Commercial Risk Re-Insurance Company (US);
				Commercial Risk Partners Ltd (Bermuda);
				Commercial Risk Reinsurance Company Ltd (Bermuda);

				Director:
				SCOR Reinsurance Company US;
				SCOR U.S. Corporation;
				General Security National Insurance Company (US);
				ASEFA (Spain).

				Offices held during the last five years:

				- Chief Executive Officer of Zurich France
				- Central Technical Managing Director of AXA Group

Yvan Besnard	51	Deputy Managing Director of SCOR Global P&C	2004	Member of the Supervisory Board: FCPE Actions SCOR; FCPE Valeurs Mobilières Obligations.

				Director:
				Groupement de Services d’Assurance et Réassurance;
				Euroscor/Actiscor (Luxembourg);
				SCOR UK Group Ltd;
				SCOR UK Company Ltd;
				SCOR Europe Mid Cap (Luxembourg);
				SCOR Italia;
				SCOR Picking (Luxembourg).

				Permanent Representative of SCOR in: Assuratome
				(G.I.E.);
				Assurpol (G.I.E.);
				Tricast S.A.

				Member of the Supervisory Board and Deputy Chairman of SCOR Deutschland.

Jean-Luc Besson	59	Chief Risk Officer	2003	Director of the Institut des Actuaires.

Romain Durand (2)	48	Managing Director of SCOR VIE	1997	Chairman: SOLAREH S.A.*

				Permanent Representative of SCOR VIE on the Supervisory Board of MUTRE*.

				Director:
				SGF*;
				Investors Insurance Corporation (USA)*;
				Investors Marketing Group (USA)*;
				SCOR Financial Services Limited (Ireland)*;
				SCOR Life US Reinsurance Company (USA)*;
				SCOR Italia Riassicurazioni S.p.A. (Italy)*.

				Member of the Supervisory Board:
				REMARK B.V. (Netherlands)*.

				*Romain Durand resigned from his positions within these companies on December 31, 2005.

Marcel Kahn	49	Group Chief Financial Officer	2004	Member of the Supervisory Board: FCPE Actions SCOR; FCPE Valeurs Mobilières Obligations.

				Chairman:
				Euroscor/Actiscor (Luxembourg);
				SCOR Europe Mid Cap (Luxembourg);
				SCOR Picking (Luxembourg).

				Permanent Representative of SCOR in SGF and SCOR Auber.

			Executive
Name	Age	Current position	since	Other offices
Henry Klecan, Jr.	54	President and Chief Executive Officer of SCOR U.S. and SCOR Canada	2003	Chief Executive Officer of: SCOR Reinsurance Company (US); SCOR U.S. Corporation; General Security Indemnity Company of Arizona (US);
				General Security National Insurance Company (US);
				SCOR Canada Reinsurance Company;
				Cal Re Management, Inc (US);
				SOREMA N.A. Holding Corporation.

Victor Peignet	48	Managing Director of SCOR Global P&C	2004	Chairman of SCORLUX (Luxembourg; Company in the process of liquidation).

				Director of:
				SCOR UK Co. Ltd. (London);
				SCOR Channel Ltd. (Guernsey);
				Arisis Ltd. (Guernsey);
				General Security Indemnity Company of Arizona (US);
				General Security National Insurance Company (US);
				SCOR Reinsurance Company (US).
(1) Mr. Thourot was appointed by the Board of Directors on January 22, 2003 as Chief Operating Officer for the length of the term of the Chairman and Chief Executive Officer.
(2) Romain Durand resigned from his positions as Chief Executive Officer and Director of SCOR VIE on December 28, 2005. SCOR VIE’s Board of Directors approved his resignation on January 11, 2006. Upon a proposal of the Compensation and Nominations Committee, the Board of Directors unanimously appointed its Chairman, Denis Kessler, as Chief Executive Officer of SCOR VIE.
The professional address of all of the members of the Executive Committee is the registered offices of the Company, at 1, avenue du Général de Gaulle, 92800 PUTEAUX, France, with the exception of Mr. Klecan, whose professional address is SCOR Reinsurance Company, 199 Water Street – Suite 21000, New York, NY 10038-3526, United States.
9.6 BIOGRAPHICAL INFORMATION ON THE MEMBERS OF THE EXECUTIVE COMMITTEE
Denis Kessler, Chairman and Chief Executive Officer, 53 years old
See Section 9.1 – Information concerning the members of the Board of Directors.
Patrick Thourot, Chief Operating Officer, 57 years old
Patrick Thourot is a graduate of Ecole Nationale d’Administration, was chief executive officer of PFA (Athéna Group), worked for ten years with the French Ministry of Finance and worked for AXA, where he was Executive Vice President of the Group before he was appointed Chief Operating Officer of Zûrich France. He has been Chief Operating Officer of SCOR Group since January 2003.
Yvan Besnard, Chief Operating Officer of SCOR Global P&C, 51 years old
Yvan Besnard, a graduate of ESSEC, joined the SCOR Group in 1991, where he held various financial and international posts. Head of Development of SCOR since 2000, then Chief Internal Auditor of the Group since 2003, he was appointed Director of Non-Life Business for Europe in July 2004, then Deputy Managing Director of SCOR Global P&C.
Jean-Luc Besson, Chief Risk Officer, 59 years old
Jean-Luc Besson, an actuary, holds a PhD in Mathematics and has served as a Professor of Mathematics and was a Senior Vice President, Research, Statistics and Information Systems at the FFSA. He was appointed Chief Reserving Actuary of the SCOR Group in January 2003 and has been Chief Risk Officer since July 1, 2004.
Romain Durand, Chief Executive Officer and Director of SCOR VIE, 48 years old
Romain Durand is a graduate of HEC business school (Ecole des Hautes Etudes Commerciales) and Sciences Po (Political Sciences faculty in Paris). Romain Durand joined SCOR in January 1997, after spending several years in the international insurance industry. He was Director of SCOR’s Life Division in April 1998 and was Managing Director and Director of SCOR VIE until December 28, 2005.
Marcel Kahn, Groupe Chief Financial Officer, 49 years old
Marcel Kahn, an actuary, certified public accountant, and graduate of the ESSEC business school, was an external auditor and a certified public accountant for many years before joining AXA Group in 1988 as Group Director of Management Control. From 1991 to 2001, he was the Chief Financial Officer of AXA France, International Director, Europe, Group Director of Strategy and Development, and then Deputy Managing Director of AXIVA (life insurance). In 2001, he was appointed Chief Financial Officer (CFO) of PartnerRe Global and Managing Director of PartnerRe France. Marcel Kahn has been Chief Financial Officer of the SCOR Group since 2004.

Henry Klecan, Jr., President and Chief Executive Officer of SCOR U.S. and SCOR Canada, 54 years old
Henry Klecan, Jr., a Canadian, holds a B.A. in philosophy from Sir George Williams University and a law degree from the University of Montreal. He is the co-founder of London Guarantee Insurance Company and managed Citadel Assurance Company. Since July 2000, Henry Klecan, Jr. has been President and Chief Executive Officer of SCOR Canada Reinsurance Company. He was also appointed President and Chief Executive Officer of SCOR U.S. Corporation on November 18, 2003.
Victor Peignet, Managing Director of SCOR Global P&C, 48 years old
Victor Peignet, offshore and shipbuilding engineer, joined SCOR’s Facultative Department in 1984. He was appointed Executive Vice President of the Business Solutions Division at its formation in 2000, then Chief Operating Officer of SCOR Global P&C.
9.7 STATEMENTS ON THE COMPANY’S CORPORATE GOVERNANCE
Since SCOR’s equities are listed on the Eurolist of Euronext Paris and on the New York Stock Exchange, the provisions relating to corporate governance applicable to SCOR include both French and US legal provisions, as well as rules dictated by the market authorities of both countries. SCOR believes that its application of corporate governance principles is appropriate and is in compliance with the best practices of corporate governance in effect in the United States and France.
To our knowledge, there are no familial relationships between the directors and the members of the Company’s executive management.
No loans or guarantees have been granted or established in favor of the directors or members of executive management by the Company or a company of its Group.
To our knowledge, there are no conflicts of interest between the duties of the directors and members of executive management with regard to SCOR Company and their private interests.
To our knowledge, during the last five years:
–	no director and no member of executive management has been convicted of fraud;

–	no director and no member of executive management has been associated with a bankruptcy, sequestration or liquidation;

–	no director and no member of executive management has been the subject of an accusation or official public sanction issued by statutory or regulatory authorities; and

–	no director and no member of executive management has ever been prohibited by a court from acting as a member of an administrative, management or supervisory body of an issuer or from participating in the management or business of an issuer.
To our knowledge, there are no service agreements binding the members of the administrative bodies or executive management to the Company or to one of its subsidiaries and providing for the granting of benefits at the completion of such an agreement.
9.8 Compensation and benefits of group directors, officers and members of the Executive Committee
Directors’ fees for board members as of December 31, 2005
The Shareholders’ Meeting of May 31, 2005 set the annual amount of directors’ fees at €800,000. By deliberation on May 15, 2003, the Board of Directors decided to distribute directors’ fees to each of the board members as follows: half as a fixed-share of €20,000, the other half distributed based on the attendance of each director, at a rate of €1,700 per meeting per participant. A percentage of the directors’ fees is transferred to the Advisors under the same conditions. The Chief Operating Officer of the Company does not receive directors’ fees. Furthermore, the amount of €1,700 is paid for participation in the Board’s Committees.
Directors’ fees are paid at the end of each quarter.
irectors’ fees paid to directors for 2005 and for 2004 are broken down as follows:

In euros	2005	2004
Mr. Denis Kessler (1)	0	0

Mr. Carlo Acutis (2)	18,825	20,100

Mrs. Michèle Aronvald (3)	31,900	28,500

Mr. Antonio Borges (4)	30,300	27,750

Mr. Allan Chapin (5)	31,575	26,475

Mr. Georges Chodron de Courcel	35,300	31,900

Mr. Daniel Havis	31,900	28,500

In euros	2005	2004
Mr. Yvon Lamontagne (6)	23,925	21,375

Mr. Helman Le Pas de Sécheval	37,000	35,300

Mr. Daniel Lebègue	43,800	43,800

Mr. André Lévy Lang	45,500	47,200

Mr. Herbert Schimetschek (7)	18,825	17,550

Mr. Jean-Claude Seys	30,200	31,900
Mr. Jean Simonnet	30,200	26,800

Mr. Claude Tendil	31,900	30,200

Mr. Daniel Valot	33,600	28,500
(1) in accordance with the decision taken by the Board of Directors on March 21, 2006, the Chairman will in future receive director’s fees in the same way as the other members of the Board of Directors of the Company and with the same breakdown.
(2) the sum allocated to Mr. Carlo Acutis, initially €25,100, includes withholding established at 25%, or €6,275, in accordance with the provisions of Articles 117 bis, 119 bis 2, and 187 of the General Tax Code.
(3) director representing the employees.
(4) the sum allocated to Mr. Antonio Borgès, initially €40,400, includes withholding established at 25%, or €10,100, in accordance with the provisions of Articles 117 bis, 119 bis 2, and 187 of the General Tax Code.
(5) the sum allocated to Mr. Allan Chapin, initially €42,100, includes withholding established at 25%, or €10,525, in accordance with the provisions of Articles 117 bis, 119 bis 2, and 187 of the General Tax Code.
(6) the sum allocated to Mr. Yvon Lamontagne, initially €31,900, includes withholding established at 25%, or €7,975, in accordance with the provisions of Articles 117 bis, 119 bis 2, and 187 of the General Tax Code.
(7) the sum allocated to Mr. Herbert Schimetschek, initially €25,100, includes withholding established at 25%, or €6,275, in accordance with the provisions of Articles 117 bis, 119 bis 2, and 187 of the General Tax Code.
The Company paid an aggregate amount of €4,753.54 to the French government for pension benefits on behalf of its employee-elected director, Mrs. Michele Aronvald. No other amounts were paid for pension, retirement or similar benefits for the Company’s directors.
Moreover, certain SCOR directors participate, or have participated, on the Boards of Directors of the Group’s subsidiaries and received directors’ fees in 2004 and 2005 as follows:

-SCOR U.S. Corporation:	2005	2004
Mr. Chapin:	USD 27,000	USD 27,000
Mr. Lebègue:	USD 14,700	USD 14,700

-SCOR Canada:
Mr. Lamontagne:	CAD 40,000	CAD 40,000
Total Compensation for Members of the Executive Committee for fiscal year 2005
In 2005, total compensation to the Members present on SCOR Group’s Executive Committee was €4,019,557 as of December 31, 2005.
There is no employment contract between Mr. Kessler and SCOR. The terms and conditions of his appointment are described in the minutes of the meeting of the Board of Directors held on December 19, 2002 and in the minutes of the Board of Directors of August 31, 2005. The Appointments and Compensation Committee proposed to the Board that the compensation of the Chairman and Chief Executive Officer be comprised as follows:
–	a fixed amount of €500,000 gross
–	a variable portion for a maximum amount of €900,000 including: 3 per thousand of the consolidated net profit for SCOR, provided it exceeds €30,000,000, within the limit of €360,000, and a maximum amount of €540,000, determined by the Board of Directors, and linked to the achievement of objectives decided each year by the Board of Directors.
As for the Chief Operating Officer, there is no employment contract between Mr. Thourot and SCOR. His compensation was established by the Board of Directors on January 22, 2003. The Compensation Committee proposed to the Board that the compensation of the Chief Operating Officer be comprised as follows:
–	a fixed amount of €410,000,
–	a variable portion for a maximum amount of €410,000 including: 1.50 per thousand of SCOR’s consolidated net income, within the limit of €287,000, and a maximum amount of €123,000, determined by the Board of Directors, and linked to the achievement of objectives decided each year by the Chairman and Chief Executive Officer.
The following table presents gross compensation owing for fiscal year 2005 and fiscal year 2004 to the Chairman and Chief Executive Officer and to the Chief Operating Officer:

	Fixed	Variable	Total	Fixed compensation	Variable	Total
	compensation	compensation	compensation	paid for 2004	compensation	compensation
	paid for 2005	paid and to be	paid for 2005		paid for 2004	paid for 2004
		paid for 2005
	In euros	In euros	In euros	In euros	In euros	In euros
Mr. Denis Kessler	500,000	846,000	1,346,000	500,000	328,791	828,791
Mr. Patrick Thourot	410,000	289,450	699,450	410,000	164,477	574,477

The following table presents the gross compensation paid in 2005 and 2004 to the Chairman and Chief Executive Officer and to the Chief Operating Officer:

	Fixed	Variable	Total	Fixed compensation	Variable	Total
	compensation	compensation	compensation	paid in 2004	compensation	compensation
	paid in 2005	paid in 2005	paid in 2005		variable paid in	paid in 2004
					2004
	In euros	In euros	In euros	In euros	In euros	In euros
Mr. Denis Kessler	500,000	495,364	995,364	500,000	150,000	650,000
Mr. Patrick Thourot	410,000	164,477	574,477	410,000	123,000	533 000

The Compensation and Nominations Committee determines the variable compensation attributed to the other members of the Executive Committee on proposal of the Chairman. The variable portion of the compensation presented in the table below depends, on one hand, on the achievement of individual objectives and, on the other hand, on the achievement of the Group’s earnings objectives, which are based on return on equity or ROE.
The following table presents gross compensation owing for fiscal year 2005 and for fiscal year 2004 to the members of the Executive Committee (other than the Chairman and Chief Executive Officer and the Chief Operating Officer):

	Fixed	Variable	Profit sharing	Total	Fixed	Variable	Profit sharing	Total
	compensation	compensation	for 2005[2]	compensation	compensation	compensation	paid for 2004	compensation
	paid for 2005	paid and to be		paid for 2005	paid for 2004	paid for 2004		paid for 2004
		paid for 2005 [1]
	In euros	In euros	In euros	In euros	In euros	In euros	In euros	In euros
Marcel Kahn	280,000	N/A	26,295	N/A	195,152	142,240	11,342	348,734
Romain Durand [3]	280,000	168,169	-	448,169	255,000	142,240	-	397,240
Jean-Luc Besson	280,000	N/A	26,295	N/A	209,000	167,740	15,753	392,493
Victor Peignet	280,000	N/A	26,295	N/A	203,000	159,676	15,753	378,429
Henry Klecan Jr4	253,700	N/A	-	N/A	226,743	126,850	-	353,593
Yvan Besnard	197,000	N/A	26,295	N/A	157,000	90,226	12,397	259,623

The following table presents gross compensation paid in 2005 and in 2004 to the members of the Executive Committee (other than the Chairman and Chief Executive Officer and the Chief Operating Officer):

1 The contractual bonus to be paid in 2006, which is one of the components of the variable portion of compensation, will be established at a later time by the Compensation and Nominations Committee based on financial and individual criteria.
2 The amounts corresponding to profit sharing paid in 2006 and for fiscal year 2005 are amounts estimated at the cap. These are likely to change based on the final budget allowance.
3 Romain Durand resigned from his functions as Chief Executive Offices and director of SCOR VIE on 28 December 2005. The Board of Directors of SCOR VIE accepted his resignation on 11 January 2006. From 28 December 2005, Romain Durand lost all his rights to share options and to a free distribution of shares.
4. Exchange rate at 31/12/2005 1 USD = 0.8456 EUR and 1 CAD = 0.7448 EUR
5. Exchange rate at 31/12/2005 1 USD =0.8456 EUR and 1 CAD = 0.7448 EUR

	Fixed	Variable	Profit	Total	Fixed	Variable	Profit	Total
	compensation	compensation	sharing paid	compensation	compensation	compensation	sharing paid	compensation
	paid in	paid in 2005	in 2005	paid in 2005	paid in 2004	paid in 2004	in 2004	paid in 2004
	2005
	In euros	In euros	In euros	In euros	In euros	In euros	In euros	In euros
Marcel Kahn	280,000	142,240	11,342	433,582	195,152	-	-	195,152
Mr. Romain Durand [3]	280,000	148,774	-	428,774	255,000	79,635	-	334,635
Jean-Luc Besson	280,000	133,840	15,753	429,593	209,000	50,460	-	259,460
Victor Peignet	280,000	181,842	15,753	477,595	203,000	109,078	-	312,078
Henry Klecan, Jr.[6]	253,700	126,850	-	380,550	226,743	25,481	-	252,224
Yvan Besnard	197,000	90,226	12,397	299,623	157,000	11,700	-	168,700

Like all Group senior executives, members of the Group Executive Committee are entitled to a guaranteed capped pension plan conditioned by a 10-year length of service in the Group, the payment of which is based on their average compensation over the last five years.
The amount paid or accrued by the Group for the departure of members of the Executive Committee in 2005 was €3,992,964.
They also benefit from the use of a vehicle for business purposes, the Chairman having a company car for his representational duties; all costs of insurance, maintenance and fuel as well as expenses for the chauffeur being charged to the Company.
In addition, the Chairman and the Chief Operating Officer receive the following benefits in kind:
(a) health insurance policy under the terms of a contract dated September 16, 1998;
(b) an “all causes” death or permanent disability insurance underwritten for the senior management of the Company on 30 June 1993. The Company is currently re-negotiating this contract, and it is emphasized that the Chairman and the Chief Operating Officer will benefit from any contract replacing the existing contract; and
(c) an insurance for death or permanent disability caused by an accident, underwritten on January 1, 2006. The Company is currently re-negotiating this contract and it is emphasized that the Chairman and the Managing Director will benefit from any contract replacing the existing contract.
The members of the Executive Committee do not receive directors’ fees in respect of their directorships of companies in which SCOR holds more than 20% of the share capital. They are reimbursed for justified business expenses.
Compensation of the Chairman and the Chief Operating Officer for the 2006 financial period
▪	The Chairman’s compensation
On March 21, 2006, at the suggestion of the Committee for Appointments and Compensation, the Board of Directors decided that the Chairman:
–	will continue to receive a fixed annual compensation of €500,000 gross, payable in twelve monthly payments, and
–	will receive, from the 2006 financial period inclusively, a variable annual compensation capped at €1,000,000 gross, consisting of:
–	An annual variable compensation capped at €500,000 gross, the annual amount of which will be determined depending on the achievement of personal objectives, annually defined at the beginning pf the period, by the Board of Directors at the suggestion of the Committee for Appointments and Compensation.

–	an annual variable compensation capped at €500,000 gross, the annual amount of which will be determined depending on the achievement of financial objectives defined annually at the beginning of the period by the Board of Directors at the suggestion of the Committee for Appointments and Compensation.
The variable compensation for N will be paid during the period N + 1, as soon as the Company financial statements for the N period are approved by the General Meeting.
For the 2006 period, the variable compensation of the Chairman will be determined according to the following criteria:
–	Personal criteria: conclusion of strategic operations, return to the marking of level A- (A.M.Best) and maintenance of the marking A- (S&P), restructuring of the SCOR Group around the three companies being created, general management of the firm; and
–	financial criteria: level of Return on Equity (ROE) achieved by SCOR, it being stated that the amount of the variable compensation will be progressive and proportional to the figure achieved by this ROE of between 0% and 10%, an ROE exceeding or equal to 10% giving the right to the maximum amount of variable compensation.
In the case of departure during period N:
–	the whole of the variable part of his compensation relating to the period N-1 will be payable at the time of period N as soon as the Company financial statements for the period N-1 are approved by the General Meeting;

–	in addition, in the case of dismissal, the amount of the variable part of his compensation for period N will (i) be determined on the basis of the variable compensation relating to the period N-1 and quota share depending on his date of departure in relation to period N in course, and (ii) paid as soon as the Company financial statements for period N-1 are approved by the General Meeting.
In the case of dismissal, the Chairman will receive an indemnity corresponding to the sum of all the variable and fixed elements of his annual gross compensation paid by the Company during the two years prior to his dismissal.
In the case of a change in the structure of the common stock of the Company markedly affecting his responsibilities and making pursuit of his activity and the normal exercising of his powers difficult, and in the case of interrupting the professional relationship at his request, the Chairman will receive an indemnity corresponding to the sum of all the fixed and variable elements of his annual gross compensation paid by the Company during the three years prior to the interruption. This indemnity will be paid at the request of the Chairman presented within six months from the occurrence of the significant change in the structure of the common stockl of the Company.
Finally, it was decided at the time of the Board of Directors Meeting of March 21, 2006 that the Chairman will benefit from a specific death insurance aimed at covering the risks inherent in the functions of the Chairman of the Company for an amount equivalent to three years of fixed and variable compensation, an insurance which will be taken out by the Company for the benefit of members of the Executive Committee.
▪	Compensation of the Chief Operating Officer
The Board of Directors Meeting of March 21, 2006, at the suggestion of the Committee for Appointments and Compensation, has decided that the Chief Operating Officer:
–	will continue to receive a fixed annual compensation package of €410,000 gross, payable in twelve monthly payments and
–	will receive, from the 2006 period inclusively, an annual variable compensation with a ceiling of €410,000 gross, consisting of:
–	an annual variable compensation with a ceiling of €205,000 gross, the annual amount of which will be determined depending on the achievement of the personal objectives, annually defined at the beginning of the period by the Board of Directors at the suggestion of the Committee for Appointments and Compensation, and

–	An annual variable compensation capped at €205,000 gross, the annual amount of which will depend on the achievement of financial objectives defined annually, at the beginning of the period, by the Board of Directors at the suggestion of the Committee for Appointments and Compensation.
The variable compensation for N will be paid during the period N + 1, as soon as the Company financial statements for the period N are approved by the General Meeting.
For the period 2006, the variable compensation of the Chief Operating Office will be determined in accordance with the following criteria:
–	personal criteria: conclusion of strategic operations, return to the marking of level A- (A.M.Best) and maintenance of the marking A- (S&P), restructuring of the SCOR Group around the three companies being created, contribution to the general management of the firm in the framework of his duties; and

–	financial criteria: level of the Return on Equity (ROE) achieved by SCOR, it being stated that the amount of the variable compensation will be progressive and proportional to the figure achieved by this ROE of between 0% and 10%, an ROE greater or equal to 10% giving the right to the maximum amount of the variable compensation.
In the case of departure during the period N:

–	all the variable part of his compensation relating to period N-1 will be payable at the time of period N as soon as the Company financial statements for period N-1are approved by the General Meeting;

–	in addition, in the case of dismissal, the amount of the variable part of his compensation for period N will (i) be determined on the basis of the variable compensation relating to period N-1 and quota share depending on his departure date in relation to the period N in course, and (ii) paid as soon as the Company financial statements for the period N-1 are approved by the General Meeting
In the case of dismissal, the Chief Operating Officer will receive an indemnity corresponding to the sum of all the fixed and variable elements of his annual gross compensation paid by the Company during the two years prior to his dismissal.
In the case of a change in the structure of the common stock of the Company markedly affecting his responsibilities and making pursuit of his activity and the normal exercising of his powers difficult, and in the case of interrupting the professional relationship at his request, the Chief Operating Officer will receive an indemnity corresponding to the sum of all the fixed and variable elements of his annual gross compensation paid by the Company during the three years prior to the interruption. This indemnity will be paid at the request of the Chief Operating Officer presented within six months from the occurrence of the significant change in the structure of the common stock of the Company.

9.9 Stock options held by the members of the Executive Committee at December 31, 2005
The stock option plans for the years 1994 to 1997 then 2003, 2004 and 2005 are share subscription plans that will give rise to an increase in share capital if exercized. The plans for the years 1998 to 2001 are stock option plans to purchase existing shares.
In accordance with the authorization of the General Shareholders’ Meeting decided on May 18, 2004, the Board of Directors approved a plan on August 25, 2004, intended for a number of the Group’s directors and officers and senior executives, offering a total of 5,990,000 options, granted without discount, at a price of €1.14 per option. The options can be exercized all at once or several times but with a minimum of 1,000 shares each time, from August 26, 2008 to August 25, 2014. After August 25, 2014, any unexercized options will become null and void.
The Board of Directors of SCOR, in accordance with the authority granted to it by the General Shareholders’ Meeting of May 31, 2005, established a new stock option plan on August 31, 2005 intended for group directors, officers and a number of senior executives of the Group’s companies. The stock subscription price amounts to €1.66 per share. The 7,260,000 options may be exercized all at once or separately from September 16, 2009 to September 15, 2015 and will give the right to one share per option. After this date, the rights will expire.
Conditions for exercising the options include a condition based on presence, but not a condition based on performance.

SUMMARY OF STOCK OPTIONS GRANTED

								Including 10			Number of
								largest	Subscription	Number of	options	Number of
	Date of the	Date of the Board					Including	employee-	or purchase	shares	cancelled	options
	Shareholders’	of Directors’	Date of availability of	Expiration date	Number of	Number of	executives of	recipient	price	purchased or	during the	remaining at
Plan	Meeting	Meeting	the options	of the plans	recipients	options granted	the Group	distributions	in euros	subscribed	fiscal year *	12/31/2005 *
1992	June 24, 1992	Sept. 28, 1992	closed	closed	76	318,800	42,000	54,000		-	-	-
1994	May 09, 1994	May 9, 1994	closed	closed	104	429,000	59,000	64,000		-	-	-
1995	May 09, 1995	May 15, 1995	closed	closed	99	430,000	82,000	68,000		-	192,782	-
1996	May 13, 1996	Sept. 05, 1996	Sept. 05, 1997 (30%)	Sept. 04, 2006	122	480,000	83,000	70,000	11.7	-	42,096	661,689
			Sept. 05, 1998 (30%)
			Sept. 05, 1999 (40%)
1997	May 12, 1997	Sept. 04, 1997	Sept. 04, 2002	Sept. 03, 2007	113	481,500	112,000	72,000	15.03	-	59,429	806,014
1998	May 12, 1998	Sept. 03, 1998	Sept. 04, 2003	Sept. 03, 2008	134	498,000	130,000	71,500	22.72	-	76,764	860,496
1999	May 06, 1999	Sept. 02, 1999	Sept. 03, 2004	Sept. 02, 2009	145	498,500	130,000	71,000	18.58	-	86,667	817,168
2000	May 06, 1999	May 04, 2000	May 05, 2004	May 03, 2010	1,116	111,600	600	1,000	19.39	-	25,647	161,601
2000	May 06, 1999	Aug. 31, 2000	Sept. 01, 2005	Aug. 30, 2010	137	406,500	110,000	63,000	18.17	-	86,420	675,049
2001	April 19, 2001	Sept. 04, 2001	Sept. 04, 2005	Oct. 02, 2011	162	560,000	150,000	77,000	19.39	-	137,430	1,000,418
2001	April 19, 2001	Oct. 03, 2001	Oct. 04, 2005	Oct. 02, 2011	1,330	262,000	1,200	2,000	13.73	-	60,137	385,175
		Totals				4,475,900	899,800	613,500
		Totals recalculated after share capital increase of December 31, 2002				11,088,489	2,229,143	1,519,870
2003	April 18, 2002	Feb. 28, 2003	Feb. 28, 2007	Feb. 27, 2013	65	1,435,688	655,233	247,532	2.86	-	104,840	1,170,713
2003	April 18, 2002	June 03, 2003	June 03, 2007	June 02, 2013	1,161	2,266,927	420,441	177,787	3.94	-	2,026,386	1,628,777
			Granted conditional upon unrealized ROEs			2,266,929	420,441	177,787
		Totals
		Totals recalculated after share capital increase of January 07, 2004				17,058,033	3,725,259	2,122,975
2004	May 18, 2004	August 25	Aug. 26, 2008	Aug. 25, 2014	171	5,990,000	1,335,000	920,000	1.14	-	450,000	5,540,000
2005	May 31, 2005	August 31	Sept. 16, 2009	Sept. 16, 2015	219	7,260,000	1,650,000	1,420,000	1.66	-	255,000	7,005,000
		Totals at December 31, 2005				30,308,033	6,710,259	4,462,975			3,603,598	20,712,100

* Volumes recalculated after share capital increase.

The following table presents the stock option plans in favor of the members of the Executive Committee as of December 31, 2005:

					Potential
	Options	Options to be			transaction
	exercized	exercized	Plan dates	Price (EUR)	volume (EUR)	Exercise period
Denis Kessler[1]	None	364,019	Feb. 28, 2003	2.86	1,041,094	Feb. 28, 2007 to Feb. 28, 2013
	None	160,169	June 03, 2003	3.94	631,065	June 03, 2007 to June 03, 2013
	None	375,000	Aug. 25, 2004	1.14	427,500	Aug. 26, 2008 to Aug. 25, 2014
	None	450,000	Sept. 16, 2005	1.66	747,000	Sept. 16, 2009 to Sept. 15, 2015
TOTAL		1,349,188

Patrick Thourot[1]	None	72,804	Feb. 28, 2003	2.86	208,219	Feb. 28, 2007 to Feb. 28, 2013
	None	60,064	June 03, 2003	3.94	236,652	June 03, 2007 to June 03, 2013
	None	180,000	Aug. 25, 2004	1.14	205,200	Aug. 26 2008 to Aug. 25, 2014
	None	200,000	Sept. 16, 2005	1.66	332,000	Sept. 16, 2009 to Sept. 15, 2015
TOTAL		512,868

Romain Durand	None	19,809	Sept. 04, 1997	15.03	297,729	Sept. 04, 2002, to Sept. 03, 2007
	None	29,713	Sept. 03, 1998	22.72	675,079	Sept. 04, 2003 to Sept. 03, 2003
	None	32,188	Sept. 02, 1999	18.58	598,053	Sept. 03, 2004 to 02 Sep. 2009
	None	249	May 04, 2000	19.39	4,828	May 05, 2004 to May 03, 2010
	None	37,141	Aug. 31, 2000	18.17	674,852	Sept. 01, 2005 to Aug. 30, 2010
	None	49,520	Sept. 04, 2001	19.39	960,193	Sept. 04, 2005 to Sept. 03, 2011
	None	497	Oct. 03, 2001	13.73	6,824	Oct. 04, 2005 to Oct. 02, 2011
	None	43,683	Feb. 28, 2003	2.86	124,933	Feb. 28, 2007 to Feb. 25, 2013
	None	40,043	June 03, 2003	3.94	157,770	June 03, 2007 to June 03, 2013
	None	180,000	Aug. 25, 2004	1.14	205,200	Aug. 26, 2008 to Aug. 25, 2014
	None	200,000	Sept. 16, 2005	1.66	332,000	Sept. 16, 2009 to Sept. 15, 2015
TOTAL		632,843

Jean-Luc Besson	None	43,683	Feb. 28, 2003	2.86	124,933	Feb. 28, 2007 to Feb. 28, 2013
	None	40,043	June 03, 2003	3.94	157,770	June 03, 2007 to June 03, 2013
	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014
	None	180,000	Sept. 16, 2005	1.66	298,800	Sept. 16, 2009 to Sept. 15, 2015
TOTAL		383,726

Marcel Kahn	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014
	None	150,000	Sept. 16, 2005	1.66	249,000	Sept. 16, 2009 to Sept. 15, 2015
TOTAL		270,000

Victor Peignet	None	9,905	Sept. 05, 1996	11.7	115,889	Sept. 05, 1997 to Sept. 04, 2006 (30%)
						Sept. 05, 1998 to Sept. 04, 2006 (30%)
						Sept. 05, 1999 to Sept. 04, 2006 (40%)
	None	12,381	Sept. 04, 1997	15.03	186,086	Sept. 04, 2002 to Sept. 03, 2007
	None	9,905	Sept. 03, 1998	22.72	225,042	Sept. 04, 2003 to Sept. 03, 2008
	None	12,381	Sept. 02, 1999	18.58	230,039	Sept. 03, 2004 to Sept. 02, 2009
	None	249	May 04, 2000	19.39	4,828	May 05, 2004 to May 03, 2010
	None	14,857	Aug. 31, 2000	18.17	269,952	Sept. 01, 2005 to Aug. 30, 2010
	None	19,809	Sept. 04, 2001	19.39	384,097	Sept. 04, 2005 to Sept. 03, 2011
	None	497	Oct. 03, 2001	13.73	6,824	Oct. 04, 2005 to Oct. 02, 2011
	None	26,210	Feb. 28, 2003	2.86	74,961	Feb. 28, 2007 to Feb. 28, 2013
	None	28,030	June 03, 2003	3.94	110,438	June 03, 2007 to June 03, 2013
	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014

1  In the event of dismissal or a significant change in the capital stock of the Company that substantially affects their respective responsibilities and makes it difficult for them to pursue their respective activities and the normal exercise of their respective prerogatives, and if their professional relationship is terminated at their request, the Chairman and Chief Executive and/or the Chief Operating Officer shall retain the right to exercise the options allotted to them that have been fully vested within the periods defined by the stock option plan, and shall be entitled to an indemnity, for the options they would be unable to exercise under this plan, to compensate for the loss of the right to exercise the options under the terms of the plan. The amount of this indemnity will be determined by an independent expert using the option valuation method knowns as the “Black & Scholes” method on the date of their respective departures.

					Potential
	Options	Options to be			transaction
	exercized	exercized	Plan dates	Price (EUR)	volume (EUR)	Exercise period
	None	200,000	Sept. 16, 2005	1.66	332,000	Sept. 16, 2009 to Sept. 15, 2015
TOTAL		454,224

Henry Klecan	None	14,857	Sept. 04, 2001	19.39	288,077	Sept. 04, 2005 to Sept. 03, 2011
	None	497	Oct. 03, 2001	13.73	6,824	Oct. 04, 2005 to Oct. 02, 2011
	None	11,649	Feb. 28, 2003	2.86	33,316	Feb. 28, 2007 to Feb. 28, 2013
	None	16,017	June 03, 2003	3.94	63,107	June 03, 2007 to June 03, 2013
	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014
	None	150,000	Sept. 16, 2005	1.66	249,000	Sept. 16, 2009 to Sept. 15, 2015
TOTAL		313,020
Yvan Besnard	None	17,334	Sept. 04, 1997	15.03	260,530	Sept. 04, 2002 to Sept. 03, 2007
	None	17,334	Sept. 03, 1998	22.72	393,828	Sept. 04, 2003 to Sept. 03, 2008
	None	17,334	Sept. 02, 1999	18.58	322,066	Sept. 03, 2004 to Sept. 02, 2009
	None	249	May 04, 2000	19.39	4,828	May 05, 2004 to Mar. 05, 2010
	None	14,857	Aug. 31, 2000	18.17	269,952	Sept. 01, 2005 to Aug. 30, 2010
	None	17,334	Sept. 04, 2001	19.39	336,106	Sept. 04, 2005 to Sept. 03, 2011
	None	497	Oct. 03, 2001	13.73	6,824	Oct. 04, 2005 to Oct. 02, 2011
	None	26,210	Feb. 28, 2003	2.86	74,961	Feb. 28, 2007 to Feb. 28, 2013
	None	14,416	June 03, 2003	3,94	56,799	June 03, 2007 to June 03, 2013
	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014
	None	120,000	Sept. 16, 2005	1.66	199,200	Sept. 16, 2009 to Sept. 15, 2015
TOTAL		365,565

TOTAL GENERAL		4,281,434			13,886,268
The other group directors and officers were not granted stock options.
Taking into account the results recorded in 2003 and 2004, the stock options from the June 2003 plan with the condition of a 2003 ROE of more than 10% or 2004 ROE of more than 12% were cancelled.
9.10 OTHER STOCK COMPENSATION
On August 25, 2004, the Board of Directors approved, pursuant to the authorization of the May 18, 2004 Shareholders’ Meeting and subsequent to a proposal of the Nomination and Compensation Committee the principle of a stock compensation plan applicable to all employees, directors and officers of the Group. SCOR Group thus decided to grant shares at no cost to all of its employees up to an aggregate volume of 7,140,705 shares, subject to compliance with attendance conditions of the recipient employees of the Group. The shares transferred may be sold by their recipient as of the date the ownership is transferred, determined by the Chairman and Chief Executive Officer to be January 10, 2005.
Distribution from the stock compensation plan intended for group directors, officers and certain senior executives of the Group companies called for the transfer of the securities at two separate times, in equal shares on January 10, 2005 (Tranche A) and on November 10, 2005 (Tranche B), subject to compliance with conditions relating to attendance.
In the context of the transfer that took place on January 10, 2005 (Tranche A), the members of the Executive Committee collected one half of the shares entitled to them under the stock compensation plan.
The French 2005 Finance Act instituted a new incentive tax and company benefits system for free stock distribution, the purpose of which is to promote employee savings. As such, French recipients had the option of forfeiting the transfer of November 10, 2005 (Tranche B), in exchange for which the distribution was increased by 40% and subject to the new incentive arrangement (Plan 2004 – forfeiture – redistribution), under the 2005 redistribution plan approved by the Board of Directors on August 31, 2005 to that effect.
On August 31, 2005, SCOR’s Board of Directors, in accordance with the authority granted to it by the General Shareholders’ Meeting of May 31, 2005 and on the proposal of the Compensation and Nominations Committee, established a new free stock distribution plan, intended for group directors, officers and certain senior executives of the Group’s companies.
The 7,305,000 shares will be transferred in September 2007, subject to compliance with attendance conditions of the employee recipients of the Group, and will be required to be held until September 2009.
The table below presents the free share distribution plan in favor of the members of the Executive Committee dated December 31, 2005:

	Plan	Shares	Price (EUR)	Transaction (EUR)	Date of transfer
Denis Kessler[1]	2004 Plan - Tranche A	187,500	1.44	270,000	January 10, 2005
	Plan 2004 – Forfeiture - redistribution	262,500		—	September 01, 2007
	2005 Plan	450,000		—	September 01, 2007
TOTAL		900,000

Patrick Thourot[1]	2004 Plan - Tranche A	90,000	1.44	129,600	January 10, 2005
	2004 Plan – Forfeiture - redistribution	126,000		—	September 01, 2007
	2005 Plan	200,000		—	September 01, 2007
TOTAL		416,000

Romain Durand	2004 Plan - Tranche A	90,000	1.44	129,600	January 10, 2005
	2004 Plan – Tranche B	90,000	1.69	152,100	November 10, 2005
	2005 Plan	200,000		—	September 01, 2007
TOTAL		380,000

Jean-Luc Besson	2004 Plan - Tranche A	75,000	1.44	108,000	January 10, 2005
	2004 Plan – Tranche B	75,000	1.69	126,750	November 10, 2005
	2005 Plan	180,000		—	September 01, 2007
TOTAL		330,000

Marcel Kahn	2004 Plan - Tranche A	75,000	1.44	108,000	January 10, 2005
	2004 Plan – Forfeiture - redistribution	105,000		—	September 01, 2007
	2005 Plan	150,000		—	September 01, 2007
TOTAL		330,000

Victor Peignet	2004 Plan - Tranche A	75,000	1.44	108,000	January 10, 2005
	2004 Plan – Forfeiture - redistribution	105,000		—	September 01, 2007
	2005 Plan	200,000		—	September 01, 2007
TOTAL		380,000

Henry Klecan	2004 Plan - Tranche A	65,576	1.44	94,429	January 10, 2005
	2004 Plan – Tranche B	65,576	1.69	110,823	November 10, 2005
	2005 Plan	150,000		—	September 01, 2007
TOTAL		281,152

Yvan Besnard	2004 Plan - Tranche A	51,842	1.44	74,652	January 10, 2005
	2004 Plan – Forfeiture - redistribution	72,579		—	September 01, 2007
	2005 Plan	120,000		—	September 01, 2007

TOTAL		244,421

TOTALGENERAL		3,261,573

1 In the event of dismissal or a significant change in the capital stock of the Company that substantially affects their respective responsibilities and makes it difficult for them to pursue their respective activities and the normal exercise of their respective prerogatives, and if their professional relationship is terminated at their request, the Chairman and Chief Executive and/or the Chief Operating Officer shall be entitled to an indemnity, for the bonus shares that would have been allotted to them and which they could not receive, to compensate for the loss of the right to the shares. The amount of this loss shall be equivalent to the produce of the number of shares in question multiplied by the average price of the SCOR share on the date of their respective departures.

The other group directors and officers did not receive any no-cost shares.
9.11 Stock options granted to the top ten non-officer employees and exercized by them during fiscal year 2005
A total of 920,000 stock options were granted to the top ten non-officer employees under the August 25, 2004 plan. They received 1,290,000 options from the August 25, 2005 plan.
No options were exercized in 2003, 2004 and 2005.
No options have been granted by a related company as defined by article 225-180 of the French Commercial Code.

Stock options granted to top ten non-officer	Number of		Expiration
employee recipients and options exercized by them	options	Price	dates	Plan
Options granted during the fiscal year by the issuer and by any company included in the option distribution scope to ten employees of the issuer and of any company included in this scope, (aggregate information)	1,420,000	1.66	Sept. 16, 2009	Sept. 16, 2005

Options held on the issuer and on the companies referred to previously and exercized during the fiscal year by the ten employees of the issuer of these companies receiving the largest option distributions (aggregate information)
	N/A	N/A	N/A	N/A

9.12 Number of shares held by directors and executive officers at December 31, 2005
Article 10 (“Administration”) of SCOR’s bylaws requires that directors own at least one share of the Company during the term of their directorship.

Group directors and officers	Number of shares
Mr. Carlo Acutis	60,000
Mrs. Michèle Aronvald	948
Mr. Antonio Borges	1
Mr. Allan Chapin	1,000
Mr. Daniel Havis	7,602
Mr. Denis Kessler	319,920
Mr. Yvon Lamontagne	4,460
Mr. le Pas de Sécheval	500
Mr. Daniel Lebègue	100
Mr. André Lévy-Lang	150,000
Mr. Herbert Schimetschek	6
Mr. Jean-Claude Seys	21,050
Mr. Jean Simonnet	2,736
Mr. Claude Tendil	1,506
Mr. Patrick Thourot	91,530
Mr. Daniel Valot	100
Non-Voting Director
Mr. Georges Chodron de Courcel	17,836
Total	679,295

9.13	Report of the Chairman of the Board of Directors on the terms and conditions for preparing and organizing the work of the Board of Directors and on internal control procedures in compliance with Article L.225-37 of the French Commercial Code
As provided in Article L.225-37 of the French Commercial Code, the purpose of this Report is to set forth the terms and conditions for preparation of organizing and holding the Meetings of the Board of Directors, as well as the internal control procedures established by the Company.
I- Terms and Conditions for Preparing and Organizing the Work of the Board of Directors
In accordance with the recommendations of Mr. Chapin made in connection with his evaluation of the performance of the Board of Directors in 2003, the Board of Directors has adopted the following principles, among others:
–	the presence on the Board of Directors of a majority of independent Directors, in accordance with the standards adopted by the Board of Directors. Pursuant to this criteria, eleven out of the fifteen members of the Board of Directors are independent, i.e., Messrs. Acutis, Borges, Chapin, Havis, Lamontagne, Lebègue, Lévy-Lang, Schimetschek, Simonnet, Tendil, and Valot;
–	diversity of abilities. In addition to two experts from the insurance and reinsurance industries, the Board includes members from financial services and industry;
–	greater internationalization of the Board, with Italian, Portuguese, Austrian, Canadian, and U.S. Directors, having broad international experience;
–	improvement in exchanges of information with the Boards of Directors of subsidiaries;
–	reorganization of the Board’s Committees; and
–	an in-depth evaluation, every three years, of the Board’s operations and a review every year in between.
Following the above-mentioned recommendations, Mr. Levy-Lang conducted an evaluation of the performance of the Board for 2004. The summary of the evaluation questionnaires filled out by the directors and the comments of Mr. Levy-Lang were given to the Board during its March 23, 2005 meeting.
The list of members of the Board of Directors to date appears in the following table:

		Date of
Name	Age*	appointment	End of term
Denis Kessler	53	November 4, 02	2007
Carlo Acutis	67	May 15, 03	2009
Michèle Aronvald	47	August 30, 01	2006
Antonio Borges	56	May 15, 03	2007
Allan Chapin	64	May 12, 97 (2)	2011
Daniel Havis	50	November 18, 96 (2)	2011
Yvon Lamontagne	65	May 15, 03	2007
Daniel Lebègue	62	May 15, 03	2009
Helman Le Pas de Sécheval (1)	39	November 3, 04	2009
André Lévy-Lang	68	May 15, 03	2009
Herbert Schimetschek	67	May 15, 03	2007
Jean-Claude Seys	67	May 15, 03	2009
Jean Simonnet	69	March 2, 99 (2)	2011
Claude Tendil	60	May 15, 03	2007
Daniel Valot	61	May 15, 03	2007
(1) Mr. Helman le Pas de Sécheval was co-opted as director in replacement of Mr. Jean Baligand by the Board of Directors on November 3, 2004 and his appointment was approved by the General Shareholders’ Meeting of May 31, 2005
(2) Office renewed on May 31, 2005
* At December 31, 2005
Mr. Georges Chodron de Courcel, 55 years old, Chief Operating Officer of BNP-Paribas, has held the position of Non-voting Director since May 15, 2003. His term was renewed until 2007 by the General Shareholders’ Meeting of May 31, 2005. Mr. le Pas de Sécheval held the position of Non-voting Director until November 3, 2004 and has not been replaced in this position.
At the Board Meeting held on March 31, 2004, an interim assessment was made of the Board’s organization and operation. A new set of by-laws was adopted to formalize and strengthen the strategic decisions made. The main provisions of these by-laws are set out below:
Mission of the Board of Directors

Pursuant to these by-laws, the Board of Directors determines the policies of the Company’s businesses, oversees their implementation and supervises management’s administration. The Board meets at least 4 times a year. In accordance with legal provisions, it approves the financial statements, proposes dividends, and makes investment and financial policy decisions. The Board also determines the amount and the nature of the sureties, securities and guarantees that can be granted by the Chief Executive Officer on behalf of the Company.
Meetings of the Board of Directors
At least five days before any meeting of the Board of Directors, the Chairman and Chief Executive Officer is required to submit a work folder to the Directors including all information that will allow them to participate in the discussions listed on the agenda in a discerning and efficient manner. Furthermore, outside of Board meetings, the Chairman and Chief Executive Officer is required to submit to the Directors any information and documents necessary to complete their duties, and the Directors may submit requests for information to the Chairman and Chief Executive Officer. In addition, Directors may ask the Chairman and Chief Executive Officer to invite the principal top executives of the Company to attend Board meetings.
Meetings held by videoconference or telecommunication
At the Board of Directors meeting held on November 2, 2005, the set of by-laws was amended to allow the Board to hold its meetings via means of telecommunication in accordance with the provisions of the Act of July 26, 2005. As such, the Board of Directors may from now on hold meetings either via videoconferencing or telecommunication, under the conditions established by regulations in effect.
Independence of Directors
The idea of the independence of Directors is now analyzed on the basis of the following principal criteria. Independent Directors must not:
–	receive a salary or hold an executive position within SCOR and must not have done so during the previous five years;
–	have received from SCOR compensation greater than €100,000 during the five previous years, except for directors’ fees,
–	be an officer in a company in which SCOR directly or indirectly is a director or in which an employee has been designated as such or in which an officer of SCOR (currently or within the last five years) is a director;
–	be a significant client, supplier, investment banker, commercial banker of SCOR or of its Group or for which SCOR or its Group represents a significant share of the business. A significant share is a contribution to the business equal to the lesser of the following two amounts: more than 2% of the Company’s consolidated premium income, or an amount greater than €100 million,
–	have a close family relationship with an officer of the Company;
–	have been an auditor of the company during the previous five years;
–	have been a Director of SCOR for more than twelve years,
–	represent a shareholder of the Company owning more than 5% of the share capital or voting rights.
Rights and obligations of Directors
Directors may receive training at their request on the specific nature of the Company, its business lines and its business sector. They agree to regularly attend meetings of the Board, Committees of which they may be members, and General Shareholders’ meetings. Lastly, they are obligated to express their opposition when they believe that a decision of the Board of Directors is likely to be harmful to the Company.
Loyalty and conflict of interest
The by-laws prohibit Directors from accepting benefits from the Company or from the Group that are likely to place their independence in question, and require them to dismiss any pressure from other Directors, specific groups of shareholders, creditors, suppliers or other third parties. Directors agree to submit to the Board of Directors any agreement falling under the purview of Article L. 226-38 of the French Commercial Code. In the event of a conflict of interest, the Director will fully inform the Board in advance. He is required to abstain from participating in any Board discussions.
Accumulation of directorships
The set of by-laws requires that candidates for Director inform the Board of the directorships that they hold, as the Board has the duty to ensure compliance with the rules on accumulation of directorships. Once appointed, Directors must inform the Board of any appointment as a company officer within a period of five days following their appointment. Lastly, Directors must inform the Board within a period of one year following the end of the fiscal year of the list of directorships they held during that fiscal year.
Limitations and restrictions on trading SCOR securities
The by-laws set out the principal recommendations of the market authorities with regard to Directors trading the securities of their company.
First and foremost, the by-laws set out the legal and regulatory provisions requiring confidentiality with regard to privileged information of which Directors could have knowledge while performing their functions.
Then, the by-laws require Directors to register as owners of SCOR equities that they themselves or their un-emancipated minor children are holding at the time they enter office or those acquired subsequently. In addition, the by-laws lay down certain restrictions on trading SCOR securities:

-	first, it is forbidden to trade in SCOR securities while in possession of information which, when made public, is likely to have an impact on the share price. This restriction remains in effect two days after this information has been made public by a press release;

-	on the other hand, it is forbidden to directly or indirectly conduct any transaction with regard to the Company’s securities during certain sensitive periods as notified to them by the Company or during any period preceding an important event affecting the Company and likely to influence its market price.
Lastly, Directors are required to declare to SCOR all transactions conducted with regard to the Company’s securities, directly or by an intermediary, on their behalf or on behalf of a third party, by their spouse, or by a third party holding a power of attorney.
During 2005, the Board of Directors met eight times, on March 23, April 12, May 9, May 31 (morning), May 31 (afternoon), June 14, August 31 and November 2.
The following table presents the attendance at Board meetings of members of the Board of Directors during 2005:

Members of the Board	Attendance rate (in %)
Denis Kessler	100
Carlo Acutis	50
Michèle Aronvald	87.5
Antonio Borgès	87.5
Allan Chapin	100
Daniel Havis	100
Yvon Lamontagne	100
Daniel Lebègue	100
Helman Le Pas de Sécheval	50
André Lévy-Lang	75
Herbert Schimetschek	50
Jean-Claude Seys	62.5
Jean Simonnet	87.5
Claude Tendil	87.5
Daniel Valot	87.5
Georges Chodron de Courcel	75
At the Board meeting held on May 15, 2003, the Board of Directors created four Committees in charge of preparing Board meeting discussions and making recommendations in specific areas.
The Strategy Committee consists of Denis Kessler, Chairman, Allan Chapin*, Daniel Lebègue*, Helman le Pas de Sécheval1, André Lévy-Lang*, Jean-Claude Seys, Claude Tendil* and Daniel Valot*. According to the by-laws, this Committee is comprised of six to ten members designated by the Board of Directors and chosen among the Directors and Non-voting Directors. The length of their term coincides with that of their term as Director or Non-voting Director.
This Committee’s mission is to study the Group’s development strategies and to examine any acquisition or disposal plan in an amount in excess of 100 million euros.
The Chairman of the Committee may call any individual to attend who is likely to shed relevant light on the clear understanding of a given point, this person’s presence and the information shall be limited to an agenda item concerning him. The Chairman of the Committee must exclude the non-independent members of the Committee from its discussions to examine points likely to pose an ethical problem or conflict of interest.
During 2005, the Strategy Committee met two times.
The following table presents the attendance at Strategy Committee meetings of the members of the Strategy Committee during 2005:

Members of the Committee	Attendance rate (in %)
Denis Kessler	100
Allan Chapin	100
Daniel Lebègue	50
Helman Le Pas de Sécheval	100
André Lévy-Lang	50
Jean-Claude Seys	100
Claude Tendil	50
Daniel Valot	100
The Accounts and Audit Committee consists of Daniel Lebègue*, Chairman, André Lévy-Lang*, Antonio Borges*, and Helman le Pas de Sécheval***. According to the by-laws, it is comprised of three to five members designated by the Board of Directors and chosen among the Directors and Non-voting Directors. The length of their term coincides with that of their term as Director or Non-voting Director.

*	Independent Director.

1	Mr. le Pas de Sécheval was appointed as a member of the Strategy Committee on November 3, 2005, in replacement of Mr. Jean Baligand, who resigned on August 18, 2004.

This Committee’s task is to review the soundness of the Group’s financial condition, compliance with internal procedures, as well as audits and reviews made by the statutory auditors and internal control management.
The Accounts and Audit Committee has adopted a set of by-laws setting forth two essential tasks:
-      Accounting duties, notably with the analysis of periodic financial documents, examination of the relevance of the choices and proper application of accounting methods, examination of the accounting treatment of any significant transactions, examination of the scope of consolidation, examination of off-balance sheet commitments, steering the selection and compensation of statutory auditors, oversight of any accounting and financial reporting documents before they are made public; the Committee may consult with the Group’s chief financial and accounting officers, the Chief Internal Auditor, and external auditors on these subjects.
-      Ethical and internal control responsibilities. In this connection, the Accounts and Audit Committee is responsible for ensuring that internal procedures relating to collection and verification of data make it possible to guarantee the quality and reliability of SCOR’s financial statements. The Accounts and Audit Committee is also responsible for reviewing agreements with interested parties (“conventions réglementées”), analyzing and responding to questions from employees relating to internal controls, preparing financial statements, and treatment of internal accounting books and records.
The Chairman of the Committee may call any individual to attend an Accounts and Audit Committee meeting who is likely to shed relevant light on the clear understanding of a given point, this person’s presence and the information shall be limited to an agenda item concerning him. The Chairman of the Committee must exclude the non-independent members of the Committee from its discussions to examine points likely to pose an ethical problem or conflict of interest.
***     Me. le Pas de Sécheval is a non-voting member of the Accounts and Audit Committee.
The 2002 U.S. Sarbanes Oxley Act requires audit committees of registered companies in the U.S. to be composed exclusively of independent directors (as defined in the U.S. Sarbanes Oxley Act) and that their members shall only be responsible for the election of external accountants. The by-laws of SCOR’s Accounts and Audit Committee, approved by the Board of Directors on March 18, 2005, set out that all members of the Accounts and Audit Committee will be chosen among the independent Directors, subject to arrangements set out by applicable regulations.
During its six meetings in 2005, the Accounts and Audit Committee primarily discussed the following matters: Financial conclusion of IRP; progress and principal challenges relating to IFRS; obligations and progress relating to Sarbanes Oxley; 2005 budget and pre-approval of the assignments of the external auditors; audit of French GAAP parent company and consolidated financial statements at December 31, 2004; U.S. GAAP financial statements at December 31, 2004 and September 30, 2004; 2005 Group budget; compliance of the Committee’s by-laws with the Sarbanes-Oxley Act; agreement on the consolidation of SCOR – SCOR VIE resources; financial consequences of the exit of IRP’s minority interest; considerations on the organization of managing SCOR’s assets; IFRS financial statements at March 31, 2005; consolidated financial results of the first half of 2005; 2005 Audit Plan; Auditors’ Report; consolidated financial results at September 30, 2005; the Group’s exposure to and protection from natural catastrophes in 2005 and outlooks for 2006; certification of the CRP financial statements in 2004.
The following table presents the attendance at the Accounts and Audit Committee meetings during 2005:

Members of the Committee	Attendance rate (in %)
Daniel Lebègue	100
Antonio Borges	100
Helman Le Pas de Sécheval	83
André Lévy-Lang	83
The Compensations and Nominations committee comprises Allan Chapin*, Chairman, André Lévy-Lang* and Georges Chodron de Courcel**. According to the by-laws, it is comprised of three to five members designated by the Board of Directors and chosen among the Directors and Non-voting Directors. The majority of the members must be chosen among the independent Directors. The Chairman of the Board of Directors, the Chief Executive Officer [sic] The length of their term coincides with that of their term as Director or Non-voting Director.
This Committee’s tasks are to make recommendations on the terms and conditions of compensation for the Group’s officers and senior managers, retirement, and award of stock options and to make proposals relating to membership on and organization of the Board of Directors and its Committees.
Meeting four times in 2005, this Committee issued opinions on the implementation of stock option plans for all employees and senior managers of the Group, option plans and bonus plans to be awarded to senior managers of SCOR.
The following table presents the attendance of the members at meetings of the Compensation and Nominations Committee during 2005:

Members of the Committee	Attendance rate (in %)
Allan Chapin	100
André Lévy-Lang	100

*	Independent Director

**	Non-voting Director

Georges Chodron de Courcel	100
The Risks Committee consisted of Carlo Acutis*, Antonio Borges*, Daniel Havis*, Yvon Lamontagne*, Daniel Lebègue*, Herbert Schimetschek*, Jean Simonnet*, Claude Tendil*, Georges Chodron de Courcel** and Helman le Pas de Sécheval.
Its mission was to identify the major risks to which the Group was exposed on both the assets and liabilities sides, and to ensure that means had been set up to monitor and manage these risks. It scrutinized the main technical and financial risks to which the Group was exposed.
The Risks Committee did not meet in 2004 because all of the matters it would have acted upon were acted upon by the full board or the Audit and Accounts Committee. As a result, on March 23, 2005, the Board of Directors decided to disband the Risk Committee and to transfer the tasks of the Risk Committee to other relevant Group Committees.
II- Limitations on the Authority of the Chief Executive Officer
As provided under Article L 225-51-1 of the French Commercial Code and Article 15, as amended, of the by-laws (“General Management”), the Board of Directors, during its meeting held on April 18, 2002, decided that the Company’s general management would be ensured by a Chairman of the Board of Directors with the title of Chairman and Chief Executive Officer.
III- Internal control procedures
SCOR’s objectives
The purposes of these procedures are:
-      first, to ensure that management actions, or the conduct of transactions, as well as the conduct of employees are consistent with the policies given to the Company’s businesses by management, with applicable laws and regulations, and with the Company’s internal values, standards, and rules;
-      second, to verify that accounting, financial, and management information provided to SCOR’s corporate governance bodies accurately reflects the conduct of the Company’s operations and its financial condition.
The purpose of the internal control system is to prevent and manage all of the risks resulting from the Company’s business, errors, or fraud, in particular in the area of accounting and finance. Like any internal control system, it cannot, however, absolutely guarantee that such risks will be totally eliminated. Among the various limitations inherent in the effectiveness of internal controls relating to the preparation of financial documents, those involving decision-making errors based on human judgment are particularly high in a Group like SCOR. In fact, accounting data is subject to numerous estimations. The internal control system is the responsibility of the Group’s General Management.
The Group’s internal control relating to the preparation of financial and accounting data has been evolving since 2003 based on the COSO reference document. The three general objectives sought through this frame of reference are to ultimately achieve better operating efficiency and protection of assets, ensure compliance with applicable laws, and disclosure of reliable financial statements and statistical information. SCOR focused on complying with the internal control system relating to the reliability of financial information of the COSO reference document. The use of this reference requires us to cover the five components set forth by the COSO, i.e., define the control environment, evaluate risks, survey and formalize control activities, present the process of information and communication, ensure supervision of internal controls.
This report was prepared with the contribution of the Internal Audit Department, the Office of the Company Secretary (Secrétariat Général) and the Finance Department. It was presented to the Audit Committee and to the Board of Directors.
Concise description of the controls implemented
a) General Organization of the Participants Involved in the System of Internal Control
General Organization:
SCOR Group consists of SCOR and its subsidiaries, branches, and representation offices throughout the World. SCOR, the registered office of which is in Paris, has the following responsibilities:
–	holding company,

–	operating company for financial management and various reinsurance operations, the business of which is located in Paris,

–	operating entity.
These operating responsibilities cover a broad field and relate to all of SCOR’s operations. They involve the Group’s Risk Control Department (Direction du Contrôle des Risques Groupe), Finance and Accounting Department (Direction Financière), Management Information Systems Department (Direction des Systèmes d’Information), Office of the Company Secretary and Legal Department (Secrétariat Général et Direction des Affaires Juridiques Groupe), Human Resources Department (Direction des Ressources Humaines), Public Affairs Department (Direction des Affaires Publiques), and the Internal Audit Department (Direction de l’Audit Interne).

Following a reorganization completed in July 2005, the Group Loss Department (Direction des Sinistres Groupe) was consolidated with the Non-Life business segment, comprising the two former business segments: Non-Life treaties and facultatives in large corporate accounts (see comments below). In the context of the New SCOR plan, some reinsurance property and casualty business activity in France and overseas will be contributed to SCOR Global P&C, subject to approval by the SCOR’s Extraordinary Shareholders’ Meeting on May 16, 2006. SCOR Global P&C will thus become the subsidiary specializing in the Group’s Non-Life reinsurance business.
With regard to the Finance and Accounting Department, it includes the Planning, Budgets, and Results Department (PBR), as well as the Financial Communications, Capital Adequacy & Ratings and the Treasury and Asset Management Departments.
The Group Risk Control Department includes the Group Actuarial Department (Direction de l’Actuariat Groupe), the Group Sharing Department (Direction des Rétrocessions Groupe), and the Catastrophic Risk Control Department (Contrôle des Risques Catastrophiques), and the Non-Life Group Technical Department (Direction Technique Groupe Non Vie).
SCOR Group’s reinsurance business was organized until June 30, 2005 around three business segments reporting directly to the Chief Operating Officer. Since July 1, 2005 two business segments, Non-Life treaties (including Credit-Sureties business) and facultative business in Large Corporate Accounts (Business Solutions), were merged in the SCOR Global P&C business segment. The scope of the second business segment, Life Reinsurance (SCOR VIE), did not change.
In connection with the internal procedures adopted by SCOR, the subsidiaries manage one or more businesses in the areas that may fall within one or more business segments. Nevertheless, after the finalization of SCOR VIE in 2003, a legal and operational distinction is ensured by the creation of branch offices covering the Life Reinsurance business outside France falling directly under the responsibility of SCOR VIE.

Participants in Internal Controls

As summarized in the preceding diagram, the SCOR Group’s internal control system is organized as follows:
•	Operating companies located in Paris and subsidiaries provide an initial level of control of all operations under their organizational responsibility,

•	The Reinsurance, Investment and Treasury Management, and Group operating departments provide a second level of control in their respective areas over transactions and operations conducted by the operating entities,

•	The Internal Audit Department provides a third level of control by checking the effectiveness and relevance of the internal control mechanisms of the first two levels in all areas and for all of the Group’s French and non-French companies.
Within this environment, control responsibilities are exercized as shown below by the following principal participants:
•	The Board of Directors relies on various Board Committees, in particular the Accounts and Audit Committee, to exercise its control responsibility over the policies it has set for the Company.

•	The Group’s operating Departments or areas having control responsibility have the task of defining and overseeing the implementation of rules for which they are responsible that apply to all of the Group’s entities. Thus:
o	The Chief Actuary (Group Actuarial Department), reports directly to the Chief Risk Officer, who, in turn, reports to the Chairman and Chief Executive Officer, conducts centralized control of the methods, tools, and results of calculations of claims reserves funding for all non-life operations. His/her task is to implement standardized methods for funding claims reserves for the entire Group, except for life insurance operations, and to ensure the consistency of the Group’s reserve policies, working with internal actuaries and, when appropriate, external actuaries. the Chief Risk Officer, assisted by the Chief Actuary, supervises the establishment of reserves for all subsidiaries and branches and reports to the Accounts and Audit Committee of the Board of Directors,

o	the Risk Sharing and Control of Catastrophic Risks Department, reporting to the Chief Risk Officer, prepares the plan of internal and external risk-sharing for non-life businesses and implements it. This Department is responsible for its proper application and monitoring the solvency of co-underwriters,

o	control of the Group’s information systems is provided by the Group Management Information Systems Department, which has a “Security” manager. This Department reports to the Chief Operating Officer.

o	the Strategic Planning, Budgeting, and Results Department ( (PBR), reporting to the Chief Financial Officer, is responsible for financial and accounting reporting and for verification and supervision of aggregate monthly and consolidated quarterly results of operations and the preparation of financial statements for the French companies and the consolidated financial statements under IFRS and U.S. GAAP.

o	the control of all financial information intended for the market, investors, financial analysts, Security Committees of brokers and rating agencies falls under the responsibility of the Financial Communication and Capital Adequacy and Ratings Departments, reporting to the Chief Financial Officer.
•	The general management of the two reinsurance business segments, reporting to the Chairman and Chief Executive Officer and to the Chief Operating Officer, jointly with the Group Risk Control Department, reporting to the Chairman and Chief Executive Officer, are responsible for drafting common guidelines for underwriting policies throughout the world within their areas of responsibility and overseeing their proper application. The reinsurance business segments are also responsible for defining loss management policy.

•	The Treasury and Asset Management Department, within the Finance and Accounting Department, manages the assets of SCOR and of its European and Asian subsidiaries. It supervises application of the investment strategy decided by the Group’s General Management and Chief Financial Officer, is responsible for reporting on investments for the entire Group, and reviews all off-balance sheet commitments.

•	The subsidiaries, as well as the Paris operating units for selling insurance and their branches or offices, must implement rules defined by the reinsurance business segments, the Treasury and Asset Management Department, and the operating departments. The subsidiaries implement all first-level controls relating to business management and ensure compliance with local regulatory, tax, and accounting requirements.

•	The Internal Audit Department, reporting to the Chairman and Chief Executive Officer, has the primary responsibilities below:
-	inform General Management and the operating units and functional departments of operating irregularities through implementation of an annual audit plan adopted by the Accounts and Audit Committee,

-	advise managers of the operating companies on the preparation of their internal control plans and to work with them on implementation of the procedures and tools necessary for effective risk control,

-	supervise relevance and compliance by the operating units and functional departments with internal control procedures.

Since the internal control formalization plan is managed by the Internal Audit Department, numerous resources of this Department have been dedicated to this plan.

The Chief Internal Auditor reports to the Accounts and Audit Committee of the Board of Directors.
b) Summary Information on Internal Control Procedures Implemented by SCOR

The practical steps for implementing the strategy decided by the Board of Directors, the underwriting policy, the financial policy, the risk sharing and claims management policy, are defined by the Group’s General Management. Periodic meetings of general managers of the subsidiaries, reinsurance business segments, and operating departments make it possible to supervise and verify their proper application. Furthermore, the parent company is systematically present in the governance bodies of its subsidiaries.
A detailed analysis and charting of risks was made by SCOR Group in 2003 for Paris, and then broadened in 2004 to include all Group subsidiaries. This charting was supplemented where applicable based on detailed analyses of the operational processes conducted in 2005. SCOR’s risks and control procedures are listed and organized in the following business areas:
•	issuance and management of reinsurance policies and loss management,
•	accounting management (see c) below),
•	asset management,
•	“support” functions.
A monitoring tool linking risks to controls was implemented in 2005. This tool first covers risks that may place the reliability of financial data in question.
•	The management and control procedures relating to the underwriting and management of reinsurance policies and loss management are defined by each business segment and apply to all underwriting departments, regardless of their location. The following steps strengthen internal controls in this area:
o	SCOR uses a model for determining financial capital managed by the Group Risk Control Department, which is necessary to implement its underwriting policy. Financial capital is allocated to each reinsurance business segment and constitutes the reference for deciding and verifying the profitability expected for each of them;

o	underwriting plans, by business segment, are approved annually by the Group’s General Management;

o	operating budgets are prepared annually;

o	a quarterly review of technical results by market/subsidiary is carried out and makes it possible to know technical results by underwriting period; The formalization of this review was reinforced in 2005 through meetings referred to as FAO and QBR (Quarterly Business Review) meetings;

o	underwriting guidelines, defined by the Group Risk Control Department, or reinsurance business segments, specify the underwriting capabilities delegated to each entity, as well as the underwriting rules to be followed. Cases that go beyond the framework so defined are subject to special authorization procedures. These cases are examined by the Group Technical Department and/or the Technical Department of SCOR Global P&C for the Non-Life Reinsurance business segment, by the Underwriting Committee or the market manager for the SCOR VIE business segment. The Group Risk Control Department or the reinsurance business segments update the underwriting guidelines concerning pricing methods and tools;

o	the definition of a global loss management policy for all of the cases falls under the responsibility of the SCOR Global P&C business segment, and a major loss management policy is provided by SCOR Global P&C’s Losses and Commutations Department. A SCOR Global P&C Major Loss Committee makes it possible to be informed quickly of major losses. In addition, audits of client loss departments are conducted by loss experts (adjusters) of the major SCOR companies, With regard to the SCOR VIE business segment, management of losses presenting a risk of disputed claims was overseen by this business segment’s Strategy Department until December 2005. Since that date, it has been handled by the Market Departments in question and overseen by SCOR VIE’s Underwriting Department;

o	aggregation of catastrophic risks is monitored by each of the reinsurance business segments and verified by the Risk Sharing and Underwriting Department and the Catastrophic Risk Verification function within the Group Risk Control Department using various methods and tools. The principal earthquakes risks are managed by a specific tool based on the Group’s reinsurance management information system. As for storm risks, they are managed with a commercial tool (Eqecat) in the areas considered the most exposed;

o	the risks specific to the management of policies are subject to audits and verifications at the level of the subsidiaries and branches based on the use of a system common to the Group and including multiple automatic controls; Formalized and systematic review systems have been implemented since 2005 and numerous control tools have been developed by the Management Information Systems Department;

o	a procedure specific to Life reinsurance has, furthermore, been installed for the purpose of combating money laundering; it falls under the responsibility of the Fraud Prevention and Security Department, which itself reports to SCOR VIE’s General Management.
•	Relating to asset management:
o	investment guidelines are established and verified annually by SCOR’s General Management or that of each of its subsidiaries for the financial assets recorded on the balance sheet of the company in question. These guidelines are applied to both the asset management teams based in Paris and the management delegated to an external service provider for our North American companies;

o	investment decisions are made during Investment Committee meetings. Such meetings decide on the options to be followed regarding the type of investments and to manage market risks (interest rates, exchange rate fluctuations, counterparties) and options regarding asset/liability management;

o	monthly reporting of operations allows tracking of changes in assets under management;

o	regular tracking of financial flows and the Group’s cash flow situation is centralized by the Treasury and Asset Management Department; othe systems used allow oversight of transactions in publicly traded securities (audit trail, valuation of securities);
•	the “support” functions include both budgeting-forecasting activities and those relating to disclosure of non-financial information, plus management information systems, human resources, general services, and legal matters. Among these areas:
o	the area of information systems is crucially important for SCOR, which, since 1995, has instituted and updated a worldwide information system including underwriting operations, accounting (technical, general, consolidated), financial administration, marketing (creation of a data base of SCOR clients). A Group manager is specifically responsible for all management information security matters. Periodic audits of computer and management information security procedures are conducted. An IT contingency plan has been established, including an emergency and back-up center located outside of SCOR’s headquarters. In 2005, SCOR improved its control procedures by basing them on the COBIT reference documents (“Control objectives for information and technology”) to cover risks, listed in the 12 major processes of COBIT, relating to the development of programs, changes in programs, and operation and access to data programs;

o	the budget control system is organized as follows: an orientation letter is sent by General Management to each unit setting forth the general guidelines to be followed under the strategy adopted for the Group. Forecast validation meetings then take place involving the managers of the Group companies, General Management and the PBR Department, which is in charge of drafting a validation report. This Department is also responsible for verifying the consistency of the assumptions used, accounting items monitored, the proper use of budget worksheets, and the application of the schedule decided upon;

o	regarding SCOR’s offices, very demanding regulations applicable to high-rise buildings require periodic verifications and audits, conducted either internally or by outside service providers;

o	the Group’s Office of the Company Secretary – Legal Department provides a control function at various levels. It is especially responsible for ensuring compliance, both with applicable laws and regulations, and with internal rules, decisions, commitments, practices and policies of SCOR. This task particularly affects the legal organization of the Group’s companies, the making of agreements, and supervision of major litigation.
In addition, SCOR has adopted:
o	since 1996, a Code of Ethics sent to all employees. This Code sets forth the Group’s fundamental values and principles and is a guide for resolving issues of ethics and law with which an employee may be confronted. It covers, among other things, business confidentiality, use of confidential and privileged information, financial disclosure, relations with our clients and our competitors, and conflicts of interest;

o	since April 2003, an Audit Charter, setting forth the role, scope, principles and methods of operation of the Internal Audit Department and stating the responsibilities of the Group’s operating and functional units in controlling and supervising their operations.

o	since July 2004, a Data Management Charter that sets forth the importance of computer data for SCOR and establishes the basis for using information technology resources. It especially sets forth the applicable security measures and the legal considerations involved in using information technology resources. The other purposes of this Charter are also to avoid misuse of professional and personal information and guarantee compliance with the confidentiality of said information.
These documents are available on SCOR’s Intranet.

c) Internal Controls Relating to Preparation of SCOR’s Financial and Accounting Information

Board of Directors
Accounts and Audit Committee
Published accounts
Control
Holding
Department of Financial Communication
Accounts
Corporate
P.B.R* Department
Group C.R.O* & Actuarial Departments
Reinsurance divisions
Control results
IBNR Control
Corporate
Subsidiari
Preparation Projection of results
Control of preparation of consolidation package
Control results
Feedback of accounting data
Controls performed on accounting data

***P.B.R. = Plan, Budgets, Results - *C.R.O. = Chief Risk Officer**

The accounting and finance function reports to the Chief Financial Officer, who manages all the departments providing an overall view of the Group’s technical and financial results, oversight of its asset management policy, and the means for improving matching of the Group’s assets and liabilities, as well as maximizing cash flow management. The Chief Financial Officer is also responsible for financial disclosure and investor relations, as well as relationships with rating agencies and broker Security Committees.
The Chief Financial Officer, however, does not exercise direct control over all accounting information systems and relies on the finance and accounting departments of each subsidiary, or the technical accounting services in Paris and the various reinsurance business segments.
SCOR’s general accounting department in Paris relies on various auxiliary accounting functions:
-	technical reinsurance accounting: premiums, losses, commissions, technical reserves,

-	accounting for securities assets: securities, bank accounts, financial revenues and charges,

-	auxiliary cash flow accounting,

-	accounting for real estate assets,

-	accounting for general and administrative expenses.
These auxiliary accounting functions do not report to the PBR Vice President, but are managed by the technical accounting services located in Paris, or in the subsidiaries, or in the Treasury and Asset Management Department (Direction des Placements et Trésorerie).
•	Regarding reinsurance accounting services, several regular controls are conducted (automatic and systematic, or for consistency, or by testing) by the technical accounting groups that are located in Paris and in the subsidiaries by using both Group techniques and control formats developed either at the Group level or specifically. Quarterly inventories are also specifically verified. At the time of an inventory, the calculation of technical reserves (including IBNRs), largely based on contractual and accounting information, the relevance of which is verified at the source, has a significant impact on the balance sheet and income statement.
o	It is subject to the following successive controls for SCOR Global P&C’s business:
▪	by the reserving actuaries, through control statements the proper implementation of which is verified by the Group Actuarial Department,

▪	by the Chief Actuary, in particular, in respect of methods, tools, and results.
A “Major Risk Committee,” chaired by the Chief Operating Officer, meets monthly to examine the Group’s major risks, which are monitored by the Loss and Commutations Department within the SCOR Global P&C business segment. Technical reinsurance results are analyzed quarterly by the PBR Department, which checks its analysis against that conducted by the control units of SCOR Global P&C and the Group Actuarial Department.
o	With regard to the SCOR VIE business segment:
▪	Reinsurance treaties are subject to either individual review or pooling within an affiliation treaty according to certain criteria defined in advance,

▪	The treaties are then subject to appraisals,

▪	These appraisals are reviewed systematically at each quarterly closing during meetings to which Underwriters, managers and possibly the Technical Department members are invited.
•	Monitoring of current assets and cash flow is provided through various operating methods making it possible to limit risks. The computer systems used provide an audit path for completed transactions and have automatic alert systems. In the North American companies, accounting activities are delegated to external service providers. Controls implemented by these companies make it possible to verify the proper consolidation of accounting data and compatibility of the figures. In addition, these service providers can transmit an external evaluation of the internal control systems on the delegated activities. This evaluation is commonly called “SAS 70 type II.”
“Cash” reconciliations are made on a daily basis, for the most part, and securities are reconciled on a regular basis with statements from depositaries. Shares having a book value greater than market are reviewed quarterly.
To reduce the risk of fraud, the principle of segregating tasks of ordering and payment (losses, payments of invoices, etc.) is applied. Furthermore, the systems used limit the risk of internal fraud by electronic transmission of non-modifiable files, and the risk of embezzlement of funds by a third party is minimized by using secure internal payment systems.
Regarding the process of aggregating and consolidating accounting data by the PBR Department, present internal control is ensured:
•	by using general accounting and consolidation software common to all companies of the Group,
•	by defining the financial statement plan decided upon and verified by the PBR Department, which also establishes and updates the financial statement closing schedule and the tax schedule,
•	by defining responsibilities for controlling the inclusion and consolidation of auxiliary accounts.
Control of the quarterly consolidation procedure under IFRS is provided in particular through:
-	use of a tool common to the Group making it possible to limit the number of entries and the risk of errors,

-	automated and formalized controls applicable to all Group companies (with regard to these first two points, see the comments below relating to the tool’s limitations).

-	at least two levels of control of consistency and exhaustiveness of consolidation forms, one by the company or unit involved, the other by the PBR Department,

-	an exact schedule for, and definition of, the responsibilities of each party involved in the process,

-	controls and verification of the consolidation process at various stages,

-	documentation of restatements,

-	final verification of entries affecting income and consolidated reserves,

-	internal watch of changes in the law and in accounting standards, together with the Group’s outside counsel and statutory auditors.
Since the consolidation tool is old and cannot be upgraded, the changeover to IFRS demonstrated its limitations and required the accounting teams to have to re-enter data. They were not able to benefit fully from the automated and formalized controls. In order to ensure the quality of the consolidated figures, a system largely inspired by crosschecking was implemented in 2005. A project to refine the system is planned for 2006 (see below).
Furthermore, and without challenging the internal control rules of SCOR and its officers and senior management, the Group’s General Management, during 2004, refined the procedure for quarterly reporting and consolidation by requesting all local general managers of companies owned or controlled by SCOR, as well as the managers of the reinsurance business segments, to make certain statements to the Chairman and Chief Executive Officer and to the Chief Financial Officer of the Group in “management representation letters” relating to the reliability and accuracy of the financial statements of the companies and units they manage, as well as the effectiveness of internal controls.
Balance sheet activity for 2005 and action plan for 2006
SCOR plans to evaluate its internal controls relating to the preparation of financial and accounting information of certain companies and/or processes in 2006 and to gradually expand this evaluation. This evaluation will be the completion of efforts to improve and formalize internal control systems conducted since 2003. In fact, in 2003 SCOR established the charting of its risks and controls and thereby enhanced their management. These efforts were extended in 2004 to all companies of the Group.
In addition thereto, and to involve SCOR’s employees in the effort to formalize financial internal controls and bring them into compliance with the COSO reference document, General Management decided that this project was a matter of strategic importance for the Group. In this context, in 2004 General Management initiated, and in 2005 it finalized, the drafting of most of the internal control procedures involving the significant entities of the Group and the documentation of the principal processes generating accounting and financial data.
The steps planned by SCOR in 2006 are as follows:
•	Finalization of drafting procedures in the companies considered to be significant,

•	Deployment and implementation in Paris and in the significant subsidiaries of “standardized” control procedures reflecting the best internal control practices used within the Group,

•	Definition of the evaluation system and the internal testing plans that make it possible to verify the proper application of control procedures and their effectiveness.

•	Evaluation of financial internal control, of processes retained in a first coverage scope, based on a testing plans and consolidation of the results in a tool for monitoring risk control.
When the financial statements were prepared according to U.S. GAAP at December 31, 2004, some errors, including two major deficiencies mentioned in Form 20F available to the public beginning on April 29, 2005 were identified. These two deficiencies related to:
- accounting for real estate leasing generated during the 2002 accounting year that were not correctly captured in the U.S. GAAP financial statements;
- accounting for derivative products in fiscal year 2003.
For Ernst & Young, these errors resulted in inadequate controls relating to the financial statement closing process under U.S. GAAP and did not involve the financial statement closing process under French GAAP. The 20F report indicated that the following measures would be taken:
•	Strengthening of the teams with individuals familiar with U.S. GAAP and training of staff in U.S. accounting issues;

•	Strengthening of existing controls relating to the process of preparing consolidation forms;

•	Improvement in the standard reconciliation formats between French GAAP, IFRS and U.S. GAAP; and

•	Review and obligatory approval by certain managers of transactions that have an impact on SCOR’s financial position or on the consolidated operating results above certain thresholds.
This situation relating to U.S. GAAP, as well as the changeover to IFRS in 2005 and the need to change the information-processing tool, demonstrated the need for an in-depth review of the financial statement consolidation process. This project, planned for 2006, is widespread since it involves the implementation of new regulations and a new consolidation tool.

9.14
Statutory auditors’ report, prepared in accordance with article L. 225-235 of the French Commercial Code, on the report prepared by the Chairman of the Board of Directors of Scor, on information given on the internal control procedures relating to the preparation and processing of financial and accounting information

Year ended December 31, 2005
(Free translation of a French language original)
This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.
To the shareholders,
In our capacity as statutory auditors of Scor, and in accordance with article L.225-235 of the French Commercial Code, we hereby present to you our report on the report prepared by the Chairman of the Board of Directors of your company in accordance with article L.225-37 of the French Commercial code for the year ended December 31, 2005.
In his report, the Chairman of the Board of Directors is required to report on the preparation and organisation of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.
It is our responsibility to report to you our comments on the information given in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information.
We performed our work in accordance with the professional guidelines applicable in France. These require us to perform procedures to assess the fairness of information given in the report prepared by the Chairman of the Board, on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures included:
☐ obtaining an understanding of the objectives and the general organization of the Company’s internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President’s report; and
☐ obtaining an understanding of the Company’s work performed to support the information given in the President’s report.
On the basis of the procedures we have performed, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, as described in the Chairman of the board of Directors’ report, prepared in accordance with article L.225-37 of the French Commercial code.
Paris, March 24, 2006
Statutory Auditors

ERNST & YOUNG AUDIT	MAZARS & GUERARD
Pierre PLANCHON	Lionel GOTLIB
Jean Luc BARLET

10 AGREEMENTS
10.1	RELATED PARTY-AGREEMENTS SIGNED IN 2005 as defined by Articles L. 225-38 et seq. of the French Commercial Code.
•	Renewable credit facility agreement with a banking syndicate represented by BNP Paribas as agent and lead manager
At its meeting of May 9, 2005, the Board of Directors authorized the signature of a renewable credit facility agreement with a banking syndicate represented by BNP Paribas as Agent and Lead Manager (the “Credit Facility Agreement”), the purpose of which is to provide the Company with short-term cash facilities to finance its general cash needs.
The Credit Facility Agreement was signed on May 18, 2005 for a term of twelve months from the date of signature. The credit may be used in the form of revolving drawdowns up to a maximum of €75,000,000 over a period ending one month before the final expiration of the credit facility.
The breakdown of the banking syndicate and the share of each Lender in the total commitment is as follows:

Lenders	Credit	Commitment as a %

BNP Paribas	€24,750,000	33%

CALYON	€18,750,000	25%

Natexis Banques Populaires	€15,000,000	20%

Crédit Industriel et Commercial	€7,500,000	10%

Ixis Corporate & Investment Bank	€5,250,000	7%

Caisse Régionale de Crédit Agricole Mutuel de Paris et d’Ile-de-France	€3,750,000	5%

Total Commitment	€75,000,000	100%

To guarantee its obligations under the Credit Facility Agreement, the Company is required to pledge a first-tier financial instruments account to the Lenders and BNP Paribas as Agent under the terms of a pledge agreement signed with the Lenders and Agent and the related declaration of pledge, and to pledge, as a condition precedent for each draw and at the Company’s discretion, either French Treasury Bonds (OAT) in an amount at least equal to 105% of the draw amount, or shares for an amount at least equal to 125% of the draw amount, or bonds in an amount at least equal to 110% of the draw amount.
The Board authorized as needed the signature of an amendment to the Credit Facility Agreement providing for the pledge of Luxembourg open-end investment fund shares (SICAV) and a pledge agreement governed by Luxembourg law, between the Company, the Lenders and BNP Paribas as Agent, concerning the pledge of said Luxembourg SICAV shares (hereinafter referred to, with the aforementioned financial instruments pledge, as the “Sureties”).
The margin applicable to each draw is based on the type of securities pledged prior to the draw. If stocks are pledges (including shares of Luxembourg SICAVs), the applicable margin is set at 0.45% per annum; if bonds are pledged, the applicable margin is set at 0.25% per annum; and, if OATs are pledged, the applicable margin is set at the higher of (i) 0.15% per annum or (ii) the rate of the non-utilization commission applicable on the date of the draw in question.
The interest period is set at the Company’s discretion for each draw at 1, 2, 3 or 6 months. The interest rate applicable to the amount drawn is equal to the sum of (i) the EURIBOR for the relevant interest period, (ii) the margin applicable to the draw in question plus, as applicable, (iii) the required costs applicable under the terms of the agreement.
The bank fees stipulated under the Credit Facility Agreement are as follows:
non-use commission: payable quarterly when due on the basis of a rate applied to the amount of the credit available, which varies on the basis of the Company’s credit rate (“Counterparty Credit Rating”) given by Standard & Poors’:

BBB or lower:	0.28% per annum

BBB+:	0.20% per annum

A-:	0.15% per annum

A or higher:	0.12% per annum
If, on the calculating date, Standard & Poors’ no longer gives a rating to the Company, the rate will then be determined on the basis of the credit rating (“Counterparty Credit Rating”) given by the Moody’s ratings agency as follows:

Baa2 or lower:	0.28% per annum

Baa1:	0.20% per annum

A3:	0.15% per annum

A2 or higher:	0.12% per annum
In the event Standard & Poors’ and Moody’s no longer assign the aforementioned credit ratings to the Company and in the event there is a Default Event, the applicable rate would then be set at the maximum applicable rate, i.e. 0.28% per annum.
–	participation commission: 0.20% of the total commitments of each Lender, payable on the date of signature of the Credit Facility Agreement;

–	Agent commission: €10,000 (excluding VAT), payable in one sum;

–	Lead Manager commission: 0.10% flat (excluding VAT), calculated on the credit facility of €75,000,000 and payable in one payment.
The representations and warranties of the Company under the Credit Facility Agreement and the default events are similar in all points to those stipulated in the credit facility agreement useable through the issue of letters of credit, as amended, entered into on December 26, 2002.
The director concerned by this agreement is Mr. Kessler.
•	Signature of an agency letter and an underwriting agreement between the Company and BNP Paribas within the context of a share capital increase on June 30, 2005
At its afternoon meeting of May 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, within the framework of the proposed share capital increase of June 30, 2005, the signature by SCOR and BNP Paribas of an agency letter and an underwriting agreement for the offering and placement of the shares to be issued.
The director concerned by this agreement is Mr. Kessler.
•	Signature of a novation agreement (hereinafter the “Global Novation Agreement”) between SCOR, party of the first part; Irish Reinsurance Partners Limited (“IRP”) party of the second part; and SCOR, SCOR Italia Riassicurazioni, SCOR UK Company Ltd, SCOR Deutschland, SCOR Asia Pacific, SCOR Re Co (Asia) Ltd, SCOR Asia Pacific Australian Branch, SCOR Asia Pacific Labuan Branch and SCOR Re Asia Pacific PTE Ltd Korea Branch, (referred to as the “Subsidiaries”), parties of the third part.
At its meeting of August 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of the Global Novation Agreement, under the terms of which SCOR will be substituted for IRP in the rights and obligations resulting from the Quota Share Retrocession Agreements, the list of which is attached to the Global Novation Agreement.
The officers concerned are Messrs. Kessler and Thourot.
•	Signature of a novation agreement (hereinafter the “SCOR Re Novation Agreement”) between SCOR, Irish Reinsurance Partners Limited (“IRP”), and SCOR Reinsurance Company (SCOR Re).
At its meeting on August 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of the SCOR Re Novation Agreement, under the terms of which SCOR will be substituted for IRP in the rights and obligations resulting from the Quota Share Retrocession Agreement defined by said contract.
The officers concerned by this agreement are Messrs. Kessler, Chapin, Lebègue and Thourot.
•	Signature of a novation agreement (hereinafter the “Canada Novation Agreement”) between SCOR, Irish Reinsurance Partners Limited (“IRP”), and SCOR Canada Reinsurance Company (SCOR Canada)
At its meeting of August 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of the Canada Novation Agreement, under the terms of which SCOR will be substituted for IRP in the rights and obligations resulting from the Quota Share Retrocession Agreement defined by said contract.
The officers concerned by this agreement are Messrs. Kessler, Lamontagne and Thourot.
•	Signature of a guarantee known as the Indemnity Agreement (hereinafter the “Guarantee” granted by SCOR to Irish Reinsurance Partners Limited)
At its meeting of August 31, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of a guarantee requested by the IRP Board of Directors from SCOR in order to guarantee any liability that might be incurred by Irish Reinsurance Partners Limited resulting from the execution of the novation agreements described above.
The officers concerned by this agreement are Messrs. Kessler and Thourot.

Parent company guarantees
At its meeting of August 31, 2005, the Board of Directors authorized, pursuant to Articles L. 225-38 and L. 225-35 of the Commercial Code, the renewal of the parent company guarantees granted by SCOR to allow the Group’s reinsurance subsidiaries to obtain a financial rating equivalent to the rating for SCOR itself. SCOR stood surety for the obligations of said subsidiaries under the insurance and reinsurance treaties they signed, particularly under the parent company guarantee which the Board last authorized on December 19, 2002.
During the past 2004/2005 period, the subsidiary General Security Indemnity Company of Arizona had to produce the guarantee once for a specific intermediary.
In addition, the Board of Directors also authorized a new parent company guarantee granted by SCOR to Commercial Risk Reinsurance Company and Commercial Risk Re-Insurance Limited.
Pursuant to Article L. 225-38 of the Commercial Code and because of the positions they held on the Board of Directors of some of these subsidiaries, Messrs. Chapin, Lamontagne, Lebègue and Kessler did not participate in the vote. For the same reason, particularly for the parent company guarantee given to SCOR VIE, only Mrs. Aronvald was authorized to vote.
The benefit of the parent company guarantee was given to the following subsidiaries of the SCOR Group under insurance and/or insurance contracts entered into by these subsidiaries:
- SCOR Reinsurance Co. Ltd (US)
- General Security Indemnity Co. of Arizona
- General Security National Insurance Co.
- Commercial Risk Reinsurance Company
- Commercial Risk Re-Insurance Limited
- Investors Insurance Corp.
- SCOR Life Insurance Company (ex. Republic-Vanguard Life Insurance Co).
- SCOR Asia-Pacific Pte Ltd
- SCOR Canada Reinsurance Co.
- SCOR Channel
- SCOR Deutschland
- SCOR Financial Services Ltd
- SCOR Italia Riassicurazioni SpA
- SCOR Life U.S. Re Insurance Co.
- SCOR Reinsurance Co. (Asia) Ltd
- SCOR U.K. Co. Ltd
- SCOR VIE
This new authorization became effective on September 3, 2005 and will expire no later than September 2, 2006.
The officers in question were Messrs. Chapin, Lamontagne, Lebègue, Thourot and Kessler. With regard to the parent company guarantee granted to SCOR VIE, the directors concerned were Messrs. Kessler, Havis, Chapin, Simonnet, Seys, Levy-Lang, Borges, Schimetschek, Tendil, Acutis, Lamontagne, Valot, Lebègue and Le Pas de Sécheval.
Project Triple X
At its meeting of November 2, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the issue of a parent company letter of guarantee intended to cover the financial obligations of SCOR VIE under the terms of an agreement to issue letters of credit that would be signed by SCOR VIE, SCOR Financial Services Limited (SFS) and CALYON.
These proposed agreements to issue letters of credit and a parent company guarantee are part of an operation intended to provide SCOR Life U.S. Reinsurance Company (SLR) additional financial resources so that it can satisfy the financial coverage requirements stipulated by the American prudential regulations known as Triple X.
Under the terms of the contract described above, CALYON has committed itself to issuing or causing the issue to SLR one or more letters of credit for a period of five years for a total commitment equal to the smaller of the following two amounts: (a) USD 250 million or (b) the sum equal to the difference between the (i) so-called Triple X reserves and (ii) 150% of the amount of the reserves required in the accounting plan (net of deferred acquisition costs).
The transaction was submitted to the Department of Insurance of the State of Texas (United States of America) insofar as it requires a certain number of amendments to the retrocession treaty (Automatic Coinsurance Retrocession Treaty) signed on

December 31, 2003 by SLR and SFS. In a letter dated September 30, 2005, the competent authorities of the State of Texas indicated that they had no comments on the amendments that would be made to that agreement. The Irish administrative authorities (IFSRA) were also informed of the transaction and they also indicated their lack of any objection.
The transaction was finalized at the end of December 2005.
The directors concerned are Messrs. Kessler, Havis, Chapin, Simonnet, Seys, Levy-Lang, Lebègue, Borges, Schimetschek, Tendil, Acutis, Lamontagne, Valot and Le Pas de Sécheval.
•	Approval of the Credit Facility Agreement
The Company terminated, effective December 31, 2005, the credit facility agreement as amended that was signed on December 26, 2002 with a banking syndicate represented by BNP Paribas (the “Bank”). The Company’s objective is to give priority to bilateral relations with one or more banking partners for coverage of its reinsurance commitments by letters of credit. The Company asked the Bank not to terminate certain stand-by letters of credit issued under said credit agreement and to assume on its own a portion of the related banking commitments (so that these letters of credit are automatically renewed for another year as of December 31, 2005) and proposed to the Bank, subject to approval by its own Board, that it issue new letters of credit under a new agreement.
At its meeting of November 2, 2005, the Board of Directors authorized, pursuant to Article L. 225-38 of the Commercial Code, the signature of a new credit facility agreement with the Bank (the “Credit Facility Agreement”), the purpose of which is to guarantee the performance of the Company’s obligations for its reinsurance operations. The credit facility is useable through the issuance of revolving letters of credit and/or counter-guarantees (stand-by letters of credit or “SBLC”) up to a maximum of USD 85,000,000 (USD Eighty Five Million) over a utilization period from January 4, 2006 to December 31, 2008.
In order to guarantee its obligations under the terms of the Credit Facility Agreement, SCOR pledged a first-tier financial instruments account to the Bank under the terms of a pledge agreement entered into with the Bank (and the related pledge declaration) and pledged (i) on the date of the signature of the pledge agreement, a number of OATs for a minimum amount equal to €5,000 (Five Thousand Euros); (ii) on December 30, 2005, an additional number of OATS for an amount equivalent to the value in euros of 105% of the Initial SBLCs (corresponding to the letters of credit issued under the old credit agreement and assumed and extended by the Bank); and (iii) is required to pledge before each new utilization a number of OATS for an amount equivalent to the value in euros of 105% of the amount of the new utilization.
The bank fees stipulated under the Credit Facility Agreement are as follows:
•	non-use commission: 0.05% per annum as of January 1, 2006, calculated on the unused and un-canceled amount of the credit and payable quarterly when due;

•	Utilization commission: 0.10% per annum as of January 1, 2006, calculated on the basis of the loan outstanding and payable monthly in advance;

•	Other Bank fees:
–	flat fee of USD 400 (USD Four Hundred) for each SBLC issued;

–	flat fee of USD 100 (USD One Hundred) for each change in SBLC;

–	flat fee of USD 100 (USD One Hundred) for each annual extension of SBLC.
The director concerned is Mr. Kessler.

10.2 AGREEMENTS APPROVED IN PRIOR FISCAL YEARS AND CONTINUED OR TERMINATED IN 2005.
•	Underwriting agreement entered into with BNP Paribas, Goldman Sachs International and HSBC CCF for the OCEANE bond issue.
The Board of Directors, at its meeting of June 21, 2004, authorized the bond issue approved by the AMF on June 24, 2004 under Number 04-627, through the issuance of bonds convertible and/or exchangeable for new or existing shares (OCEANE) with a nominal unit value of €2 with normal amortization on January 1, 2010.
In the context of this operation, the Board at the same meeting authorized the signature of an underwriting agreement for the placement and subscription of the bonds convertible and/or exchangeable for new or existing shares which was signed on June 24, 2004 by SCOR and the BNP Paribas, Goldman Sachs International and HSBC CCF banks. This agreement specified a placement commission, a success commission and a guarantee commission. The total amount of these commissions is €4,175,000.

The board members concerned are Messrs. Kessler and Borgès.
•	SCOR AUBER Agreement in connection with a real estate acquisition
The Board of Directors, at its meeting held on June 21, 2004, authorized, pursuant to Article L. 225-38 of the French Commercial Code, the signature of a Loan Agreement with SCOR AUBER, dated June 29, 2004, in connection with the acquisition by SCOR AUBER of a real estate asset consisting of a logistics platform on June 30, 2004.
For this purpose, SCOR made available €23,570,000 to SCOR AUBER in the form of a loan at the market rate, knowing that, out of this aggregate amount, €10 million was capitalized by SCOR AUBER following a share capital increase.
The person concerned by this agreement is Mr. Thourot.
•	Acquisition of SOREMA securities and grant by Groupama to SCOR of guarantees relating to SOREMA
It is recalled that the SCOR Board of Directors on May 10, 2001 authorized the signature of a plan for SCOR’s acquisition of the securities of SOREMA S.A. and SOREMA N.A. Under this acquisition, a guarantee of the technical reserves and a guarantee of liabilities were made by Groupama to SCOR for a period of six years.
In the context of the purchase of SOREMA S.A. and SOREMA N.A., Groupama provided two guarantees. Groupama could indemnify SCOR in the event of negative developments concerning significant liabilities related to social security and income taxes or related to the technical reserves for 2000 and the prior year writings, as they will be valued on December 31, 2006.
The amount of the guarantee charged to Groupama in the accounts as of December 31, 2004 amounted to €233.5 million. This amount may be increased or decreased at the end of the guarantee period that expires June 30, 2007.
The Board member concerned by this agreement was Mr. Baligand.

11. ANNUAL INFORMATION DOCUMENT
11.1 Published information
A. Information published on the website of the French Autorité des Marchés Financiers (AMF)

Date	Subject
March 22, 2006	SCOR pursues the implementation of the variable part mechanism of the employee after the ruling of the Versailles Court of Appeal – Press release
March 22, 2006	The SCOR Group records 75% growth in its net result, at €131 million – Press release
February 28, 2006	SCOR records 25% growth in its global premium income renewed on January 1, 2006 in Non-Life and Credit-Surety treaties – Press release
February 15, 2006	2005 Premium income: €2,407 million – Press release
January 13, 2006	Half-year balance sheet for the SCOR liquidity contract with EXANE BNP PARIBAS
January 11, 2006	SCOR records 25% growth in its global premium income renewed on January 1, 2006 in Non-Life and Credit-Surety treaties – Press release
January 9, 2006	Gilles Thivant appointed Director France for SCOR VIE – Press release
December 20, 2005	Hurricane Wilma – Press release
December 8, 2005	SCOR Group acquires renewal rights to Alea Europe treaties – Press release
November 30, 2005	SCOR Group is pleased to join La Réunion Aérienne and La Réunion Spatiale – Press release
November 3, 2005	First nine months of 2005: Net result of €83 million up 38%, moderate impact of natural disasters on results – Press release
October 25, 2005	Changes in resources allocated to the liquidity agreement
September 26, 2005	François de Varenne appointed SCOR Group Director of Asset Management and Corporate Finance – Press release
September 21, 2005	SCOR Group appeals court decision suspending variable portion of compensation for its employees in France – Press release
September 1, 2005	First-half 2005: Net income €72.2 million, up 18% – Press release
August 23, 2005	SCOR Group opens representative office in India—a high-potential market – Press release
August 1, 2005	Standard & Poor’s raises SCOR Group rating to “A- outlook stable” – Press release
July 5, 2005	Victor Peignet appointed director for all SCOR Property & Casualty Reinsurance operations – Press release
July 4, 2005	SCOR VIE: Embedded Value and analysis of changes at December 31, 2004 – Press release

Date	Subject
June 22, 2005	SCOR issues new shares: Exercise of entire over-allotment option – Gross proceeds from the issue total €233,220,000 – Press release
June 22, 2005	SCOR issues 130 million new shares: capital increase is a huge success — Press release
June 22, 2005	Acquisition of the balance of IRP stock for €183.1 million – SCOR issues 130 million new shares – Press release
June 22, 2005	Offering circular – Public offering in a cash capital increase of 130,000 new shares which may be raised to 149,500,000 new shares without preemptive subscription rights or priority period
June 10, 2005	NEW SCOR Project – Press release
May 31, 2005	Combined Shareholders’ Meeting of May 31, 2005 — Press release
May 31, 2005	First quarter 2005: Confirmation of Group technical profitability and net profitability – Conversion to IFRS: a slightly positive impact – Press release
May 11, 2005	Offering circular – Stock buyback program
April 29, 2005	SCOR: Financial statements under U.S. GAAP 2004 – Press release
April 19, 2005	Reference Document
April 13, 2005	Renewals at April 1 confirm SCOR expansion in Asia – Press release
March 24, 2005	SCOR establishes additional reserves in fourth quarter 2004 following World Trade Center jury verdict – Press release
March 24, 2005	SCOR: 2004 Annual results– Press release
February 14, 2005	2004 Premium income: €2,528 million at current exchange rates (€2,578 million at constant exchange rates) – Press release
February 4, 2005	SCOR: Satisfactory renewals in P&C reinsurance in a competitive environment – Press release
January 11, 2005	SCOR mobilizes to assist Tsunami victims – Press release

B. Information published in the French legal paper, the Bulletin des Annonces Légales Obligatoires (BALO)

Date	Subject
February 22, 2006	Periodic publications– Consolidated premium income for fourth quarter 2005
December 5, 2005	Periodic publications – Statements of business operations and results at September 30, 2005
November 16, 2005	Periodic publications – Consolidated premium income for third quarter 2005
September 9, 2005	Periodic publications – Consolidated premium income for first half 2005
July 22, 2005	Other notices – Voting rights
July 1, 2005	Issues and listings – Issue and listing for trading on Eurolist of Euronext Paris S.A. of 19,500,000 shares expected from a share capital increase without preemptive share right or priority period

Date	Subject
June 27, 2005	Issues and listings – Issue and listing for trading on Eurolist of Euronext Paris S.A. of 130,000,000 shares, which may be raised to 149,500,000 shares to come from a share capital increase without preemptive share right or priority period.
June 13, 2005	Other notices – Voting rights
June 10, 2005	Periodic publications – Annual financial statements approved by the Shareholders’ Meeting of May 31, 2005
June 3, 2005	Periodic publications – Consolidated premium income for first half 2005
May 13, 2005	Notices – Notice of meeting for the Combined Shareholders’ Meeting of May 31, 2005
April 29, 2005	Notices – Notice of meeting for the Combined Shareholders’ Meeting of May 31, 2005
February 14, 2005	Periodic publications – Consolidated premium income for fourth quarter 2004

C. Information published on the website of the U.S. Securities and Exchange Commission (SEC)

Date	Subject
January 27, 2006	20-F/A – Annual and transition report of foreign private issuers
January 6, 2006	6-K – Hurricane Wilma – Press release
December 22, 2005	6-K – The SCOR Group has acquired the renewal rights to the Alea Europe treaties – Press release
November 30, 2005	6-K – The SCOR Group is pleased to be joining La Réunion Aérienne & La Réunion Spatiale – Press release
November 25, 2005	S-8 – Specific Stock Option Plan for the Subscription of Shares to be Issued, dated September 16, 2005
November 25, 2002	S-8 – 2005 Stock Award Plan (Foreign)
November 3, 2005	6-K — First nine months of 2005: Net income €83 million, an increase of 38% Moderate impact of natural catastrophes on the results – Press release
September 26, 2005	6-K – François de Varenne is appointed SCOR Group Director for Asset Management and Corporate Finance – Press release
August 23, 2005	6-K – The SCOR Group opens a representative office in India, a high-potential market – Press release
August 1, 2005	6-K – Standard & Poor’s upgrades SCOR Group to “A-, stable outlook” – Press release
July 4, 2005	6-K – Embedded Value and analysis of changes as at December 31, 2004 – Press release
June 10, 2005	6-K – Project NEW SCOR – Press release
May 31, 2005	6-K – Technical and net profitability confirmed Transition to IFRS: a slight positive impact – Press release
April 29, 2005	6-K – 2004 U.S. GAAP Financial Statements – Press release

Date	Subject
April 29, 2005	20-F – Annual and transition report of foreign private issuers
April 13, 2005	6-K – Renewals at April 1 confirm SCOR’s expansion in Asia – Press release
March 24, 2005	6-K – Annual results 2004 – Press release
February 14, 2005	6-K – 2004 Premium income – Press release
February 4, 2005	6-K – Satisfactory Property & Casualty reinsurance renewals in a competitive environment – Press release
January 24, 2005	S-8 – Specific stock options plan for the subscription of shares to be issued, dated August 25, 2005
January 1, 2005	6-K – SCOR mobilized to help the populations affected by the Tsunami – Press release

D. Information published on the website of the SCOR Company
All press releases and offering circulars published on the AMF site (point A.) are simultaneously published on the SCOR website. In addition, the following were published on the SCOR website

Date	Subject
February 2006	Regards No. 14 – Dossier Katrina: are we heading toward doubts over modeling? — Group news – Newsletter for clients
November 3, 2005	Financial report at September 30, 2005
November 3, 2005	Results for third quarter 2005 – Presentation slideshow
September 1, 2005	Financial report at June 30, 2005
September 1, 2005	Half-year 2005 results – Presentation slideshow
September 2005	Regards No. 13 — New SCOR – The risk of nuclear, biological and chemical terrorism: the French case study –Group News – Newsletter for clients
September 2005	Facts and Figures – Newsletter for Clients
July 4, 2005	Presentation of SCOR VIE to financial analysts (in English only) – Presentation slideshow
July 4, 2004	Presentation of SCOR VIE Embedded Value at December 31, 2004 – Presentation slideshow
June 10, 2005	Group strategy and outlook – NEW SCOR Project – Presentation slideshow
May 31, 2005	Retransmission of the presentation of earnings at March 31, 2005 to analysts and the press–Audio document
May 31, 2005	Conversion of the consolidated accounts to IFRS– Presentation document
May 31, 2005	Financial report at March 31, 2005
May 31, 2005	Results for first quarter 2005 – Presentation slideshow
March 24, 2005	Retransmission of the presentation of annual earnings to analysts and the press–Audio document
March 24, 2005	2004 annual results – Presentation slideshow

Date	Subject
February 2005	Regards No. 12 – Transport insurers in the face of sustainable development – Agricultural Disasters Reform in France: Coming or not – Fighting fraud & money laundering. — Newsletter for clients

11.2 Information availability
In electronic format
All the information listed above can be downloaded from the following sites:
–	Autorité des Marchés financiers (AMF): http://www.amf-france.org

–	Bulletin des Annonces Légales Obligatoires (BALO): http://balo.journal-officiel.gouv.fr/

–	Securities and Exchange Commission: http://www.sec.gov/

–	The SCOR Company: http://www.scor.com/
In printed format
Complimentary copies of the documents listed above can be obtained from the Company on request addressed to:
SCOR
1, avenue du Général de Gaulle
92800 Puteaux

Godefroy de Colombe	+ 33 (0)1 46 98 73 50 – Director of Public Affairs
Stéphane Le May	+ 33 (0)1 46 98 70 61 – Investor Relations
12 PERSON RESPONSIBLE FOR THE DOCUMENT
Mr. Denis KESSLER, Chairman of the Board of Directors
12.1 CERTIFICATION
I certify, after having taken all reasonable measures to that effect, that the information contained in this document de référence (shelf registration document) is, to the best of my knowledge, a true and accurate representation of the facts and contains no omissions likely to impair their significance.
I obtained from the statutory auditors of the financial statements, a letter confirming the completion of their assignment. In this letter, they indicated that they had audited the information concerning the financial position and financial statements provided in this document de référence and had read the entire document.
Without calling into question their opinion on the financial statements, the legal auditors, in their report on the annual parent company financial statements presented on page 95 of this reference document, issued an observation concerning a change in accounting method relating to the recognition of assets by components pursuant to Regulation 2002-10 of the Accounting Regulatory Commission, as described in Note 1.21 to the parent company financial statements.
Chairman of the Board of Directors
Denis KESSLER
12.2 INDEPENDENT AUDITORS RESPONSIBLE FOR THE CONTROL OF THE ACCOUNTS

Date of
	first appointment	Next expiration of the term	Representatives

Incumbent statutory auditors

Cabinet MAZARS & GUERARD Le Vinci – 4 Allée de l’Arche 92075 LA DEFENSE CEDEX France	June 22, 1990	From April 18, 2002 to the Shareholders’ Meeting that will approve the financial statements for the fiscal year ending December 31, 2007	Mr. Lionel GOTLIB Mr. Jean-Luc BARLET
CRCC de Paris

ERNST & YOUNG Audit Tour Ernst and Young 11, Faubourg de l’Arche 92037 Paris la Défense Cedex France CRCC de Versailles	May 13, 1996	From April 18, 2002 to the Shareholders’ Meeting that will approve the financial statements for the fiscal year ending December 31, 2007	Mr. Pierre PLANCHON

Date of
	first appointment	Next expiration of the term	Representatives

Alternate statutory auditors

Mr. Pascal PARANT Cabinet MAZARS & GUERARD	May 13, 1996	From April 18, 2002 to the Shareholders’ Meeting that will approve the financial statements for the fiscal year ending December 31, 2007

Mr. Dominique DURET-FERRARI ERNST & YOUNG Audit	May 13, 1996	From April 18, 2002 to the Shareholders’ Meeting that will approve the financial statements for the fiscal year ending December 31, 2007

12.3 FEES PAID BY SCOR GROUP TO THE AUDITORS
The following auditors are presented in decreasing order according to the global amount of fees paid to them by the Group. All amounts are in euros.

Ernst & Young	2005	2004
Audit	4,331,500	3,414,303
Auxiliary assignments	624,520	406,396
Other services	346,000	476,295

Mazars & Guérard	2005	2004
Audit	779,000	358,432
Auxiliary assignments	334,871	354,649
Other services	-	-

12.4 FINANCIAL INFORMATION
Mr. Christian MAINGUY
Director of Investor Relations and Ratings
SCOR
1, avenue du Général de Gaulle
92800 Puteaux FRANCE
Tel: 33(0)1.46.98.70 95
E-mail: actionnaires@scor.com
http://www.SCOR.com
12.5 INFORMATION INCORPORATED BY REFERENCE
Pursuant to Article 28 of Commission Regulation (CE) n° 809/2004, the information below is incorporated by reference in this shelf-registration document (document de référence):
- the consolidated financial statements and the corresponding Statutory Auditors’ report on pages 10 to 54 and 55 of the shelf-registration document for fiscal 2004 registered with the Autorité des Marchés Financiers on April 19, 2005 under n° D.05-0481;
- the consolidated financial statements and the corresponding Statutory Auditors’ report on pages 17 to 54 and 55 of the shelf-registration document for fiscal 2003 registered with the Autorité des Marchés Financiers on April 9, 2004 under n° D.04-0460.
The parts not incorporated in these documents are either immaterial for the investor, or covered by another part of the shelf-registration document.

13 CONCORDANCE TABLE
The concordance table below refers to the principal headings required by European Regulation no. 809/2004 implementing the “Prospectus” 2003/71/CE Directive of the European Parliament and the Council of November 4, 2003 as regards the prospectus to be published in the event of a public offering of marketable securities or for the admission of marketable securities for trading. The information not applicable to SCOR is indicated by “N/A.”

This document de
Annex I of European Commission Regulation (EC) 809/2004 of April 29, 2004	référence

1. PERSONS RESPONSIBLE	180

2. STATUTORY AUDITORS	180-181

3. SELECTED FINANCIAL INFORMATION

3.1 Historical information	8-10

3.2 Interim information	8-13 and 73-77

4. RISK FACTORS	59-61 and 115-125

5. INFORMATION ABOUT THE ISSUER

5.1 History and Development of the Issuer	18 and 72; 97-98 and 109-110

5.2 Investments	128-129

6. BUSINESS OVERVIEW

6.1 Principal business operations	110-114

6.2 Principal markets	112-114

6.3 Exceptional factors	8-9

6.4 Possible dependency	115-123

6.5 The basis for any representations made by the issuer regarding its competitive position	113-114

7. ORGANIZATIONAL STRUCTURE

7.1 Brief description	5 and 129-130

7.2 List of subsidiaries	84-85

8. PROPERTY, PLANTS AND EQUIPMENT

8.1 Existing or projected tangible assets	N/A

8.2 Environmental issues that may affect the utilization of tangible assets	N/A

9. OPERATING AND FINANCIAL REVIEW

9.1 Financial Position	8-10 and 18 and 70

9.2 Operating Results	8-13 and 73-77

10. CASH AND CAPITAL RESOURCES

10.1 The issuer’s capital resources	15 and 87 and 102-107

10.2 Source and amount of cash flows	14 and 17 and 59

10.3 Borrowing requirements and funding structure	48-49 and 103

10.4 Information regarding any restrictions on the use of capital resources that have materially affected, or could materially affect, the issuer’s operations	N/A

10.5 Anticipated sources of funds	N/A

11. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	N/A

12. TREND INFORMATION	8-9

This document de
Annex I of European Commission Regulation (EC) 809/2004 of April 29, 2004	référence

13. PROFIT FORECASTS OR ESTIMATES	N/A

14. ADMINISTRATIVE, MANAGEMENT, AND SUPERVISORY BODIES AND SENIOR MANAGEMENT

14.1 Administrative and management bodies	133-146

14.2 Administrative, management, and supervisory bodies and senior management conflicts of interest	146 and 158

15. COMPENSATION AND BENEFITS

15.1 Amount of compensation paid and benefits in kind	146-156

15.2 The total amounts set aside or accrued to provide pension, retirement or similar benefits	52 and 87 and 146-150

16. OPERATION OF ADMINISTRATIVE AND MANAGEMENT BOARDS

16.1 Date of expiration of current terms of office	133-141 and 143-145

16.2 Service contracts binding members of the administrative bodies	146

16.3 Information on the Audit Committee and the Remuneration Committee	159-160

16.4 Corporate governance in effect in the issuer’s country of origin	146

17. EMPLOYEES

17.1 Number of employees	115

17.2 Profit-sharing and stock options	56-58 and 151-156

17.3 Agreement providing for employees’ participation in the issuer’s capital	90-91 and 107

18. MAJOR SHAREHOLDERS

18.1 Shareholders holding 5% of the share capital or voting rights	106

18.2 Existence of different voting rights	107

18.3 Control of the issuer	N/A

18.4 Agreement, known to the issuer, the implementation of which may at a subsequent date result in a change in control of the issuer	107

19. RELATED PARTY TRANSACTIONS

20. FINANCIAL INFORMATION CONCERNING THE ISSUER’S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES

20.1 Historical financial information	8-94

20.2 Pro forma financial information	N/A

20.3 Financial statements	11-94

20.4 Auditing of historical financial information	180

20.5 Date of latest financial information	N/A

20.6 Interim and other financial information	N/A

20.7 Dividend policy	7 and 58 and 87 and 91

20.8 Legal and arbitration proceedings	63-65 and 93-94 and 130-132

20.9 Significant change in the issuer’s financial information or trading position	109

21. ADDITIONAL INFORMATION

21.1 Common stock	102-107 and 151-156

21.2 Memorandum and Articles of Association	97-98; 107; 133; 156 and 161

22. MATERIAL CONTRACTS	65-69; 130; 171-175

23. THIRD PARTY INFORMATION AND STATEMENT BY EXPERTS AND DECLARATIONS OF ANY INTEREST	2

24. DOCUMENTS ON DISPLAY	98 and 180

25. INFORMATION ON HOLDINGS	55; 82-88; 88; 107-108; 120; 122 and 129-130

This “document de référence” was filed on March 27, 2006 with the AMF (Autorité des Marchés Financiers), in accordance with Article 212-13 of the AMF general regulations. It can be used as a support document for a financial operation as long as it is presented together with a “note d’opération” validated by the AMF.